As filed with the Securities and Exchange Commission on February 14, 2023.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number:
Cool Company Ltd.
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or Organization)
2nd floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM11
Bermuda
(Address of principal executive offices)
Richard Tyrrell
Chief Executive Officer
2nd floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM11
Bermuda
+1 441 295 4705
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Copies to:
James A. McDonald
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London, E14 5DS
United Kingdom
+44 20 7519-7000
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Common shares, par value $1.00 per share	CLCO	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐     No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ☐    No  ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☐    No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):
Yes  ☐    No ☒
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒
Emerging Growth Company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☒	U.S. GAAP
☐	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
 ☐ Item 17      ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐     No  ☐

i

Page
INDEX TO FINANCIAL STATEMENTS	F-1
GOLAR SHIPPING AND VESSEL MANAGEMENT (a carve-out business of Golar LNG Limited)
AUDITED COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-3
COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS	F-32
PERNLI MARINE LIMITED
UNAUDITED FINANCIAL STATEMENTS	F-62
PERSECT MARINE LIMITED
UNAUDITED FINANCIAL STATEMENTS	F-72
FELOX MARINE LIMITED
UNAUDITED FINANCIAL STATEMENTS	F-82
RESPENT MARINE LIMITED
UNAUDITED FINANCIAL STATEMENTS	F-92
COOL COMPANY LTD.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	F-102

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We prepare and report our financial statements in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (the “FASB”). We maintain our books and records in U.S. dollars. The combined carve-out financial statements of our predecessor for accounting purposes reflect the assets, liabilities and operating results of Cool Company Ltd., the eight subsidiaries that own or lease the eight vessels acquired from Golar LNG Limited (“Golar” or “Parent”), seven lessor variable interest entities (“VIEs”) reflecting legacy sale and leaseback finance arrangements for seven of the vessels acquired, two management companies and The Cool Pool Limited (the “Predecessor”). The “Company”, “we”, “us” or “CoolCo” refer to Cool Company Ltd. and, as the context requires, its consolidated subsidiaries.
We have made rounding adjustments to some of the figures included in this registration statement. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.
Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this registration statement are to the lawful currency of the United States of America and references to “Norwegian Kroner” and “NOK” are to the lawful currency of Norway.
KEY PERFORMANCE INDICATORS
Throughout this registration statement, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in “Item 5. Operating and Financial Review and Prospects – A. Operating Results.”
Time Charter Equivalent (or “TCE”) rate is a measure of the average daily income performance of the twelve liquefied natural gas (“LNG”) carrier (“LNGC”) vessels that we currently own. For time charters, this is calculated by dividing time and voyage charter revenues less any voyage, charter hire and commission expenses, net, by the number of operating days during a reporting period. Operating days are calculated on a vessel-by-vessel basis and represent the calendar days in a given period that a vessel is in our possession less off-hire days as a result of scheduled repairs, scheduled drydocking or special or intermediate surveys and scheduled lay-ups. Under a time charter, the charterer pays substantially all of the vessel related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.
TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We present average daily TCE rate, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with time and voyage charter revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our Vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this registration statement concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on industry publications and other published industry sources prepared by third parties, including the International Energy Agency (“IEA”), Clarkson Research Services Limited (“Clarksons Research”), Bloomberg, IHS Markit, Shell plc, the Brussels Report, the CIA World Factbook, U.S. Energy Information Administration and the International Group of Liquefied Natural Gas Importers, as well as publicly available information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. We believe the data from third party sources to be reliable based on our management’s knowledge of the industry.
The discussion contained under the heading “Item 4. Information on the Company – B. Business Overview – Industry” has been provided by Clarksons Research which has confirmed to us that it believes it accurately describes the international LNG shipping market as of the date of this registration statement. The statistical and graphical information we use in this registration statement has been compiled by Clarksons Research, from its database and other industry sources. Clarksons Research compiles and publishes data for the benefit of its clients. In connection therewith, Clarksons Research has advised that (i) certain information in Clarksons Research’s database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarksons Research’s database and (iii) while Clarksons Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.
TRADEMARKS
This registration statement may contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this registration statement is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names presented in this registration statement may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.
EXCHANGE CONTROL
Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes provided our common shares remain listed on an appointed stock exchange, which includes the NYSE. In granting such consent the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this registration statement.
v

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This registration statement contains statements that constitute forward-looking statements about us and our industry that involve, substantial risks and uncertainties. All statements other than statements of historical fact contained in this registration statement, including, without limitation, statements regarding our future results of operations or financial condition, business strategy, acquisition plans and strategy, economic conditions, both generally and in particular in the LNG and LNGC markets, and objectives of management for future operations, are forward-looking statements. Many of the forward-looking statements contained in this registration statement can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “may,” “will,” “would,” “project,” “predict,” “estimate” and “potential,” among others.
Forward-looking statements appear in a number of places in this registration statement and include, but are not limited to, statements regarding our intent, belief or current expectations. You should not rely on forward-looking statements as predictions of future events. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Forward-looking statements include such matters as:
•	plans to acquire vessels and any associated contracts thereof;
•
expected trends in our industry, including those discussed under “Item 4. Information on the Company – B. Business Overview – Industry” and under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Recent Trends and Outlook”;

•	expected trends in the global fleet of LNG vessels, including expected scrapping;
•	expected trends in LNG demand;
•	expected market trends and expected impact of sanctions;
•	expected trends in LNGC hire rates;
•	intention to reduce carbon emissions intensity; and
•	expected trends in scrapping and reduction of steam vessels.
Additionally, such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under “Item 3. Key Information – D. Risk Factors” in this registration statement. These risks and uncertainties include factors relating to:
•	general economic, political and business conditions, including sanctions and other measures;
•	general LNG market conditions, including fluctuations in charter hire rates and vessel values;
•
changes in demand in the LNG shipping industry, including the market for eight modern tri-fuel diesel electric (“TFDE”) vessels we acquired from Golar (the “Original Vessels”) and the four modern two-stroke and TFDE vessels acquired from Quantum Crude Tankers Ltd (the “Acquisition Vessels”) (the Original Vessels and Acquisition Vessels are collectively referred to as the “Vessels”);

•	changes in the supply of LNG vessels;
•	our ability to successfully employ the Vessels;
•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	compliance with, and our liabilities under, governmental, tax environmental and safety laws and regulations;
•	changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•	potential disruption of shipping routes and demand due to accidents, piracy or political events;
•	vessel breakdowns and instances of loss of hire;

•	vessel underperformance and related warranty claims;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of the Newbuild Vessels (as defined herein);
•	our ability to procure or have access to financing and refinancing, including financing for the Newbuild Vessels;
•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	fluctuations in foreign currency exchange and interest rates;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	our limited operating history under the CoolCo name;
•	other factors that may affect our financial condition, liquidity and results of operations; and
•	other risk factors discussed under “Item 3. Key Information – D. Risk Factors.”
Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this registration statement. The unprecedented nature of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of the foregoing events or factors. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this registration statement. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this registration statement relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this registration statement to reflect events or circumstances after the date of this registration statement or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

PART I
ITEM 1.	Identity of Directors, Senior Management and Advisers
A.	Directors and Senior Management
For information on our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management.”
B.	Advisers
Not Applicable.
C.	Auditors
See “Item 10. Additional Information – G. Statements by Experts.”
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
A.	Offer Statistics
Not applicable.
B.	Method And Expected Timetable
Not applicable.
ITEM 3.	KEY INFORMATION
A.	[Reserved]
B.	Capitalization and Indebtedness
The table below sets forth our cash and cash equivalents and capitalization as of September 30, 2022, derived from our consolidated financial statements included elsewhere in this registration statement:
Investors should read this table in conjunction with our consolidated financial statements included in this registration statement.
As of September 30, 2022
(unaudited)
(in thousands of $)
Cash:
Cash and cash equivalents	94,790
Capitalization:
Liabilities:
Interest bearing debt (long term and short term), net of deferred charges (secured)	657,378
Other Liabilities	119,435
Total liabilities	776,813
Equity:
Owners’ equity	394,863
Accumulated retained earnings	52,529
Total owners’ equity	447,392
Non-controlling interests	69,099
Total Equity	516,491
Total Capitalization	1,293,304
C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our ordinary shares could decline, and you could lose all or part of your investment. This registration statement also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements due to certain factors, including the risks facing our Company.
Risk Factors Summary
Investing in our ordinary shares and our ability to successfully operate our business and execute our growth plan each are subject to numerous and substantial risks. You should carefully consider the risks described in the risk factors below before deciding to invest in our ordinary shares. If any of these risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:
•	general economic, political and business conditions, including sanctions and other measures;
•	general LNG market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in demand in the LNG shipping industry, including the market for our Vessels;
•	changes in the supply of LNG vessels;
•	our ability to successfully employ our Vessels;
•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•	changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•	potential disruption of shipping routes and demand due to accidents, piracy or political events;
•	vessel breakdowns and instances of loss of hire;
•	vessel underperformance and related warranty claims;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of the Newbuild Vessels;
•	our ability to procure or have access to financing and refinancing, including financing for the Newbuild Vessels;
•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	fluctuations in foreign currency exchange and interest rates;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	our limited operating history under the CoolCo name;
•	other factors that may affect our financial condition, liquidity and results of operations; and
•	other risk factors discussed under “Item 3. Key Information – D. Risk Factors.”

Risks Related to Our Industry
Our results of operations and financial condition depend on demand for LNGCs.
Our results of operations and financial condition depend on continued world and regional demand for LNGCs which could be negatively affected by several factors, including but not limited to:
•	price and availability of natural gas, LNG, crude oil and petroleum products;
•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas;
•	further development of, or decreases in the cost of, alternative technologies for LNG transportation;
•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;
•
increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	negative global or regional economic or political conditions, particularly in LNG-consuming regions, could reduce energy consumption or its growth;
•
global and regional economic and political conditions and developments, armed conflicts, including the recent conflicts between Russia and Ukraine, and terrorist activities, trade wars, tariffs, embargoes and strikes;

•	the impact of sanctions on LNG production;
•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;
•
any significant explosion, spill or other incident involving an LNG facility or carrier, conventional land-based regasification or liquefaction system, or floating storage and regasification units (“FSRUs”);

•	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive;
•	a significant increase in the number of LNGCs available, whether by a reduction in the scrapping of existing vessels or the increase in construction of vessels;
•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;
•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;
•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;
•	labor or political unrest affecting existing or proposed areas of LNG production, liquefaction and regasification;
•	availability of new, alternative energy sources, including renewables; and
•	decrease in demand for LNG imports globally following any easing or lifting of sanctions and/or the continued import of Russian natural gas.
Reduced demand for LNG or LNG liquefaction, storage, shipping or regasification, or any reduction or limitation in LNG production capacity, could have a material adverse effect on prevailing charter rates or the market value of our Vessels, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we depend on oil and gas companies’ willingness and ability to continue making operating and capital expenditures to explore, develop and produce natural gas. Limitations on the availability of capital or higher costs of capital for financing expenditures, or the desire to preserve liquidity, may cause oil and gas companies to make reductions in future capital budgets and outlays, which will affect the LNG market and our operational costs.
Demand for our Vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global LNG fleet and the sources and supply of LNG transported by sea. The capacity of the global LNG fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. Factors that influence the capacity of the global LNG fleet, include:
•	the number of newbuilding orders and deliveries, as these may be impacted by the availability of financing for shipping activity;
•	the number of shipyards, availability at shipyards and ability of shipyards to deliver vessels;
•	scrapping of older vessels;
•	speed of vessel operation;
•	vessel casualties, including loss or material damage to, grounding or disabling of a vessel;
•	the degree of recycling of older vessels;
•	number of vessels that are out of service;
•	availability of financing for new vessels and shipping activity;
•	business disruptions, including supply chain disruptions and congestion, due to natural and other disasters, including the COVID-19 pandemic;
•	changes in regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of vessels; and
•	environmental concerns and uncertainty around new regulations relating to, among other things, new technologies which may delay the ordering of new vessels.
In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing LNG fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors are outside of our control, and we may not be able to accurately evaluate the timing and degree of changes in industry conditions.
Global climate change may increase the frequency and severity of weather events and the losses resulting therefrom, which could have a material adverse effect on the economies in the markets in which we operate or plan to operate in the future and therefore on our business.
Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate and intend to operate, and have created additional uncertainty as to future trends. There is a growing consensus today that climate change increases the frequency and severity of extreme weather events and, in recent years, the frequency of major weather events appears to have increased. We cannot predict whether or to what extent damage that may be caused by natural events, such as severe tropical storms, hurricanes, cyclones and typhoons will affect our operations or the economies in our current or future market areas, but the increased frequency and severity of such weather events could increase the negative impact on economic conditions in these regions and affect our ability to transport natural gas. In particular, if one of the regions in which our Vessels and other vessels we may acquire in the future are operating is impacted by such a natural catastrophe in the future, it could have a material adverse effect on our business, financial condition and results of operations. Further, the economies of such impacted areas may require significant time to recover and there is no assurance that a full recovery will occur.

Increasing scrutiny and changing expectations from customers, investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their Environmental, Social and Governance (“ESG”) policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry participant expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or results of operations of such a company could be materially and adversely affected.
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the nature of the business of transportation of LNG in which we are engaged. If we do not meet these standards, our business or our ability to access capital could be harmed.
Additionally, certain investors and lenders may exclude companies engaged in the transportation of LNG, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing those markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our business, financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. Similarly, these policies may negatively impact the ability of other businesses in our supply chain, including natural gas producers, as well as users of LNG and natural gas, to access debt and capital markets. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Political, governmental and economic instability and sanctions or embargoes imposed by the U.S. or other governmental authorities could adversely affect our business.
The operations of certain of our customers may be adversely affected by changing economic, political and government conditions in the countries and regions where our Vessels are employed or registered. We operate in, and/or are pursuing opportunities in areas of the world that are likely to be adversely impacted by the effects of political conflicts, including the current political instability in Ukraine, the Middle East and the South China Sea region, terrorist or other attacks, and war (or threatened war) or international hostilities. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results.
In addition, political instability has resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf and Gulf of Guinea regions. The conflict in Ukraine has resulted in several countries and international organizations, such as the U.S., the U.K. and the EU, imposing trade and investment sanctions against Russia which are expected to adversely affect the global economy. Russian LNG is not currently sanctioned but investment in new Russian LNG supply is affected – as are several market participants with connections to Russia. While our Vessels and their respective charterers are not directly impacted by these measures, these factors could also increase our costs of conducting our business, particularly crew, insurance and security costs, and prevent or restrict us from obtaining insurance coverage, all of which have may have a material adverse effect on our business, financial condition and results of operations.
While recent supply chain disruptions that occurred globally have not to date materially impacted our business or operations, LNG supply chains could be further disrupted by factors outside of our control, including those related to and resulting from Russia’s invasion of Ukraine. These factors could include (i) a reduction in the supply or availability of equipment or products to maintain and replace our Vessels, (ii) labor shortages, (iii) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on maritime transportation and the LNG supply chain and (iv) economic sanctions or embargoes, including those relating to Russia’s invasion of Ukraine and high costs due to challenges with sourcing materials or exposure to supply chain risk due to the invasion.
In addition, tariffs, trade embargoes and other economic sanctions imposed by the U.S. or other countries, against countries in which we operate, or to which we trade, or to which we or any of our customers or business partners become subjected to, could harm our business. We could be subjected to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected if we were found to be in a violation of sanctions or embargo laws.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. This could have a material adverse effect on our business, financial condition and results of operations.
Our operations may be impacted by, and growth of our business may be limited by, many factors, including infrastructure constraints and community and political group resistance to existing and new LNG and natural gas infrastructure over concerns about the environment, environmental justice, safety and terrorism.
The number of existing LNG import terminal projects is limited, and new or expanded LNG import terminal projects are highly complex and capital intensive. Many factors could negatively affect continued development of LNG-related infrastructure, including floating storage and regasification, or disrupt the supply of LNG, including:
•	limited downstream infrastructure limiting the development of new or expanded import terminals;
•	local community resistance to proposed or existing LNG facilities based on safety, environmental, environmental justice or security concerns;
•
any significant explosion, spill or similar incident involving an LNG facility or vessel involved in the LNG transportation, storage and regasification industry, including an LNGC (such as the major fire at the Freeport LNG facility in Quintana, Texas in June 2022, which significantly disrupted its operations and is expected to exacerbate global LNG shortages through sometime in the first quarter 2023 on the basis of currently available information); and

•	labor or political unrest affecting existing or proposed sites for LNG regasification terminals.
Additionally, if there are adverse effects or delays to the continued development of LNG-related infrastructure, then there could be an excess of available LNG shipping tonnage in the market, resulting in weaker pricing for our services.
We expect that if the LNG supply chain is disrupted or does not continue to grow, or if a significant explosion, spill or similar incident occurs within the LNG transportation, storage and regasification industry, it could have a material adverse effect on our business, financial condition and results of operations.
Maritime claimants could arrest our vessels, which could interrupt our cash flows.
If we are in default on certain kinds of obligations, such as those to our lenders, crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In certain jurisdictions, claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay to have the arrest lifted. This would negatively impact our revenues and reduce our cash flows.
We are dependent on continued exploration and production of gas.
We depend on oil and gas companies’ willingness and ability to continue making operating and capital expenditures to explore, develop and produce natural gas. Limitations on the availability of capital or higher costs of capital for financing expenditures, or the desire to preserve liquidity, may cause oil and gas companies to make additional reductions in future capital budgets and outlays, which will affect the LNG market and our operational costs.

Risks Related to Our Business
Our business relies on the performance by customers under current charters or charters we will enter into in the future, and we could be materially and adversely affected if any customer fails to perform its contractual obligations for any reason, including nonpayment and nonperformance, or if we fail to enter into such charters at all.
The substantial majority of our revenue is generated from time charter contracts for our Original Vessels and other vessels in a pooling arrangement whereby they are traded (the “Cool Pool”) and time charter contracts for the Acquisition Vessels, which trade outside the pooling arrangement. Accordingly, our near-term ability to generate cash is dependent on our customers’ continued willingness and ability to continue purchasing our services and to perform their obligations under their respective contracts. Their obligations may include certain nomination or operational responsibilities or compliance with certain contractual representations and warranties in addition to payment of fees for the use of our Vessels.
No assurance can be given that we will manage to obtain favorable contracts for our Vessels. There is no certainty that we will be able to enter into new charterparties for our Vessels or renew charterparties with equally or more favorable contracts upon their expiration. Any periods of non-employment of our Vessels and renewals of or new contracts on less favorable terms will negatively affect our results of operation.
Our credit procedures and policies may be inadequate to eliminate risks of nonpayment and nonperformance. Additionally, we may face difficulties in enforcing our contractual rights against contractual counterparties, including due to the cost and time involved in resolution of disputes by arbitration and litigation, difficulty in enforcing international arbitration awards particularly in situations where all or most of a counterparty’s assets are located in its home jurisdiction and involuntary submission to local courts notwithstanding contract clauses providing for international arbitration.
Our contracts with our customers are subject to termination under certain circumstances.
Our contracts with our customers contain various termination rights. For example, each of our long-term time charters contain various termination rights, including:
•
at the end of a specified time period following certain events such as the outbreak of war or hostilities involving two or more major nations, if such war or hostilities materially and adversely affect the trading of the vessel for a certain period;

•	a number of consecutive days off-hire in each year;
•	loss of or requisition of the vessel;
•	the occurrence of an insolvency event; and
•	the occurrence of certain uncured, material breaches.
We may not be able to replace these contracts on desirable terms, or at all, if they are terminated prior to the end of their terms. Contracts that we enter into in the future may contain similar provisions. In addition, our customers may choose not to extend existing contracts. As a result, we may have an underutilized fleet or we may enter into new contracts at lower rates, and we will still have operational costs and financing obligations to meet regardless of use. If any of our current or future contracts are terminated prior to the end of their terms, such termination could have a material adverse effect on our business, financial condition and results of operations.
The operation of our Vessels is inherently risky, and an incident involving health, safety, property or environmental consequences involving any of our Vessels could harm our reputation, business and financial condition.
Our Vessels and the LNG and natural gas onboard are at risk of being damaged or lost because of events such as:
•	marine disasters;
•	piracy;
•	environmental incidents;
•	bad weather;

•	mechanical failures;
•	grounding, fire, explosions and collisions;
•	human error; and
•	war and terrorism.
An accident or incident involving any of our Vessels could result in any of the following:
•	death or injury to persons, loss of property or damage to the environment, natural resources or protected species, and associated costs;
•	suspension or termination of customer contracts, and resulting loss of revenues;
•	governmental fines, penalties or restrictions on conducting business;
•	higher insurance rates; and
•	damage to our reputation and customer relationships generally, thereby threatening company viability.
Furthermore, our management company will be under review and attract scrutiny if there is an accident or incident involving any of our Vessels. Any of these results could have a material adverse effect on our business, financial condition and results of operations.
If our Vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover, for example, due to insufficient coverage amounts or the refusal by our insurance provider to pay a claim. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs not otherwise covered by insurance, could materially adversely affect our business, financial condition and results of operations.
Environmental, health and safety performance is critical to the success of all areas of our business. Any failure in environmental, health and safety performance may result in penalties for non-compliance with relevant regulatory requirements or litigation, and a failure that results in a significant environmental, health and safety incident is likely to be costly in terms of potential liabilities. Such a failure could generate public concern and negative media coverage and have a corresponding impact on our reputation and our relationships with relevant regulatory agencies and local communities, which in turn could have a material adverse effect on our business, financial condition and results of operations.
We may experience operational problems with our Vessels that could reduce revenue, increase costs or lead to termination of our customer contracts.
Our Vessels are complex and their operations are technically challenging and the operation of our Vessels is subject to mechanical risks. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Moreover, pursuant to our customer contracts, our Vessels must maintain certain specified performance standards, which may include timeliness, consumption of no more than a specified amount of fuel per day or a requirement not to exceed a maximum average daily boil-off through the course of a defined period of time. If we fail to maintain these standards and no contractual exceptions such as bad weather apply, we may be liable to our customers for reduced hire, damages and certain liquidated damages payable under the charterer’s contract with its customer, and in certain circumstances, our customers may be entitled to terminate their respective contracts with us. Any of these results could harm our business, financial condition and results of operations.
We must make substantial expenditures to maintain and replace, over the long-term, the operating capacity of our fleet and associated assets.
Repairs, maintenance and replacement capital expenditures include expenditures associated with drydocking a vessel, modifying an existing vessel, acquiring a new vessel or otherwise repairing or replacing current vessels and associated assets, at the end of their useful lives. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:
•	the cost of labor and materials;
•	customer requirements;

•	fleet size;
•	the cost of replacement vessels;
•	length of charters;
•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment;
•	competitive standards; and
•	operating conditions, including adverse weather events, sea currents and natural disasters impacting performance, required maintenance and repair intervals and spending.
Significant increases in such expenditures could materially adversely affect our business, financial condition and results of operations.
We face risks in connection with our purchase of the Acquisition Vessels.
We purchased the four Acquisition Vessels from Quantum Crude Tankers Ltd., an affiliate of EPS in November 2022. We face risks in connection with the acquisition of these vessels.
Our subsidiary ManCo (as defined herein) currently manages these vessels and did so prior to the acquisition, but we face risks in connection with the integration of these vessels into our fleet. These vessels also significantly increased the size of our fleet and put increasing demands on our organization.
We also face risks in connection with the debt associated with the Acquisition Vessels. When we acquired the vessels, we also acquired debt, secured by pledges over the vessels, equal to $520 million in the aggregate. The acquisition of this debt significantly increases our debt and risks associated with such debt and significantly increases our finance expense.
We face risks associated with the charters in place for the Acquisition Vessels. These charters can be extended by the charterer for additional time periods. Such charters may prevent us from deploying the vessels on more profitable charters if market rates increase in the future.
We face risks in connection with the contracts for the option to acquire the Newbuild Vessels, including the risk that we have not obtained any debt financing or charter agreements for these vessels.
We have the option to acquire the contracts for the Newbuild Vessels and such option is exercisable prior to June 30, 2023. We will face a number of risks in connection with the planned acquisition of these contracts if the option is exercised.
The purchase consideration under the option to acquire the Newbuild Vessels is $234 million per vessel. We expect to finance, with debt, a significant portion of the remaining purchase price for each vessel but we have not yet obtained any financing commitments. If we are unable to obtain sufficient financing after exercising the option, we may need to raise additional equity financing or we may not be able to acquire the vessels as required under the contracts, which could result in loss of deposits, potential claims against us or sales of the contracts (if we are able to sell them) on terms that are not favorable to us. In addition, any financing we do incur may not be on favorable terms, may impose onerous covenants and could result in higher than expected financing expenses.
In addition, we do not have any charter agreements in place for these vessels and may not charter the vessels until closer to the time of delivery. We face the risk that we may be unable to charter the vessels on favorable terms. The rates we are able to achieve will depend on market conditions at the time we enter into the charters. Furthermore, we may not be able to secure charters for the vessels upon delivery.
We also face the risk of delay in delivery of the vessels, scheduled for delivery on or before January 20, 2025 and February 28, 2025, respectively. Any significant delays in the delivery of one or both of these ships would delay our collection of revenues under any charters we are able to enter into for those vessels. Any such delays could result in the cancellation of those time charters or introduce other liabilities under those charters, which could adversely affect our business, financial condition and results of operations. In addition, the delivery of any of these ships with substantial defects or unexpected operational problems post-delivery could have similar consequences.

The delivery of a newbuilding could be delayed because of numerous factors, including:
•	our inability to secure adequate debt financing on acceptable terms;
•	shortages of equipment, materials or skilled labor;
•	delays in the receipt of necessary construction materials, such as steel, or equipment, such as engines or generators;
•	failure of equipment to meet quality and/or performance standards;
•	the shipyard’s over-committing to new ships to be constructed;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	financial or operating difficulties experienced by equipment vendors or the shipyard;
•	required changes to the original ship specifications;
•	inability to obtain required permits or approvals;
•	disputes with the shipyard;
•	work stoppages and other labor disputes; and
•	natural disasters or any other disruptive events, such as an outbreak of war.
Finally, as with any vessel newbuild contract, we face the risk that the value of the vessel could be lower than the purchase price at the time of delivery. If market conditions result in a value of the Newbuild Vessels being less than the purchase price, this could have a negative impact on our business, financial condition and results of operations.
We may have difficulty further expanding our fleet in the future through newbuild vessels and vessels acquisitions.
In addition to our plan to acquire the Newbuild Vessels, we may expand our fleet by ordering additional newbuilding ships and by making selective acquisitions of high-quality secondhand ships to the extent that they are available. Our ability to acquire such vessels will depend on numerous factors, some of which are beyond our control, including our ability to:
•	identify attractive vessel acquisition opportunities and consummate such acquisitions;
•	obtain newbuilding contracts at acceptable prices;
•	obtain required financing on acceptable terms;
•	secure charter arrangements on terms acceptable to our lenders;
•	expand our relationships with existing customers and establish new customer relationships;
•	recruit and retain additional suitably qualified and experienced seafarers and shore-based employees;
•	continue to meet technical and safety performance standards;
•	manage joint ventures; and
•	manage the expansion of our operations to integrate the new ships into our existing fleet.
During periods in which charter rates are high, vessel values are generally high as well, and it may be difficult to consummate vessel acquisitions or enter into shipbuilding contracts at favorable prices. In addition, any vessel acquisition we complete may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans, and we cannot give any assurances that we will not incur significant expenses and losses in connection with such growth efforts. Furthermore, throughout various sections of this registration statement, we present information that assumes that the acquisition of the Newbuild Vessels will be consummated.

Hire rates for LNG vessels may fluctuate substantially, and lower rates could have a material adverse effect on our business, financial condition and results of operations. Additionally, oversupply of LNGCs in the LNG shipping market could impact our profitability.
All of our revenues are derived from a single market, the LNG carrier segment, and therefore our financial results depend on chartering activities and developments in this segment. The LNG shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of LNG vessels has varied widely, and time charter and spot market rates for LNG vessels have in the recent past declined below the operating costs of vessels.
Hire rates for vessels fluctuate over time as a result of changes in the supply-demand balance relating to current and future vessel supply. This supply-demand relationship largely depends on a number of factors outside our control. For example, driven in part by an increase in LNG production capacity, ordering of new vessels has increased and market supply could increase at a rate that exceeds demand, particularly if older vessels are not retired as we expect, resulting in weaker pricing. We believe any future expansion of the number of LNG vessels worldwide may have a negative impact on charter hire rates, vessel utilization and vessel values if the expansion of LNG production capacity, demand for natural gas or the development of new vessels does not keep pace with the growth of the global fleet. The LNG market is also closely connected to worldwide natural gas prices and energy markets, which we cannot predict. An extended decline in natural gas prices, including a decline that leads to reduced investment in new liquefaction facilities, could adversely affect our ability to re-charter our Vessels at acceptable rates or to acquire and profitably operate new vessels which could have a material adverse effect on our business, financial condition and results of operations.
Oversupply of LNG vessels leads to reduction in charter hire, which may materially impact our profitability (in particular if our Vessels are employed in the spot market, as described below). Hence, an oversupply or over ordering of vessels from shipyards will negatively affect our ability to secure favorable contracts on our Vessels and our future revenues and profitability.
The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our business, financial condition and results of operations.
Drydockings of our vessels require significant capital expenditures and result in loss of revenue while our vessels are off-hire and a number of our vessels are scheduled for drydocking in the coming years. Any significant increase in either the number of off-hire days due to such drydockings or in the costs of any repairs carried out during the drydockings could have a material adverse effect on our business, financial condition and results of operations. We may not be able to accurately predict the time required to drydock any of our vessels or any unanticipated problems that may arise. If more than one of our vessels is required to be out of service at the same time, or if a vessel is drydocked longer than expected or if the cost of repairs during the drydocking is greater than budgeted, our business, financial condition and results of operations could be adversely affected.
A shortage of qualified officers and crew could have an adverse effect on our business, financial condition and results of operations.
Our vessels require technically skilled officers and crews with specialized training. As the worldwide LNGC fleet has grown, the demand for technically skilled officers and crews has increased, which could lead to a shortage of such personnel. A material decrease in the supply of technically skilled officers and crew, including as a result of the invasion of Ukraine by Russia and government responses thereto, or our inability or that of ManCo to attract and retain such qualified officers and crew could impair our ability to operate or increase the cost of crewing our contract vessels, which would materially adversely affect our business, financial condition and results of operations.
We rely on third parties (including Golar) to provide certain outsourced administrative services. If such providers do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.
We rely on third parties, including Golar, to temporarily and partially provide a variety of outsourced administrative services, including IT, accounting, treasury finance operations including corporate reporting and consolidation, investor relations, corporate communications, and website design and development. We rely on these third-party outsourced services providers to enable some of our business operations. If any of our third-party outsourced services providers encounter difficulties or interruptions in providing adequate services, then our operations and functionality may be disrupted, which could harm our business and operating results.

Furthermore, if any of our outsourced services providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to accelerate the hiring of additional employees and/or find an alternate provider, and may not be able to perform these services at similar cost and/or secure similar terms or services or replace such providers in an acceptable time frame. In the event we incur delays in our hiring or make any material changes to our outsourced services providers due to changes in our business needs or otherwise, we may experience significant operational and service disruptions and reduced effectiveness of our internal controls.
Failure to obtain and maintain approvals and permits from governmental and regulatory agencies with respect to the shipping of LNG could impede operations and could have a material adverse effect on us.
The shipping of LNG is a regulated activity. We cannot control the outcome of the regulatory review and approval processes. Certain of the governmental permits, approvals and authorizations which we are required to obtain are or may be subject to rehearing requests, appeals and other challenges. The failure to obtain applicable governmental permits, approvals and authorizations is also a breach of the contractual obligations under our charters.
There is no assurance that we will obtain and maintain or renew the governmental permits, approvals and authorizations, or that we will be able to obtain them on a timely basis, and failure to obtain and maintain any of these permits, approvals or authorizations could have a material adverse effect on our business, financial condition and results of operations.
We operate in a highly competitive and quickly developing industry and our lack of diversification in business operations may expose us to additional operational and financial risks.
The market for LNG transportation services in which we operate is competitive, especially with respect to the negotiation of long-term charters. Furthermore, new competitors with greater resources could enter the market for LNGCs and operate larger fleets through consolidations, acquisitions or the purchase of new vessels, and may be able to offer lower charter rates and more modern fleets, which may affect our business, financial condition and results of operations.
The market for our business is characterized by continued and rapid technological development, and if we are not successful in acquiring new equipment, upgrading the equipment on our Vessels or acquiring necessary intellectual property rights in a timely and cost-effective manner in response to technological developments or changes in standards in the industry, this could have a material adverse effect on our business, financial condition and results of operations.
Rising inflation may result in increased costs of operations and/or financing costs, which could have a material adverse effect on our results of operations and the market price of our common shares.
Inflation has accelerated in the U.S. and globally due in part to global supply chain issues, the Ukraine-Russia war, a rise in energy prices, and strong consumer demand as economies continue to reopen from restrictions related to the COVID-19 pandemic. An inflationary environment can increase our cost of labor, as well as our other operating costs (including bunker costs when the Vessels are not on charter), which may have a material adverse impact on our financial results. Although we do not believe the recent surge in inflation has had a material impact to our operating results as of the date of this registration statement, continued prolonged periods of inflationary pressure could have a negative macroeconomic effect on the demand for LNG worldwide, which may adversely affect our business, financial condition and results of operations. In addition, economic conditions could impact and reduce availability of financing as credit becomes more expensive or unavailable. Although interest rates have increased and are expected to increase further, inflation may continue. Further, increased interest rates increase our financing costs and could have a negative effect on the securities markets generally which may, in turn, have a material adverse effect on the market price of our common shares. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Factors Affecting Our Results of Operations – Inflation and cost increases”.
Many of the charters for our Vessels will expire between 2023 and 2027. Failure to find profitable employment for these vessels could adversely affect our operations.
Our strategy is to pursue a balanced portfolio of short and long-term charters, and we are therefore exposed to fluctuations in charter rates when we renew charters. Short-term charters (of less than 12 months) expose us to the volatility in spot charter rates, which can be significant. In contrast, longer-term time charters generally provide reliable revenues, but they also limit the portion of our fleet available to the spot market during an upswing in the LNG industry cycle, when spot market voyages might be more profitable. As a result, our financial performance will be significantly affected by conditions in the LNG spot market.
Historically, the LNG spot charter market has been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for LNG capacity. Weak global economic trends may further reduce demand for transportation of LNG carriers over longer distances. The spot charter market may fluctuate significantly based upon supply of and demand for vessels and cargoes. The successful potential future operation of any of our Vessels in the competitive spot charter market will depend upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot charter market is volatile and there have been periods when spot charter rates have declined below the operating cost of vessels.
Our ability to renew the charters on our Vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, or the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our Vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.
We have only recently acquired our initial fleet of Vessels and management companies and formally commenced operations, which makes evaluating our business and future prospects difficult and may increase the risk of investment in us.
We have only recently acquired our Vessels, The Cool Pool Limited and ManCo. While we expect to develop an infrastructure which is suitable for an LNG shipping company, there can be no assurance that we will manage to implement an efficient infrastructure or that we will be successful in developing our business activities, including, among other things, entering into charters, financing agreements, vessel management agreements, pooling agreements or other agreements. An inability to adequately implement such infrastructure and operate our Vessels, The Cool Pool Limited and ManCo successfully will have a material adverse effect on our business, financial condition and results of operations.
Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.
Our operations are subject to risks related to outbreaks of infectious diseases, including the ongoing COVID-19 pandemic, which has been spreading around the world since December 2019. Many countries globally, affected by the outbreak, declared national emergencies due to the outbreak. The COVID-19 outbreak has negatively affected economic conditions and caused energy prices to become more volatile. The COVID-19 outbreak also negatively affected the supply chain, the labor market and the demand for LNG regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries have been imposing and may continue to impose travel bans, quarantines and other emergency public health measures. These measures, though temporary in nature, may continue and increase as countries attempt to contain the outbreak.
The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the evolving landscape. As the pandemic continues to develop, our operations may be impacted by COVID-19, including in the following ways:
•
crew changes may be canceled or delayed due to port authorities denying or delaying disembarkation, a high potential of infection in countries where crew changes may otherwise have taken place, and the inability to repatriate crew members due to lack of international air transport or denial of re-entry by crew members’ home countries that have closed their borders;

•	we may be unable to complete scheduled engine overhauls, routine maintenance work and management of equipment malfunctions;
•
there may be shortages or a lack of access to required spare parts for our Vessels, and delays in repairs to, or scheduled or unscheduled maintenance or modifications or drydocking of, our Vessels, as a result of a lack of berths available at shipyards from a shortage in labor at shipyards or contractors or due to other business disruptions;

•	we may be required to find new, remote means to complete vessel inspections and related certifications by class societies, customers or government agencies;
•
there may be disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions, increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements; and

•	our Vessels could be placed off-hire if prohibited from entering a port to load or discharge cargo due to COVID-19 restrictions.
In addition, the impact of the COVID-19 pandemic or similar outbreaks, including governmental and other third party responses thereto, on our customers could enhance the risk of nonpayment by such customers under our contracts and negatively affect our business, financial condition and results of operations. The continued impact of COVID-19 could significantly impact economic activity and demand for our Vessels and services and could negatively affect our business, financial condition and results of operations.
We may be subject to litigation, arbitration or other claims which could materially and adversely affect us.
We may in the future be subject to litigation and enforcement actions, such as claims relating to our operations, securities offerings and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. In the event of any litigation or enforcement action, we would establish warranty, claim or litigation reserves that we believe are adequate; we cannot be certain, however, of the ultimate outcomes of any claims that may arise in the future, and legal proceedings may result in the award of substantial damages against us beyond our reserves. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured or in excess of insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Furthermore, plaintiffs may in certain of these legal proceedings seek class action status with potential class sizes that vary from case to case.
Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. Certain litigation or the resolution thereof may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.
Termination, or a change in the nature, of our relationship with the Cool Pool could adversely affect our business.
As of the date of this registration statement, the Original Vessels participate in the Cool Pool. Our participation in the Cool Pool is intended to enhance the financial performance of the Original Vessels through higher vessel utilization. Changes in the management of, and the terms of, the Cool Pool, decreases in the number of vessels participating in the Cool Pool, or the termination of the Cool Pool, could result in increased costs and reduced efficiency and profitability for us.
In addition, in recent years the European Union (the “EU”) has published guidelines on the application of the EU antitrust rules to traditional agreements for maritime services such as commercial pools. While we believe that the Cool Pool complies with EU rules, there has been limited administrative and judicial interpretation of the rules. Restrictive interpretations of the guidelines could adversely affect our ability to commercially market the respective types of vessels in commercial pools.
Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.
Our current operations and future projects are subject to the inherent risks associated with LNG operations and other risks, including explosions, pollution, release of toxic substances, fires, seismic events, hurricanes and other adverse weather conditions, and other hazards, each of which could result in significant delays in commencement or interruptions of operations or result in damage to or destruction of our assets or damage to persons and property. In addition, such operations and the facilities of third parties on which our current operations may be dependent face possible risks associated with acts of aggression or terrorism. Some of the regions in which we operate are affected by hurricanes or tropical storms. We maintain loss of hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to a vessel from accidents. However, our loss of hire insurance may not be sufficient to cover all losses incurred as a result of such loss of revenue. Any loss of vessel or any extended period of vessel off-hire, due to an accident or otherwise, not covered by our loss of hire insurance could have an adverse effect on our business, financial condition and results of operations.
We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A significant release of natural gas, marine disasters or natural disasters could result in losses that exceed our insurance coverage, which could harm our business, financial condition and results of operations. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions.
Changes in the insurance markets attributable to terrorist attacks or political change may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage.
Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.
Accounting rules and interpretations for certain aspects of our financial reporting are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments, such as those related to asset impairments, could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retrospectively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.
Foreign private issuers have the option of adopting and presenting their financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board rather than U.S. GAAP. If we elect to adopt IFRS in the future, we would present our financial statements under IFRS, which are different from those of U.S. GAAP, and SEC rules would not require foreign private issuers to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP.
Our global operations are subject to the risks normally associated with any conduct of business in various countries around the world, including varying degrees of political, legal and economic risk.
Our global operations are subject to the risks normally associated with any conduct of business in foreign countries including: political risks; civil disturbance risks; changes in laws or policies of particular countries, including those relating to duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local authorities; the risk of intervention, expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.
Threats or instability in a country caused by political events including elections, change in government, changes in personnel or legislative bodies, foreign relations, sanctions or military control present serious political and social risk and instability, causing interruptions to the flow of business negotiations and influencing relationships with government officials. Changes in policy or law may have a material adverse effect on our business, financial condition and results of operations. The risks include increased “unpaid” state participation, higher taxation levels and potential expropriation.
Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate us, compliance with applicable anti-corruption laws by virtue of our operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and our possible failure to identify, manage and mitigate instances of fraud, corruption or violations of our code of conduct and applicable regulatory requirements.
There is also the risk of increased disclosure requirements; currency fluctuations; restrictions on the ability of local operating companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations; increased regulatory requirements and restrictions; increased and environment- and health-related regulations; limitations on the repatriation of earnings or on our ability to assist in minimizing our expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.
These risks may limit or disrupt our investments, restrict the movement of funds, cause us to have to expend more funds than previously expected or required or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect our businesses, financial position or results of operations. In addition, the enforcement by us of our legal rights in foreign countries, including rights to exploit our properties or utilize our permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.
Any political or economic instability in the countries in which we operate could have a material and adverse effect on our business, financial condition and results of operations.
We have offices in multiple countries worldwide, and we may expand further in the future, which subjects us to a variety of risks and complexities which, if not effectively managed, could negatively affect our business.
Our registered office is located in Hamilton, Bermuda, and we also have offices in the U.K., Croatia, Norway and Monaco. We may further establish offices in other countries in the future, either organically or as a result of an acquisition. Operating offices multiple countries subjects us to a variety of risks and complexities that may materially and adversely affect our business, results of operations, financial condition and growth prospects, including:
•	operational and logistical challenges in coordinating and maintaining offices across multiple regions;
•	the diverse regulatory, financial and legal requirements in the countries where we are located or do business, and any changes to those requirements;
•
challenges inherent in efficiently managing employees in diverse geographies, including the need to adapt systems, policies, benefits and compliance programs to differing labor and employment law and other regulations, as well as maintaining positive interactions with our unionized employees; and

•	public health risks, such as COVID-19 and potential related effects on travel and employee health and availability to operate and manage offices.
In addition, there can be no guarantee that we will effectively manage multiple offices globally without experiencing operating inefficiencies or control deficiencies. Our failure to do so could have a material adverse effect on our business, financial condition and results of operations.
Acts of war or terrorism may seriously harm our business.
Acts of war, any outbreak or escalation of hostilities between foreign powers or acts of terrorism may cause disruption to the global market for LNG in which we operate, cause shortages of materials, increase costs associated with obtaining materials, result in uninsured losses, result in the termination of certain customer contracts, affect job growth and consumer confidence or cause economic changes that we cannot anticipate, all of which could reduce or shift demand for LNG and our services and adversely impact our business, financial condition and results of operations.
Governments could requisition our Vessels during a period of war or emergency resulting in a loss of earnings.
Governments of the port states where our Vessels are operating in could requisition one or more of our Vessels. Generally, requisitions occur during a period of war or emergency, including an emergency declared by a government. Government requisition of one or more of our Vessels could have a material adverse effect on our business, financial condition and results of operations.
We may impair long-lived assets.
We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. We perform an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of long-term assets. Significant negative industry or economic trends, including a significant decline in the market price of our common shares, reduced estimates of future cash flows for our business or disruptions to our business or other factors could lead to an impairment loss. Refer to “Item 5. Operating and Financial Review and Prospects – E. Critical Accounting Estimates” where we discuss the judgments and estimates that we use in our assessment of recoverability, and the effect if actual results differ from our assumptions. Recognition of an impairment loss may negatively impact our operating results.
Vessel values may fluctuate substantially, and a decline in vessel values may result in impairment charges, the breach of our financial covenants or a loss on sale of the vessels.
Vessel values can fluctuate substantially over time due to a number of different factors, including:
•	prevailing economic conditions in the LNG, natural gas and energy markets;
•	a substantial or extended decline or increase in demand for LNG;
•	increases in the supply of vessel capacity;
•	the size and age of a vessel;
•	the remaining term on existing time charters; and
•
the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business, financial condition and results of operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures. Moreover, the cost of a replacement vessel would be significant.
If a time charter terminates, we may be unable to re-deploy the affected vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of the vessel. Our inability to dispose of a vessel at a reasonable value could result in a loss on the sale and adversely affect our ability to purchase a replacement vessel, financial condition and results of operations. A decline in the value of our vessels may also result in impairment charges or the breach of certain of the ratios and financial covenants we are required to comply with in our credit facilities. We also face the risk that the value of the Acquisition Vessels and Newbuild Vessels could decline below the purchase prices of those vessels.
Information system failures, cyber incidents or breaches in security could adversely affect us.
We rely on accounting, financial, operational, management and other information systems to conduct our operations, including systems of third parties such as Golar. These information systems are subject to damage or interruption from power outages, computer and telecommunication failures, computer viruses, security breaches, including malware and phishing, cyberattacks, natural disasters, usage errors by our employees and other related risks. Any cyber incident or attack or other disruption or failure in these information systems, or other systems or infrastructure upon which they rely, could adversely affect our ability to conduct our business and could have a material adverse effect on our business, financial condition and results of operations. For example, we or our customers or suppliers or other third parties upon whose systems we rely may be subject to retaliatory cyberattacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. In addition, any failure or security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation or a loss of confidence in our security measures, which could also harm our business.
Our insurance coverage may not be adequate to cover costs, expenses and losses associated with such events, and in any case, such insurance may not cover all of the types of costs, expenses and losses we could incur to respond to and remediate a security breach. Any incidents may result in loss of, or increased costs of, our existing insurance. We also cannot ensure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security incident or breach, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could adversely affect our reputation and our business, financial condition and/or results of operations. In addition to costs associated with investigating and fully disclosing a data breach, we could be subject to administrative or regulatory proceedings or private claims by affected parties, which could result in substantial monetary fines or damages, and our reputation would likely be harmed.
Security breaches could also significantly damage our reputation with customers and third parties with whom we do business. Any publicized security problems affecting our businesses and/or those of such third parties may discourage customers from doing business with us, which could harm our business. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to the Financing of Our Business
Access to financing sources may not be available on favorable terms, or at all, which could adversely affect our ability to grow our business, financial condition and results of operation.
We will require access to financing including to refinance our facilities as they become due, and to finance the purchase price payable for the Newbuild Vessels. Our access to additional third party sources of financing will depend, in part, on:
•	general market conditions;
•	interest rates and the impact of inflation;
•	ESG-related requirements and terms imposed by lenders;
•	the market’s perception of our growth potential;
•	our current debt levels;
•	our ability to provide the requisite security to third-party lenders including corporate guarantees;
•	our current and expected future earnings;
•	restrictions in our customer contracts to pledge or place debt on our assets;
•	risk allocation requirements for limited recourse financing vehicles;
•	creditworthiness of customers;
•	our cash flows; and
•	the market price per share of our common shares.
The global credit and equity markets and the overall economy can be extremely volatile, which could have a number of adverse effects on our business, financial condition and results of operations. For the past few years, the global financial markets have experienced a high degree of volatility, uncertainty and, during certain periods, tightening of liquidity in the banking, high yield debt and equity capital markets, resulting in certain periods when new capital has been both more difficult and more expensive to access.
If we are unable to access the credit markets, we could be required to defer or eliminate important business strategies and growth opportunities in the future. In addition, if there is prolonged volatility and weakness in credit markets, potential lenders may be unwilling or unable to provide us with financing that is attractive to us or may increase collateral requirements or may charge us prohibitively high fees in order to obtain financing. Consequently, our ability to access the credit market in order to attract financing on reasonable terms, or at all, may be adversely affected. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure additional credit financing on reasonable terms, if at all.
Depending on market conditions at the relevant time, we may have to rely more heavily on additional equity financings or on less efficient forms of debt financing that require a larger portion of our cash flows from operations, thereby reducing funds available for our operations, future business opportunities and other purposes. We may not have access to such equity or such debt capital on favorable terms at the desired times, or at all.

Our debt level and finance lease liabilities may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity or pursuing other business opportunities.
As of September 30, 2022, we had outstanding total long-term debt of $663.3 million including variable interest entity (“VIE”) debt of $113.0 million, interest commitments on long-term debt of $130.9 million and operating lease obligations of $0.7 million. Our primary facility is a $570 million senior secured sustainability term loan facility, with a maturity date of March 2027 and an initial interest rate of the Secured Overnight Financing Rate (“SOFR”) plus 275 basis points with a syndicate of banks, which we entered into in connection with the acquisition of the Original Vessels. From January 1, 2023, the margin will decrease to 270 basis points if specified sustainability performance targets with respect to vessel efficiency ratios are met, or increase to 280 basis points if such targets are not met. Such targets reduce each year from 2022 to 2026. For more information regarding our long-term debt and lease liabilities, including applicable interest rates, maturity dates and security interests, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Facilities.” Our acquisition of the Acquisition Vessels has significantly increased our debt and if we exercise the option to acquire the Newbuild Vessels, this will further increase our debt.
Our debt level could have important consequences to us, including the following:
•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be limited, or such financing may not be available on favorable terms;

•
we will need a substantial portion of our cash flows to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations and future business opportunities;

•	our debt level may make us vulnerable to competitive pressures or a downturn in our business or the economy generally; and
•	our debt level may limit our flexibility in responding to changing business and economic conditions.
Our ability to service or refinance our debt and secure new debt facilities we will require to finance the Newbuild Vessels and other vessels we may acquire will depend on, among other things, our future financial and operating performance as well as the overall credit worthiness of our customer base, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service or refinance our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all. In addition, the ongoing war in Ukraine and the ongoing COVID-19 pandemic has negatively impacted, and may contribute to continued volatility in, global economic activity, demand for energy (including LNG, natural gas and LNG shipping related services) and funds flows and sentiment in the global financial markets, and could significantly impact our ability to obtain additional debt financing.
The volatility of the global financial markets and uncertain economic conditions may adversely impact our financial condition, and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.
Global financial markets and economic conditions have been, and continue to be, volatile. Due in part to the COVID-19 pandemic, global financial markets experienced volatility and a steep and abrupt downturn followed by a recovery, which volatility may continue as a result of the ongoing COVID-19 pandemic and the recent invasion of Ukraine by Russia and government responses thereto. Disruptions in the credit and financial markets in the United States and worldwide may reduce our ability to access capital, including our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or issue equity at all, and negatively affect our liquidity in the future. Economic conditions may also adversely affect the market price of our common shares.
Increased volatility in the financial markets and potential solvency concerns about our counterparties could make the availability and cost of obtaining money from the public and private equity and debt markets more difficult. Lenders may increase interest rates, enact tighter lending standards, refuse to refinance existing debt at all or on terms similar to current debt and reduce or cease to provide funding to borrowers and other market participants, including equity and debt investors. Some lenders may be unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
In addition, an ultra-low interest rate period since the 2008 financial crisis, interest rates and credit spreads have started to revert to more normal patterns. Such tightening of the credit market could adversely impact our ability to maintain investment returns and/or affect the investment returns of future opportunities.
Certain of our financing agreements are secured by our Vessels and contain operating and financial restrictions and covenants that may restrict our business, financing activities and ability to pay dividends to our shareholders.
Our obligations under certain of our financing arrangements are secured by various forms of collateral, including vessel mortgages, cash account assignment contracts and certain of our Original Vessels are guaranteed by our subsidiaries holding the interests in our Original Vessels. Such loan agreements impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may require the consent of our lenders, or may prevent or otherwise limit our ability to, among other things:
•	merge into, or consolidate with, any other entity or sell, or otherwise dispose of, all or substantially all of our assets;
•	declare and/or pay dividends;
•	incur additional indebtedness; or
•	incur or make any capital expenditures.
Our financing arrangements also require us to maintain specific balance sheet ratios, including, as applicable, minimum amounts of available cash, minimum levels of shareholders’ equity and maximum loan to value ratio. The covenants in the debt facilities, related to the Acquisition Vessels, and the guarantee and indemnity of the facilities pursuant to which the Company guarantees the performance of the borrowers, also include similar restrictions, covenants and undertakings. If we were to fail to maintain these levels and ratios without obtaining a waiver of covenant compliance or modification to our covenants, we would be in default of our loans and lease financing agreements, which, unless waived by our lenders, could provide our lenders with the right to require us to increase the minimum value held by us under our equity and liquidity covenants, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or reclassify our indebtedness as current liabilities and could allow our lenders to accelerate our indebtedness and foreclose their liens on our vessels, which could result in the loss of our vessels. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing, which would impair our ability to continue to conduct our business. Refinanced credit facilities and future credit facilities may also contain financial and operating covenants that are more restrictive than our current set of financial covenants.
Events beyond our control, including changes in the economic and business conditions in the industry in which we operate, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings may affect our ability to comply with these covenants. We were in compliance with all covenants as of the date of this registration statement, but cannot provide any assurance that we will continue to meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.
Failure to maintain sufficient working capital could limit our growth and harm our business, financial condition and results of operations.
Differences between the date when we pay our suppliers and the date when we receive payments from our customers may adversely affect our liquidity and our cash flows. We expect our working capital needs to increase as our total business increases. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, such as the expansion of our fleet, which may harm our business, financial condition and results of operations.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations and interest rate changes that could harm our reported revenue and results of operations.
Our principal currency for our operations and financing is the U.S. dollar. We generate the majority of our revenues in the U.S. dollar. Apart from the U.S. dollar, we incur a portion of capital, operating and administrative expenses in multiple currencies.
Due to a portion of our expenses being incurred in currencies other than the U.S. dollar, our expenses may, from time to time, increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar, the Norwegian kroner, the British Pound and the Euro, which could affect the amount of net income that we report in future periods. In the future, we may use financial derivatives to hedge some of this currency exposure.
We currently do not hedge against currency fluctuations and unfavorable fluctuations in foreign currency exchange rates, which exposes us to such unfavorable currency fluctuations and may adversely affect our financial condition and results of operation. We may implement a currency hedging strategy; however, the use of financial derivatives involves certain risks, including the risk that additional collateral is demanded, losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our business, financial condition and results of operations.
Risks Related to Regulations
Our operations are subject to various international treaties and conventions and national and local environmental, health, safety and maritime conduct laws and regulations. Compliance with these obligations, and any future changes to laws and regulations applicable to our business, may have an adverse effect on our business, financial condition and results of operations.
Our operations are affected by extensive and changing international treaties and conventions, and national and local environmental protection, health, safety and maritime conduct laws and regulations, including those in force in international waters, the jurisdictional waters of the countries in which our Vessels operate and the onshore territories in which our offices are located, as well as the Marshall Islands and Liberia, where our Vessels are registered. These include rules governing response to and liability for oil spills, discharges to air and water, maritime transport of certain materials and the handling and disposal of hazardous substances and wastes. In addition, our Vessels are subject to safety and other obligations under law and the requirements of the classification societies that certify our Vessels relating to safety and seaworthiness.
Compliance with and limitations imposed by these laws, regulations, treaties, conventions, and other requirements, and any future additions or changes to such laws or requirements, may increase our costs or limit our operations and have an adverse effect on our business, financial condition and results of operations. Failure to comply can result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our Vessels.
Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or the “OPA,” provide for potentially unlimited joint, several and strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. The OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNGC, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws outside the United States and international conventions that provide for an owner or operator of LNGCs to bear strict liability for pollution. For a discussion of environmental laws and regulations affecting our business and operations, please see “Item 4. Information on the Company – A. Business Overview – Business – Environmental and Other Regulations.”
Climate change and greenhouse gas regulations and impacts may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries, the EU and the International Maritime Organization (“IMO”) have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although the emissions of greenhouse gases from international shipping currently are not subject to the international treaty on climate change known as the Paris Agreement, a new treaty or IMO regulations may be adopted in the future that includes restrictions on shipping emissions. In 2016, the IMO reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from ships engaged in international trade. The IMO adopted an initial greenhouse gas (“GHG”) reduction strategy in 2018 as a framework for further action with adoption of a revised IMO strategy targeted for 2023 (the “IMO GHG Strategy”). Consistent with the IMO GHG Strategy goal of reducing GHG emissions from international shipping by at least 50% by 2050, as compared to 2008 levels, the IMO’s Marine Environment Protection Committee (“MEPC”) agreed upon draft amendments to the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI that would establish an enforceable regulatory framework to reduce greenhouse gas emissions from international shipping, consisting of technical and operational carbon reduction measures, including use of an Energy Efficiency Existing Ship Index, an operational Carbon Intensity Indicator and an enhanced Ship Energy Efficiency Management Plan. These amendments were formally adopted at the 2021 MEPC session and came into force on January 1, 2023. Such legislation or regulations has required and may in the future require additional capital expenditures or operating expenses, such as increased costs for low-sulfur fuel needed to meet IMO 2020 requirements, for us to maintain our Vessels’ compliance with international and/or national regulations.
In addition, in September 2021, a group of over 150 companies, including shipping companies, oil companies and port authorities, called on regulators to require the shipping industry to be fully decarbonized by 2050.
The EU has indicated it intends to implement regulations to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO and, in September 2020, the European Parliament approved draft legislation that would put in place measures to address greenhouse gas emissions from shipping. Further on July 14, 2021, the European Commission adopted a series of legislative proposals on how it intends to achieve climate neutrality in the EU by 2050 (“Fit for 55 Package” or “FuelEU Maritime Initiative”). The proposals include incorporating the shipping industry into the European Union Emissions Trading System (“EU ETS”) for the first time (beginning in 2024 and phased in gradually through 2026). Owners of ships sailing in the EU will have to buy permits for their emissions under the EU ETS or face possible bans from EU ports (for all vessels operated by the shipping company), and the proposals also require permitting for 50% of emissions from international voyages starting and ending in the EU. There is also an initiative to increase the demand and deployment of renewable alternative transport fuels, and a proposal to review the Energy Taxation Directive with regard to the current exemption of fuel used by ships from taxation. The Fit for 55 Package remains subject to adoption by the European Parliament and the Council of the European Union (the “Council”). Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our Vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time. The European Parliament has proposed shifting this liability from the shipowner to the charterer through contractual requirements. European Parliament negotiations on this proposal concluded summer 2022, and negotiations with the Council (and the European Commission) have subsequently commenced.
On June 22, 2022, significant revisions to incorporate the shipping industry into the EU ETS were adopted by the European Parliament. Key revisions include:
•	expanding regulations covering the reporting of GHG beyond CO2 (including methane (CH4) and nitrous oxides) as part of monitoring, reporting and verifying (MRV) reporting;
•	broadening the EU ETS’ scope to cover smaller vessels over 5,000 gross tonnage between 2024 and 2027;
•
closing the existing loophole that would allow vessels to reduce their carbon tax burden by calling at a nearby non-EU port (e.g., Turkey or the U.K.) before calling an EU port. If the nautical distance between the EU port and the non-EU port is fewer than 300 miles, the entire voyage would be subject to carbon tax (as opposed to simply half of the voyage);

•
expanding the obligations and regulations under the EU ETS to cover all voyages between EU ports and non-EU ports if the applicable non-EU countries have not set up a system equivalent to the EU ETS; and

•	allocating responsibility for paying carbon tax onto charterers by operation of law.
Methane slip from LNG-fueled vessels is a recognized challenge. CH4 is estimated to have a global warming potential of 27-30 times the rate of CO2 over the next 100 years. For LNGCs, methane slip originates from gas-fueled engines. Current studies indicate that when methane slip is taken into account when calculating GHG emission reductions, LNG-fueled engines have GHG reduction benefits compared to current oil-based engines of between 20% to 30% for two-stroke slow-speed engines, and 11% to 21% for four-stroke medium speed engines, inclusive of methane slip. The primary difference between a four-stroke engine and a two-stroke engine is that a four-stroke engine goes through four stages, or two complete revolutions, to complete one power stroke, while a two-stroke engine goes through two stages, or one complete revolution, to complete one power stroke. Consequently, a two-stroke engine can potentially produce twice as much power as a four-stroke engine and also weigh less. The engines are subject to technological advancements, and it is expected that the GHG reduction benefits will improve in future versions of gas-fueled engines. Options for after-treatment are also being explored by engine manufacturers. There are no standards today that directly regulate methane slip for marine gas engines but such issues are beginning to attract regulatory attention and scrutiny. Both the IMO and EU are considering control options and regulations to make methane slip a material regulatory compliance issue for the shipping industry.
CH4 slip will most likely be included in the following regulatory instruments:
•	The EU ETS, from 2024, will potentially include CH4 slip as a part of the MRV reporting.
•
The FuelEU Maritime Initiative, from 2025, will set limits to the yearly average well-to-wake GHG intensity of energy used on-board vessels. The scope of this initiative will include CH4 slip and NO2 emissions in addition to CO2 emissions.

•
The IMO fuel lifecycle carbon intensity guidelines are planned to be completed in 2023 and are likely to include methane slip considerations. Decisions on how and to which IMO regulations these guidelines should be applied will be subsequently decided.

We face a risk that we may fail to adequately comply or meet the standards set forth under some of these new regulations governing methane slip.
Further, our business may be adversely affected to the extent that climate change results in sea level changes or more intense weather events.
Laws and regulations inside and outside the United States relating to climate change affecting the LNG and natural gas industry, including the use of natural gas to generate electricity, growing public concern about the environmental impact of climate change and broader, economy-wide legislative initiatives to reduce or phase out the use of fossil fuels could adversely affect our business. For example, laws, regulations and other initiatives to shift electricity generation away from fossil fuels to renewable sources over time are at various stages of implementation and consideration and may continue to be adopted in the future in the markets in which we operate. Although it is our expectation that these efforts may reduce global demand for natural gas and increase demand for alternative energy sources in the long term, these changes may occur on a more accelerated basis then we currently project. In addition, future demand for natural gas may be adversely impacted if technologies to capture and sequester carbon emissions are not commercialized. We cannot predict with certainty the likelihood of this or other climate scenarios. Any long-term material adverse effect on the LNG and natural gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our Vessels is affected by the requirements set forth in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability under our existing contracts, our existing insurance coverage for our affected Vessels may be invalidated or the availability of insurance coverage may decrease, and such issues may result in a denial of access to, or detention in, certain ports.
Regulations relating to ballast water discharge may adversely affect our costs and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention, or IOPP renewal survey, existing vessels constructed before September 8,

2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. In addition, we are subject to ballast water management regulations in certain jurisdictions where our Vessels operate. As of December 31, 2021, all our Vessels had installed ballast water treatment systems. However, if these regulations are amended, such amendments may require us to incur costs to comply with the changes, which increased costs may adversely impact our profitability.
Failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, the Bermuda Bribery Act 2016 and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business, financial condition and results of operations.
We are also subject to anti-corruption laws and regulations worldwide, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (“U.K. Bribery Act”) and the Bermuda Bribery Act 2016 (“Bermuda Bribery Act”), which generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business or other benefits. Some of the jurisdictions in which we currently, or may in the future, operate may present heightened risks for corruption. Although we have adopted policies and procedures that are designed to ensure that we, our employees and other intermediaries comply with applicable anti-corruption laws, including the FCPA, the U.K. Bribery Act and the Bermuda Bribery Act, it is highly challenging to adopt policies and procedures that ensure compliance in all respects with such laws, particularly in high-risk jurisdictions. Developing and implementing policies and procedures is a complex endeavor. There is no assurance that these policies and procedures will work effectively all of the time or protect us against liability under anti-corruption laws and regulations, including the FCPA, the U.K. Bribery Act and the Bermuda Bribery Act for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire.
If we are not in compliance with anti-corruption laws and regulations, including the FCPA, U.K. Bribery Act and the Bermuda Bribery Act we may be subject to costly and intrusive criminal and civil investigations as well significant potential criminal and civil penalties and other remedial measures, including changes or enhancements to our procedures, policies and control, as well as potential personnel change and disciplinary actions. In addition, non-compliance with anti-corruption laws could constitute a breach of certain covenants in operational or debt agreements, and cross-default provisions in certain of our agreements could mean that an event of default under certain of our commercial agreements could trigger an event of default under our other agreements, including our debt agreements. Non-compliance may also give customers under certain charters the right to terminate. Any adverse finding against us could also negatively affect our relationship with current and potential customers as well as our reputation generally. The occurrence of any of these events could have a material adverse impact on our business, results of operations, financial condition, liquidity and future business prospects.
We are subject to numerous governmental export, trade and economic sanctions laws and regulations. Our failure to comply with such laws and regulations could subject us to liability and have a material adverse impact on our business, results of operations or financial condition.
We conduct business throughout the world, and our business activities and services are subject to various applicable import and export control laws and regulations of the EU and other jurisdictions in which we do or seek to do business. We must also comply with EU trade and economic sanctions laws. For example, Russia invaded Ukraine in February 2022. In response, the EU and certain other countries imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business and financial organizations, and the EU and certain other countries could impose further sanctions, trade restrictions and other retaliatory actions should the conflict continue or worsen. Although we take precautions to comply with all such laws and regulations, violations of governmental export control and economic sanctions laws and regulations could result in negative consequences to us, including government investigations, sanctions, criminal or civil fines or penalties, more onerous compliance requirements, loss of authorizations needed to conduct aspects of our international business, reputational harm and other adverse consequences. Moreover, it is possible that we could invest both time and capital into a project involving a country or counterparty that may become subject to sanctions. Additionally, our financing arrangements contractually obligate us to comply with UN, U.S., EU, U.K., Norwegian and Bermudian sanctions laws and regulations. If any of our counterparties or jurisdictions where we do business becomes subject to sanctions as a result of these laws and regulations or otherwise, we may face an array of issues, including, but not limited to: having to abandon the related service, being unable to recuperate prior invested time and capital or being subject to lawsuits, investigations or regulatory proceedings that could be time-consuming and expensive to respond to and which could lead to criminal or civil fines or penalties.
Failure to comply with current or future national and foreign laws and regulations and industry standards relating to privacy and data protection could adversely affect our business, financial condition, results of operations and prospects.
We are subject to various privacy, information security, and data protection laws, rules, and regulations that present an ever-evolving regulatory landscape across multiple jurisdictions and industry sections. National and foreign legislators and/or regulators are increasingly adopting or revising privacy, information security, and data protection laws, rules, and regulations that potentially could have a significant impact on our current and planned privacy, data protection, and information security-related practices our collection, use, storing, sharing, retention and safeguarding and otherwise processing of certain types of consumer or employee information; and some of our current or planned business activities, which could further increase our costs of compliance and business operations and could reduce income from certain business initiatives.
Compliance with current or future privacy, information security and data protection laws, rules and regulations (including those regarding security breach notification) affecting customer (which may be broadly construed to include business-to-business contacts) or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve sharing information with third parties). Additionally, regulators may attempt to assert authority over our business in the area of privacy, information security and data protection. If our suppliers also become subject to new and additional laws, rules and regulations in more stringent and expansive jurisdictions, this could result in increasing costs to our business. We cannot predict the effect compliance with any such laws or regulations may have on our operating environment.
Because the interpretation and application of many privacy and data protection laws, rules and regulations along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions and platform capabilities, which could adversely impact our business by requiring us to change our business activities or modify our solutions and platform capabilities and result in fines, lawsuits and other claims and penalties. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, rules, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit growth and otherwise adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, rules, regulations and policies that are applicable to our businesses may limit the use and adoption of, and reduce the overall demand for, our services. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our solutions, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, rules and information security, our business may be harmed.
Risks Related to Tax Matters and Our Organization and Structure
As a Bermuda exempted company incorporated under Bermuda law, our operations may be subject to economic substance requirements.
The Organization for Economic Cooperation and Development (the “OECD”) has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. According to the OECD, Bermuda is a jurisdiction that has substantially implemented the internationally agreed tax standard and as such is listed on the OECD “whitelist”. However, we are not able to predict whether any changes will be made to this classification or whether any such changes will subject us to additional taxes. Our business and results of operations could be significantly and negatively affected if we were to become subject to taxation in Bermuda, or another jurisdiction implements changes due to being incorporated and/or tax resident in Bermuda.
During 2017, the European Union Economic and Financial Affairs Council released a list of non-cooperative jurisdictions for tax purposes. The stated aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Bermuda was not on the list of non-cooperative jurisdictions but did feature in the 2017 report (along with approximately 40 other jurisdictions) as having committed to address concerns relating to economic substance by December 31, 2018. In accordance with that commitment, Bermuda enacted legislation that requires certain entities in Bermuda engaged in “relevant activities” to maintain a substantial economic presence in Bermuda and to satisfy economic substance requirements. The list of “relevant activities” includes carrying on as a business any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. Any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the EU of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda. At present, the impact of Bermuda’s new economic substance requirements is unclear and may adversely affect our business, financial condition or the results of our operations.
On February 18, 2020, it was announced that Bermuda has been placed on the EU’s list of cooperative tax jurisdictions. However, we are unable to predict whether any changes will be made to this classification or whether any such changes will subject us to additional taxes. Our business and results of operations could be significantly and negatively affected if it were to become subject to taxation in Bermuda.
As a Bermuda exempted company with subsidiaries in the Republic of the Marshall Islands and Liberia, our operations may be subject to additional economic substance requirements.
In March 2019, the Council published a list of non-cooperative jurisdictions for tax purposes, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the EU by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative jurisdictions. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in non-cooperative jurisdictions.
We have subsidiaries registered in the Republic of the Marshall Islands and Liberia. The Marshall Islands have enacted economic substance regulations with which we are obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. As described above, Bermuda has enacted similar legislation.
If we fail to comply with our obligations under such legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.
We do not know (i) if the EU will once again add the Marshall Islands and Liberia to the list of non-cooperative jurisdictions, (ii) how quickly the EU would react to any changes in legislation of the Marshall Islands or (iii) how EU banks or other counterparties will react while we or our subsidiaries remain as entities organized and existing under the laws of the Marshall Islands and Liberia. The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial condition and results of operations.

A change in tax laws in any country in which we operate could adversely affect us.
Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development.
We could be treated as or become a passive foreign investment company (“PFIC”), which could have adverse United States federal income tax consequences to U.S. shareholders.
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (i) at least 75% of its gross income during the taxable year consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets during such taxable year produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
We intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, we note that there is also case law which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position.
Based on the foregoing, we believe that we were not a PFIC with respect to any prior taxable year. However, there can be no assurance that we will not become a PFIC for the current taxable year or any future taxable year as a result of changes in our operations or assets.
If we are or have been a PFIC for any taxable year during a U.S. shareholder’s holding period with respect to our stock, such U.S. shareholder will face adverse U.S. tax consequences and certain information reporting requirements. Under the PFIC rules, unless such shareholder makes a “mark to market” election (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon “excess distributions” and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares.
We may have to pay tax on U.S. source income, which would reduce our earnings.
Under the U.S. Internal Revenue Code of 1986 as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, generally will be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code (“Section 883”) and the applicable Treasury Regulations promulgated thereunder.
As of the date of this registration statement, it is not clear whether we will qualify for the exemption under Section 883 of the Code for any taxable year. In this regard, there are factual circumstances beyond our control that could cause us not to be eligible for the benefit of this tax exemption and thereby be subject to U.S. federal income tax on our U.S. source income. Therefore, although we expect to use reasonable efforts to determine whether we can qualify for this tax exemption, we can give no assurances that this tax exemption will apply to us or to any of our subsidiaries.
If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for those years to a 4% U.S. federal income tax on 50% of the gross shipping income we or our subsidiaries derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
We may become subject to taxation in Bermuda which would negatively affect our results.
At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. We cannot assure you that after such date we would not be subject to any such tax. If we were to become subject to taxation in Bermuda, our results of operations could be adversely affected.
Because our offices and substantially all of our assets are outside the U.S., our shareholders may not be able to bring a suit against us, or enforce a judgment obtained against us in the United States.
We, and most of our subsidiaries, are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.
Because we are a Bermuda exempted company, the rights of shareholders and duties of directors are governed by Bermuda law and will differ from those of a U.S. company.
Because we are a Bermuda company, the rights of holders of our common shares will be governed by Bermuda law and our bye-laws as may be amended or restated from time to time. The rights of shareholders under Bermuda law may differ from the rights of shareholders in other jurisdictions, including with respect to, among other things, rights related to interested directors, amalgamations, mergers and acquisitions, takeovers, the exculpation and indemnification of directors and shareholder lawsuits.
Among these differences is a Bermuda law provision that permits a company to indemnify a director from liability for any negligence, default, or breach of a fiduciary duty except for liability resulting directly from that director’s fraud or dishonesty. Our bye-laws provide that no director or officer shall be liable to us or our shareholders unless the director’s or officer’s liability results from that person’s fraud or dishonesty. Our bye-laws also require us to indemnify a director or officer against any losses incurred by that director or officer resulting from their negligence or breach of duty, except where such losses are the result of fraud or dishonesty. Accordingly, we carry directors’ and officers’ insurance to protect against such a risk.
In addition, under Bermuda law, the directors of a Bermuda company owe their duties to that company (being all of its shareholders as a collective) and not to individual shareholders. Bermuda law does not, generally, permit shareholders of a Bermuda company to bring an action for a wrongdoing against the company or its directors, but rather the company itself is generally the proper plaintiff in an action against the directors for a breach of their fiduciary duties. Moreover, class actions and derivative actions are generally not available to shareholders under Bermuda law. These provisions of Bermuda law and our bye-laws, as well as other provisions not discussed here, may differ from the law of jurisdictions with which shareholders may be more familiar and may substantially limit or prohibit a shareholder’s ability to bring suit against our directors or in the name of the company. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
Under Bermuda law, our directors and officers are required to disclose to our Board any material interests they have in any contract entered into by our company or any of its subsidiaries with third parties. Our directors and officers are also required to disclose their material interests in any corporation or other entity which is party to a material contract with our company or any of its subsidiaries. A director may vote in respect of any contract, proposed contract, or arrangement that he or she does not have an interest in, and if he or she does have such an interest, their vote shall not be counted and may not be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, unless otherwise approved by a majority of the Board.
Our bye-laws provide that the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. This choice of forum provision could limit the ability of shareholders of the Company to obtain a favorable judicial forum for disputes with directors, officers or employees.
Our amended bye-laws provide that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the fullest extent permitted by applicable law, shall be the United States federal district courts. In the absence of these provisions, under the Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act, which already provides that such federal district courts have exclusive jurisdictions over such suits. Additionally, investors cannot waive the Company’s compliance with federal securities laws of the United States and the rules and regulations thereunder.
The choice of forum provision contained in our amended bye-laws may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage such lawsuits against the Company and its directors, officers and other employees. However, the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in recent legal proceedings, and it is possible that a court in the relevant jurisdictions with respect to the Company could find the choice of forum provision contained in our amended bye-laws to be inapplicable or unenforceable. While the Delaware Supreme Court ruled in March 2020 that U.S. federal forum selection provisions purporting to require claims under the Securities Act be brought in a U.S. federal court are “facially valid” under Delaware law, there can be no assurance that the courts in Norway and Bermuda, and other courts within the United States, reach a similar determination regarding the choice of forum provision contained in our amended bye-laws. If the relevant court were to find the choice of forum provision contained in our amended bye-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.
We depend on key management personnel and other experienced employees.
Our success depends to a significant degree upon the contributions of key management personnel. There is no guarantee that they will remain employed by us. The loss of services from key management personnel or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived by our customers and/or in the capital markets. We have not obtained key man life insurance that would provide us with proceeds in the event of the death or disability of any of our key management personnel.

Experienced employees in the LNG shipping industry are fundamental to our ability to generate, obtain and manage opportunities and are also highly sought after. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, prospects, liquidity, financial condition and results of operations.
Risks Related to this Listing and Ownership of Our Common Shares
We do not know whether a market for our common shares will develop to provide you with adequate liquidity. If our share price fluctuates after this listing, you could lose a significant part of your investment.
Our common shares currently trade on Euronext Growth Oslo and there is no established trading market for our common shares in the United States. Although we intend to list our common shares on the NYSE, an active trading market for the shares of our common shares may never develop, or if one develops, it may not be sustained following this listing. Accordingly, no assurance can be given as to the following:
•	the likelihood that an active trading market for shares of our common shares will develop or be sustained;
•	the liquidity of any such market;
•	the ability of our shareholders to sell their shares of common shares; or
•	the price that our shareholders may obtain for their common shares.
If an active market does not develop or is not maintained, the market price of our common shares may decline, and you may not be able to sell your shares of our common shares. Even if an active trading market develops for our common shares subsequent to this listing, the market price of our common shares may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common shares.
Furthermore, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common shares could fluctuate based upon factors that have little or nothing to do with our operations, and these fluctuations could materially reduce the price of our common shares and materially affect the value of your investment in our common shares.
The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the Securities and Exchange Commission (the “SEC”), including filing quarterly and annual financial statements, and the requirements of the NYSE, which we were not required to comply with previously. Complying with these statutes, regulations and requirements will absorb a significant amount of time of our Board of Directors and management and will significantly increase our costs and expenses. We will need to:
•	institute a more comprehensive compliance function, including for financial reporting and disclosures;
•	continue to prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;
•	comply with rules promulgated by the NYSE;
•	continue to prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;
•	enhance our investor relations function;

•	establish new internal policies, such as those relating to insider trading; and
•	involve and retain to a greater degree outside counsel and accountants in the above activities.
The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased, and may continue to increase, our costs and might place a strain on our systems and resources. Such costs could have a material adverse effect on our business, financial condition and results of operations.
Additionally, the SEC recently proposed new rules relating to the climate and ESG-related disclosures in companies’ annual reports and registration statements. The proposed rules would add extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and GHG emissions. In addition, the proposed rules would require the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. We are currently assessing this rule but at this time we cannot predict the costs of implementation or any potential adverse impacts resulting from the rule. To the extent this rule is finalized as proposed, we could incur increased costs related to the assessment and disclosure of climate-related risks. In addition, enhanced climate disclosure requirements could accelerate the trend of certain stakeholders and lenders restricting or seeking more stringent conditions with respect to their investments in certain carbon intensive sectors.
Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2022, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until as late as our annual report for the fiscal year ending December 31, 2027. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, operated or reviewed or that discloses a material weakness identified by our management in our internal control over financial reporting. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
An active, liquid and orderly trading market for our common shares may not develop or be maintained in the U.S., and our share price may be volatile.
Prior to this listing, our common shares were not traded on any U.S. markets. An active, liquid and orderly trading market in the U.S. for our common shares may not develop or be maintained after this listing. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common shares, you could lose a substantial part or all of your investment in our common shares.
The following factors, among others, could affect our share price:
•	our operating and financial performance;
•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;
•	the public reaction to our press releases, our other public announcements and our filings with the SEC;
•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawals of research coverage, by equity research analysts;
•	market and industry perception of our success, or lack thereof, in pursuing our growth strategies;
•
introductions or announcements of new products offered by us or significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors and the timing of such introductions or announcements;

•	our ability to effectively manage our growth;
•	the impact of pandemics on us and the national and global economies;
•	speculation in the press or investment community;
•	the failure of research analysts to cover our common shares;
•	whether investors or securities analysts view our stock structure unfavorably, particularly any significant voting control of our executive officers, directors and their affiliates;
•	our ability or inability to raise additional capital through the issuance of equity or debt or other arrangements and the relevant terms;
•	additional shares of our common shares being sold into the market by us or our existing shareholders, or the anticipation of such sales;
•	changes in accounting principles, policies, guidance, interpretations or standards;
•	additions or departures of key management personnel;
•	actions by our shareholders;
•	changes in operating performance and stock market valuations of companies in our industry, including our vendors and competitors;
•	trading volume of our common shares;
•
price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole and those resulting from natural disasters, severe weather events, terrorist attacks and responses to such events;

•	lawsuits threatened or filed against us;
•	economic, legal and regulatory factors unrelated to our performance;
•	privacy or cybersecurity breaches, data theft or other security incidents or failure to comply with applicable data privacy laws, rules and regulations;
•	our ability to obtain, maintain, protect, defend and enforce our intellectual property; and
•	the realization of any risks described under this “Risk Factors” section.
The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.
Future offerings of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common shares for the purposes of dividend and liquidation distributions, may adversely affect the market price of our common shares.
In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common shares, or both. Our preference shares, if any were issued, would have a preference on liquidating distributions and dividend payments, which could limit our ability to make a dividend distribution to the holders of our common shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common shares bear the risk of our future offerings reducing the market price of our common shares and diluting their ownership interest in our company.
We cannot assure you that we will pay dividends on our common shares, and the indebtedness covenants in our financing arrangements limit our ability to pay dividends on our common shares.
We intend to pay cash dividends on our common shares, subject to our results of operations and liquidity and compliance with applicable law. We announced a dividend policy in October 2022 and any determination to pay dividends to holders of our common shares will be in line with our dividend policy and will depend upon many factors, including our financial condition, results of operations, financial projections, liquidity forecast, earnings forecast, legal requirements, covenant compliance, restrictions in our existing and any future debt agreements and other relevant factors. Our financing arrangements, including our existing credit facility, place certain limitations on our ability to pay cash dividends. Therefore, there can be no assurance that we will pay any dividends to holders of our common shares or as to the amount of any such dividends. In addition, our historical results of operations, including cash flows, are not indicative of future financial performance, and our actual results of operations could differ significantly from our historical results of operations.
Sales of substantial amounts of our common shares in the public markets, or the perception that they might occur, could reduce the price that our common shares might otherwise attain and may dilute your voting power and your ownership interest in us.
Sales of a substantial number of our common shares in the public market after this listing, particularly sales by our directors, executive officers and significant shareholders, or the perception that these sales could occur, could adversely affect the market price of our common shares and may make it more difficult for you to sell your common shares at a time and price that you deem appropriate.
Subject to limited exceptions, all of our common shares outstanding are freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (“Rule 144”).
Pursuant to the Registration Rights Agreement that we will enter into with EPS Ventures Ltd. (“EPS”) and Golar (the “Registration Rights Agreement”), EPS and Golar will have rights to require us to file registration statements covering the sale of an aggregate of 53,688,462 common shares, or to include such shares in registration statements that we may file for ourselves or other shareholders. See “Item 7. Major Shareholders and Related Person Transactions – B. Registration Rights Agreement.”
We may also issue our common shares or securities convertible into our common shares from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the market price of our common shares to decline.
As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our common shares.
As a foreign private issuer, we are not subject to the same disclosure and procedural requirements as domestic U.S. registrants under the Exchange Act. For instance, we are not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we will be permitted to disclose compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Bermuda law. We do, however, intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.
Rule 303A.01 of the NYSE corporate governance listing rules requires listed companies to have, among other things, a majority of their board members be independent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of the above requirement, under which there is no requirement that a majority of our directors be independent. See “Item 6. Directors, Senior Management and Employees – C. Board Practices.”
We could lose our foreign private issuer status under U.S. securities laws. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We would then also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may then also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would then lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers.
For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements that apply to other public companies.
We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; or (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer. We expect to remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700.0 million in market value of our common shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.
To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common shares to be less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
Certain of our major shareholders may have interests that are different from the interests of our other shareholders. The Acquisition Vessels were acquired from related parties, and the option agreement to acquire the Newbuild Vessels is made with related parties and we may enter into further transactions with related parties in the future.
Certain of our major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, EPS and certain of its affiliates, may be deemed to beneficially own approximately 49.9% of our issued and outstanding shares; Golar and certain of its affiliates may be deemed to beneficially own approximately 8.3% of our issued and outstanding shares. There may be real or apparent conflicts of interest with respect to matters affecting such shareholders and their affiliates whose interests in some circumstances may be adverse to our interests.
For so long as such shareholders continue to own a significant percentage of our common shares, they will be able to significantly influence the composition of our Board of Directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, they will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as such shareholders continue to own a significant percentage of our common shares, they may be able to cause or prevent a change of control of our company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your common shares as part of a sale of our company and ultimately might affect the market price of our common shares.

Such shareholders and their affiliates engage in a broad spectrum of activities, including in the LNG and shipping industries. In the ordinary course of their business activities, they may engage in activities where their interests conflict with our interests or those of our shareholders. For example, they may compete with us and pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, they may have an interest in our pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our shareholders. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm’s-length negotiations with unaffiliated third parties.
The historical financial information in this registration statement may make it difficult to accurately predict our costs of operations in the future.
The historical financial information in this registration statement does not reflect the added costs we expect to incur as a U.S. listed public company or the resulting changes that will occur in our capital structure and operations and as a result of the listing and the acquisition of the Newbuild Vessels. For more information on our historical financial information, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results” and our consolidated financial statements included elsewhere in this registration statement.
Future sales of our common shares could cause the market price of our shares of common shares to decline and could lead to a loss of all or part of a shareholder’s investment.
The market price of shares of our common shares may fluctuate due to many factors, including factors that may be unrelated to our operating performance or prospects such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, business interruptions caused by global pandemics and outbreaks of disease, the general state of the securities market and other factors, many of which are beyond our control.
Furthermore, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition and results of operations. Therefore, there can be no guarantee that our share price will remain at current prices and we cannot assure our shareholders that they will be able to sell any of our common shares that they may have purchased at a price greater than or equal to the original purchase price.
Additionally, sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.
If we fail to meet the expectations of analysts or investors, our share price could decline substantially.
Our results may be below analysts’ or investors’ expectations. If this occurs, the price of our common shares could decline. Important factors that could cause our revenue and operating results to fluctuate from quarter to quarter include, but are not limited to:
•	prevailing economic and market conditions in the natural gas and energy markets;
•	negative global or regional economic or political conditions, particularly in LNG-consuming regions, which could reduce energy consumption or its growth;
•	declines in demand for LNG or the services of LNGCs or;
•	increases in the supply of LNGC capacity operating in the spot or term markets;
•	marine disasters; war, piracy or terrorism; environmental accidents; or inclement weather conditions;
•	mechanical failures or accidents involving any of our Vessels; and
•	drydock scheduling, costs and capital expenditures.
Most of these factors are not within our control, and the occurrence of one or more of them may cause our operating results to vary widely.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company
Although CoolCo was incorporated in 2018, our business has just recently been initiated. Since the time of our incorporation and prior to the acquisitions of the Original Vessels and The Cool Pool Limited pursuant to the Vessel SPA, our operations were limited to maintaining corporate existence, including the incurrence of bank charges, financing fees and professional services.
On January 26, 2022, we, then as a subsidiary of Golar, entered into a share purchase agreement and related agreements under which we acquired the Original Vessels and The Cool Pool Limited from Golar (the “Vessel SPA”). In connection with the acquisition of the Original Vessels, we entered into a credit-approved senior sustainability term loan facility of $570 million maturing in 2027 with a syndicate of banks, which refinanced six of the eight vessels. Following completion of the transactions contemplated under the Vessel SPA on April 5, 2022, the existing sale and leaseback loans, except for the loans secured over the Golar Ice and Golar Kelvin which were assumed by us, were refinanced. Following completion of the transactions contemplated under the Vessel SPA, Golar continued to be the guarantor to the Golar Ice and Golar Kelvin sale and leaseback arrangements.
On February 2, 2022, we sold 27.5 million common shares at a price of $10.00 per share raising gross proceeds of $275 million in a private placement (the “Private Placement”). The proceeds were used to finance the acquisition of the Original Vessels. As a result of the Private Placement, EPS, a wholly-owned subsidiary of Quantum Pacific Shipping Ltd (“QPSL”), became our largest shareholder with approximately 37.5% of our common shares. Golar held approximately 31.3% of our common shares and public shareholders held the remaining common shares. The common shares were listed on the N-OTC immediately following completion of the Private Placement. On February 22, 2022, we completed our listing of common shares on the Euronext Growth Oslo. At opening, the share price was set at NOK 87.50 (approximately $9.84), corresponding to a total estimated market capitalization of NOK 3.5 billion (approximately $394 million).
On June 30, 2022, we acquired from Golar its LNGC and FSRU management organization, which was comprised of four entities: Cool Company Management Ltd., Cool Company Management d.o.o., CoolCo Management Sdn bhd. and Cool Company Management AS (“ManCo”) pursuant to a share purchase agreement and related agreements (the “ManCo SPA”). As part of the terms of the ManCo SPA, Golar Management Ltd. (“Golar Management”) and CoolCo also entered into an Administrative Services Agreement for the provision of the following services from July 1, 2022 to June 30, 2023 by Golar to the Company: IT services, accounting services, treasury services, finance operations services and additional services reasonably required by the Company that have been agreed between the parties.
On November 2, 2022 we entered into an agreement with Quantum Crude Tankers Ltd, an affiliate of EPS, to acquire the companies that own the Acquisition Vessels for an aggregate purchase price of $660 million.
On November 7, 2022 we completed a private placement of shares including a primary offering and a secondary offering of existing shares by Golar (the “Second Private Placement”). The Second Private Placement consisted of (a) a $170 million primary offering in which the Company issued 13,678,462 new common shares; and (b) a $100 million secondary offering of existing shares by Golar which sold 8,046,154 existing common shares. As a result of this Second Private Placement, EPS increased its shareholding to approximately 49.9%, Golar reduced its shareholding to approximately 8.3% and public shareholders subsequently held approximately 41.8% interest. The Company used the net proceeds from the primary offering to finance the equity portion of the purchase of the Acquisition Vessels.
We completed our purchase of the Acquisition Vessels on November 10, 2022. We financed the purchase price with the proceeds from the primary offering conducted in November 2022 and assumed debt of $520 million.
We also entered into an option agreement with affiliates of QPSL to acquire contracts to purchase two newbuilding contracts for vessels (being the HHI#1 and HHI#2) (the “Newbuild Vessels” and together with the Acquisition Vessels, the “CoolCo New Vessels”), with such contracts to be novated to CoolCo. The option is valid until June 30, 2023 and the purchase consideration under the option agreement is approximately $234 million per vessel.

Our registered commercial and legal name is Cool Company Ltd. The Company is an exempted company limited by shares organized and existing under the laws of Bermuda pursuant to Bermuda law in general and to the Companies Act 1981 of Bermuda in particular (the “Companies Act”). The Company’s registration number in the Bermuda Registrar of Companies is 54129. The Company was incorporated in Bermuda on October 31, 2018. The Company’s registered office is located at 2nd Floor, S.E. Pearman Building, 9 Par-La-Ville Road, Hamilton, HM 11, Bermuda and the Company’s website can be found at www.coolcoltd.com. Information contained on our website does not constitute part of and is not incorporated by reference in this registration statement. We have included our website address in this registration statement solely as an inactive textual reference. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is www.sec.gov. None of the information contained on, or that can be accessed through, these websites is incorporated into or forms a part of this registration statement.
B.	Business Overview
Business
Overview
We are a growth-oriented owner, operator and manager of fuel-efficient LNG carriers providing critical supply chain support to the international energy industry. CoolCo was formed with the objective of providing customers across the globe with modern and flexible LNG transportation solutions, providing a lesser-emitting form of energy to help enable decarbonization efforts, economic growth, and improvements in quality of life. On January 26, 2022, Golar and CoolCo entered into the Vessel SPA under which CoolCo acquired the Original Vessels and The Cool Pool Limited from Golar, for a purchase price for each Vessel of $145 million, subject to working capital and debt adjustments, for each vessel. The Original Vessels operate under time charters of various durations with major energy, utility and commodity trader counterparties. Golar and CoolCo entered into the ManCo SPA pursuant to which CoolCo acquired from Golar its LNGC and FSRU management organization, ManCo (comprised of four entities, Cool Company Management Ltd., Cool Company Management d.o.o., CoolCo Management Sdn bhd. and Cool Company Management AS, all of which were acquired on June 30, 2022), for a purchase price of $5.0 million, with working capital adjustments of approximately $1.6 million. The net aggregate amount of purchase consideration was $346.2 million (this was comprised of $127.9 million in the form of shares in the Company issued to Golar on each respective entity acquisition date pursuant to the Vessel SPA, $211.7 million net cash consideration resulting from acquisition-related refinancing and $6.6 million cash consideration paid pursuant to the ManCo SPA).
We purchased the Acquisition Vessels (on long-term charters) and we expect to acquire the Newbuild Vessels (currently not chartered) from subsidiaries of QPSL, the sole shareholder of EPS, our largest industry shareholder. Further, we intend to leverage our industry relationships to make accretive acquisitions of in-service LNGCs from third parties, and to selectively enter into newbuild arrangements.
Our integrated, in-house vessel management platform provides our charterers with high-quality, reliable and efficient commercial and technical management services. We are the commercial and technical manager of not only our fleet, which includes the Original Vessels and the Acquisition Vessels, but also eight additional LNGCs and nine FSRUs owned by third parties. This was an established service provided by ManCo and we expect that existing and prospective charterers will continue to engage us for their chartering needs due to the effective and efficient nature of our integrated, in-house commercial and technical management platform.
We believe that LNG is crucial to energy security and will play an important role in the global transition to a lower-carbon future. The war in Ukraine and weaponization of gas supply by Russia clearly demonstrates the importance of LNG to energy security. Achieving the Paris Agreement’s decarbonization goals requires substantial growth in natural gas volumes both to replace coal and complement renewables. Even the most optimistic scenarios for renewables and new decarbonization technology will fail to achieve the Paris Agreement’s goals without substantial growth in natural gas volumes through 2040, including in the form of LNG. While more aggressive mandates to shift electricity generation away from fossil fuels to renewable energy sources are possible and any such mandates could impact us, we believe LNG will likely remain an enabler in such a shift. As a provider of flexible LNG transport solutions, we are well-positioned to support society’s transition to a lower-carbon energy future.

Competitive Landscape
We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for safety performance, customer service and technical ability and reputation for operation of highly specialized ships. In addition, in the future our ships may operate in the more volatile emerging spot market that covers short-term charters of one year or less.
In addition to independent owners, some of the major oil and gas producers own LNGCs and have in the recent past contracted for the construction of new LNGCs. National gas and shipping companies also have large fleets of LNGCs that have expanded and may continue to expand. Some of these companies may compete with independent owners by using their fleets to carry LNG for third parties.
The ownership of LNGC assets is distributed among numerous owners, some of which are or have been publicly listed, such as Awilco LNG, Gaslog Partners, Dynagas LNG Partners, Flex LNG, Höegh LNG and Seapeak. A number of public companies engaged in LNG shipping have recently been taken private, positioning us as an attractive investment in the LNG sector.
Business Opportunities
With the global demand for natural gas increasing and LNG’s share of the international natural gas trade expanding within the sector, we believe the following attributes of the LNG shipping industry create opportunities for us to successfully execute our business strategy and operations.
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Energy security concerns are driving an accelerated growth in demand for natural gas and LNG. The LNG industry is currently experiencing a significant expansion phase, with a recent focus on energy security building on a fundamental outlook for growth that is supported by Asian gas demand, energy transition dynamics and significant LNG export projects. According to the IEA’s Global Gas Review 2021, global LNG trade expanded by 6% in 2021, slightly below the 7% average rate in the 2015-2020 period, but greater than the 1% increase in 2020. The IEA forecasts global LNG trade will increase 5% in 2022 with LNG exports from the United States expected to grow by 19% with smaller contributions from Africa, Europe, Central and South America and Eurasia offsetting small declines in the Asia-Pacific region and Middle East.

In particular, following the commencement of the conflict in Ukraine in early 2022, investment in infrastructure has accelerated amidst a drive for energy security and diversification away from Russian pipeline gas in Europe. Subsequently, the European heating season saw a record 55% increase from 2021 to 2022 in LNG inflow into Europe after Russia reduced its piped gas supplies according to the IEA. Because of the cost and/or environmental advantages of natural gas relative to other energy sources, together with the increased availability of natural gas, we believe that demand for natural gas and LNG in particular will continue to grow in the future. Concerns about the impact of fossil fuels on global warming, more stringent emissions targets and heightened safety concerns have shifted the global energy mix away from coal, oil and nuclear fuels to greater reliance on natural gas. With demand for LNG from power generation and industrial sectors exceeding supply, additional export production capacity is expected to be introduced over the remainder of the decade. LNG has become critical to energy security, and an enabler for economic growth and improved quality of life.
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The demand for LNG shipping is experiencing significant growth. The transport of LNG has gained traction in recent years due to the flexibility and security that LNG offers over traditional pipeline trade, as well as the large distances between the supply and demand centers for natural gas. An increasing portion of natural gas traded (if not consumed in the producing region) is being transported in the form of LNG. LNG shipping has been increasing in importance over the last 20 years and, according to Clarksons Research, accounted for 41% of all natural gas traded in 2021, up sharply from 25% in 2000. Between 2001 and 2021, the volume of gas traded as LNG increased by a compound annual growth rate of 6.5% compared to 2.4% per annum for gas transported by pipeline over the same period. Planned capacity increases in liquefaction and regasification terminals are anticipated to increase export and import capacity significantly, requiring additional LNGCs to support trade activity. Based on the current project pipeline of liquefaction projects that are planned or under construction, a doubling in export liquefaction capacity is expected by 2028 from the current 464 mtpa (assuming capacity under construction of 164 mtpa and at the FEED (front end engineering design) stage of 293 mtpa progress as scheduled). As a result of recent increased demand, current charter rates are higher than rates have been in recent years, and we believe that rates will remain high in the foreseeable future. Demand for LNG fluctuates due to prevailing market conditions. As a result of the war in Ukraine, demand for LNG in European markets has increased materially and the market environment is such that term contract rates for shipping have risen. Energy security considerations are more than offsetting the shorter shipping distances typically involved when delivering to Europe. Spot rates decreased after December 2021 after a warmer than average winter in Asia and on a greater number of European deliveries, but the 12-month term market remained strong.
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Industry preferences and regulatory standards favor more modern LNG vessels. We believe that significant barriers to entry exist in the LNG shipping industry, given the growing range of international environmental laws, regulations and treaties affecting the marine transportation industry, large capital requirements and the need for a high degree of technical management capabilities to operate vessels. Given such stringent requirements, we believe that charterers will continue to look to experienced technical operators with proven track records and strong reputations within the LNG shipping sector, including proof of high safety performance. According to Clarksons Research, it is estimated that over 30% of existing LNG shipping capacity is presently concentrated in older, steam turbine powered LNGCs, and it is anticipated that these vessels will continue to exit the market due to their lower efficiency and non-compliance with environmental standards that will be applicable beginning in 2023. The scrapping of some of these vessels is expected to add opportunities for CoolCo’s more modern vessels, and support a constructive LNGC rate environment.

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There is increasing ownership of the global LNGC fleet by independent owners. While fleet ownership in the LNG shipping industry has been historically characterized by a split between independent shipping companies and major energy and utility companies, independent owners have increased their share of the global LNGC fleet from approximately 43% in 2000, to 60% by October 2022. Given this trend, we believe private and state-owned energy companies will continue to seek high-quality independent owners for their growing LNG shipping requirements in the future, as they continue to divest non-core businesses (resulting in a reduction in the share of the LNG shipping fleet owned by such companies).

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The charter market for LNG shipping contracts is at historically high levels. Current market trends allow owners to choose between longer- and shorter-term contracts and earn what we believe to be attractive rates. Such growth and development in the charter market has enabled owners to pursue a balanced chartering approach and strategy.

Competitive Strengths
We believe that our future business prospects are well supported by the following factors:
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Leading independent platform of LNGCs, benefitting from significant impact of strong industry shareholders. Our current fleet which includes the Acquisition Vessels is relatively young, with an average age of seven years, and includes no steam vessels. With the acquisition of the Acquisition Vessels, we are among the largest independent, publicly listed LNGC owners based on number of vessels, and our fleet size will increase if we exercise our option to purchase contracts to purchase the Newbuild Vessels. The option to acquire of the Newbuild Vessels provides for additional growth opportunities, particularly as the Newbuild Vessels will be delivered in early 2025 (with potential for second half 2024 delivery based on current yard schedule).

Upon consummation of the purchase of the Newbuild Vessels, we will be among the largest independent, publicly listed LNGC owners based on number of vessels. We achieve the benefits of additional scale through our technical management of an additional 17 vessels and FSRUs on behalf of third parties. We believe that our Vessels offer attractive characteristics that provide a competitive advantage in securing future charters with customers and enhance the ships’ earnings potential. Our Vessels are equipped with either the latest tri-fuel diesel electric propulsion technology or newer two-stroke propulsion technology, which significantly reduces fuel costs and emissions. The Newbuild Vessels are equipped with similar or newer two-stroke propulsion technology.

EPS, a wholly-owned subsidiary of QPSL, and Golar are the two industry shareholders of CoolCo. QPSL has a fleet of over 200 vessels across three core segments of containership, dry bulk and tanker vessels and it originates from international shipping activities started over 60 years ago. Golar (NASDAQ: GLNG) is one of the pioneers of the LNG industry and designs, builds, owns and operates marine infrastructure for the liquefaction and regasification of LNG. Following the sale of its investments in its former affiliates Golar LNG Partners LP and Hygo Energy Transition Ltd. in April 2021 and the disposal pursuant to the Vessel SPA and ManCo SPA to CoolCo described herein, Golar is now focusing on pursuing and increasing its portfolio of floating liquefaction natural gas vessels (“FLNG”) projects. The strong shareholder support of our growth strategy is exemplified by QPSL’s role in securing the CoolCo New Vessels, and we anticipate that our shareholders will continue to provide accretive, high-value opportunities that would further enable the expansion of our fleet.
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Balanced portfolio of secured charter arrangements. The time charters for the Original Vessels vary in duration and have staggered ending dates, with current terms that expire between 2023 and 2027, offering the potential for subsequent charters at improved rates. The charters on the Acquisition Vessels have staggered expiration dates, and the charterer has the option to extend. We believe our combination of near-term exposure to improved shipping rates and longer-term contracts represents a balanced portfolio optimized for risk and return. Since our Vessels operate under time charter contracts, voyage expenses such as bunker fuel, port charges and canal tolls are typically paid for by the charterer.

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Multiple growth opportunities. We believe that our operating experience, the scale of our ship management function and profile of our supportive shareholders gives us a unique industry presence that will provide us with a competitive advantage over other LNGC operators when competing for additional commercial opportunities in the growing LNG shipping sector. The acquisition of the Newbuild Vessels provides for additional growth, particularly as the Newbuild Vessels will be delivered in 2025. Due to the scale and sophistication of our established ship management operations, we expect to be able to effectively integrate these vessels and others into our fleet. We also believe that consolidation within the sector may provide future growth opportunities.

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In-house management company with a track record for efficiency, safety and operational performance. Our Vessels are technically managed through our wholly-owned subsidiary, Cool Company Management AS, which allows us to offer our customers high-quality performance, reliability and efficiency while maintaining a close control over operating costs. As the technical and commercial manager of our own Vessels and ships of third parties, we have developed significant experience and know-how in the operation of LNGCs and FSRUs. We provide comprehensive onboard training for our officers and crews. We believe that existing and prospective customers will continue to engage with our company for their chartering needs as a result of the combination of our safety track record, focus on efficiency, strong technical capabilities and reputation for high operating standards. The continued success of our in-house management company demonstrates our customers’ validation of our platform and service offerings.

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Experienced leadership team. Our leadership team and ship management personnel have extensive energy, shipping and LNG experience and a strong operational track record. In addition, our senior management and industry shareholders, have developed a broad network of relationships with major energy companies, leading LNG shipyards, global financial institutions and other key participants throughout the shipping industry. We believe these factors will collectively enhance our ability to attract new LNG business opportunities and implement our growth strategy.

Business Strategies
Our primary business objective is to build upon our strengths with a view to maximizing value for our shareholders by executing the following strategies:
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Capitalize on growing demand for LNG shipping. We believe that it is an opportune time to secure improved rates for our existing LNGCs and expand our fleet as demand for natural gas and LNG shipping is forecasted to grow. We expect that earnings generated from our Vessels will position us to capitalize on opportunities to meet the growing industry demand for LNG transportation. Furthermore, we aspire to become a capital markets leader offering investors pure-play LNG shipping exposure. We believe we present an attractive business proposition to public shareholders and investors as the LNG shipping industry has experienced multiple peers exiting the public capital markets by being taken private.
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Expand our fleet through accretive acquisitions. We intend to grow our current fleet through timely and selective acquisitions of additional vessels at attractive valuations, such as the Newbuild Vessels. In evaluating potential acquisitions, we consider and analyze, among other things, our expectation of fundamental developments in the LNG shipping industry, the level of liquidity in the resale and charter market, vessel condition, technology, expected remaining useful life and technical specifications, as well as the overall strategic positioning of our fleet and customer needs. We believe our industry reputation and relationships will allow us to further expand our owned fleet either through industry consolidation, additional newbuilds or through the acquisition of modern secondhand ships to the extent that such acquisitions are accretive to fleet quality and future returns.

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Pursue a balanced chartering strategy. Consistent with our chartering strategy aimed at outperforming sector benchmarks over time, our Vessels have a balanced portfolio of short- and long-term time charters. We believe that this strategy maximizes returns on our investments, while achieving cash-flow visibility aligned with our capital structure. When evaluating growth opportunities, we seek to assess the attractiveness of long and short-term employment opportunities to maximize returns in a risk-efficient manner.

•
Provide high-quality customer service. Our safety and operational track records have played a pivotal role in fostering our existing customer relationships and, we believe, will be critical in attracting new customers. We seek to adhere to the highest standards with regards to safety, reliability, efficiency and operational excellence as we execute our fleet expansion plans. We will continue to be devoted to a “safety first” culture and will strive to minimize the environmental impact of our assets through technical innovation and strong operational competencies. We believe maintaining the highest safety and technical standards will give us greater commercial opportunities to service new and existing customers.

•
Pursue a proactive approach to reducing emissions and increasing efficiency. Drawing on our in-house management experience and technical know-how, we have a strong commitment to reducing emissions and increasing efficiency. This includes the use of digitalization, upgrading vessels during scheduled drydocking maintenance and working in close collaboration with charterers on voyage optimization. CoolCo’s fleet is fully compliant with new Energy Efficiency Existing Index (“EEXI”) regulations with A, B or C Carbon Intensity Indicator (“CII”) efficiency ratings. Since charterers pay for bunker fuel under LNG charters, they benefit from efficiency savings on our Vessels, which makes these more attractive than less efficient vessels.

•
Opportunistically seek to expand and diversify our customer base. We plan to maintain relationships with our current customer base and further cultivate relationships with a number of additional major energy companies, with an aim to supporting their growth programs and capitalizing on attractive opportunities these programs may offer. We will also explore opportunities to exploit our in-house commercial and technical management platform to assist and attract such customers. We believe our operational expertise, in combination with our reputation and track record in LNG shipping, positions us favorably to capture additional commercial growth opportunities in the LNG industry.

Our Business
Current Fleet
Our fleet currently consists of (i) eight modern TFDE LNGCs, namely the Golar Bear, Golar Crystal, Kool Frost (renamed from the Golar Frost effective February 3, 2023), Golar Glacier, Golar Ice, Golar Kelvin, Golar Seal and Golar Snow acquired from Golar and (ii) four modern two-stroke and TFDE vessels, namely the Kool Orca, Kool Firn, Kool Boreas and Kool Baltic acquired from Quantum Crude Tankers Ltd, an affiliate of EPS. The vessels use fuel efficient propulsion and low boil-off technology and are compatible with most LNG loading and receiving terminals worldwide.

Our current fleet consists of the following vessels as of the date of this registration statement:
Vessel Name	Cargo capacity / Containment system	Delivered	Yard	Boil-Off Rate (%)	Next dry-docking window
Golar Bear	160,000 Membrane (Mark III)	September 2014	Samsung	0.10%	2024
Golar Crystal	160,000 Membrane (Mark III)	May 2014	Samsung	0.10%	2024
Kool Frost	160,000 Membrane (Mark III)	October 2014	Samsung	0.10%	2024
Golar Glacier	162,000 Membrane (Mark III)	October 2014	Hyundai	0.10%	2024
Golar Ice	160,000 Membrane (Mark III)	February 2015	Samsung	0.10%	2024
Golar Kelvin	162,000 Membrane (Mark III)	January 2015	Hyundai	0.10%	2024
Golar Seal	160,000 Membrane (Mark III)	October 2013	Samsung	0.10%	2023
Golar Snow	160,000 Membrane (Mark III)	January 2015	Samsung	0.10%	2024
Kool Orca	174,000 Membrane (Mark III)	January 2021	Hyundai Samho Heavy Industries	0.085%	2026
Kool Firn	174,000 Membrane (Mark III)	September 2020	Hyundai Samho Heavy Industries	0.085%	2025
Kool Boreas	170,500 Membrane (NO96 Evo 2 GW)	January 2015	STX Offshore & Shipbuilding Co.	0.125%	2025
Kool Baltic	170,500 Membrane (NO96 Evo 2 GW)	April 2015	STX Offshore & Shipbuilding Co.	0.125%	2025
Our Vessels are registered with the maritime register of the Republic of the Marshall Islands or Liberia. The Golar prefix will be replaced by Kool to reflect their ownership by CoolCo. The Vessels are all compliant with EEXI/CII regulations entering into force in 2023, and we intend to reduce our fleetwide carbon intensity by 25% by 2030 compared to 2019. This goal would equate to a 45% reduction compared to 2008 estimates, exceeding the IMO target of 40%. The Vessels’ low Boil-Off Rate of 0.10% makes them among the most efficient TFDE LNGCs in operation and provides for a competitive advantage compared to similar vessels – especially at today’s high LNG prices.
The Original Vessels are currently traded in the Cool Pool. The Cool Pool comprises the Original Vessels plus one additional vessel, the Golar Celsius. Pool revenues and voyage expenses are aggregated and then equally distributed to the pool participants in accordance with the number of days each of their vessels are entered into the pool during the period.
The Cool Pool allows the pool participants to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of the LNG shipping market by providing customers with reliable, innovative and more flexible solutions to meet their increasingly complex shipping requirements. Under the pool agreement, the Cool Pool is responsible, as agent, for the marketing and chartering of the participating vessels and for paying other voyage costs such as port call expenses and brokers’ commissions in relation to employment contracts. Each of the pool participants continues to be fully responsible for the financing, insurance, manning and technical management of their respective vessels.
Each Vessel is either owned or leased by a SPV that is a wholly-owned subsidiary of the Company.
We believe our fleet is positioned to benefit from an LNG shipping market that has improved materially since older charters were entered into. Currently, we expect our Vessels to have a 17% open spot exposure by the end of fiscal year 2023, which we project will increase to 37% by the end of fiscal year 2024. The chart below illustrates our contracted hire, or backlog, days for our Vessels from October 1, 2022 to December 31, 2025.

Backlog Days (%)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
0%
8%
92%
8%
8%
84%
11%
8%
81%
17%
4%
8%
71%
17%
8%
8%
67%
25%
8%
8%
58%
31%
8%
2%
58%
37%
5%
58%
42%
8%
50%
42%
10%
48%
42%
17%
42%
48%
17%
36%
Firm
Floating
Option
Open

“Contracted revenue” is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the period or the remaining contract term (excluding any option periods). Contracted revenue is not intended to represent EBITDA, Adjusted EBITDA or future cash flows that will be generated from these contracts.
Most of our charters have fixed-rate structures where we are paid the agreed rate per day. We also enter into charters with a floating rate per day, under which our revenues are linked to a market index and subject to a floor and a cap.
	Q4 2022	2023	2024	2025
Average fixed rate(1)(2)	$82,085	$87,383	$84,741	$84,968
Average option rate	—	$61,297	$67,807	$72,869
Vessel days contracted at fixed rate	852	3,315	2,562	1,915
Vessel days contracted at fixed rate (options)	—	316	415	571
Contracted revenue (fixed rate only) ($ in thousands)	69,937	289,675	217,107	162,714
Open and floating vessel days	92	749	1,415	2,444
# of vessels(3)	8	12	12	14
(1)
Data in this table is for our Vessels. It excludes the one vessel in the Cool Pool that we do not own, and it includes the Acquisition Vessels from November 10, 2022 and the Newbuild Vessels from January 1, 2025.

Out of the Original Vessels, we currently have seven Vessels on fixed rate charters (until July 2024) and one Vessel on floating rate charter through mid-2024, after which the charter rate will be open.
(2)
This table includes Acquisition Vessels from November 10, 2022 and Newbuild Vessels from January 1, 2025. Acquisition Vessels are on fixed rate charters for all periods in the table. The table assumes open days for the Newbuild Vessels in 2025.

CoolCo acquired the Acquisition Vessels from Quantum Crude Tankers Ltd, an affiliate of EPS on November 10, 2022. Additionally, we have the option to acquire from the relevant affiliates of QPSL contracts to purchase the two Newbuild Vessels, with such contracts to be novated by such parties to CoolCo. The Acquisition Vessels are on long-term charters with Shell Tankers (Singapore) Private Limited and have staggered expiration dates (and the option for the charterer to extend). The Newbuild Vessels are currently unchartered. Two of the Acquisition Vessels (the Kool Orca and Kool Firn) and the two Newbuild vessels have two-stroke engines and other new features representing the most modern LNGC technology.

The table below provides additional detail on the Newbuild Vessels:
Vessel Name	Cargo capacity / Containment system	Delivered	Yard	Boil-Off Rate (%)	Next dry-docking window
HHI#1	174,000 Membrane (Mark III)	January 2025	Hyundai Samho Heavy Industries	0.085%	N/A
HHI#2	174,000 Membrane (Mark III)	February 2025	Hyundai Samho Heavy Industries	0.085%	N/A
Managed Fleet Overview
In addition to our fleet, we are also currently managing eight LNGCs and nine FSRUs as of the date of this registration statement. The owners of the LNGCs include Energos Infrastructure (“Energos”), Avenir LNG Limited and Golar. The owners of the FSRUs include Energos, LNG Hrvatska d.o.o. (a.k.a. LNG Croatia LLC) and Golar.
Ship Time Charters – Overview
We provide the services of our owned ships under time charters. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the shipowner provides crewing and other services related to the ship’s operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges and canal fees and LNG boil-off).
The Vessels are all currently on charters and we will seek to recharter such vessels as their current charters expire. The charters for the Vessels have staggered expiration dates (in some instances with the option for the charterers to extend), which will allow us to take advantage of what we believe will be increased LNG shipping rates. Our customers are typically LNG producers, commodity traders and end users. We expect that our fleet will likely be trading worldwide based on the supply and demand for LNG, existing liquefaction and regasification infrastructure and market conditions.
Our recent contractual activity has been at improved rates, and we believe we have generally outperformed the class average during the timeframe from September 2020 to date. The following charts illustrate (i) our three year term activity, which included two charters at an average rate of $120,000 per day from November 2022 and February 2023, (ii) our 12-month term activity, which included two time charters ranging from roughly $120,000 per day in April 2022 to almost $140,000 per day in October 2022 and (iii) our spot activity, which includes fixing vessels at three spot rates ranging from $60,000 per day in early 2Q 2022 to nearly $100,000 per day by the end of 2Q 2022.

Source: Company data
(1)	Includes one fixture at a rate that averages above $120,000 per day

Ship Time Charters – Initial Term and Extensions; Termination and Cancellation
The terms of the time charters for the Original Vessels began upon delivery of the ships and will terminate as follows.
Vessel Name	Delivery Date	Capacity Cubic Meters	Type	Charterer/Pool Arrangement	Current Charter Expiration
Golar Bear	September 2014	160,000	LNGC membrane	Cool Pool	2023
Golar Crystal	May 2014	160,000	LNGC membrane	Cool Pool	2026
Kool Frost	October 2014	160,000	LNGC membrane	Cool Pool	2027
Golar Glacier	October 2014	162,000	LNGC membrane	Cool Pool	2024
Golar Ice	February 2015	160,000	LNGC membrane	Cool Pool	2025
Golar Kelvin	January 2015	162,000	LNGC membrane	Cool Pool	2024
Golar Seal	October 2013	160,000	LNGC membrane	Cool Pool	2023
Golar Snow	January 2015	160,000	LNGC membrane	Cool Pool	2024
Under our time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, if such war or hostilities materially and adversely affect the trading of the vessel for a period of at least 10 days or four days, depending on the charter. In addition, our charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled drydocking for different consecutive and cumulative periods depending on the charter; the period of consecutive days ranges from 20 consecutive days to 90 consecutive days; while the period of cumulative days ranges from 30 cumulative days in a 40 day period to 120 cumulative days in a 360-day period. Certain of our charters give the charterer a termination option for shorter periods of off-hire, if such off-hire is due to an uncured breach of our obligations to maintain the applicable ship.
The charter terms for the Acquisition Vessels average from between 4.5 years and 11 years depending on the exercise of certain options that are at the charterer’s discretion.
Hire Rate Provisions
“Hire” rate refers to the basic payment from the customer for use of the ship. Depending on the time charter contract, there are two methods by which the daily hire rate for our owned ships is determined, as described below. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars.
Under some of our time charters, the hire rate is a fixed fee which applies on a pro-rata basis; whereas under other time charters, the hire rate is variable and is calculated as an average assessed using independently published weekly broker reports subject to a cap and a floor. Under some of our other time charters, the hire rate is a flat fee which varies depending on the period of hire (such that each option period has a different hire rate) or on the place of last discharge.
The hire rates for each of our Vessels may be reduced if the ship does not perform to certain of its specifications or if we are in breach of our obligations under the charter. We have had no instances of hire rate reductions since our Vessels commenced operations.
Off-Hire
When a ship is “off-hire”—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods and the fuel consumed. Our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ship. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer’s use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), drydocking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship’s officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems.

All ships are drydocked at least once every five years as required by the ship’s classification society for a special survey. We expect our Vessels to be considered off-hire under our time charters during such drydocking periods.
Seasonality
Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG for heating in the Northern Hemisphere increased in colder weather and declined in warmer weather. Until recently, the LNG vessel industry, had become less dependent on the seasonal transport of LNG than it was 15 years ago. The advent of FSRUs opened new markets and uses for LNG that helped reduce the impact of seasonality. However, the war in Ukraine and the resultant winter demand from Europe is expected to contribute to seasonality in the future with demand that runs from a period of gas injection into onshore storage facilities in advance of winter to the end of the winter season itself. In addition to winter demand, there is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others. There is however a tendency for a weaker vessel market in the spring and fall.
Vessel Maintenance
Safety is our top priority. Our Vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires, spills and collisions. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets to drive continuous improvement, and we review performance indicators frequently to determine if remedial action is necessary to reach our targets.
We are responsible for the technical management of the vessels, in which our subsidiaries and affiliates assist us by managing our vessel operations, maintaining a technical department to monitor and audit our vessel manager operations and providing expertise in various functions critical to our operations. This affords an efficient and cost effective operation and, pursuant to ship management and administrative services agreements with certain of our subsidiaries, access to human resources, financial and other administrative functions.
These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. In addition, our day-to-day focus on cost control will be applied to our operations. To some extent, the uniform design of some of our Vessels and the adoption of common equipment standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repairs, and spare parts requisition.
Risk of Loss, Insurance and Risk Management
The operation of any vessel has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries and/or war risk situations or hostilities or pandemics. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
We have obtained hull and machinery insurance on all our Vessels against marine and war risks, which include the risks of damage to our Vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our Vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We also have additional total loss coverage for each vessel. This coverage, which is called increased value coverage, provides us additional coverage in the event of the total loss of a vessel.
Protection and indemnity insurance, which covers our third party legal liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations (“P&I clubs”). This includes third party liability and other expenses related to the injury or death of crew members, passengers and other third party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.
The current protection and indemnity insurance coverage for pollution is $1 billion per incident per vessel. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. We are a member of Gard and Skuld P&I clubs. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs’ annual claims record, as well as the annual claims record of all other members of the P&I clubs comprising the International Group.
Our operations utilize a thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers’ competence training program, seafarers’ workshops and membership in emergency response organizations. We expect to benefit from our commitment to safety and environmental protection as certain of our subsidiaries, affiliates and service providers assists us in managing our vessel operations.
Classification, Inspection and Maintenance
Every large, commercial seagoing vessel must be “classed” by a classification society. A classification society certifies that a vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Most vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.
All insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies. Our Vessels are classed by the American Bureau of Shipping (ABS), DNV AS or Lloyd’s Register. These societies are members of the International Association of Classification Societies. All of our Vessels attained Institute for Supply Management (“ISM”) certification and are currently “in class.”
Environmental and Other Regulations
General
Our business and the operation of our Vessels are subject to various international treaties and conventions and to the applicable local, national and subnational laws and regulations of the countries in which our Vessels operate or are registered. Such laws and regulations cover a variety of topics, including, but not limited, to air pollution, water pollution, waste management, protection of natural resources, and protection of worker health and safety, and might require us to obtain governmental or quasi-governmental permits, licenses and certificates before we may operate our Vessels or conduct certain activities. Failure to comply with these laws or to obtain the necessary business and technical permits, licenses and certificates could result in sanctions including suspension and/or freezing of the business and responsibility for all damages arising from any violation.
Governments may also periodically revise their environmental laws and regulations or adopt new ones, and the effects of new or revised laws and regulations on our operations cannot be predicted. Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our Vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our Vessels. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on our operations. Similar or more stringent laws may also apply to our customers, including oil & gas exploration and production companies, which may impact demand for our services.
International environmental treaties and conventions as well as U.S. environmental laws and regulations that apply to the operation of our Vessels are described below. Other countries, including member countries of the European Union, in which we operate or in which our Vessels are registered have or may in the future have laws and regulations that are similar, or more stringent, in nature to the U.S. laws referenced below. Our subsidiary, Cool Company Management AS, provides technical management services for our Vessels, is certified in accordance with the IMO standard for ISM and operates in compliance with the International Standards Organization (the “ISO”) Environmental Management Standard for the management of significant environmental aspects associated with the ownership and operation of our fleet.
For more information on the impact of international and U.S. environmental laws and regulations that apply to the operation of our Vessels, see “Item 3. Key Information – D. Risk Factors – Risks Related to Regulations.”
International Maritime Regulations of LNG Vessels
The IMO provides international regulations governing shipping and international maritime trade. Among other requirements, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”) requires the party with operational control of a vessel to develop an extensive safety management system and the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our ship manager, Cool Company Management AS, holds a document of compliance under the ISM Code for operation of Gas Carriers.
Vessels that transport gas, including LNGCs and FSRUs, are also subject to regulation under the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the “IGC Code”), published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. The completely revised and updated IGC Code entered into force in 2016, and incorporated amendments developed following a comprehensive five-year review and were intended to take into account the latest advances in science and technology. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Each of our Vessels is in compliance with the IGC Code.
The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea (“SOLAS”), which provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation and addresses maritime security. SOLAS requires, among other things, the provision and maintenance of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System (an international radio equipment and watch keeping standard), afloat and at shore stations, and relates to the International Convention on the Standards of Training and Certification of Watchkeeping Officers (“STCW”) also promulgated by the IMO. The STCW establishes minimum training, certification, and watchkeeping standards for seafarers. The SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Flag states that have ratified the SOLAS and STCW generally employ the classification societies, which have incorporated the SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facility Security Code (“ISPS Code”), which came into effect on July 1, 2004, to detect security threats and take preventive measures against security incidents affecting vessels or port facilities. Cool Company Management AS has developed security plans and appointed and trained ship and office security officers. In addition, all of our Vessels have been certified to meet the ISPS Code and the security requirements of the SOLAS and the Maritime Transportation Security Act (“MTSA”).
The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.
Air Emissions
The IMO adopted MARPOL, which imposes environmental standards on the shipping industry relating to marine pollution, including oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling and applies to various vessels delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required. Annexes II and III relate to harmful substances carried in bulk, in liquid or in packaged form, respectively, and Annexes IV and V relate to sewage and garbage management, respectively.
MARPOL 73/78 Annex VI regulations for the “Prevention of Air Pollution from Ships” apply to all vessels, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of the periodic classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or vessels flying the flag of those countries, are required to have an International Air Pollution Certificate (“IAPP Certificate”). Annex VI came into force in the United States on January 8, 2009. All our Vessels have been issued IAPP Certificates.
Amendments to Annex VI to the MARPOL Convention that took effect in 2010 imposed progressively stricter limitations on sulfur emissions from vessels. As of January 1, 2020, the ultimate limit of 0.5% allowable sulfur content for fuel used to power vessels operating in areas outside of designated emission control areas (“ECAs”) took effect. This represents a substantial reduction from the previous 3.5% sulfur cap. The 0.5% sulfur cap is generally referred to as IMO 2020 and applies absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur. Our Vessels have achieved compliance with sulfur emission standards, where necessary, by being modified to burn low sulphur gas oil only in their boilers when alongside a berth. The amendments to Annex VI also established new tiers of stringent nitrogen oxide emissions standards for new diesel engines, depending on their date of installation. The European directive 2005/33/EC bans the use of fuel oils containing more than 0.10% sulfur by mass by any merchant vessel while at berth in any EU country.
Even more stringent sulfur emission standards apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO’s MEPC, as discussed in the “U.S. Clean Air Act” below. These areas include certain coastal areas of North America and the United States Caribbean Sea. Annex VI Regulation 14, which came into effect on January 1, 2015, set a 0.10% sulfur limit in areas of the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs.
U.S. air emissions standards are now equivalent to these amended Annex VI requirements. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems. Because our Vessels are largely powered by means other than fuel oil we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our Vessels, but that possibility cannot be eliminated.
Clean Air Act
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the “CAA”) requires the Environmental Protection Agency (the “EPA”) to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our Vessels are subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the

2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards were applied in two stages: near-term standards for newly built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or NOx, apply from 2016. A further stage of reductions, known as “Tier 4” standards, has also been developed and implemented. However, in October 2020, EPA published a final rule to provide additional lead time for implementation for certain high-speed vessels. Pursuant to the final rule, the Tier 4 standards apply from model year 2022 for engines installed in a wide range of high-speed vessels, and from model year 2024 for engines installed in certain other such vessels, subject to certain limitations. Separately, in December 2019, the EPA published a final rule concerning national diesel fuel regulations that will allow fuel suppliers to distribute distillate diesel fuel that complies with the 0.5% international sulfur cap instead of fuel standards that otherwise apply to distillate diesel fuel in the United States. Fuel that does not meet the 0.5% sulfur cap cannot be used in ECA boundaries. Compliance with these standards may cause us to incur costs to install control equipment on our Vessels in the future.
Anti-Fouling Systems
Anti-fouling systems, such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of mollusks and other sea life to the hulls of vessels. Our Vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention,” which prohibits the use of organotin compound coatings in anti-fouling systems. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo an initial survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments were formally adopted at MEPC 76 in June 2021. We have obtained Anti-fouling System Certificates for all of our Vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our Vessels.
Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (the “OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The OPA affects all owners and operators whose vessels trade or operate within the U.S., its territories and possessions, or whose vessels operate in the waters of the U.S., which includes the U.S. territorial seas and its 200 nautical mile exclusive economic zone. The Comprehensive Environmental Response, Compensation, and Liability Act (the “CERCLA”) applies to the discharge of hazardous substances whether on land or at sea. While the OPA and CERCLA would not apply to the discharge of LNG, these laws may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these substances could cause an environmental hazard. Under the OPA, vessel owners and operators, are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). The OPA defines these damages broadly to include:
•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

The limits of the OPA liability are the greater of $2,300 per gross ton or $19,943,400 for any tanker, other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. The OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws.
The CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for recovery of clean up and removal costs and the imposition of natural resource damages for releases of “hazardous substances,” which as defined in the CERCLA does not include oil. Liability under the CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and the greater of $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with the OPA, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. The OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with the OPA, the CERCLA and all applicable state regulations in the ports where our Vessels call.
The OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard (the “USCG”) evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under the OPA/CERCLA. Each of our ship owning subsidiaries that has vessels trading in U.S. waters has applied for and obtained from the U.S. Coast Guard National Pollution Funds Center three-year certificates of financial responsibility, or COFRs, supported by guarantees purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the USCG for each of our vessels that is required to have one.
Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our Vessels could impact the cost of our operations and adversely affect our business and ability to make distributions to our shareholders. We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our Vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.
Bunker Convention/CLC State Certificate
The International Convention on Civil Liability for Bunker Oil Pollution 2001, (“the Bunker Convention”), entered into force on November 21, 2008. The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention imposes strict liability on shipowners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a state party, or entering or leaving a port in the territory of a state party, will be required to maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a state party attesting that such insurance is in force. The state party-issued certificate must be carried on board at all times. P&I Clubs in the International Group issue the required Bunker Convention “Blue Cards” to provide evidence that there is insurance in place that meets the Bunker Convention requirements and thereby enable signatory states to issue certificates. All of our Vessels have received “Blue Cards” from their P&I Club and are in possession of a Civil Liability Convention (CLC) State-issued certificate attesting that the required insurance cover is in force.

Ballast Water Management Convention, Clean Water Act and National Invasive Species Act
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. The EPA and USCG, have also enacted rules relating to ballast water discharge for all vessels entering or operating in United States waters. Compliance requires the installation of equipment on our Vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering United States waters.
a.	Ballast Water Management Convention
In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. As of December 31, 2021, all our Vessels had installed ballast water treatment systems.
b.	Clean Water Act
The U.S. Clean Water Act (the “CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.
The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations historically have required vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to obtain and comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters. In March 2013, the EPA issued the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, (“VGP”). The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. In December 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and restructured the EPA and the USCG programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (“NSPs”) to be developed by EPA and implemented and enforced by the USCG. Under VIDA, the EPA was directed to develop the NSPs by December 2020 and the USCG is directed to develop its corresponding regulations two years after EPA develops the NSPs. On October 26, 2020, the EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. The 2013 VGP was scheduled to expire in December 2018; however, under VIDA, the provisions of the 2013 VGP will remain in place until the new EPA and USCG regulations are in place, which remain outstanding. Pursuant to the requirements in the VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements as the CWA’s 401 certification process allows tribes and states to impose their own requirements for vessels operating within their waters. Vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.
c.	National Invasive Species Act
The USCG regulations adopted under the U.S. National Invasive Species Act (“NISA”) require the USCG’s approval of any technology before it is placed on a vessel. As a result, the USCG has provided waivers to vessels which could not install the then as-yet unapproved technology. In May 2016, the USCG published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. In February 2016, the USCG issued a new rule amending the Coast Guard’s ballast water management record-keeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone were required to submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival. As discussed above, under VIDA, existing USCG ballast water management regulations will be phased out over a period of approximately four years and replaced with NSPs to be developed by EPA and implemented and enforced by the USCG.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
International Labor Organization
The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a member and operating from a port, or between ports, in another country. We believe that all our Vessels are in substantial compliance with and are certified to meet MLC 2006.
GHG Regulation
The issue of climate change and the effect of GHG emissions, in particular emissions from fossil fuels, has attracted and continues to attract attention from a wide range of groups, including politicians, regulators, financial institutions, and the general public.
Currently, emissions of GHGs from international shipping are not subject to the international protocols and agreements addressing climate change, such as the 2005 Kyoto Protocol and the 2015 Paris Agreement. However, absent a global approach to address GHG emissions from international transport, the European Union has initiated action and is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce GHG emissions. In 2013, the European Commission initiated a three-step strategy aimed at this reduction consisting of (i) monitoring, reporting and verification of carbon dioxide emissions from large vessels using European Union ports, (ii) establishment of GHG reduction targets for sector; and (iii) implementation of further measures, including market-based measures such an emissions trading, in the medium to long term. EU Directive 2018/410, which amended the EU Emissions Trading System Directive, emphasized the need to act on GHG emissions from shipping and other sectors and called for action by either IMO or the European Union to address emissions from the international transport sector from 2023. The first step of the three-step strategy initiated in 2013 was addressed with a European Union regulation that took effect in January 2018 that requires large vessels (over 5,000 gross tons) calling at European ports to collect and publish data on carbon dioxide emissions and other information. On September 15, 2020, the European Parliament approved draft legislation, which has not yet been finalized, that would include GHG emissions from large vessels in the EU emissions trading system as of January 1, 2022 and include methane emissions in monitoring, reporting and verification requirements applicable to vessels. The European Parliament has also called for binding carbon dioxide reduction targets for shipping companies, which would require reduction of annual average carbon dioxide emissions of all ships during operation by at least 40% relative to 2008 levels, by 2030, and apply even deeper cuts by 2050.
In addition, the IMO has taken some action, including mandatory measures to reduce emissions of GHGs from all vessels that took effect in January 2013. These measures included amendments to MARPOL Annex VI Regulations requiring the EEDI for new vessels, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all vessels. The regulations apply to all vessels of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016, which entered into force in March 2018, that ships of 5,000 gross tonnage and above record and report their fuel oil consumption, with the first year of data collection having commenced on January 1, 2019. These measures affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. MEPC subsequently adopted further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments accelerate the entry into effect date of phase 3 from 2025 to 2022 for several ship types, including gas carriers, general cargo ships and LNGCs and require new ships built from that date to be significantly more energy efficient. The MEPC also is looking into the possible introduction of a phase 4 of EEDI requirements. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels. The IMO adopted its initial GHG reduction strategy in 2018 and established a program of follow-up actions up to 2023 as a planning tool. The IMO GHG Strategy has established a goal of a reduction in carbon intensity of international shipping by at least 40% by 2030 compared to 2008, and by at least 50% by 2050 compared to 2008.
In November 2020, the MEPC agreed to draft amendments to MARPOL Annex VI establishing an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an EEXI, an operational CII and an enhanced SEEMP to drive carbon intensity reductions. A vessel’s attained EEXI would be calculated in accordance with values established based on type and size category, which compares the vessel’s energy efficiency to a baseline. A vessel would then be required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the draft MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved would be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) or above rating. This regulatory approach is expected to be consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. MEPC adopted these amendments to MARPOL Annex VI in June 2021 and are expected to enter into force by November 2022, with the requirements for EEXI and CII certification coming into effect January 2023. At the same meeting, MEPC announced plans to revise the IMO GHG Strategy to establish stronger targets, with an aim to adoption of a revised strategy at the MEPC meeting in Spring 2023.
An increasing number of financial institutions have also established policies or commitments to reduce emissions associated with their portfolios. In 2019, a consortium of shipping financiers launched the Poseidon Principles, a framework to assess and disclose the alignment of ship finance portfolios with the climate-related goals of the IMO. While voluntary, signatories commit to implementing the Poseidon Principles in their internal policies. Similarly, at the

26th Conference to the Parties of the United Nations Framework Convention on Climate Change (“COP 26”), the Glasgow Financial Alliance for Net Zero (“GFANZ”) announced that commitments from over 450 firms across 45 countries had resulted in over $130 trillion in capital committed to net zero goals. The various sub-alliances of GFANZ generally require participants to set short-term, sector-specific targets to transition their financing, investing, and/or underwriting activities to net zero emissions by 2050. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. In late 2020, the Federal Reserve announced that it had joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. Subsequently, the Federal Reserve has issued a statement in support of the efforts of the NGFS to identify key issues and potential solutions for the climate-related challenges most relevant to central banks and supervisory authorities. Limitation of investments in and financings for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development, production, liquefaction, or related activities, which may ultimately reduce demand for our services. Additionally, the SEC has proposed but not yet promulgated rules requiring climate-related disclosures. Although the ultimate form and substance of these requirements is not yet known, this may result in additional costs to comply with any such disclosure requirements.
In the U.S., the EPA issued a finding that GHGs endanger public health and safety and has adopted regulations that regulate the emission of GHGs from certain sources. For example, fossil fuel companies to whom we provide services are subject to regulations by various government agencies, which may include the EPA and bodies within the Department of the Interior (“DOI”). These regulations may include restrictions on certain oil & gas production or stimulation techniques, requirements for the installation and use of certain emissions control technologies, and other regulations that may adversely impact the operations of our customers, which may ultimately reduce demand for our services. Regarding our own operations, the EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Notably, the U.S. rejoined the Paris Agreement in February 2021, and, in April 2021, announced a new, more rigorous nationally determined emissions reduction level of 50-52% reduction from 2005 levels in economy-wide net GHG emissions by 2030. At the international level, at COP 26, the U.S. and European Union jointly announced the launch of the Global Methane Pledge, an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including “all feasible reductions” in the energy sector.
Any passage of climate change legislation or other regulatory or policy initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level that restricts emissions of GHGs from vessels, could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.
Other Regulations
Our LNG vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, or HNS, adopted in 1996, and the HNS Convention (subsequently amended by the April 2010 Protocol). The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, including liquefied gases. The HNS Convention introduces strict liability for the shipowner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. At least 12 states must ratify or accede to the 2010 Protocol for it to enter into effect. In July 2019, South Africa became the 5th state to ratify the protocol. At least 7 more states must ratify or accede to the treaty for it to enter into effect.
The April 2010 Protocol sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS fund that comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the April 2010 Protocol, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights, or SDR. SDR is a potential claim on the freely usable currencies of International Monetary Fund members. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. We cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.
Human Capital Resources and Social Responsibility
Our human capital is our most valuable asset. As of January 1, 2023, we had a global headcount of 1,543 colleagues, consisting of 73 full-time onshore employees and 1,470 seafarers that are employed under their respective collective bargaining agreements. The seafarers are represented by a labor union or covered under a collective bargaining agreement.
We place a high premium on attracting, developing and retaining a talented and high-performing workforce. Our employees act with integrity, responsibility and compliance and are committed to upholding governance and ethics best practices. We believe this commitment is fundamental to having a sustainable business. We offer our employees a wide array of company-paid benefits, which we believe are competitive relative to others in our industry. Our onshore employees earn a base salary plus annual bonus with targets aligned with organizational goals. Our seafarers earn salaries and other compensation commensurate with terms outlined in their collective bargaining agreements. We believe that our relations with our employees are good. We have established a corporate culture with a focus on creating a collaborative environment that fosters the personal intellectual growth of each of our employees.
Delivering cleaner energy is second only to keeping our employees and the communities where we operate safe and healthy. Protecting our people while providing them a safe work environment to perform is our top priority. We do not and will not compromise our focus on health and safety for the sake of better business results. Our commitment to safety reduces environmental impacts, controls risk to our employees and helps to maintain safe work practices.
Additionally, we are committed to fostering, cultivating and preserving a culture of diversity, equity and inclusion (“DEI”). We encourage and welcome the exploration of all ideas, topics and perspectives that serve to enrich our team. As a company with global operations, we work with a diverse array of colleagues, vendors, customers, partners and local communities. The collective sum of our employee’s individual differences, life experiences, knowledge, inventiveness, innovation, self-expression and talent have been essential to both our operational and financial success over the years.
Legal Proceedings
We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to certain deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Industry
The information and data contained in this registration statement relating to the international marine transportation industry that have been provided by, and are attributed to, Clarksons Research and are taken from Clarksons Research’s database and other sources. Clarksons Research has advised that: (a) some information in Clarksons Research’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Clarksons Research’s database; (c) while Clarksons Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.
Overview
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The LNG industry is experiencing a significant expansion phase, with a recent focus on energy security building on a fundamental outlook for growth that is supported by Asian gas demand, energy transition dynamics and significant LNG export projects.

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LNG project programs could result in a doubling in current export liquefaction capacity (464 mtpa) by 2028, should capacity under construction (164 mtpa) and at FEED stage (293 mtpa) come online through 2028 as scheduled.

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As of January 2023, the worldwide LNG shipping fleet is comprised of 713 vessels, with 32% of existing capacity concentrated in less efficient steam turbine vessels which are expected to be increasingly impacted by international and regional emission regulations.

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Strong newbuilding investment has increased the newbuilding orderbook to 50% of the existing LNG carrier fleet capacity (45% by number of vessels), with berth availability for new orders now restricted to 2026-2027 and newbuild prices increasing by 18% in the past 12 months. A proportion of this is effectively replacement capacity for steam vessels.

•	The charter market for multi-year contracts is at historically high levels, although there is some volatility in the short-term market.
The International Shipping Industry
The global marine transportation industry provides a crucial worldwide connection between nations and regions, enabling reliable, cost-effective international trade. This industry has facilitated expansion of economic globalization and interdependence for centuries. The marine transportation industry incorporates transportation of any unitized seaborne cargo, which may include a broad range of wet and dry bulk products, such as coal, iron ore, grain, crude oil or its refined products, liquefied gases, containerized finished goods, automobiles and livestock. The key benefit of the marine transportation industry has been its ability to provide efficient transportation services that are technically and economically advantageous relative to alternative modes of transportation by land or air. Marine transportation also offers benefits from an environmental perspective, with the industry registering as the least CO2 intensive mode of freight transport when compared to air, road and rail in terms of CO2 emitted per tonne-mile of cargo moved.
Natural Gas in the Context of Global Energy Trends
Natural gas remains one of the fastest growing primary energy sources globally. Natural gas is typically seen as a cleaner fuel relative to coal given the low emissions of sulfur and particulate matter, and is often seen as a “bridging fuel” to replace coal in ongoing decarbonization efforts. It is also supported by significant reserves and generally competitive pricing. A continuing disparity between the prices of gas in various geographies compared to the relatively low cost of LNG shipping has enhanced the economics of LNG trade. Significant expansion of LNG liquefaction and regasification facilities has taken place in recent years and a large number of additional facilities are under construction or at the FEED stage. Following the war in Ukraine in early 2022, investment in infrastructure has accelerated amid a drive for energy security and diversification away from Russian pipeline gas in Europe.
There are two methods of transporting natural gas if not consumed in the producing region: pipelines, which accounted for 59% of the natural gas traded cross-border in 2021, and LNG shipping, in which natural gas is liquefied and transported in specialized seaborne carriers. LNG shipping has been increasing in importance over the past roughly 20 years, accounting for 41% of all natural gas traded in 2021, up from 25% in 2000. Although progress can be uneven, LNG has a track record of growth. Between 2001 and 2021, gas traded as LNG increased by a compound annual growth rate (CAGR) of 6.5% compared to 2.4% per annum for gas transported by pipeline over the same period.
The tables below set forth the growth in global LNG trade from 2001 to 2022 (with the figure for 2022 estimated), forecasted growth to 2022 and annual growth in energy demand from 2001 to 2021.
Figure 1. Global LNG Trade	Figure 2. 2001-21 Annual Growth in Energy Demand

Source: Clarksons Research, January 2023. Note: 5-, 10- and 20- year compound annual growth rates (CAGR) up to and including 2020.
The LNG supply chain involves a number of different stages:
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Liquefaction: Following the initial production of gas, natural gas is cooled to a temperature of -162ºC (-260ºF), which transforms it into a liquid. This reduces its volume to approximately 1/600th of its volume in a gaseous state and allows economical storage and transportation.

•	Shipping: LNG is transported overseas from the liquefaction facility to the receiving terminal in specially designed LNGCs.
•	Regasification: LNG is stored in specially designed facilities until regasified. LNG is returned to its gaseous state at a regasification facility, which can be located either onshore or aboard FSRUs.
•	Distribution: Upon return to its gaseous state, the natural gas is transported to consumers through pipelines.

Although the costs associated with the LNG supply chain have declined over the past two decades, it can be less expensive to transport natural gas via pipelines than LNGCs. However, LNG has gained traction in recent years due to the flexibility and security that LNG offers over pipeline trade, as well as the large distances between the supply and demand centers for natural gas. Over the past 10 years, the U.S. has accounted for 43% of gas supply growth, while Asia has accounted for 40% of demand growth, providing significant impetus for

LNG trade growth. These trends are also expected to continue over the next decade. The flexibility offered by LNG over pipeline trade also allows for players to take advantage of significant changes in the price of natural gas in certain markets, which is applicable to both speculative players as well as energy majors, increasing the potential profitability of LNG related investments over land-based gas investments.
Furthermore, with Russia-Europe gas pipeline trade accounting for approximately 25% of the global total, efforts from European countries to diversify away from Russian energy sources are likely to compound recent trends and accelerate the shift from pipeline to LNG trade. As such, LNGCs are expected to remain the predominant means of transportation for a significant and growing portion of global natural gas demand. The following figures illustrate the overall demand and expected demand for LNG as compared to other sources of large-scale energy from 2021 to 2030, which indicate that global demand for LNG is expected to grow by 50% over the next decade.
Figure 3. Global Energy Demand by Source of Energy, 2021 to 2030.

Source: Clarksons Research
LNG Industry
Seaborne LNG trade routes are primarily determined by locations of LNG production and consumption. Moreover, demand for LNG is generally closely linked to direct demands of retail consumers and is more sensitive to changes in prices of alternative energy sources, such as coal, hydro, nuclear, petroleum and natural gas transported by pipeline. With the increased interest in natural gas, there has been an associated increase in investment in LNG infrastructure that is expected to support an increase in the volume of LNG trade over the next few years. As the demand for natural gas continues to expand, the pace of the build-out of infrastructure to export and import LNG, as well as the geographic location of such infrastructure, is expected to have a direct impact on the demand for LNG shipping.
As of the start of January 2023, there were 20 countries with LNG liquefaction infrastructure, with a combined liquefaction capacity of 464 mtpa. There were a further 17 liquefaction projects with a total liquefaction capacity of 164 mtpa under construction across 10 countries, three of which do not currently export LNG. A significant volume of this capacity is based in the U.S. and Qatar. Approximately 75% of capacity under construction is currently scheduled to come online in 2025-2026, with an average of 61 mtpa of export capacity set to come online in each of these years, far greater than the current record annual liquefaction capacity addition of 45 mtpa (which occurred in 2018). It is estimated that an additional 223 LNGCs will be required to lift LNG produced from the liquefaction projects currently under construction, and a further 477 LNGCs to service the projects currently in FEED.

The following tables list global LNG liquefaction projects currently under construction and the volume of LNG liquefaction projects scheduled to start up in each year, excluding Russian projects (with current projections suggesting 190 mtpa of liquefaction capacity may be added globally by end 2027 driven by supply growth in the Atlantic).
Figure 4. Selected LNG Liquefaction Projects Under Construction

Source: Clarksons Research, January 2023
Figure 5. LNG Liquefaction Project Start-Ups

mtpa
250
200
150
100
50
0
Existing
U/C
FEED
Proposed
6
34
28
45
26
9
11
15
7
41
7
34
66
3
62
207
45
101
61
119
51
68
146
52
93
76
76
84
53
31
12
12
2015
2017
2019
2021
2023f
2025f
2027f
2029f
2032f

Source: Clarksons Research, January 2023

The table below sets forth global LNG liquefaction and regassification capacity by region as of January 2023 as well as plants under construction, FEED stage plants and estimated liquefaction capacity for 2028.
Figure 6. Global LNG Liquefaction and Regasification Capacity by Region

mtpa (LNG)
1,100
900
700
500
300
100
-100
1,013
193
156
508
464
86
97
166
164
293
921
Existing Regasifaction Capacity
Existing Liquefaction Capacity
Plants Under Construction
FEED Stage Plants
2028E Liquefaction Capacity
Asia Pacific
Middle East / ISC
Africa
North America
Europe
South & Central America

Source: Clarksons Research, January 2023
Note (1): Excludes projects at the proposal stage as of January 1, 2023.
Note (2): Projections based on estimated start up date. Start up dates may be delayed and have been delayed in the past.
Growth of seaborne LNG trade is a key underlying factor expected to facilitate the increasing share of gas in the global energy mix. Between 2010 and 2015, tonne-mile LNG trade is estimated to have grown at a CAGR of 3.4%, accelerating to a CAGR of 8.2% in 2015-2020 and growing by a further 12.6% in 2021. Global LNG tonne-mile trade growth has generally outperformed LNG volume trade growth over the past decade, driven by a significant increase in LNG supply from the U.S. coupled with Asian demand growth, generating long-haul vessel demand. However, current estimates for 2022 suggest a contraction in LNG tonne-mile trade of approximately 2% year over year (y-o-y), below the rate of growth in tonnes (approximately 5%) due to a shift in trade patterns amid record European demand brought on as an indirect consequence of the conflict in Ukraine.
In the longer term, the outlook for LNG demand appears encouraging, with LNG expected to play a key role in facilitating the growing share of natural gas in the global energy mix. LNG demand is supported by the shift away from coal and heavy fuel oil in favor of cleaner burning natural gas, as well as the significant volume of liquefaction capacity expected to come online. More recently, the outlook for the LNG sector has improved further following the Russia-Ukraine conflict, with the expected phase-out of Russia-Europe pipeline trade (approximately 120mt in 2021) projected to support future trade growth. LNG trade is projected to grow by a CAGR of 5.8% from 2020 to 2030, potentially reaching approximately 630 mt by 2030, should sufficient liquefaction capacity be built to match the latent demand in both Europe and Asia, from approximately 400 mt in 2022. Supply in the global gas markets has tightened against the backdrop of firm economic growth and reduced Russian exports, and the situation in Ukraine has exacerbated a structural shortfall in the global LNG market. The table below illustrates the year-on-year change in quarterly European natural gas imports, including deliveries from Norway, highlighting the strong near-term dynamics driven by geopolitical factors and LNG’s significance as a source of energy import.

Figure 7. Y-o-Y Change in Quarterly European Natural Gas Imports including Deliveries from Norway (2021-2022)

Source: IEA Gas Market Report Q4-2022
Although recent geopolitical events have catalyzed LNG supply growth in the Atlantic, reversion to longer trade routes is expected to provide LNGC operators with a natural rate buffer once the situation in Europe normalizes. The following tables illustrate the vessels required per million ton of LNG shipped across trade routes with various lengths, as well as the increase in shipping intensity over the last few years.
Figure 8. Vessels Required Per Million Tons of LNG Shipped	Figure 9. Shipping Intensity from 2001 to 2021

Source: Company data, September 2022
Within the marine transportation industry itself, LNG is gaining traction as a marine fuel, which may provide some support to trade volumes and infrastructure investment. LNG as a marine fuel is often seen as a “bridging solution’ that could contribute to a reduction in the industry’s CO2 emissions while alternative zero-carbon fuels and technologies are developed as part of the industry’s efforts to meet the IMO’s 2050 CO2 emissions targets. Initial projections suggest consumption of LNG as a marine fuel may reach approximately 30 mt by 2030 from approximately 1 mt in 2021.
The tables below set forth global LNG trade in terms of tonne-miles for the period 2001 to 2022 and global LNG trade in terms of volumes carried from 2000 to 2022 and forecasted volumes through 2030.

Figure 10. Global LNG Trade, tonne-miles	Figure 11. Global LNG Trade Forecast Scenarios

Source: Clarksons Research, January 2023. Latest forecast scenarios as of September 2022.
LNGC Supply and Vessel Technology
LNGCs transport LNG internationally between liquefaction facilities and import terminals. These double-hulled ships include a sophisticated “containment” system that holds and insulates the LNG so it maintains its liquid form. There are two main types of containment system in use on LNGCs. The Moss system, developed by Kvaerner in the 1970s, uses free standing insulated spherical tanks supported at the equator by a continuous cylindrical skirt, i.e., the tank and the hull are two separate entities. The Membrane technique uses insulation built directly into the hull of the ship, with a membrane covering inside the tanks to maintain integrity, i.e., the ship’s double hull directly takes the pressure of the cargo. The global LNGC fleet is generally divided into vessel types that are distinguished principally by vessel propulsion and size. These main types are:
•
Vessels with two-stroke engines, typically with a carrying capacity of over 170,000 cubic meters (cbm). As of July 1, 2022, two-stroke vessels accounted for 37% of capacity in the LNGC fleet and 97% of capacity on order, with these vessels having gained popularity in recent years due to offering emissions reductions over other engine types. While all the two-stroke vessels on order are dual fuel vessels, there are 50 older single fuel two-stroke vessels in the fleet, which tend to be less carbon efficient than dual fuel vessels.

•
Vessels with dual fuel diesel electric (DFDE) engines, typically with a carrying capacity of 150,000 to 170,000 cbm. As of July 1, 2022, DFDE vessels accounted for 30% of fleet capacity in the LNGC fleet and 3% of capacity on order. Although generally less efficient than 2-stroke vessels, DFDEs offer notable carbon emissions reductions over steam turbine powered LNGCs.

•
Vessels with steam turbine engines, with a capacity less than 150,000 cbm. As of July 1, 2022, 32% of all LNGC capacity was powered by steam turbine engines (94% of this capacity being vessels smaller than 150,000 cbm), with these vessels generally being the least carbon efficient in the fleet due to the inability of these vessels to feed LNG fuel into the main engine, an older average age (17.8 years) and their use of Moss containment systems, which have a higher boil-off rate of LNG than more modern membrane containment systems. Due to the relative inefficiency and older average age of steam turbine vessels, increased scrapping of these vessels appears likely in the coming years, particularly following the implementation of key environmental regulation (e.g., EEXI, CII) from the start of 2023.

The following tables set forth the development of the LNGC fleet and orderbook (vessels on order at yards or presently under construction).
Figure 12. LNGC Fleet Development	Figure 13. LNGC Orderbook Development

Source: Clarksons Research, January 2023
LNGC supply is a function of the existing fleet as measured by cargo carrying capacity, and is influenced by the rate of newbuilding deliveries, scrapping and the operating efficiency of the fleet. The overall LNGC fleet stood at 713 vessels of a combined capacity of 107.0 million cbm at the start of January 2023. Fleet growth is expected to remain moderate this year, with the fleet projected to grow by 4.9% in 2023, following growth of 4.3% in 2022 and 9.8% in 2021, and compared to a 10-year CAGR of 6.8% (from 2012 to 2022).
The newbuilding orderbook for LNGCs is an indicator of future shipping supply growth. On the back of unprecedented recent contracting activity, a return to stronger fleet growth rates is projected in 2025-2026 and is expected to coincide with strong LNG supply and trade growth. At the start of 2022, the orderbook was equivalent to 28% of the capacity of the fleet. By the start of January 2023, this figure was 50% (320 vessels of a combined 53 million cbm), the highest level since 2008. The orderbook is expected to continue to grow further in the coming months given prevailing market conditions and the volume of liquefaction capacity expected to come online in the coming years.
The following table sets forth key data relating to the global LNGC fleet and orderbook by vessel size and engine type as of January 2023.
Table 1. LNGC Fleet and Orderbook
	Fleet				Avg. Age	Orderbook				Orderbook as
Size (CBM)	Number	% Of Total	CBM*	% Of Total	(Years)	Number	% Of Total	CBM*	% Of Total	% Of Fleet
175,000+	94	13%	19.2	18%	8.9	40	13%	7.4	14%	38.3%
150,000 – 174,999	355	50%	59.5	56%	6.1	261	82%	45.4	85%	76.2%
<150,000	264	37%	28.2	26%	17.1	19	6%	0.4	1%	1.5%
Total	713		107.0		10.5	320		53.2		49.7%

	Fleet				Avg. Age	Orderbook				Orderbook as
Engine Type	Number	% Of Total	CBM*	% Of Total	(Years)	Number	% Of Total	CBM*	% Of Total	% Of Fleet
Steam Turbine	242	34%	33.8	32%	18.2
Dual Fuel Diesel Electric (DFDE)	205	29%	31.8	30%	7.9	29	9%	3.5	7%	11.1%
2-S DF Low Pressure	108	15%	18.0	17%	1.9	260	81%	45.0	85%	250.3%
2-S DF High Pressure	69	10%	12.1	11%	3.8	21	7%	3.7	7%	30.4%
2-S Single Fuel	50	7%	10.8	10%	13.5	2	1%	0.3	1%	3.2%
Other Type	39	5%	0.5	0%	9.1	8	3%	0.6	1.1%	114.2%
Total	713		107.0		10.5	320		53.2		49.7%
*	In millions
Source: Clarksons Research, January 2023. Orderbook as % of fleet based on cubic capacity.
Other factors can impact the effective supply of the LNGC fleet. These include, for example, average vessel speeds, time out for drydocking/retrofits and delays at ports or transit points. The Panama Canal is a key transit point for the LNGC sector, providing the shortest route for U.S.-Asia trade. In recent years, delays at the Panama Canal have increased, adding a significant inefficiency to the market and typically supporting charter rates. While a decline in Panama Canal delays was seen in 2022 amid lower U.S.-Asia trade, inefficiencies at the Panama Canal are expected to remain a factor in the LNGC market for the foreseeable future and is expected to “peak” at times of elevated U.S.-Asia trade, typically in winter.
The following table sets forth historical and projected data on the LNGC fleet and orderbook by engine type and delivery year during the period from before 1992 to 2027.
Figure 14. LNGC Fleet & Orderbook By Engine Type And Delivery Year

Source: Clarksons Research
Fleet Ownership
Competition in the LNG shipping market is principally for employment of ships whose charters are expiring and ships that are under construction. Competition for these charters is based on price, ship availability, size, age, efficiency, propulsion and engine technology and condition, relationships with LNGC charterers and the LNG safety record, experience and reputation of the operator. Due to the nature of competition and the existence of long-term charters for some LNGCs, the LNG business provides operators with less volatile, more predictable revenue flows than some other sectors of the shipping industry. Ownership of the fleet has historically been split between independent shipping companies and major energy and utility companies. The prevailing trend over the last two decades has been a reduction in the share of the fleet owned by energy and utility companies as they continue to divest non-core businesses. At the start of 2000, 43% of all vessels in the LNG fleet were owned by independent owners (including publicly listed owners but excluding the major Japanese vessel owners (the “Japanese Majors”)) compared to 60% by October 2022. The major owners of LNGCs are shown in the chart below.
Figure 15. Top Owners of LNG Vessels in the Fleet and on Order as of September 2022.
The following chart sets forth the largest owners of LNGC vessels as of September 2022. The information on CoolCo in the chart below includes the four Acquisition Vessels and assumes the exercise of our option to acquire contracts for the two Newbuild Vessels and delivery of those vessels.
Figure 15. Number of LNGCs by owner type

Owners with 5 or fewer LNGCs
20%
139
Owners: 73
Independent Owners with 6-12 LNGCs
18%
133
Owners: 16
Japanese Majors
14%
98
Owners: 5
Energy or State Backed
19%
138
Owners: 10
Maran Gas Maritime
4%
31
Seapeak
4%
31
GasLog
4%
30
MISC
4%
29
BW LNG
4%
26
Knutsen OAS Shipping
3%
21
TMS Cardiff Gas
2%
16
CoolCo
2%
14
Dynagas Ltd
2%
13

Markets
LNG marine transportation has traditionally been categorized by time charters of long duration, with vessels often ordered against a long-term time charter (e.g., 30 years) to transport volumes from a specific liquefaction project. However, as the LNG market has matured, ordering of vessels against shorter-term term charters has become more common, while speculative ordering (not backed against a time charter) has also become commonplace, with approximately 20% of large LNGCs on order at the start of July 2022 uncommitted.
The LNGC one-year time charter rate (based on a 174,000 cbm vessel) was assessed at $94,600 per day at the start of 2020, falling to $63,000 per day at the start of 2021. However, on the back of firm demand since, the one-year rate was assessed at $230,000 per day in January 2023. This is significantly higher than the average for 2019-2021 of $97,069 per day. The spot market for LNGCs is typically more volatile than the time charter market and subject to seasonal volatility (see Figure 16.2, which highlights the growing levels of seasonality). Average spot earnings for a 174,000 cbm LNG tanker were assessed at $259,500 per day in December 2022, compared to $173,750 per day in December 2021 and $147,500 per day in December 2020.

Earnings can vary significantly for different vessel types, with more modern, efficient tonnage able to obtain higher charter rates. In the six months ended December 30, 2022, spot rates for a 145,000 cbm steam turbine unit averaged $102,417 per day, 51% below the DFDE vessel (46% on a per cbm basis). This was notably higher than the average 27% differential seen in 2021, due largely to higher oil and gas prices, with more efficient vessels able to command a higher premium when the cost of fueling the vessel is greater. Meanwhile, the spot rate for a 174,000 cbm two-stroke unit averaged $255,944 per day, 23% higher than the DFDE vessel (13% higher on a per cbm basis) in the six months ended December 30, 2022.
LNGC asset values have also increased in 2022. The newbuilding price for a 174,000 cbm two-stroke vessel stood at $248 million in December 2022, up from $214 million at the start of 2022 and $187 million at the start of 2021. Prices have been impacted by a combination of inflationary pressure, record levels of ordering and competition for yard space with other sectors, notably containerships (berth availability now typically starts from 2026-2027).
Table 2. Historical LNG Carrier Prices and Rates
	NB Price	5yo Price	1 Yr Timecharter		Spot Rates
	174k CBM	160k CBM	160k CBM	174k CBM	160k CBM	174k CBM
	$m	$m	$/day	$/day	$/day	$/day
2015	204	170	36,192		36,038
2016	197	163	31,104		33,528
2017	182	154	40,301		46,058
2018	182	158	77,396		88,692
2019	186	158	82,383	104,208	69,337	81,915
2020	186	145	56,250	68,183	59,269	71,173
2021	210	145	83,663	101,871	89,179	112,283
2022	248	200	134,212	172,096	131,517	167,548
5 year avg	196.13	157.13	86,866	111,639	87,605	108,249
10 year avg	196.85	160.85	70,132		72,946
Source: Clarksons Research, January 2023.
Note: 160k CBM vessel = DFDE. 174k CBM = 2-stroke.
5- and 10- year averages based on monthly observations, taken 60 and 120 months back from latest month available, or to the earliest month where 60 or 120 months of data are not available. The basis for the 10-year average for the 174k cbm NB price is Oct-14 to Dec-22. The basis for the 10-year average for the 160k cbm 5yo price is Sep-14 to Dec-22. The basis for the 5-year averages for the 174k cbm spot and TC rates is Jan-19 to Dec-22.

Figure 16. Historical LNG Carrier Rates
Figure 16.1 1 Year Time Charter Rates	Figure 16.2 Spot Rates

Source: Clarksons Research, January 2023.
Historically, liquidity in the secondhand LNGC market has been limited, though a notable uptick in secondhand sales activity has was in 2022. Across full year 2022, 40 LNGCs were reported to have been sold, following 15 sales in 2021. However, sales in 2022 include the sale of 10 approximately 25-year old steam turbine vessels from Japanese owners to Qatari interests as part of the expiration of a long-term time charter contract.
Environmental and Regulatory Issues
In recent years, there has been a growing range of environmental regulations introduced across the marine transportation industry (see Figure 17). These have included the introduction of a global cap on the sulfur content of fuel oil in 2020 (IMO 2020), which led to the fitting of exhaust scrubbers or the use of more expensive compliant fuel, and a requirement to utilize Ballast Water Treatment Systems (BWTS) systems. There is also a growing focus on the reduction of GHG emissions, with the shipping industry collectively producing an estimated 2.4% of all global CO2 emissions. Significant targets and policies for emissions reductions and vessel efficiency have been agreed upon by the IMO. Some of these have already been introduced for newbuildings, with an extension to existing vessels from 2023 through the “so-called” “EEXI”. Further action has been introduced, or is planned, by the EU and other stakeholders such as ship financiers (e.g., Poseidon Principles), charterers/operators (e.g., Sea Cargo Charter) and shipowners (e.g., the Getting to Zero Coalition). There are a range of trends and potential developments associated with this environmental agenda including a charter preference for fuel efficient and low emission tonnage, uncertainty over future propulsion, increasing requirements for fleet renewal in the medium to long term, potential focus on slower vessel speed to reduce emissions, the fitting of Energy Saving Technologies (ESTs) to meet new regulations to improve efficiency and pressures to remove older less efficient tonnage from the fleet through demolition. See “ – Business – Environmental and Other Regulations” for more details.

The table below sets forth historical and expected timing for implementation of important regulatory requirements affecting LNGCs.
Figure 17. Timeline for Regulatory Requirements for Reduction of Emissions from Shipping

C.	Organizational Structure
Cool Company Ltd. is the parent company for our subsidiaries. We have 17 (direct or indirect) subsidiaries. The following table sets out for the subsidiaries as of February 14, 2023 and their respective jurisdictions of formation.
Entity Name	Jurisdiction of Formation
Golar Hull M2022 Corp.	Marshall Islands
Golar LNG NB10 Corporation	Marshall Islands
Kool Ice Corporation*	Marshall Islands
Golar LNG NB11 Corporation	Marshall Islands
Golar Hull M2021 Corp.	Marshall Islands
Golar Hull M2047 Corp.	Marshall Islands
Golar Hull M2027 Corp.	Marshall Islands
Kool Frost Corporation**	Marshall Islands
The Cool Pool Limited	Marshall Islands
Cool Company Management d.o.o.	Croatia
Cool Company Management AS	Norway
Cool Company Management Ltd.	England and Wales
CoolCo Management Sdn. bhd.	Malaysia
Pernli Marine Ltd	Liberia
Persect Marine Ltd	Liberia
Felox Marine Ltd	Liberia
Respent Marine Ltd	Liberia
*	Golar Hull M2048 Corp. was renamed the Kool Ice Corporation on January 23, 2023.
**	Golar LNG NB12 Corporation was renamed the Kool Frost Corporation effective February 1, 2023.
D.	Property, Plants and Equipment
Other than our ships, we do not own any material property.
Facilities
Our registered office is located at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.
Our registered offices are located at 5th Floor, 7 Clarges Street, London, W1J 8AE, United Kingdom.
Our principal technical and operations offices are located at Kronprinsesse Märthas Plass 1, 0160 Oslo, Norway.

We also have an office located in Split, Croatia which handles crewing matters. The address is Cool Company Management d.o.o., Zrinsko-Frankopanska 64 21000 Split, Croatia.
The principal administrative offices of the Cool Pool are located at c/o IBC, 8th Floor, 2 Rue du Gabian, 98000 Monaco.
We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.
ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited combined carve-out financial statements as of December 31, 2021 and 2020 and for each of the years ended December 31, 2021 and 2020, and notes to our combined carve-out financial statements (the “Audited Financial Statements”) included elsewhere in this registration statement. The discussion and analysis below contains certain forward-looking statements about our business and operations that are subject to the risks, uncertainties and other factors described in the section entitled “Item 4. Key Information – D. Risk Factors,” beginning on page 2, and elsewhere in this registration statement. These risks, uncertainties and other factors could cause our actual results to differ materially from those expressed in, or implied by, the forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
A.	Operating Results
Overview
We are a growth-oriented owner, operator and manager of fuel-efficient LNG carriers providing critical supply chain support to the international energy industry. CoolCo was formed with the objective of providing customers across the globe with modern and flexible LNG transportation solutions, providing a lesser-emitting form of energy to help enable decarbonization efforts, economic growth, and improvements in quality of life. On January 26, 2022, Golar and CoolCo entered into the Vessel SPA under which CoolCo acquired the Original Vessels and The Cool Pool Limited from Golar, for a purchase price for each Vessel of $145 million, subject to working capital and debt adjustments, for each vessel. The Original Vessels operate under time charters of various durations with major energy, utility and commodity trader counterparties. On June 30, 2022, Golar and CoolCo entered into the ManCo SPA pursuant to which CoolCo acquired from Golar its LNGC and FSRU management organization, ManCo (comprised of four entities, Cool Company Management Ltd., Cool Company Management d.o.o., CoolCo Management Sdn bhd. and Cool Company Management AS, all of which were acquired on June 30, 2022), for a purchase price of $5.0 million, with working capital adjustments of approximately $1.6 million. The net aggregate amount of purchase consideration was $346.2 million (this was comprised of $127.9 million in the form of shares in the Company issued to Golar on each respective entity acquisition date pursuant to the Vessel SPA, $211.7 million net cash consideration resulting from acquisition-related refinancing and $6.6 million cash consideration paid pursuant to the ManCo SPA).
We purchased the Acquisition Vessels (on long-term charters) and we have an option to acquire the contracts to purchase the Newbuild Vessels, which vessels are currently not chartered, from subsidiaries of QPSL, the sole shareholder of EPS, our largest industry shareholder. Further, we intend to leverage our industry relationships to make accretive acquisitions of in-service LNGCs from third parties, and to selectively enter into newbuild arrangements.
Our integrated, in-house vessel management platform provides our charterers with high-quality, reliable and efficient commercial and technical management services. We are the commercial and technical manager of not only our fleet which includes the Vessels but also eight additional LNGCs and nine FSRUs owned by third parties. This was an established service provided by ManCo and we expect that existing and prospective charterers will continue to engage us for their chartering needs due to the effective and efficient nature of our integrated, in-house commercial and technical management platform.
We believe that LNG is crucial to energy security and will play an important role in the global transition to a lower-carbon future. The war in Ukraine and weaponization of gas supply by Russia clearly demonstrates the importance of LNG to energy security. Achieving the Paris Agreement’s decarbonization goals requires substantial growth in natural gas volumes both to replace coal and complement renewables. Even the most optimistic scenarios for renewables and new decarbonization technology will fail to achieve the Paris Agreement’s goals without substantial growth in natural gas volumes through 2040, including in the form of LNG. While more aggressive mandates to shift electricity generation away from fossil fuels to renewable energy sources are possible and any such mandates could impact us, we believe LNG will likely remain an enabler in such a shift. As a provider of flexible LNG transport solutions, we are well-positioned to support society’s transition to a lower-carbon energy future.
We manage our business through a single operating and reportable segment: LNG carriers. We currently focus on a balanced portfolio of short- and longer-term time charters for our Vessels (with staggered maturities), as we believe that their economic terms offer us a combination of return on our investment, rate stability and re-chartering flexibility. We will continue to evaluate the attractiveness of longer- and shorter-term chartering opportunities as the commercial characteristics of the LNGC industry evolve.
Recent Trends and Outlook
We believe that LNG demand is set to grow globally. We expect global aspirations for carbon neutrality to lead to increased demand for lower-carbon fuels such as LNG to enable an energy transition. Global LNG trade was estimated by the IEA’s Global Gas Review 2021 to have expanded by 6% in 2021, which represented a significant increase compared to the 1% growth rate measured in 2020. This surge has been supported by strong demand from Europe, contracted LNG sales to existing and emerging markets and the availability of LNG supply in North America. As economic development and urbanization spur the demand for electricity, LNG will be a critical solution for bridging the supply/demand imbalance in regions like Southeast Asia. Limitations on energy infrastructure, particularly in developing countries that need to move away from traditional sources of energy such as coal and oil, make LNG adoption difficult, but as a leader in transporting flexible LNG solutions, we believe that we are well positioned to address these limitations and support society’s transition to a lower-carbon energy future. Given the global appetite for cleaner energy, we expect these industry trends to continue, and we plan to capitalize on this growing global demand and create new markets for natural gas by providing a strong and safe LNG transportation model. For more information on the expected growth in LNG demand, see the section entitled “Item 4. Information on the Company – B. Business Overview – Industry – LNG Industry.”
Across the world, a combination of extreme weather events, COVID-19 related energy market distortions, the invasion of Ukraine by Russia, and a slower than expected transition to renewables has increased, in the short term, both the cost of energy and the risk of energy supply disruptions. For example, as a result of not procuring a sufficient level of LNG imports and lower than expected wind power availability, the United Kingdom has seen natural gas prices rise more than fivefold over 2022 according to Bloomberg. In Brazil, the federal government has sought to intervene in the power markets to minimize the effects of a historic drought on the country’s hydroelectric power supply and has indicated its support for efforts to increase LNG imports as a viable strategy for improving power generation availability. The current energy market volatility supports LNG as a reliable bridge to the sustainable growth of renewables in the world’s energy mix. We believe recent events underscore the value that LNG offers by providing energy supply stability for any government looking to implement a sustainable, reliable and cost-effective energy transition plan.
In part due to recent geopolitical events, we are seeing an increase in inquiries for our vessel services for medium to long-term time charters. This interest is mainly coming from countries that have historically been dependent on imports of Russian natural gas. Given the increased emphasis on security of supply, we believe LNG will be an attractive solution to these customers over the near to mid-term. Although these discussions are in early stages, we are optimistic that there could be increased opportunities to serve the European market. At this time, we do not believe any economic sanctions or other actions taken against Russia will negatively impact our current business and operations or the potential opportunities discussed above, and we will continue to monitor new developments in this area.
While we have the potential to benefit from increased LNG and natural gas opportunities related to the increased appetite for alternative energy sources globally, there are some headwinds in the current market environment. Starting in December 2021, demand for vessels to transport cargos from the Atlantic to the Pacific decreased and resulted in fewer opportunities to charter our available Vessels to third parties early in 2022. This reduced demand weighed on the spot market for LNGCs and affected our results (one of the nine vessels in the Cool Pool were on spot-linked contracts). Spot prices continue to be affected by shorter sailing distances to Europe resulting from increased European demand for the shipment of U.S. LNG (compared to traditional demand from Asia) and a mid-2022 outage at Freeport LNG, a large U.S. liquefaction facility. However, we saw an increase in 12-month term contract prices during 2022.
Basis of Preparation
Golar Shipping and Vessel Management (“GSVM”) is our Predecessor for accounting purposes. The combined carve-out financial statements of our Predecessor reflect the assets, liabilities and operating results of Cool Company Ltd., the eight subsidiaries that own or lease the eight vessels acquired from Golar pursuant to the Vessel SPA, seven lessor variable interest entities (“VIEs”) reflecting legacy sale and leaseback finance arrangements for seven of the vessels acquired from Golar, and two management companies and The Cool Pool Limited . See (i) notes 2.a, 4 and 5 of our Audited Financial Statements and (ii) “Item 4. Information on the Company – A. History and Development of the Company” for further details.
Components of Our Results of Operations
Operating Revenues
Operating revenues primarily refer to time and voyage charter revenues, which include fixed minimum lease payments under time charter agreements and vessel repositioning fees.
Amounts generated from time charter agreements, which we classify as operating leases, are recognized over the term of the agreement on a straight-line basis as services are provided. Variable lease payments are recognized as incurred. Lease payments include fixed payments (including unavoidable in-substance payments) and variable lease payments that are based on a rate or index. We do not recognize any amounts if we have not entered into a time charter agreement with a charterer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. For our operating leases, we have elected the practical expedient to combine service revenue and operating lease income given the fact that the timing and pattern of transfer of the components are the same. Initial direct costs considered directly related to the negotiation and consummation of the time charter agreement are deferred and recognized over the lease term as services are provided.
Repositioning fees (included in “Time and voyage charter revenues”) received in respect of time charter agreements are recognized at the end of the agreement when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the agreement which is not dependent upon the vessel redelivery location, the fee will be recognized evenly over the term of the charter.
The Original Vessels are operated in the Cool Pool. Operating revenues also include revenues from one vessel that we do not own that is employed in the Cool Pool. Specifically, for the Cool Pool, pool earnings (gross earnings of the pool less voyage costs and certain overhead costs of the Cool Pool) are aggregated and then allocated to the pool participants in accordance with the number of days each of their respective vessels are in the pool during the results sharing period. We present our gross share of income earned and costs incurred under the Cool Pool on the face of our statement of operations in the line items “Time and voyage charter revenues” and “Voyage, charter hire and commission expenses” respectively. For the Cool Pool net revenues and/or expenses generated by the other participants in the pooling arrangement, we analogize these to be either the cost of obtaining a contract or the benefit of operating within the Cool Pool, and present them within the line item “Voyage, charter hire and commission expenses, net.” See “ – How We Evaluate Our Operations – Time charter equivalent (or “TCE”) rate” for further details.
Management fees are generated from vessel management which includes commercial and technical vessel-related services and administrative services. Revenues for management services are recognized evenly over time as our services are rendered. We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. Our management contracts generally have an initial term of one year or less, with a short notice period thereafter to end the contract, ranging from 30 to 120 days. Contract assets arise when we render management services in advance of entitlement to payment from our customers.
Expenses
Vessel costs of our owned fleet consists of: (i) vessel operating expenses and (ii) voyage, charter hire and commissioning expenses, net. Under time charter agreements, voyage expenses are generally paid by our charterers. Voyage-related expenses, principally fuel, may also be incurred when positioning or repositioning a vessel before or after the period of the time charter agreement and during periods when the vessel is not employed or is off-hire (for example, while undergoing repairs) and are recognized as incurred.
Vessel operating expenses are recognized as incurred, including crewing, repairs and maintenance, insurance, stores, lubricant oils, consumables, logistics costs and communication expenses as well as the associated managerial cost of providing these items and services. Bunker consumption primarily represents fuel consumed during unemployment and while our Vessels are off-hire.
Depreciation and amortization
Our depreciation and amortization expense relates primarily to our Vessels. The cost of vessels and equipment less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining useful economic lives. We estimate the residual values of our Vessels based on a scrap value cost of steel and aluminum times the weight of the vessel noted in lightweight tons. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Refurbishment costs incurred during the period are capitalized as part of the vessels and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment.
Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally every five years. For vessels that are newly built or acquired, we have adopted the “built-in overhaul” method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated. When a vessel is disposed, any unamortized drydocking expenditure is charged against income in the period of disposal. GSVM useful lives applied are as follows:
Vessels	40 years
Drydocking expenditure	5 years
Office equipment and fittings	3 years
Administrative expenses
Administrative expenses include employee-related costs for personnel engaged in executive management, sales, accounting, treasury, regulatory compliance, legal, tax and human resources. Administrative expenses also include external legal and professional fees and expenses associated with the office facilities we provide for our personnel, information technology and other administrative expenses.
Administrative expenses have been allocated to GSVM by Golar using a weighted vessel count of Golar’s historical fleet, whereby LNGCs and FSRUs are assigned a lower weighting compared with FLNGs.
Other operating income
Other operating income primarily includes loss of hire insurance proceeds.
Interest income and interest expense
Interest income consists of demand and time deposits and highly liquid investments and prevailing interest rates. Interest income is recognized on an accrual basis.
Debt issuance costs directly related to the issuance of debt are amortized over the term and are recognized in interest expense using the effective interest method.
Other financial items
Loss on other financial items, net includes foreign exchange gains/losses and financing arrangements fees and other costs.
Net income attributable to non-controlling interests
Net income attributable to non-controlling interests includes net income/loss attributable to our lessor VIEs. We currently lease two of our twelve Vessels (the Golar Ice and the Golar Kelvin), but as of December 31, 2021, we leased seven vessels (Golar Glacier, Golar Kelvin, Golar Snow, Golar Ice, Golar Seal, Golar Crystal and Golar Bear) from lessor VIEs as part of sale and leaseback arrangements of which four were with ICBC Finance Leasing Co. Ltd (“ICBCL”) entities, one with a CCB Financial Leasing Corporation Limited (“CCBFL”) entity, one with a COSCO Shipping entity and one with an AVIC International Leasing Company Limited (“AVIC”) entity. Each of the ICBCL, CCBFL, COSCO Shipping and AVIC entities are special purpose vehicles (“Lessor SPVs”). In each of these transactions, we sold our Vessels and then subsequently leased back the Vessel on a bareboat charter for a term of seven to ten years. We currently have options to repurchase each of the Golar Ice and the Golar Kelvin at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each such Vessel at the end of its respective lease period.
While we do not hold any equity investments in the above Lessor SPVs, we have determined that we have a variable interest in these Lessor SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these lessor VIEs are included in our financial statements. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our financial statements at the time of each transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon aggregation of the Lessor SPV. The equity attributable to the respective lessor VIEs is included in non-controlling interests in our combined carve-out financial statements.
Factors Affecting Our Results of Operations
As a result of a number of factors, our historical results of operations may not be comparable from period to period or going forward. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.
Principal factors
We believe the principal factors that will affect our future results of operations include:
•	LNGC vessel hire rates and the size of the global LNGC fleet as well as the newbuild order book and delivery and scrapping rates;
•
the supply and demand for LNG shipping services, including the impact of greater competition in the LNG shipping market, and the number of vessels available in the short-term or spot LNGC charter market;

•	the number of LNGCs in our owned and managed fleets;
•	the acquisition of new vessels (and any financing thereof);
•	the timely delivery of our newbuilds under construction and any delays to the shipbuilding process;
•	the reliance on subcontractors and their progress in constructing newbuild vessels;
•	the timing and duration of drydocking and any delays thereof;
•	our ability to obtain acceptable financing in respect of our capital and financing and refinancing commitments and needs;
•
our ability to maintain good working relationships with our existing charterers and our customers whose fleets we manage and our ability to increase the number of our customers and charterers through the development of new working relationships;

•	the performance of our charterers and our customers whose fleets we manage;
•	our ability to employ our Vessels, and other vessels that we acquire, at economically attractive rates;
•	the effective and efficient technical and operational management of our Vessels and those of our customers whose fleets we manage;
•	our ability to maintain the recruitment and retention of appropriately qualified seafarers and shore staff;
•	our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers’ requirements; and
•
economic, regulatory, political and governmental conditions that affect the LNG market and LNG shipping industries, which include geopolitical factors such as the imposition of trade tariffs and changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply and demand.

In addition to the general factors discussed above, we believe certain specific factors have impacted, or will impact, our results of operations. These factors include:
•	the hire rate earned by our Vessels, including any of our Vessels that may trade in the short-term or spot market if we are unable to secure new time charter agreements;
•	unscheduled off-hire days;
•	the fees we receive for commercial and technical ship management services;
•	the level of our ship operating expenses, including the costs of crewing, insurance and maintenance;
•	our level of debt, the related interest expense and the timing of required payments of principal; and
•	the level of our administrative expenses, including salaries and costs of consultants.
Drydocking
We must periodically drydock our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our Vessels are scheduled to be drydocked commencing in 2023. See “ – Components of Our Results of Operations – Depreciation and Amortization” for further details. We expect our Vessels to be considered off-hire under our time charters during such drydocking periods.
Inflation and cost increases
Although recent inflationary pressures worldwide have had a moderate impact on operating expenses, drydocking expenses and overheads, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. LNG transportation is a business that requires crews with specialist skills and education that take some time to acquire. The increasing number of vessels in the global LNGC fleet is driving an increased demand for qualified crews, which has and will continue to put inflationary pressure on crew costs. Furthermore, continued prolonged periods of inflationary pressure on the LNG market and rapidly rising costs could adversely affect us.
Public company costs
We expect to incur incremental, non-recurring costs related to our transition to a publicly traded corporation listed in the United States, including the costs of this initial public offering. We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with compliance under the Exchange Act, annual and quarterly reporting to shareholders, national stock exchange fees, audit fees, legal fees, incremental director and officer liability insurance costs and director and officer compensation.
Impact of COVID-19
In March 2020, the World Health Organization declared COVID-19 a global pandemic. The COVID-19 outbreak has reached across the globe, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans intended to control the spread of the virus. While some of these measures have been relaxed in certain parts of the world, ongoing social distancing measures, and future prevention and mitigation measures, as well as the potential for some of these measures to be reinstituted in the event of repeat waves of the virus and any variants, are likely to have an adverse impact on global economic conditions and consumer confidence and spending, and could materially adversely affect the timing of demand, or users’ ability to pay, for our products and services.
We continue to monitor the evolving situation and guidance from international and domestic authorities, including national, state and local public health authorities, and there may be developments outside our control requiring us to adjust our operating plan. As such, given the unprecedented uncertainty around the duration and severity of the impact on market conditions and the business environment, we cannot reasonably estimate the full impact of the COVID-19 pandemic on our future operating results.
For additional information, see “Item 3. Key Information. – D. Risk Factors – Risks Related to Our Business – Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.” and other risk factors included in the “Risk Factors” section that describe risks to us attributable to the COVID-19 pandemic.

Debt covenants
Our loan agreements and sale and leaseback arrangements require us to maintain specific balance sheet levels and ratios, including minimum amounts of free liquid assets, working capital and value adjusted equity. If we fail to comply with applicable covenants, this could lead to an event of default which would enable the lenders thereunder to require immediate repayments of the relevant debt and could lead to cross-defaults enabling other lenders to require immediate repayment of debt. For additional details, see “– Liquidity and Capital Resources – Debt Facilities.”
Our Vessels’ net book value may be impaired
We continually monitor events and changes in circumstances that could indicate carrying amounts of our Vessels may not be recoverable. We perform an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, an impairment loss is recognized for the amount by which the carrying value exceeds its fair value. If the market value of our Vessels declines, we may be required to record an impairment charge in our financial statements, which could adversely affect our business, financial condition and results of operations.
Impact of seasonality
Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG for heating in the Northern Hemisphere increased in colder weather and declined in warmer weather. In general, the LNG vessel industry has become less dependent on the seasonal transport of LNG than it was 15 years ago. The advent of FSRUs has opened new markets and uses for LNG and has helped reduce the impact of seasonality. There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others and a pronounced higher seasonal demand during the winter months for heating in other markets. There is however a tendency for a weaker vessel market in the spring and fall.
How We Evaluate Our Operations
We manage our business through a single operating and reporting segment: LNG carriers. However, we use a variety of qualitative, operational and financial metrics to assess our performance and valuation. Among other measures, management considers each of the following in assessing our business:
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure and as used herein represents net income adjusted for income taxes, depreciation and amortization, interest income, interest expense and other financial items. Adjusted EBITDA is a financial measure used by management and investors as a supplemental measure of total financial performance. We believe that the exclusion of these items enables investors and other users of our financial information to assess our sequential and year over year performance and operating trends on a more comparable basis and is consistent with management’s own evaluation of business performance. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other measure of CoolCo’s financial performance calculated in accordance with U.S. GAAP.
The following table sets forth a reconciliation of Adjusted EBITDA to net income, the most comparable U.S. GAAP financial measure, for the years ended December 31, 2021 and 2020.
	Year Ended December 31,
(in thousands of $)	Predecessor 2021	Predecessor 2020
Net income	48,368	32,384
Income taxes	222	353
Depreciation and amortization	43,389	44,328
Interest income	(7)	(70)
Interest expense	18,087	26,953
Other financial items	380	895
Adjusted EBITDA	110,439	104,843

Time charter equivalent (or “TCE”) rate
Time Charter Equivalent (or “TCE”) rate is a measure of the average daily income performance of our Vessels. For time charters, this is calculated by dividing time and voyage charter revenues less any voyage, charter hire and commission expenses, net, by the number of operating days during a reporting period. Operating days are calculated on a vessel-by-vessel basis and represent the calendar days in a given period that a vessel is in our possession less off-hire days as a result of scheduled repairs, scheduled drydocking or special or intermediate surveys and scheduled lay-ups. Under a time charter, the charterer pays substantially all of the vessel related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.
TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We present average daily TCE rate, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with time and voyage charter revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our Vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.
The following table reconciles our time and voyage charter revenues, the most directly comparable U.S. GAAP financial measure, to average daily TCE rate.
	Nine Months Ended September 30,
(in thousands of $, except operating days less scheduled off-hire days and average daily TCE rate)	Successor	Predecessor	Non-U.S. GAAP Combined(1) 2022	Predecessor 2021
Time and voyage charter revenues	104,535	37,289	141,824	119,323
Less: Voyage, charter hire and commission expenses, net	(1,212)	(1,229)	(2,441)	(2,443)
Time and voyage charter revenues, net	103,323	36,060	139,383	116,880
Operating days less scheduled off-hire days	1,553	631	2,184	2,165
Average daily TCE rate (to closest $100)	66,500	57,100	63,800	54,000
(1)
The combined results are not in accordance with U.S. GAAP and consists of the aggregate of selected financial data of the Successor and Predecessor periods. No other adjustments have been made to the combined presentation.

	Year Ended December 31,
(in thousands of $, except operating days less scheduled off-hire days and average daily TCE rate)	Predecessor 2021	Predecessor 2020
Time and voyage charter revenues	161,958	164,740
Less: Voyage, charter hire and commission expenses, net	(709)	(11,228)
Time and voyage charter revenues, net	161,249	153,512
Operating days less scheduled off-hire days	2,901	2,928
Average daily TCE rate (to closest $100)	55,600	52,400
Condensed Consolidated and Combined Carve-Out Financial Statements
Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020
Our results of operations as reported in our unaudited condensed financial statements for the nine month period ended September 30, 2022 are split between the “Successor period” of CoolCo, commencing on January 27, 2022 reflecting the funds raised from the Private Placement and the phased acquisition of the legal entities acquired from Golar on the respective acquisition dates until September 30, 2022 and the “Predecessor period” reflecting the combined carve-out financial statements of GSVM which include historical operations and results of each of the legal entities CoolCo acquired from Golar until the day prior to their respective acquisition dates. The financial statements for the Successor period are prepared in accordance with U.S. GAAP while the Predecessor period is presented on a combined carve-out basis. Although U.S. GAAP requires us to report on our results split between the Successor period and the Predecessor period, separately, management views the Company’s operating results for the nine month period ended September 30, 2022 by combining the results of the applicable Predecessor and Successor periods because such presentation provides a meaningful comparison of our results to the prior period for the nine months ended September 30, 2021. We do not believe that reviewing the results of the periods in isolation would be useful in identifying trends in or reaching conclusions regarding our overall operating performance.
Management believes that the key performance metrics such as time and voyage charter revenues and vessel operating expenses for the Successor periods when combined with the Predecessor period provide more meaningful comparisons to other periods and are useful in identifying current business trends. Accordingly, the table below presents the results for the nine month period ended September 30, 2022, which is the aggregate of the reported Successor period phased from January 27, 2022 to September 30, 2022 and the Predecessor period phased from January 1, 2022 to June 30, 2022 compared with the results for the nine months period ended September 30, 2021. There are no other adjustments made in this combined presentation. These combined results are not considered to be prepared in accordance with U.S. GAAP and have not been prepared as pro forma results, per applicable regulations. The combined results may not be indicative of future results.
	Nine Months Ended September 30,
(in thousands of $, except average daily TCE rate)	Successor(1)	Predecessor(1)	Non-U.S. GAAP Combined(2) 2022	Predecessor 2021	Change	% Change
Time and voyage charter revenues	104,535	37,289	141,824	119,323	22,501	19%
Vessel and other management fee revenues	3,684	6,167	9,851	5,950	3,901	66%
Amortization of intangible assets and liabilities arising from charter agreements, net	14,504	—	14,504	—	14,504	100%
Total operating revenues	122,723	43,456	166,179	125,273	40,906	—

Vessel operating expenses	(24,781)	(7,706)	(32,487)	(36,021)	3,534	(10)%
Voyage, charter hire and commission expenses, net	(1,212)	(1,229)	(2,441)	(2,443)	2	—%
Administrative expenses	(6,262)	(5,422)	(11,684)	(12,810)	1,126	(9)%
Depreciation and amortization	(28,413)	(5,745)	(34,158)	(32,553)	(1,605)	5%
Other operating income	—	4,374	4,374	5,020	(646)	(13)%
Interest income	389	4	393	4	389	9725%
Interest expense	(15,172)	(4,725)	(19,897)	(16,799)	(3,098)	18%
Gains on derivative instruments	9,527	—	9,527	—	9,527	100%
Other financial items, net	(2,227)	622	(1,605)	(293)	(1,312)	448%
Income taxes	(141)	(385)	(526)	(158)	(368)	233%

Other Financial Data:
Total time and voyage charter revenues minus voyage, charterhire and commission expenses, net	103,323	36,060	139,383	116,880	22,503	19%
Operating days less scheduled off-hire days	1,553	631	2,184	2,165	19	1%
Average daily TCE rate(3) (to the closest $100)	66,500	57,100	63,800	54,000	9,800	18%
(1)
The commencement of operations and funding of CoolCo and its acquisition of the eight TFDE LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar was completed in phases. It commenced with the funding of CoolCo on January 27, 2022 and concluded with the acquisition of the LNG carrier and FSRU management organization on June 30, 2022, with vessel acquisitions taking place on different dates over that period. Results for the nine months that commenced January 1, 2022 and ended September 30, 2022 have therefore been split between (i) the period prior to the funding of CoolCo and various phased acquisitions (i.e., the “Predecessor” period) and (ii) the period subsequent to the various phased acquisitions of such vessels and management entities (i.e., the “Successor” period).

(2)
The combined results are not in accordance with U.S. GAAP and consists of the aggregate of selected financial data of the Successor and Predecessor periods. No other adjustments have been made to the combined presentation.

(3)
Average daily TCE rate is a non-U.S. GAAP financial measure and is calculated by taking the total time and voyage charter revenues minus voyage, charterhire and commission expenses, net divided by operating days during a reporting period. Operating days are calculated on a vessel-by-vessel basis and represent the calendar days in a given period that a vessel is in our possession less off-hire days as a result of scheduled repairs, scheduled dry docking or special or intermediate surveys and scheduled lay-ups. See “– How We Evaluate our Operations – Time charter equivalent (or “TCE“) rate”.

Time and voyage charter revenues: The combined time and voyage charter revenues increased by $22.5 million to $141.8 million for the nine month period ended September 30, 2022 compared to $119.3 million during the nine month period ended September 30, 2021, principally due to higher charterhire rates due to strong demand in the market and higher operating days less scheduled off-hire days.
Vessel and other management fee revenues: The combined vessel and other management fee revenues increased by $3.9 million to $9.9 million for the nine month period ended September 30, 2022 compared to $6.0 million during the nine month period ended September 30, 2021 due to the increase in vessel and other management fees billed to Golar and third parties.
Amortization of intangible assets and liabilities arising from charter agreements, net: Amortization of intangible assets and liabilities arising from charter agreements largely relates to favorable contract intangible assets and unfavorable contract liabilities which were recognized as part of the acquisition of the eight Vessels we acquired from Golar pursuant to the Vessel SPA. We remeasured the below/above market fair value of the existing underlying time charter party (TCP) contracts that we acquired across the fleet that were included in the pooling arrangement at the respective acquisition dates. The net amortization income for the nine month period ended September 30, 2022 amounted to $14.5 million ($23.8 million amortization income of contract liabilities net of $9.3 million amortization expense of contract intangible assets). No similar net amortization income was recognized during the nine month period ended September 30, 2021.
Vessel operating expenses: The combined vessel operating expenses decreased by $3.5 million to $32.5 million for the nine month period ended September 30, 2022, compared to $36.0 million for the nine month period ended September 30, 2021, primarily due to a decrease in operating costs as a result of $2.3 million hull and machinery insurance claim proceeds received in the nine month period ended September 30, 2021 related to Golar Ice.
Administrative expenses: The combined administrative expenses decreased by $1.1 million to $11.7 million for the nine month period ended September 30, 2022 compared to $12.8 million for the nine month period ended September 30, 2021, primarily due to reduction in corporate overheads and corporate cost allocations reflecting our management structure as compared to that of our Predecessor.
Other operating income: Other operating income mainly comprised loss of hire insurance receipts relating to Golar Ice of $4.4 million and $5.0 million for the nine month periods ended September 30, 2022 and 2021, respectively.
Interest expense: The combined interest expense increased by $3.1 million to $19.9 million for the nine month period ended September 30, 2022, compared to $16.8 million for the nine month period ended September 30, 2021, primarily due to an increase in interest expense as a result of our entry into the $570 million senior secured sustainability bank facility during the nine month period ended September 30, 2022 (which repaid financing of six of the Original Vessels) and an increase of interest expense on loan facilities of our lessor VIEs, inclusive of amortization of debt related transactions costs and guarantee fees.
Gains on derivative instruments: Gains on derivative instruments represents mark-to-market income on interest rate swaps, entered during the Successor period, due to increase in long-term swap rates that resulted in a gain of $9.5 million for the nine month period ended September 30, 2022. No similar gains were recognized during the nine month period ended September 30, 2021.
Other financial items, net: The combined other financial items, net, reflects a net loss of $1.6 million mainly due to increased financing arrangement fees and other costs for the nine month period ended year ended September 30, 2022 compared to a loss of $0.3 million for the nine month period ended September 30, 2021.

Average daily TCE rate: The combined average daily TCE rate of $63,800 for the nine month period ended September 30, 2022, is 18% higher than such rate for the nine month period ended September 30, 2021. This increase is in-line with the increase in time and voyage charter revenues due to higher charter hire rates and higher operating days less scheduled off-hire days.
Combined Carve-Out Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
The following table presents details of our operating results for each of the years ended December 31, 2021 and 2020.
(in thousands of $, except operating days less scheduled off-hire days and average daily TCE rate)	Predecessor 2021	Predecessor 2020	Change	% Change
Time and voyage charter revenues	161,958	164,740	(2,782)	(2)%
Vessel and other management fee revenues	9,961	7,820	2,141	27%
Total operating revenues	171,919	172,560	(641)	—

Vessel operating expenses	(48,048)	(45,314)	(2,734)	6%
Voyage, charter hire and commission expenses, net	(709)	(11,228)	10,519	(94)%
Administrative expenses	(17,743)	(14,437)	(3,306)	23%
Depreciation and amortization	(43,389)	(44,328)	939	(2)%
Other operating income	5,020	3,262	1,758	54%
Interest income	7	70	(63)	(90)%
Interest expense	(18,087)	(26,953)	8,866	(33)%
Other financial items	(380)	(895)	515	(58)%
Income taxes	(222)	(353)	131	(37)%
Net Income	48,368	32,384	15,984	49%

Other Financial Data:
Adjusted EBITDA(1)	110,439	104,843	5,596	5%
Total time and voyage charter revenues minus voyage, charter hire and commission expenses, net	161,249	153,512	7,737	5%
Operating days less scheduled off-hire days	2,901	2,928	(27)	(1)%
Average daily TCE rate(2) (to the closest $100)	55,600	52,400	3,200	6%
(1)	Adjusted EBITDA is a non-GAAP financial measure. Please see “– How We Evaluate Our Operations – Adjusted EBITDA”.
(2)	Average daily TCE rate is a non-GAAP financial measure. Please see “– How We Evaluate Our Operations – Time charter equivalent (or “TCE”) rate”.
Time and voyage charter revenues: Time and voyage charter revenues decreased by $2.8 million to $162.0 million for the year ended December 31, 2021 compared to $164.7 million in the year ended December 31, 2020. This was principally due to:
•
a $12.6 million decrease in revenue from the Original Vessels (apart from the Golar Ice) for the year ended December 31, 2021 compared to the year ended December 31, 2020, due to lower charterhire rates for our Original Vessels;

•
a partial offset by a $10.9 million increase in revenue from the Golar Ice due to: (i) 16 fewer off-hire days of 53 days in the year ended December 31, 2021 compared to 69 days in the year ended December 31, 2020 following her engine breakdown; and (ii) higher daily charter hire rates in the year ended December 31, 2021, compared to the year ended December 31, 2020.

Vessel and other management fee revenues: Vessel and other management fee revenues increased by $2.1 million to $9.9 million for the year ended December 31, 2021 compared to $7.8 million in the year ended December 31, 2020 due to the increase in vessel and other management fees billed to Golar and third parties.
Voyage, charterhire and commission expenses, net: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs.

While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. For the Cool Pool profit/expenses share, we analogize these to be either benefits of operating within or the cost of obtaining a contract in the Cool Pool, which is presented within the line item “Voyage, charter hire and commission expenses, net.” The $10.5 million decrease in voyage, charterhire and commission expenses to $0.7 million for the year ended December 31, 2021 compared to $11.2 million in the year ended December 31, 2020, was principally due to:
•	a net profit share of $6.0 million recognized for the year ended December 31, 2021 compared to a net expense share of $3.5 million in the year ended December 31, 2020, from the pooling arrangement;
•	a $1.3 million reduction in voyage expenses relating to the chartering of an external vessel; and
•	partially offset by a $1.1 million increase in bunker consumption while the Golar Ice was off-hire following the replacement of her engine in the yard in the year ended December 31, 2021.
Vessel operating expenses: Vessel operating expenses increased by $2.7 million to $48.0 million for the year ended December 31, 2021, compared to $45.3 million in the year ended December 31, 2020, primarily due to:
•
a $1.8 million increase in operating costs of the Golar Ice due to the purchase of a replacement engine in the year ended December 31, 2021. There was no comparable cost in the year ended December 31, 2020; and

•	a $1.2 million increase in management fees recharged by Golar in the year ended December 31, 2021.
Administrative expenses: Administrative expenses increased by $3.3 million to $17.7 million for the year ended December 31, 2021 compared to $14.4 million in the year ended December 31, 2020, primarily due to:
•	a $2.1 million increase in salary costs in the management companies in the year ended December 31, 2021 compared to the year ended December 31, 2020; and
•
a $1.7 million increase in corporate cost allocation. Administrative expenses were carved out from Golar’s administrative expenses and were allocated to us based on a weighted size of our vessel fleet in proportion to Golar’s entire fleet.

Other operating income: Other operating income mainly comprised of the Golar Ice’s loss of hire insurance receipts of $5.0 million and $2.7 million for the years ended December 31, 2021 and 2020, respectively.
Interest expense: Interest expense decreased by $8.9 million to $18.1 million for the year ended December 31, 2021, compared to $27.0 million for the year ended December 31, 2020, primarily due to decrease in interest expense arising on the loan facilities of our lessor VIEs.
Net Income: Net income was $48.3 million for the year ended December 31, 2021, an increase of $15.98 million, or 49%, as compared to $32.3 million for the year ended December 31, 2020. Net income was higher due to the factors discussed above.
Adjusted EBITDA: Adjusted EBITDA increased to $110 million for the year ended December 31, 2021 compared to $104 million for the year ended December 31, 2020, primarily due to the improved TCE rate for 2021.
Average daily TCE rate: Average daily TCE rate of $55,600 for the year ended December 31, 2021, is 5% higher than for the year ended December 31, 2020. The increase in the average daily TCE rate was mainly due to a net profit share from the Cool Pool for the year ended December 31, 2021 (due to higher charter rates and utilization for the Golar Ice, which offset lower charter rates for the other Original Vessels), compared to a net expense share in the year ended December 31, 2020.
B.	Liquidity and Capital Resources
We operate in a capital-intensive industry. Our liquidity requirements relate to servicing our debt, funding vessel acquisitions, funding working capital, and maintaining cash reserves to satisfy certain of our borrowing covenants and to offset fluctuations in operating cash flows. We expect to finance the purchase of vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations, private placements and public and private equity capital raising transactions.

Our short-term liquidity requirements are primarily for the servicing of debt, working capital, vessel acquisitions, and shipyard payments for newbuildings in each case due or otherwise expected to be paid within the next 12 months. We may require additional working capital for the continued operation of our Vessels, which is dependent upon Vessel employment and fuel costs incurred during idle time. For a description of our contractual obligations, see “– Contractual Obligations.”
For the next 12 months, our Board and management will be focusing on a number of business initiatives and strategies to improve cash flow from operations and operating efficiency. In the short term, we expect our cash requirements will arise from our operating expenses and other expenses related to the acquisition of the Acquisition Vessels and the potential acquisition of the Newbuild Vessels. In the long-term, we expect that our cash requirements will arise from our potential acquisitions of in-service LNGCs from third parties, and to our potential entry into additional newbuild arrangements as well as from the acquisition of the Newbuild Vessels pursuant to the applicable newbuild contracts. We believe that our working capital is sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to the LNG shipping industry, our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments and debt service requirements.
As of September 30, 2022, we had cash and cash equivalents of $94.8 million, and $3.9 million of restricted cash and short-term deposits. Restricted cash and short-term deposits mainly consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments and cash belonging to lessor VIEs that we are required to consolidate under U.S. GAAP based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, reducing any credit exposure. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Norwegian Kroners and Euros.
Cash Flow Statement Highlights
The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:
Nine Months ended September 30, 2022 and 2021
	Nine Months ended September 30,
(in thousands of $)	Successor(1)	Predecessor(1)	Non-U.S. GAAP Combined(2) 2022	Predecessor 2021
Net cash provided by operating activities	71,699	27,101	98,800	75,982
Net cash (used in) / provided by investing activities	(218,276)	—	(218,276)	44
Net cash provided by / (used in) financing activities	194,399	(54,111)	140,288	(65,802)
Net increase (decrease) in cash, cash equivalents and restricted cash	47,822	(27,010)	20,812	10,224
Cash, cash equivalents and restricted cash at beginning of year	50,892	77,902	77,902	57,945
Cash, cash equivalents and restricted cash at end of year	98,714	50,892	98,714	50,892
(1)	Refer to footnote below financial and operating results table for basis of presentation of the Successor and Predecessor periods.
(2)
The combined results are not in accordance with U.S. GAAP and consists of the aggregate of selected financial data of the Successor and Predecessor periods. No other adjustments have been made to the combined presentation.

Net cash provided by operating activities
The combined net cash provided by operating activities increased by $22.8 million to $98.8 million for the nine month period ended September 30, 2022 compared to $76.0 million for the nine month period ended September 30, 2021. The increase was primarily due to:
•
higher revenue contribution recognized from our participation in the Cool Pool due to higher utilization and charter rates from our vessels for the nine month period ended September 30, 2022, compared to the same period in 2021; and

•	the improvement in the general timing of working capital for the nine month period ended September 30, 2022, compared to the same period in 2021.
Net cash used in investing activities
The combined net cash used in investing activities of $218.3 million for the nine month period ended September 30, 2022 related to cash consideration paid for the acquisition of vessels and management entities pursuant to the Vessel SPA and ManCo SPA.
Net cash used in financing activities
The combined net cash used in financing activities for the nine month period ended September 30, 2022 principally consists of debt refinancing, scheduled debt repayments, contributions from or repayments of owner’s equity and net proceeds from equity raise. Net cash from financing activities of $140.3 million during the nine month period ended September 30, 2022 is comprised of:
•	$570.0 million proceeds from the senior secured sustainability term loan facility, which refinanced six of the eight vessels acquired from Golar;
•	$269.5 million net proceeds from equity raise as part of the Private Placement completed during the Successor period.
This was partially offset by:
•	$556.3 million debt repayments, which includes $498.8 million repayments made by our lessor VIE‘s to terminate five out of the seven sale and leaseback facilities during the Predecessor period; and
•	$136.4 million repayments of Parent’s funding during the Predecessor period
Net cash used in financing activities of $65.8 million during the nine month period ended September 30, 2021 comprised of $126.7 million scheduled debt repayments, which includes repayments made by our lessor VIE’s. This was partially offset by $51.3 million of contributions from Parent’s funding and $10.1 million of borrowings made by our lessor VIE’s during the period.
Years ended December 31, 2021 and 2020
	Year ended December 31,
(in thousands of $)	Predecessor 2021	Predecessor 2020
Net cash provided by operating activities	110,378	85,057
Net cash used in investing activities	(41)	(51)
Net cash used in financing activities	(90,380)	(85,996)
Net increase (decrease) in cash, cash equivalents and restricted cash	19,957	(990)
Cash, cash equivalents and restricted cash at beginning of year	57,945	58,935
Cash, cash equivalents and restricted cash at end of year	77,902	57,945
Net cash provided by operating activities
Net cash provided by operating activities increased by $25.3 million to $110.4 million for the year ended December 31, 2021 compared to $85.1 million for the year ended December 31, 2020. The increase was primarily due to:
•
higher contribution recognized from our participation in the Cool Pool due to higher utilization and charter rates from the vessels in the pool collectively for the year ended December 31, 2021, compared to the year ended December 31, 2020; and

•	the improvement in the general timing of working capital for the year ended December 31, 2021, compared to the same period in 2020.
Net cash used in investing activities
Net cash used in investing activities for the years ended December 31, 2021 and 2020 pertained to additions to office equipment and fittings.

Net cash used in financing activities
Net cash used in financing activities is principally comprised of debt refinancing, debt repayments and contributions from or repayments of equity. Net cash used in financing activities of $90.4 million in the year ended December 31, 2021 is comprised of:
•
$156.4 million of scheduled debt repayments, which includes repayments made by our lessor VIEs (see note 5 “Variable Interest Entities” of our Audited Financial Statements included elsewhere herein); and

•	$0.5 million of financing costs paid.
This was partially offset by:
•	$10.4 million of proceeds in borrowings made by our lessor VIEs (see note 5 “Variable Interest Entities” of our Audited Financial Statements included elsewhere herein); and
•	$56.1 million in contributions from equity.
Net cash used in financing activities of $86.0 million in the year ended December 31, 2020 is comprised of:
•	$173.7 million of scheduled debt repayments, which includes repayments made by our lessor VIEs (see note 5 “Variable Interest Entities” of our Audited Financial Statements included elsewhere herein);
•	$15.3 million in repayments of equity; and
•	$1.8 million of financing costs paid.
This was partially offset by $104.8 million of proceeds in borrowings made by our lessor VIEs (see note 5 “Variable Interest Entities” of our Audited Financial Statements included elsewhere herein).
Debt Facilities
Our debt facilities as of December 31, 2021 as reflected in our combined carve-out financial statements represent debt facilities of Golar. In connection with the acquisition of the Original Vessels from Golar we assumed the debt facilities relating to the sale and leaseback arrangements but not the Golar credit facility described below. Following the acquisition of the Original Vessels we refinanced six of the eight Vessel sale and leaseback arrangements with a sustainable-linked bank financing as described below.
Relevant Golar Facilities
$1.125 Billion Facility
In July 2013, Golar entered into $1.125 billion facility, divided into three tranches, which bears interest at LIBOR plus a margin. As of December 31, 2021, the remaining balance in the facility only relates to the Kool Frost, amounting to $54.7 million with a cash collateral of $0.6 million.
CoolCo Facilities
Sustainable-Linked Bank Financing
On January 26, 2022, we entered into the Vessel SPA with Golar pursuant to which we acquired our Original Vessels and The Cool Pool Limited, a commercial management company, from Golar. In connection with the acquisition of our Original Vessels, we entered into a credit-approved senior sustainability term loan facility of $570 million (with a maturity date of March 2027 and an initial interest rate of SOFR plus 275 basis points) with a syndicate of banks, which refinanced six of our eight Original Vessels. From January 1, 2023, the margin will decrease to 270 basis points if specified sustainability performance targets with respect to vessel efficiency ratios are met, or increase to 280 basis points if such targets are not met. Such targets reduce each year from 2022 to 2026. Following completion of the acquisition of all of the Original Vessels on April 5, 2022, the existing sale and leaseback loans, except for the sale and leaseback arrangements secured by the Golar Ice and Golar Kelvin which were assumed by us, were refinanced. Following completion of the transactions contemplated under the Vessel SPA, Golar continued to be the guarantor to the Golar Ice and Golar Kelvin sale and leaseback arrangements, and we pay Golar an annual guarantee fee of 0.5% calculated on the outstanding principal amount under the sale and leaseback arrangements, which guarantees are to remain in place until the earlier of the repayment of the vessel debt or release by the lessors.

The sustainable-linked bank financing contains various financial covenants, including, among others, obligations on us, as the borrower, to maintain: (i) free liquid assets (as defined in the credit facility) not less than the higher of $25 million and 6% of total indebtedness, (ii) working capital ratio (as defined in the credit facility) of at least 1.0, (iii) value adjusted equity (as defined in the credit facility) of at least $250 million, (iv) value adjusted equity ratio (as defined in the credit facility) of at least 30%, and (v) that the value of the security provided over the assets equals or exceeds the Minimum Value (as defined in the credit facility). Further, dividend payments are subject to compliance with such financial covenants and no existing events of default. The financing also contains events of default which include non-payment, cross default, breach of financial covenants, insolvency and environmental incidents or other events or circumstances which have or are likely to have a material adverse effect on our business.
As of September 30, 2022, $550.3 million was outstanding under this facility. As of September 30, 2022 we were in compliance with the financial covenants and obligations under the sustainable-linked bank financing. We expect to remain in compliance with our obligations under the sustainable-linked bank financing in 2022. We expect to satisfy our obligations under the sustainable-linked bank financing with cash flow from operations when due.
Sale and Leaseback Arrangements
Pursuant to the Vessel SPA, we acquired certain wholly-owned SPVs which had entered into sale and leaseback arrangements with ICBCL entities, referred to as the “Owners”. The particulars of the sale and leaseback arrangements for the Golar Ice and Golar Kelvin are summarized below. We refinanced the sale and leaseback arrangements for the other vessels we acquired with our sustainable-linked bank financing.
Vessel	Effective from	Lessor	Sales value (in $ millions)	Lease duration	First repurchase option (in $ millions)	Date of first repurchase option	Net repurchase obligation at the end of lease term (in $ millions)	End of lease term
Golar Ice	February 2015	ICBCL	204.0	10 years	173.8	February 2020	71.0	January 2025
Golar Kelvin	January 2015	ICBCL	204.0	10 years	173.8	January 2020	71.0	January 2025
Under the terms of these sale and leaseback arrangements, our wholly-owned SPVs leased Golar Ice and Golar Kelvin on bareboat charters for a term of ten years from the Owners for a fixed bareboat rate of $54,000 per day per vessel. As part of the original sale transaction, the Owners obtained financing secured by ship mortgages over Golar Ice and Golar Kelvin, but the SPVs are not party to these lending agreements. However, under the terms of the respective bareboat charters, the SPVs undertook to provide information and documents required by the Owners under the lending agreements. The SPVs also agreed to acknowledge the lending agreements in writing in any form that the lender may require.
The bareboat charters entered into with the Owners include terms such as:
•	trading restrictions limiting the use of the chartered vessel to the transportation of LNG;
•	the right to replace the commercial or technical manager of the vessel with the Owners’ prior consent and the Owner’s right to request the replacement of the technical or commercial manager;
•	the requirement to keep the vessels insured during the charter period;
•	the obligation to effect repairs and settle any costs associated with repair of the vessels that are not settled under the insurance agreements;
•	restrictions on the SPVs using the vessels as a lien, though the Owners have a lien against all cargoes, sub-hires and sub-freights which belong to the SPVs;
•	restrictions on assignment of the bareboat charter; and
•	termination events, such as non-payment, a breach of obligations under the charter that remains unremedied after the expiry of a 30 business day notice from the Owner, a failure to pay or an acceleration of the maturity of any financial indebtedness that exceeds $10,000,000 (in whichever currency) when it falls due, any insolvency of the SPV or Golar (as the guarantor) and the failure by Golar (as the guarantor) to remain listed on Nasdaq or any other internationally recognized exchange.
Revolving Credit Facility
In connection with the execution of the Vessel SPA on January 26, 2022, we entered into a revolving credit facility with Golar, for up to $25 million (with a maturity date of January 2024, a fixed interest rate of 5% and a commitment fee of 50 basis points on the undrawn amount) upon closing of the transactions under the Vessel SPA (the “Golar RCF”).
The Golar RCF contains events of default which include non-payment, insolvency, misleading or incorrect material information given by us to the lender and destruction, abandonment, seizure, appropriation or forfeiture of a substantial part of our business or assets. Golar’s obligation to effect a drawdown is subject to several conditions precedent, which include (i) approval from our Board of an initial drawdown, (ii) that fundamental representations and warranties given by us are true and correct on the dates of the drawdown request and drawdown itself and (iii) that no events of default have occurred on the dates of the drawdown request and on the drawdown date.
We have not drawn down any amounts under the Golar RCF.
Acquisition Vessels and Newbuild Vessels Debt Financing
On November 3, 2022, we entered into a Master Sale Agreement with Quantum Crude Tankers Ltd for the purchase of the Acquisition Vessels (the “MSA”). In connection with the purchase of the Acquisition Vessels we (through our subsidiaries) assumed debt under an agreement for a loan facility of $520 million with a syndicate of banks (with initial interest based on a defined margin and reference rate for the respective interest period). Pursuant to the facility agreement, we also entered into a guarantee and indemnity agreement in favor of the syndicate of lenders.
Both the facility agreement and the guarantee and indemnity contain various covenants, which impose various obligations on us as the borrower. The facility agreement incorporates by reference the financial covenants set out in the guarantee and indemnity and includes covenants such as the following: (i) net debt to total assets ratio of CoolCo and its subsidiaries may not exceed 0.7:1, (ii) total equity annual balance sheet must be at least $200 million; and (iii) minimum level of net liquid assets maintained by CoolCo and its subsidiaries may not fall below the aggregate of (a) six (6) months’ scheduled principal (excluding balloon payments) and interest (or its equivalent) on the outstanding funded debt; and (b) $200,000 in respect of each vessel owned by CoolCo and its subsidiaries. The facility agreement also restricts our ability to pay dividends or make any distributions to shareholders while an event of default is ongoing; events of default include non-payment, cross default and insolvency, among others.
As of February 14, 2023, we were in compliance with the financial covenants and obligations under the facility agreement and the guarantee and indemnity pursuant to the Acquisition Vessel purchase financing, and we expect to remain in compliance with our obligations and expect to satisfy our obligations with cash flow from operations when due.
Off Balance Sheet Arrangements
We had no off-balance sheet arrangements during the years ended December 31, 2021 and 2020.
Contractual Obligations
Lessor VIEs
Currently two loans relate to lessor VIEs that we consolidate as VIEs. Although we have no control over the funding arrangements of these entities, we consider ourselves the primary beneficiary of these VIEs and we are therefore required to consolidate these loan facilities into our financial statements. The VIE is classified as “short-term debt,” but it is not required to be repaid as long as the corresponding bareboat charter agreements with the VIEs are in place.

Contractual Obligations
The following table sets forth our contractual obligations for the periods indicated as at September 30, 2022:
	Successor
(in millions of $)	Total Obligation	Remainder of 2022	Due in 2023 - 2024	Due in 2025-2026	Due Thereafter
CoolCo short-term and long-term debt	550.3	9.8	79.0	79.0	382.5
VIE short-term and long-term debt	113.0	113.0	—	—	—
Interest commitments on long-term debt	130.9	8.6	65.5	52.8	4.0
Operating lease obligations	0.7	0.3	0.4	—	—
Total	794.9	131.7	144.9	131.8	386.5
Implications of Being an Emerging Growth Company
As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an EGC as defined in the JOBS Act. For so long as we remain an EGC, we are permitted, and have elected, to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:
•
being permitted to provide only two years of audited financial statements in this registration statement, in addition to any required unaudited interim financial statements, with correspondingly reduced “Item 5. Operating and Financial Review and Prospects” disclosure;

•
not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act, for up to five years or until we no longer qualify as an emerging growth company; and

•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these provisions for up to five years following completion of this offering or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some of the available exemptions. We have taken advantage of some reduced reporting burdens in this registration statement. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you may hold stock.
The JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of accounting standards until those standards would otherwise apply to private companies. We have chosen to opt-out of this extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption is required.
Upon the consummation of this offering, we will report under the Exchange Act as a non-U.S. company with “foreign private issuer” status. As a foreign private issuer, we may take advantage of certain provisions under the NYSE rules that allow us to follow Bermuda law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will not be subject to certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their ownership of common shares and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, as a foreign private issuer and an emerging growth company, we are permitted to provide less detailed disclosure regarding executive compensation. Thus, for so long as we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to not be subject to more stringent executive compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.
C.	Research and Development, Patents and Licenses, etc.
Not applicable.
D.	Trend Information
See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Recent Trends and Outlook.”
E.	Critical Accounting Estimates
The preparation of our Audited Financial Statements, included elsewhere in this registration statement, which have been prepared in accordance with U.S. GAAP and the basis of preparation described in note 2.a therein, requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective reporting date, and the reported amounts of revenues and expenses during the respective reporting periods. For additional information about our accounting policies and estimates, see note 2 to our Audited Financial Statements included elsewhere herein. The following is a discussion of the accounting policies applied by us that we consider to involve a higher degree of judgment.
Revenue and related expense recognition
Revenue includes fixed minimum lease payments under time charter agreements and vessel repositioning fees. Amounts generated from time charter agreements, which we classify as operating leases, are recognized over the term of the agreement on a straight-line basis as services is provided. We do not recognize any amounts if we have not entered into a time charter agreement with a charterer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.
Repositioning fees (which are included in Time and voyage charter revenues) received in respect of time charter agreements are recognized at the end of the agreement when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the agreement which is not dependent upon the vessel redelivery location, the fee will be recognized evenly over the term of the charter.
Revenues generated from management fees are recorded ratably over the term of the contract as services are provided.
Vessels and impairment
Description: We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. In assessing the recoverability of our Vessels’ carrying amounts, we make assumptions regarding estimated future cash flows and estimates in respect of residual scrap value. We perform an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. As of December 31, 2021, the carrying value of all of our Original Vessels (see note 12 to our Audited Financial Statements included elsewhere herein) was higher than their estimated market values (based on third party average ship broker valuations). As a result, we concluded that an impairment trigger existed and performed a recoverability assessment for all of our Vessels. However, no impairment loss was recognized as, for each of these Original Vessels, the projected undiscounted net cash flows were significantly higher than the carrying value.

Judgments and estimates: The cash flows on which our assessment of recoverability is based is highly dependent upon our forecasts, which are highly subjective and, although we believe the underlying assumptions supporting this assessment are reasonable and appropriate at the time they were made, it is therefore reasonably possible that a further decline in the economic environment could adversely impact our business prospects in the next year. This could represent a triggering event for a further impairment assessment.
Accordingly, the principal assumptions we have used in our recoverability assessment (i.e., projected undiscounted net cash flows basis) included, among others, charter rates, vessel operating expenses, drydocking requirements and residual value. These assumptions are based on historical trends but adjusted for future expectations. Specifically, forecasted charter rates are based on information regarding current spot market charter rate (based on a third party information), option renewal rate with the existing counterparty or existing long-term charter rate, in addition to industry analyst and broker reports. Estimated outflows for operating expenses and drydockings are based on historical costs.
Effect if actual results differ from assumptions: Although we believe the underlying assumptions supporting our impairment assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, we may be required to perform step two of the impairment analysis that could expose us to material impairment charges in the future. Our estimates of vessel market values may not be indicative of the current or future market value of our Vessels or prices that we could achieve if we were to sell them and a material loss might be recognized upon the sale of our Vessels.
Vessel market values
Description: Under “Vessels and impairment”, we discuss our policy for assessing impairment of the carrying values of our Vessels. During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the market value of certain of our Vessels could decline below those vessels’ carrying value, even though we would not recognize an impairment for those vessels due to our assumption that projected undiscounted net cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.
Judgments and estimates: Our estimates of market value assume that our Vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates for our LNGCs are based on approximate vessel market values that have been received from third party ship brokers, which are commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, such that our estimates may not be indicative of the current or future market value of our Vessels or prices that we could achieve if we were to sell. In addition, the determination of estimated market values may involve considerable judgment given the illiquidity of the second hand market for these types of vessels.
Effect if actual results differ from assumptions: As of December 31, 2021, while we intend to hold and operate our Vessels, were we to hold them for sale, we have determined that the carrying value of our Original Vessels exceeded their aggregate market value. However, as discussed above, for each of these Original Vessels, the carrying value was less than its projected undiscounted net cash flows, consequently, no impairment loss was recognized.
Recent Accounting Pronouncements
See discussion of significant recent accounting pronouncements in note 3 to our Audited Financial Statements, included elsewhere herein.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this registration statement.
Name	Age	Position
Richard Tyrrell	49	Chief Executive Officer
Johannes P. Boots	60	Chief Financial Officer
Cyril Ducau	44	Chairman of the Board
Peter Anker	65	Director
Antoine Bonnier	39	Director
Neil Glass	61	Director
Mi Hong Yoon	52	Director
The business address of the directors and officers is S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda.
The following is a brief biography of each of our executive officers and directors:
Biographies of Executive Officers
Richard Tyrrell – Chief Executive Officer
Richard Tyrrell has served as our Chief Executive Officer since July 2022. He has over 25 years of energy experience, of which eight are directly relevant to LNG, having served as the Chief Executive Officer and Chief Financial Officer of Höegh LNG Partners LP from its IPO in 2014 to September 2018. From September 2018 until June 2022, Mr. Tyrrell served as the Chief Development Officer of Höegh LNG AS. Mr. Tyrrell has relationships across the LNG value chain and a strong track-record of securing new business. Companies under his leadership have raised over $500 million in equity capital in the U.S. and delivered projects globally. Prior to joining the Höegh LNG group, Mr. Tyrrell served as a Managing Director in the energy team of Perella Weinberg Partners, a global, independent advisory and asset management firm, from June 2009 until January 2014. From 2003 to February 2009, Mr. Tyrrell worked for Morgan Stanley in various investment and banking roles. From 1994 to 2000, Mr. Tyrrell was an engineer at Schlumberger Limited. Mr. Tyrrell has a Master of Business Administration from Harvard Business School and an undergraduate degree in Mechanical Engineering from the Imperial College of Science, Technology and Medicine.
Johannes P. Boots – Chief Financial Officer
Johannes Boots has served as our Chief Financial Officer since April 2022. He has over 30 years of senior-level financial management and capital raising experience within the energy industry across the United States and Europe. During his career, Mr. Boots mainly worked for U.S. public corporations in the energy industry subsectors of offshore drilling, offshore construction and pipelaying, drilling fluids, and shipping and transportation. From 2019 to 2022, Mr. Boots provided strategic and financial advice to growth companies as an independent consultant. Until 2019, Mr. Boots was the Senior Vice President and Chief Financial Officer of Pacific Drilling S.A. and joined that company in 2010 as Vice President & Treasurer. Prior to 2010, Mr. Boots was the Group Treasurer at Global Industries for three years and served as the interim turnaround executive for the European business unit of Newpark Resources. He also held several financial management positions of increasing responsibilities within Noble Corporation and its predecessor Neddrill for 14 years. Mr. Boots commenced his career in the shipping and transportation industry. Mr. Boots holds a Bachelor’s degree in Business Economics from the University of Applied Sciences in Alkmaar, the Netherlands and completed the Executive Advanced Management Program at INSEAD Business School in Fontainebleau, France.
Biographies of the Board of Directors
Cyril Ducau – Chairman of the Board
Cyril Ducau is the Chief Executive Officer of Eastern Pacific Shipping Pte. Ltd. and was appointed as director and chairman of the Board of the Company in February 2022. He has worked with the Quantum Pacific Group for 14 years and has over 20 years of shipping and finance experience. He is currently Chairman of

Kenon Holdings Ltd., and is an officer or a member of the board of directors of other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. He is currently an independent director of the Singapore Maritime Foundation and of the Global Centre for Maritime Decarbonisation Limited, which were established by the Maritime and Port Authority of Singapore. He is also a member of the board of directors of Gard P&I (Bermuda) Ltd, a leading maritime insurer. He previously acted as Director and Chairman of Pacific Drilling SA. Prior to joining the Quantum Pacific Group in 2008, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. in London. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.
Peter Anker – Director
Peter Anker was appointed as a director in February 2022. He served as Chief Executive Officer of RS Platou ASA from 1987 to 2015, and as a board member of Hexicon AB from 2020 to May 2022. He is also the chairman of the board of Langebru AS and advisor (former Chief Executive Officer from 2015 to 2020) to Clarksons Platou AS. He has previously been a member of the board of directors of Clarksons Plc. He holds a M.Sc. from Norwegian School of Economics and Business Administration. Mr. Anker is a previous President of the Norwegians Shipbrokers Association and past member of the Board of The Norwegian Shipowners Association.
Antoine Bonnier – Director
Antoine Bonnier was appointed as a director in February 2022. Mr. Bonnier is currently a Managing Director of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Club Atletico de Madrid SAD and of OPC. Mr. Bonnier was previously a member of the investment team of Quantum Pacific Advisory Limited from 2011 to 2012. Prior to joining Quantum Pacific Advisory Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier attended the ESCP Europe Business School from 2003 to 2007 and graduated with a Master of Science in Management.
Neil Glass – Director
Neil Glass was appointed as a director in February 2022. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business. He is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. From September 1983 to August 1990, Mr. Glass worked for the Edmonton, Canada office of Ernst & Young: and from October 1990 to July 1994 with the Bermuda office of Ernst & Young. In 1994, he became General Manager and in 1997 the sole owner of WW Management Limited, tasked with overseeing the day-to-day operations of several international companies and served in such role until December 2014. Mr. Glass has over 20 years’ experience as both an executive director and as an independent non-executive director of international companies. He has served as Director of Borr Drilling Limited since December 2019 and also serves as a member of its audit committee and as chair of its nominating and governance committee. He also served as a director and audit committee member of 2020 Bulkers Limited from July 2020 until August 2022 and of Golar LNG Partners LP from September 2020 until April 2021.
Mi Hong Yoon – Director
Mi Hong Yoon has served as a Director on our Board since February 2022 and also serves as a Company Secretary. Ms. Yoon is a Managing Director of Golar Management (Bermuda) Limited and Company Secretary of Golar LNG Limited since February 2022. She has extensive international legal and regulatory experience and is responsible for the corporate governance and compliance of the Company. Prior to this role, she was employed by Digicel Bermuda as Chief Legal, Regulatory and Compliance Officer from March 2019 until February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019. Ms. Yoon graduated from the University of New South Wales with a Bachelor of Law degree (LLB) and earned a Master’s degree (LLM) in international economic law from the Chinese University of Hong Kong. She is a member of the Institute of Directors and has held several director positions.

From March 2022 to August 2022, Ms. Yoon was a Director and Secretary of 2020 Bulkers Ltd. Current directorships and management positions include Himalaya Shipping Ltd. (Director and Secretary) and Borr Drilling Ltd. (Director and Secretary). Ms. Yoon is an Australian citizen and a resident of Bermuda.
B.	Compensation of Directors and Executive Officers
As we began operations in February 2022, we did not pay any compensation to our directors and officers in 2021. All members of the Board of Directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.
For our executive officers, compensation will consist generally of base salary and service fees, a cash incentive bonus and employee benefits that are generally provided to employees.
In the year ended December 31, 2022, we recorded compensation costs of approximately $1.3 million, including salary, bonus and certain employee benefits to all our executive officers and directors as a group.
Long-Term Incentive Plan
In November 2022, the Board implemented a long-term incentive program for employees, management and board members of the Company and its affiliates (the “LTIP”). Pursuant to the LTIP, the Board has resolved to grant options over a total number of 1,237,423 shares and 115,000 restricted stock units (“RSUs”) to employees, management and board members of the Company (equivalent to approximately 2.25% and 0.2% of the Company’s share capital, respectively), of which 11,507 restricted stock units and options over a total number of 742,454 shares were granted to primary insiders of the Company (equivalent to approximately 0.02% and 1.38% of the Company's share capital, respectively). Each share option, when exercised, carries the right to acquire one share in CoolCo, giving the right to acquire up to in aggregate 1,237,423 shares. The exercise price for the share options is $10.00 per share, being the offer price under the Private Placement. The share options will vest over a period of four years, in equal annual installments, on each of November 30, 2023, November 29, 2024, November 30, 2025, and November 30, 2026, and will lapse 10 years from the date of their grant if not exercised.
Pursuant to the LTIP, the RSUs vest subject to a vesting schedule to be determined at grant. The initial RSUs will vest equally in four installments on each of November 30, 2023, November 29, 2024, November 30, 2025 and November 30, 2026. The LTIP allows the Company to determine applicable vesting and performance conditions for future awards as appropriate. When a grantee ceases employment by reason of death, disability or termination without cause (or for any other reason at the discretion of the Company), the RSUs will vest immediately. Where a grantee ceases employment for any other reason, any unvested RSUs will immediately lapse. The RSUs will be granted under the terms of an RSU agreement and the LTIP. A grant of RSUs according to the LTIP in one year does not entitle the grantee to receive RSUs or any other award under the LTIP in subsequent years.
	Number of Share Options Granted	Number of Restricted Stock Units Granted
Richard Tyrrell	371,227	7,591
Johannes P. Boots	123,742	3,916
Cyril Ducau	49,497	—
Peter Anker	49,497	—
Antoine Bonnier	49,497	—
Neil Glass	49,497	—
Mi Hong Yoon	49,497
Total	742,454	11,507
C.	Board Practices
Board of Directors
Our Board consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement that he or she does not have an interest in, and if he or she does have such an interest, their vote shall not be counted and may not be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, unless otherwise approved by a majority of the Board. The directors may exercise all of our powers to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any of our obligations or of any third party.
Our Board is elected annually by a vote of a majority of the common shares represented at the meeting at which at least two shareholders, present in person or by proxy, and entitled to vote (whatever the number of shares held by them) constitutes a quorum. In addition, the maximum and minimum number of directors is determined by a resolution of our shareholders, but no less than two directors shall serve at any given time. Each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected.
There are no service contracts between us and any member of our Board providing for the accrual of benefits, compensation or otherwise, upon termination of their employment or service.
Our Board has determined that the following directors qualify as “independent” under the NYSE listing standards: Cyril Ducau, Peter Anker, Antoine Bonnier, Neil Glass and Mi Hong Yoon.
As a foreign private issuer, we are permitted to follow home country corporate governance practices subject to the NYSE corporate governance listing standard. Following our listing, we will rely on home country practice in Bermuda to be exempted from certain of the corporate governance requirements of the NYSE, such that we are not required to have a compensation committee. See “ – Foreign Private Issuer Exemption.” Each committee’s members and functions are described below.
Committees
Audit Committee
The audit committee, which consists of Neil Glass as a member and Antoine Bonnier and Mi Hong Yoon as non-voting observers, will assist the Board of Directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The Board of Directors has determined that Neil Glass qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that Neil Glass is independent, as independence is defined under the rules of the SEC and the NYSE applicable to foreign private issuers. Neil Glass acts as chairman of our audit committee.
Code of Business Conduct and Ethics (“Code of Business Conduct”)
Cool Company Ltd. has a Code of Business Conduct that covers a range of matters including the handling of conflicts of interest, compliance with applicable laws and the reporting of misconduct, as well as other corporate values such as honesty, integrity and respect for others. Our Code of Conduct will be available on our website from the time of our listing on the NYSE. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.
Duties of Directors
Our bye-laws provide that our business is to be managed by our Board of Directors. Under Bermuda common law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:
•	a duty to act in good faith in the best interests of the company;
•	a duty not to make a personal profit from opportunities that arise from the office of director;
•	a duty to avoid conflicts of interest; and
•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors of a Bermuda company to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Directors and officers generally owe fiduciary duties to the company, and not to the company’s individual shareholders.
Foreign Private Issuer Exemption
In general, under the NYSE corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the NYSE. Accordingly, we intend to follow certain corporate governance practices of our home country, Bermuda, in lieu of certain of the corporate governance requirements of the NYSE. A brief summary of those differences is provided below.
Audit committee. The NYSE requires, among other things, that a listed NYSE U.S. company have an audit committee with a minimum of three members all of whom must be independent. Consistent with our status as a foreign private issuer and the jurisdiction of our incorporation (Bermuda), our audit committee consists of one member (who is independent under the NYSE listing standards and U.S. securities laws relating to audit committees) and two non-voting observers.
Compensation committee. The NYSE requires that a listed NYSE U.S. company have a compensation committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. We will rely on home country practice in Bermuda to be exempted from certain of the corporate governance requirements of the NYSE, such that we will not have a compensation committee.
Nominating and governance committee. The NYSE requires that a listed NYSE U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. Consistent with our status as a foreign private issuer and the jurisdiction of our incorporation (Bermuda), we will not have a nominating/corporate governance committee.
Shareholder Approval. The NYSE requires that a NYSE listed company obtain shareholder approval for the issuance of shares (i) in connection with the acquisition of stock or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction (other than a public offering) involving the sale, issuance or potential issuance of shares at a price less than market value. Our bye-laws, consistent with our status as a foreign private issuer and the jurisdiction of our incorporation (Bermuda), do not require shareholder approval for issuances or shares in the foregoing circumstances.
Corporate governance guidelines. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we will not adopt such guidelines.
If at any time we cease to be a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our Board of Directors will be required to take all action necessary to comply with the NYSE corporate governance rules.
Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards. See “Item 10. Additional Information – A. Share Capital.”
D.	Employees
See “Item 4. Information on the Company – B. Business Overview – Business – Human Capital Resources and Social Responsibility.”
E.	Share Ownership
See “ – B. Compensation. – Long Term Incentive Plan” and “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
The following table presents the beneficial ownership of our ordinary shares as of February 14, 2023, for:
•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•	each of our executive officers and members of our board of directors; and
•	all of our executive officers and members of our board of directors as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as otherwise indicated, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.
The percentage of beneficial ownership for the following table is based on 53,688,462 common shares outstanding as of February 14, 2023. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.
Unless otherwise indicated, the address for each listed shareholder is: S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda.
As of February 14, 2023, to our knowledge, there were no record holders of our ordinary shares located in the United States.
	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Executive Officers and Board Members
Richard Tyrrell	3,141	*
Johannes P. Boots	—	—
Cyril Ducau	—	—
Peter Anker	100,000	*
Antoine Bonnier	—	—
Neil Glass	—	—
Mi Hong Yoon	—	—
All Executive Officers and Board Members as a Group (7 individuals)	103,141	*

5% Shareholders
EPS Ventures Ltd.(1)	26,831,737	49.9%
Golar LNG Limited(2)	4,463,846	8.3%
(1)
The 26,831,737 common shares of Cool Company Ltd. are legally and beneficially owned by EPS Ventures Ltd, which is a wholly-owned subsidiary of Quantum Pacific Shipping Limited. The indirect ultimate owner of Quantum Pacific Shipping Limited is a discretionary trust in which Mr. Idan Ofer is the beneficiary.

(2)	Golar LNG Limited is a Bermuda corporation whose common shares are listed on the Nasdaq Global Select Market.
*	Represents ownership of less than 1% of our outstanding common shares.

B.	Related Party Transactions
We describe below transactions and series of similar transactions, since inception or currently proposed, to which we were a party or will be a party, in which:
•	the amounts involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our share capital had or will have a direct or indirect material interest.
Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers.”
Acquisition of Vessels and Issuance of Securities
On January 26, 2022, we, then as a subsidiary of Golar, and Golar entered into the Vessel SPA under which we acquired the Original Vessels and The Cool Pool Limited from Golar. The purchase price for each vessel was $145 million, subject to working capital and debt adjustments, for each vessel. The aggregate amount of purchase consideration for the Vessel SPA was $339.6 million (comprised of $127.9 million in the form of shares in the Company issued to Golar on each respective entity acquisition date pursuant to the Vessel SPA and $211.7 million net cash consideration resulting from acquisition-related refinancing pursuant to our senior sustainability term loan facility which was drawn-down contemporaneously with each respective vessel acquisition date and the Vessel SPA working capital adjustments. Under the terms of the Vessel SPA, Golar provided warranties on the balance sheet and on the Vessels. The balance sheet warranties included warranties on the accounting standards used in the preparation of the management and the audited balance sheet, the inclusion of claims as part of receivables and the accounting of the assets and liabilities of the vessel-owning subsidiaries. The Original Vessel warranties included warranties on the ownership of the Vessels, the disclosed encumbrances, the operational condition of the Vessels, the insurance of the Original Vessels and the absence of pending claims from government bodies against the Original Vessels. The Vessel SPA further provided that in the event of a breach of warranty by Golar, we can make a claim for compensation, if the amount we are entitled to exceeds $50,000; but Golar’s liability is limited to $80,000,000 for all claims (in aggregate). In addition to general indemnities, Golar also provided specific indemnities relating to tax and the lease agreements.
Following the Original Vessel acquisitions in 2022, Golar and certain of its subsidiaries, including Golar Management entered into a transition services agreement (the “CoolCo TSA”). Under the terms of the CoolCo TSA, Golar charged us management fees for the provision of management and administrative services during the transitional period until the completion of the ManCo SPA and the acquisition of the management entities. The services provided were charged at a flat rate of $6,000 per day and we could terminate the administrative services agreement by providing two months’ written notice. Following the completion of the ManCo Acquisition, the CoolCo TSA is no longer in effect and the services which had been provided under the CoolCo TSA plus other services are now provided pursuant to the Administrative Services Agreement.
On February 2, 2022, we sold 27.5 million common shares at a price of $10.00 per share raising gross proceeds of $275 million in the Private Placement. The proceeds were used to finance the acquisition of the Original Vessels. As a result of the equity raise, EPS became our largest shareholder with an approximate 37.5% shareholding. Golar and additional public shareholders each subsequently held an approximate 31.3% interest. In the Private Placement, we sold 15 million common shares to EPS. We also sold 12.5 million common shares to new investors.
On November 2, 2022 we entered into an agreement with Quantum Crude Tankers Ltd, an affiliate of EPS to acquire the companies that own the Acquisition Vessels for an aggregate purchase price of $660 million.
On November 7, 2022 we completed the Second Private Placement of shares including a primary offering and a secondary offering of existing shares by Golar. The Second Private Placement consisted of (a) a $170 million primary offering in which the Company issued 13,678,462 new common shares; and (b) a $100 million secondary offering of existing shares by Golar which sold 8,046,154 existing common shares. As a result of the Second Private Placement, EPS increased its shareholding to approximately 49.9%, Golar reduced its shareholding to approximately 8.3% and public shareholders subsequently held approximately 41.8% interest. The Company used the net proceeds from the primary offering to finance the equity portion of the purchase of the Acquisition Vessels.
We completed our purchase of the Acquisition Vessels on November 10, 2022. We financed the purchase price with the proceeds from the primary offering and assumed debt of $520 million.
We also entered into an option agreement with affiliates of QPSL to acquire contracts to purchase the Newbuild Vessels with such contracts to be novated to CoolCo. The option is valid until June 30, 2023 and the purchase consideration under the option agreement is approximately $234 million per vessel.
Revolving Credit Facility
In connection with the execution of the Vessel SPA on January 26, 2022, under which we acquired the eight Vessels and the Cool Pool from Golar, we entered into for the Golar RCF, for up to $25 million (with a maturity date of January 2024, a fixed interest rate of 5% and a commitment fee of 50 basis points on the undrawn amount) upon closing of the transactions under the Vessel SPA. We have not yet drawn down any amounts on the Golar RCF.
Sale and Leaseback Agreements
Following completion of the acquisition of the Vessels pursuant to the Vessel SPA on April 4, 2022, the existing sale and leaseback loans, except for the sale and leaseback arrangements secured by the Golar Ice and Golar Kelvin which were assumed by us, were refinanced and Golar continued to be the guarantor to the Golar Ice and Golar Kelvin sale and leaseback arrangements, and we pay Golar an annual guarantee fee of 0.5% calculated on the outstanding principal amount under the sale and leaseback arrangements, which guarantees are to remain in place until the earlier of the repayment of the vessel debt or release by the lessors.
ManCo SPA
On June 30, 2022, we acquired Golar’s LNGC and FSRU management companies (four entities, Cool Company Management Ltd., Cool Company Management d.o.o., CoolCo Management Sdn bhd. and Cool Company Management AS) from Golar for a purchase price of approximately $5.0 million plus working capital adjustments of approximately $1.6 million. Through the ManCo Acquisition we acquired full in-house commercial and technical ship management of our Vessels. The ManCo SPA contains certain indemnities for breach of warranties. Furthermore, we have a right, at our option, to sell back the management companies to Golar at the original purchase price, less the working capital adjustments, in the event certain claims arise under the agreement that are not adequately indemnified. This right will lapse in March 2026 if it not exercised.
Administrative Services Agreement and Corporate Services Agreement
As part of the terms of the ManCo SPA, we and Golar Management also entered into an Administrative Services Agreement, which replaced the CoolCo TSA, for the provision of the following services from July 1, 2022 to June 30, 2023 by Golar to the Company: IT services, accounting services, treasury services, finance operations services, and any additional services reasonably required by the Company that have been agreed between the parties. The fees, which include a blend of hourly rates for some services and fixed fees for others, are charged based upon the services provided to the Company by Golar with the view that these will reduce as the Company builds its own internal operations and teams. The agreement provides for termination with prior written notice of at least two months by the Company or for cause by Golar Management.
Additionally, we and Golar Management (Bermuda) Limited, a Bermudian subsidiary of Golar (“Golar Bermuda”), among others, entered into a corporate services agreement on April 1, 2022 (the “Bermuda Services Agreement”) pursuant to which Golar Bermuda will provide certain corporate secretarial, registrar and administration services to us. The services provided are charged at an annual fee of $177,500. This agreement is valid for one year and shall be extended automatically on a quarterly basis or until the parties terminate with prior written notice or for cause by us.
Master Sale Agreement
On November 10, 2022, we acquired the Acquisition Vessels from Quantum Crude Tankers Ltd, an affiliate of EPS, for an aggregate purchase price of $660 million pursuant to the MSA. With the purchase of the

Acquisition Vessels, we expanded the vessels in our fleet by 50%. As the Acquisition Vessels are now part of our fleet, we will continue to manage them, as prior to their purchase pursuant to the MSA we managed them for Quantum Crude Tankers Ltd on behalf of their registered owners.
Option Agreement
On November 3, 2022 we entered into an option agreement with Geytech Marine Ltd and Joytech Marine Ltd, which are affiliates of EPS (the “Option Agreement”), to acquire contracts to purchase the two Newbuild Vessels, with such contracts to be novated to CoolCo upon exercise of the option. This option was granted to the Company in consideration of our entry into the MSA, and it will lapse in June 30, 2023 if it is not exercised. The purchase consideration under the Option Agreement is approximately $234 million per vessel.
Registration Rights Agreement
We intend to enter into a registration rights agreement with certain of our shareholders, pursuant to which we will grant certain rights to certain of our shareholders and their affiliates and certain of their transferees, including the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our common shares held by them. Such shareholders will have certain demand registration rights, including the right to require us to file a shelf registration statement registering secondary sales of our common shares held by such shareholders if such form is available to us, as well as certain piggyback registration rights in respect of common shares held by them in connection with registered offerings requested by other registration rights holders, if any, or initiated by us.
Related Persons Transactions Policy
In connection with this listing, we will adopt a policy describing the approval by the disinterested members of the Board of certain transactions between us and a related person (as defined below) in accordance with our bye-laws and Code of Business Conduct. Under our bye-laws, interested members of the Board may not participate in the approval of such transactions unless otherwise approved by a majority of the Board, and such transactions will be reviewed and overseen by the disinterested members of the Board in accordance with our bye-laws, Code of Business Conduct and the Related Persons Transactions Policy, with additional review and oversight by the Audit Committee. Transactions subject to the policy would include any financial transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships involving the Company in which a related person has or will have a direct or indirect material interest.
For purposes of the policy, “related person” means:
•	any person who is, or at any time since the beginning of the Company’s last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;
•	any person who is known to be the beneficial owner of more than 5% of any class of the Company’s voting securities;
•	any immediate family member of any of the foregoing persons; and
•
any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Existing arrangements with related parties and new arrangements with related parties that are entered into in connection with this listing, in each case (i) that are described in this registration statement, (ii) including any subsequent amendment to any such arrangement that is not material to the Company and (iii) any ancillary services provided in connection therewith, will not require review, approval or ratification pursuant to the policy.
C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information
Financial Statements
See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with U.S. GAAP.
Legal Proceedings
See “Item 4. Information on the Company – B. Business Overview – Business – Legal Proceedings.”
Dividend Policy
Under our bye-laws, our Board may pay a cash dividend or may declare cash dividends or distributions on such days as may be determined by our Board from time to time. Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) it is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of its assets would thereby be less than its liabilities.
We intend to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward. Furthermore we have in place a number of financing agreements which include covenants that would restrict our ability, without the prior consent of the lenders, to distribute dividends if we are not in compliance with certain financial covenants or have existing events of default. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business” for a discussion of risks related to our ability to pay dividends.
We have not paid dividends to our shareholders since incorporation. However through our dividend policy which was announced in October 2022, we aim to allocate our free cash flow to equity primarily to the payment of a quarterly dividend, after allocations to drydocking and capital expenditures related to improving vessel efficiency, beginning in 1Q 2023. Any dividends declared in the future will be at the sole discretion of our Board and will depend upon, among other factors, freight market outlook, the Company’s balance sheet, market cyclicality, distributable reserves, liquidity requirements and macroeconomic conditions.
Although we are incorporated in Bermuda, we are classified as a nonresident of Bermuda for exchange control purposes by the Bermuda Monetary Authority. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into or out of Bermuda to pay dividends to U.S. residents who are holders of our common shares or other non-resident holders of our common shares in currency other than Bermuda Dollars.
B.	Significant Changes
A discussion of the significant changes in our business can be found under “Item 4. Information on the Company – A. History and Development of the Company” and “Item 4. Information on the Company – B. Business Overview.”
ITEM 9.	THE OFFER AND LISTING
A.	Offering and Listing Details
Our common shares have traded on the Euronext Oslo Exchange (“Euronext”) since February 2022, under the symbol “COOL.” We intend to change the symbol to “CLCO.” On February 13, 2023, the closing price of our ordinary shares on the Euronext was NOK 110.36 per share.
We intend to apply to have our ordinary shares listed on the NYSE under the symbol “CLCO.” For a description of the rights of our ordinary shares, see “Item 10. Additional Information – A. Share Capital.”
B.	Plan of Distribution
Not applicable.

C.	Markets
Our common shares have traded on the Euronext under the symbol “COOL” since February 2022 and we intend to change this to “CLCO.” As of February 14, 2023, we had 53,688,462 common shares issued and outstanding.
We are filing this registration statement on Form 20-F in anticipation of the listing of our common shares on the NYSE. Prior to this anticipated listing, there has been no public market for our common shares in the United States. We cannot assure you that an active trading market will develop for our common shares in the United States.
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws that will become effective as of the completion of this listing. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which have been filed as Exhibits to the registration statement. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.
General
Prior to this listing, our shareholders approved certain amendments to our bye-laws which will become effective upon completion of this listing.
Since our incorporation, other than the increase in our share capital to occur in connection with this listing there have been no material changes to our share capital, mergers, amalgamations or consolidations of us or any of our subsidiaries, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered and no name changes. There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.
There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.
We intend to apply to list our common shares on the NYSE under the symbol “CLCO.”
Initial settlement of our common shares will take place on the completion date of this listing through The Depository Trust Company (“DTC”) in accordance with its settlement procedures for equity securities registered through DTC’s book-entry transfer system. Each person beneficially owning common shares registered through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the common shares.
Share Capital
Our authorized share capital of $400,000,000 consists of 400,000,000 common shares, par value $1.00 per share. There are 53,688,462 common shares issued and outstanding, and no preference shares issued and outstanding. All of our issued and outstanding common shares are fully paid.
Pursuant to our bye-laws, subject to the requirements of any stock exchange on which our shares are listed and to any resolution of the shareholders to the contrary, our Board of Directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.
Common Shares
Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.
In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.
Preference Shares
Pursuant to Bermuda law and our bye-laws, our Board of Directors may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of the company.

Dividend Rights
Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preference shares if issued.
Although we are incorporated in Bermuda, we are classified as a nonresident of Bermuda for exchange control purposes by the Bermuda Monetary Authority. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into or out of Bermuda to pay dividends to U.S. residents who are holders of our common shares or other non-resident holders of our common shares in currency other than Bermuda Dollars.
Any cash dividends payable to holders of our common shares listed on the NYSE will be paid to Broadridge Corporate Issuer Solutions, Inc., our paying agent in the United States for disbursement to those holders.
Variation of Rights
If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other class or series of preference shares, to vary the rights attached to any other class or series of preference shares.
Transfer of Shares
Our Board of Directors may, in its absolute discretion and without assigning any reason, refuse to register the transfer of a share that it is not fully paid. Our Board of Directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our Board of Directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as our Board of Directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our Board of Directors may accept the instrument signed only by the transferor.
Where our shares are listed or admitted to trading on any appointed stock exchange, such as the NYSE, they will be transferred in accordance with the rules and regulations of such exchange.
B.	Memorandum and Articles of Association
The following is a description of the material terms of our amended and restated bye-laws. The following descriptions of share capital and provisions of our amended and restated bye-laws are summaries and are qualified by reference to our amended and restated bye-laws, a copy of which is filed with the SEC as an Exhibit to this registration statement.
For information regarding the rights, preferences and restrictions attaching to our common shares, please see the section titled “Item 10. Additional Information – A. Share Capital” above.
General
We are incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda (the “Registrar”) under registration number 54129. We were incorporated on October 31, 2018 under the name Cool Company Ltd. Our registered office is located at 2nd Floor, S.E. Pearman Building, 9 Par-La-Ville Road, Hamilton, HM 11, Bermuda.

The objects of our business are unrestricted, and the company has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.
Meetings of Shareholders
Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year (the “annual general meeting”). However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. We have chosen not to waive the convening of an annual general meeting.
Bermuda law provides that a special general meeting of shareholders may be called by the Board of Directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our Board of Directors may convene an annual general meeting and the Board of Directors may convene a special general meeting. Under our bye-laws, at least seven days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of all issued and outstanding common shares.
Access to Books and Records and Dissemination of Information
Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
Election and Removal of Directors
The number of directors of the Company shall be five unless the shareholders by resolution determine such number otherwise. Each director appointed shall hold office until the next annual general meeting following his or her election or until their successor is elected. Our bye-laws provide that the appointment of each director shall be determined by a simple majority of votes cast at a properly constituted meeting where quorum is maintained. In addition, our bye-laws also provide that our Board of Directors, so long as a quorum of directors remains in office and the Board is granted the power to do so during a general meeting, shall have power at any time to appoint any individual to be a director so as to fill a casual vacancy. The director so appointed shall serve until the next annual general meeting or until their replacement is determined in accordance with the bye-laws.
In accordance with our bye-laws, a director may be removed, by the shareholders, provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his or her removal. The removal of a director shall be determined by a simple majority of votes cast at a properly constituted meeting where quorum is maintained.
Proceedings of Board of Directors
Our bye-laws provide that our business is to be managed and conducted by our Board of Directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.
The compensation of our directors is determined by the shareholders at a general meeting and in the absence of such a determination to the contrary, such compensation shall be deemed to accrue from day to day. Our directors may also be paid all travel, hotel and other reasonable out of pocket expenses properly incurred by them in connection with our business or their duties as directors as may be determined in accordance with our bye-laws.
Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law and the majority of the Board approves, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested.
Indemnification of Directors and Officers
Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.
Our bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we shall advance funds to our officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proven. Subject to Section 14 of the Securities Act, which renders void any purported waiver of the provisions of the Securities Act, our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.
Amendment of Memorandum of Association and Bye-laws
Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our Board of Directors and by a resolution of our shareholders, which includes the affirmative vote of a majority of all votes cast on the resolution. In the case of certain bye-laws, such as the bye-laws relating to election and removal of directors, approval of business combinations and amendment of bye-law provisions, the required resolutions must include the affirmative vote of at least 66% of our directors then in office and the affirmative vote of at least 66% of all votes entitled to be cast on the resolution at a general meeting of the shareholders.
Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.
Amalgamations, Mergers and Business Combinations
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s Board of Directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that a merger or an amalgamation that has been approved by the Board of Directors must only be approved by a simple majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy in excess of 33 1/3% of all issued and outstanding common shares.
Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.
Shareholder Suits
Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.
Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We have been advised by the SEC that in the opinion of the SEC, the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts.
In addition, our bye-laws contain a provision by virtue of which unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act, to the fullest extent permitted by applicable law, shall be the United States federal district courts. In the absence of this provision, under the Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the Securities Act. If any action the subject matter of which is within the scope of the exclusive forum provision is filed in a court other than the United States federal district courts, the plaintiff or plaintiffs shall be deemed by this provision of the bye-laws (i) to have consented to removal of the action by us to the United States federal district courts, in the case of an action filed in a state court, and (ii) to have consented to transfer of the action pursuant to the United States federal district courts. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and in any event, our shareholders cannot waive compliance with federal securities laws and the rules and regulations thereunder.
Capitalization of Profits and Reserves
Pursuant to our bye-laws, our Board of Directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.
Registrar or Transfer Agent
A register of holders of the common shares will be maintained by Broadridge Corporate Issuer Solutions, Inc. in Bermuda, and a branch register will be maintained in the United States by Broadridge Corporate Issuer Solutions, Inc., which will serve as branch registrar and transfer agent.
Untraced Shareholders
Our bye-laws provide that our Board of Directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.
Certain Provisions of Bermuda Law
We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.
Specific permission from the Bermuda Monetary Authority is required for all issues and transfers of securities of Bermuda companies involving persons who are non-resident, other than in cases where general permission has been given to such issue and subsequent transfer. General permission has been given by the Bermuda Monetary Authority for the issue and subsequent transfer of the shares that are the subject of this listing to and between persons who are non-resident for exchange control purposes provided that our shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, neither the Bermuda Monetary Authority nor the Registrar shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this registration statement. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.
Comparison of Shareholder Rights
Our corporate affairs are governed by our memorandum of association and bye-laws and by the corporate law of Bermuda. The provisions of the Companies Act, which applies to us, differ in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders.

The following is a summary of significant differences between the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their shareholders.
Bermuda			Delaware
Shareholder meetings

–	May be called by the Board of Directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.		–	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
–	May be held in or outside Bermuda.		–	May be held in or outside of Delaware.
–	Notice:		–	Notice:
	–	Shareholders must be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting.		–	Written notice shall be given not less than 10 nor more than 60 days before the meeting.
	–	Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.		–
Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder’s voting rights

–	Shareholders may act by written consent to elect directors or appoint an auditor. Shareholders may not act by written consent to remove a director or auditor.		–	With limited exceptions, shareholders may act by written consent to elect directors.
–	Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. Any person authorized to vote may authorize another person or persons to act for him or her by proxy, provided the instrument appointing the proxy is in the form specified by the bye-laws or such other form as the board of directors may determine.		–	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.
–	The voting rights of shareholders are regulated by the company’s bye-laws and, in certain circumstances, by the Companies Act. The bye-laws may specify the number to constitute a quorum and if the bye-laws permit, a general meeting of the shareholders of a company may be held with only one individual present if the requirement for a quorum is satisfied.		–
For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

–	Our bye-laws provide that when a quorum is once present in general meeting it is not broken by the subsequent withdrawal of any shareholders.		–	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.
–	The bye-laws may provide for cumulative voting, although our bye-laws do not.		–	The certificate of incorporation may provide for cumulative voting.
–	The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the		–	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and

Bermuda			Delaware

amalgamation or merger agreement to be approved by the company’s Board of Directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company.
upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.
–	Subject to its bye-laws, a company may at any meeting of its Board of Directors sell, lease or exchange all or substantially all of its property and assets as its Board of Directors deems expedient and in the best interests of the company to do so.		–
Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

–	Any company which is the wholly-owned subsidiary of a holding company, or one or more companies which are wholly-owned subsidiaries of the same holding company, may amalgamate or merge without the vote or consent of shareholders in accordance with the Companies Act, provided that the approval of the Board of Directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.		–
Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

–	Any mortgage, charge or pledge of a company’s property and assets may be authorized without the consent of shareholders subject to any restrictions under the bye-laws.		–
Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

–	The Board of Directors must consist of at least one director.		–	The board of directors must consist of at least one member.
–	The number of directors is fixed by the bye-laws, and any changes to such number must be approved by the Board of Directors and/or the shareholders in accordance with the company’s bye-laws.		–
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

–	Removal:		–	Removal:
	–	Under our bye-laws, any or all directors may be removed, only with cause, by the holders of a majority of the shares entitled to vote at a special meeting convened and held in accordance with the bye-laws for the purpose of such removal.		–	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
				–	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Bermuda			Delaware
Duties of directors

–
The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our Board of Directors. At common law, members of a Board of Directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:
–
Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

	–	a duty to act in good faith in the best interests of the company;
	–	a duty not to make a personal profit from opportunities that arise from the office of director;
	–	a duty to avoid conflicts of interest; and
	–	a duty to exercise powers for the purpose for which such powers were intended.
–	The Companies Act imposes a duty on directors and officers of a Bermuda company:		–
In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

	–	to act honestly and in good faith with a view to the best interests of the company; and
	–	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
–
The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders, creditors or any class thereof. Our shareholders may not have a direct cause of action against our directors.

Bermuda		Delaware
Takeovers

–	An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:
–
By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.
–
Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting shareholders of the subsidiary are entitled to certain appraisal rights.

–
Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested shareholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

–
If the acquiring party is a company, it may compulsorily acquire all the shares of the target company by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

–
Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of

Bermuda		Delaware
their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.
Dissenter’s rights of appraisal

–	A dissenting shareholder (that did not vote in favor of the amalgamation or merger and who is not satisfied that the fair value has been offered for his shares) of a Bermuda exempted company may, within one month of notice of the shareholders’ meeting, apply to the Bermuda Supreme Court to appraise the fair value of those shares. Note that each share of an amalgamating or merging company carries this right to vote in respect of the amalgamation or merger whether or not it otherwise carries the right to vote.	–	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.
–
The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Dissolution

–
Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Registrar. The general meeting must be held within five weeks of the making of the declaration and will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

–
Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all shareholders entitled to vote thereon consent in writing to such dissolution.

Shareholder’s derivative actions

–
Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
–
In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

C.	Material Contracts
Please see “Item 4. Information on the Company – A. History and Development of the Company,” “Item 4. Information on the Company – B. Business Overview,” “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources,” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for a discussion of material contracts entered into outside of the ordinary course of business in the preceding two years. Except as otherwise disclosed in this registration statement (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.
D.	Exchange Controls
Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes provided our common shares remain listed on an appointed stock exchange, which includes the NYSE. In granting such consent the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this registration statement.
E.	Taxation
The following is a description of the material Bermuda and U.S. federal income tax considerations relevant to an investment decision by a potential investor with respect to our common shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.
Bermuda Tax Considerations
At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.
U.S. Federal Income Tax Considerations
The following discussion is a summary of the material U.S. federal income tax consequences to us of our activities and, subject to the limitations described below, to U.S. Holders (as defined below) of owning and disposing of our common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our common shares.
This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.
The discussion below is based, in part, on the description of our business as described in this registration statement and, unless otherwise stated, assumes that we conduct, and will continue to conduct, our business as described herein.
U.S. Federal Income Taxation of Our Shipping Income
We anticipate that we will earn substantially all our income from the hiring or leasing of vessels for use on a time or voyage charter basis, including through participation in a commercial pool, or from the performance of services directly related to those uses, all of which we refer to as “shipping income.”

Unless we qualify from an exemption from U.S. federal income taxation under the rules of Section 883 of the Code as discussed below, we will be subject to U.S. federal income taxation on our U.S.-source gross shipping income. For this purpose, “shipping income” includes income that is derived from, or in connection with (i) the use of vessels, (ii) the hiring or leasing for use of vessels, (iii) the performance of services directly related to the use of vessels, and (iv) the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture that directly or indirectly generates income described in (i) through (iii). For U.S. federal income tax purposes, U.S.-source shipping income includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States and 100% of shipping income attributable to transportation exclusively between U.S. ports. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the U.S. and not subject to any U.S. federal income tax. We do not expect to engage in transportation that produces income that is considered to be 100% U.S.-source shipping income.
Under Section 883 and the applicable Treasury regulations, a non-U.S. corporation will be exempt from U.S. federal income tax on its U.S.-source shipping income if:
(1)
it is organized in a “qualified foreign country,” which is a country that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2)	either
(a)
more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country;

(b)	its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States; or
(c)	it is a “controlled foreign corporation” and one or more qualified U.S. persons generally own more than 50 percent of the total value of all the outstanding stock.
Bermuda, the jurisdiction where we are incorporated, and the Republic of the Marshall Islands and Liberia, the jurisdictions where our subsidiaries that own or lease our Vessels are incorporated, are qualified foreign countries that currently grant the requisite equivalent exemption from tax in respect of each category of shipping income we expect to earn in the future. Therefore, we would be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if we are able to satisfy any of the ownership tests described above. As discussed further below, as of the date of this registration statement, it is not clear whether we will be able to satisfy any of these tests for any taxable year.
Under Treasury regulations promulgated under Section 883, stock of a non-U.S. corporation will be “primarily traded” on an established securities market in a given country for a particular taxable year if, with respect to the class or classes of stock relied upon to meet the “regularly traded” requirement discussed in the next sentence, the number of shares of each such class that are traded during such taxable year on all established securities markets in that country exceeds the number of shares in such class that are traded during such taxable year on established securities markets in any other country. The stock of a non-U.S. corporation generally will be considered to be “regularly traded” on an established securities market for any taxable year during which one or more classes of stock that, in the aggregate, represent more than 50% of the vote and value of the outstanding stock in such non-U.S. corporation satisfy certain listing and trading volume requirements. However, a class of stock will not satisfy the “regularly traded” requirement for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class is owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares (“5% Override Rule”). In the event the 5% Override Rule is met, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, the Company must satisfy certain substantiation requirements with respect to the identity of its 5% shareholders.

Whether we qualify for the exemption under Section 883 after this listing may, in certain circumstances, depend on a specified percentage of our common shares being owned, directly or indirectly, by shareholders who meet certain tests, including being resident in the United States or certain foreign countries. In such circumstances, we would be required to satisfy certain substantiation and reporting requirements to establish that we so qualify, which in turn would require such shareholders (and certain intermediaries through which they indirectly own our common shares) to provide us with certain documentation. The ownership of our common shares may not allow us to so qualify for the exemption under Section 883, or, even if the ownership of our common shares would allow us to so qualify, we may not be able to satisfy the substantiation and reporting requirements that we would need to meet to establish that we so qualify. As a result, although we expect to use reasonable efforts to determine whether we can qualify for the exemption under Section 883, we cannot provide any assurance that we will qualify for the exemption under Section 883 for 2022 or any subsequent taxable year. If the benefits of Section 883 are unavailable, our U.S.-source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, to the extent that such income is not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below. Because we expect that no more than 50% of our shipping income would be treated as U.S.-source shipping income under the sourcing rules described above, we expect that the maximum effective rate of U.S. federal income tax on our shipping income would not exceed 2% under the 4% gross basis tax rules. The imposition of this tax could have a negative effect on our business and could decrease our earnings available for distribution to our shareholders.
If the exception under Section 883 were unavailable, and any of our U.S.-source shipping income were considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at rates of up to 21%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.
Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
•	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S.-source shipping income; and
•
substantially all of our U.S.-source shipping income was attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in us having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our U.S.- source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.
U.S. Federal Income Taxation of Gain on Sale of Assets
Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. To the extent circumstances permit, we intend to structure any sale of vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States.
U.S. Federal Income Taxation of U.S. Holders
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our common shares and is (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The following discussion applies only to a U.S. Holder that holds our common shares as capital assets for U.S. federal income tax purposes. In addition, the following discussion does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, as well as the tax consequences applicable to U.S. Holders subject to special rules, such as:
•	certain financial institutions;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•
persons holding our common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to our common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes;
•	tax-exempt entities;
•	persons holding common shares in accounts that offer certain tax advantages, including an “individual retirement account” or “Roth IRA”;
•	persons that own or are deemed to own ten percent or more of our shares by vote or value; or
•	persons holding common shares in connection with a trade or business conducted outside of the U.S.
If an entity that is classified as a partnership for U.S. federal income tax purposes owns our common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning our common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of our common shares.
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.
Distributions
Subject to the PFIC rules described below, distributions paid on our common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions to U.S. Holders generally will be reported as dividends. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.
Subject to applicable limitations, including a holding period requirement, dividends paid on our common shares to certain non-corporate U.S. Holders will generally be treated as “qualified dividend income” that is taxable to such U.S. Holders at preferential tax rates provided that (i) our common shares are readily tradable on an established securities market in the U.S. (such as the New York Stock Exchange, on which our common shares are expected to be traded); and (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe that we are, were for our 2021 taxable year, or will be for any future taxable years). Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the preferential tax rates on dividends in their particular circumstances.
Sale or Other Disposition of Our Common Shares
Subject to the PFIC rules described below, gain or loss realized on the sale or other disposition of our common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our common shares for more than one year. The amount of the gain or loss will equal the difference between the

U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Rules
In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains, other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services generally does not constitute passive income.
We believe that we were not a PFIC for our 2021 taxable year. Based on our current and expected operations, we believe that we will not be a PFIC with respect to our 2022 taxable year and do not expect to become a PFIC in the foreseeable future. We intend to treat our income from our time charters and voyage charters, including through commercial pools, as services income, and not as rental income, for purposes of applying these rules. Accordingly, we believe that our income from our time charters and voyage charters, including through commercial pools, does not constitute passive income for purposes of determining whether we are a PFIC, and, consequently, the assets that we own and operate in connection with the production of that income do not constitute passive assets. While there is no authority under the PFIC rules that directly addresses the treatment of income derived from time charters and voyage charters, including through commercial pools, as passive or nonpassive income, there is substantial legal authority supporting the treatment of such income as not constituting passive income for other tax purposes. However, there is also authority which characterizes income from time charters as rental income rather than services income for other tax purposes. Accordingly, the IRS or a court might not accept our position, and there is a risk that the IRS or a court may determine that we are a PFIC. Moreover, no assurance can be given that we would not become a PFIC for any future taxable year if the nature and extent of our operations change.
If the IRS were successful in asserting that we have been a PFIC for any taxable year during which a U.S. Holder held our common shares, a U.S. Holder could be subject to certain adverse tax consequences. Unless the U.S. Holder were to make a timely “mark-to-market” election, as discussed below, gain recognized on a sale or other disposition (including certain pledges) of our common shares would be allocated ratably over the U.S. Holder’s holding period of the common shares. The amounts allocated to the taxable year of disposition and to the years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeded 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. In addition, generally we would continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder held our common shares, even if we ceased to meet the threshold requirements for PFIC status. If we were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the dividend would not constitute “qualified dividend income” and the preferential tax rates discussed above (under “ – Distributions”) would not apply.
In addition, if we were treated as a PFIC, certain of our corporate subsidiaries may also be treated as PFICs (any such subsidiaries which are PFICs, “Lower-tier PFICs”). Under attribution rules, if we were treated as a PFIC, U.S. Holders will be deemed to own their proportionate shares of our Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described herein on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly.

If we were to be treated as a PFIC for any taxable year and our common shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, on which our common shares are expected to be listed, is a qualified exchange for this purpose. Even if the mark-to-market election is available with respect to our common shares, such election will generally not be available with respect to any of our subsidiaries that are Lower-tier PFICs. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.
If a U.S. Holder were to make the mark-to-market election, such U.S. Holder generally would recognize as ordinary income any excess of the fair market value of our common shares at the end of each taxable year over its adjusted tax basis, and would recognize an ordinary loss in respect of any excess of the adjusted tax basis of our common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder were to make the election, the U.S. Holder’s tax basis in the common shares would be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of our common shares in a year when we are a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Dividends paid on our common shares would not constitute “qualified dividend income” and the preferential tax rates discussed above (under “- Distributions”) would not apply.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available could result in a further alternative treatment.
If a U.S. Holder owns our common shares during any year in which we are treated as a PFIC, the U.S. Holder generally must file an annual report on an IRS Form 8621(or any successor form) with the U.S. Holder’s federal income tax return for that year.
Backup Withholding and Information Reporting
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Certain U.S. Holders who are individuals or entities closely held by individuals may be required to report information relating to securities of non-U.S. companies, such as our common shares, subject to certain exceptions (including an exception for securities held in accounts maintained by financial institutions, in which case the accounts themselves may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our common shares.
F.	Dividends and Paying Agents
Not applicable.
G.	Statement by Experts
Not applicable.
H.	Documents on Display
Upon effectiveness of this registration statement, we will become subject to the reporting requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and to furnish reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
However, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to voluntarily file with the SEC current reports on Form 6-K that include quarterly financial statements.
In addition, since our ordinary shares are traded on the Euronext, we have filed periodic and immediate reports with, and furnish information to, the Euronext.
I.	Subsidiary Information
For information on our subsidiaries, see “Item 4. Business – C. Organizational Structure,” and Exhibit 8.1 to this registration statement.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to various market risks, including interest rate, commodity price and foreign currency exchange risks. The following analysis provides quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analysis presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.
Interest rate risk. A significant portion of our long-term debt obligation is subject to adverse movements in interest rates. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.
The principal amount of our floating rate loans outstanding as of December 31, 2021 was $129.8 million. Based on our floating rate debt at December 31, 2021, a one-percentage point increase in the floating interest rate would increase our interest expense by $1.2 million per annum.
Subsequent to September 30, 2022, we entered into interest rate swap agreements with various financial institutions to reduce the interest rate risk associated with fluctuations and exposure to changes in interest rates associated with our financing agreements. As of September 2022, nominal amount of $383.1 million of the interest exposure for the $570 million bank facility has been hedged at an average fixed rate of 3.13%. The swap agreements, maturing in February 2027, follow the amortization profile of the $570 million bank facility. We may enter into additional financial instruments to manage our exposure to interest rates.
Foreign currency risk. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars, for instance British Pounds, in relation to our administrative office in the U.K., and Norwegian Kroners and Euros, for operating expenses and capital expenditure projects.
We operate principal technical and operations offices in Norway, where the majority of expenses are incurred in NOK. Based on our NOK administrative expenses incurred in 2021, a 10% depreciation of the U.S. dollar against NOK would have increased our expenses by $0.8 million.
The base currency of the majority of our seafaring officers’ remuneration was the Euro. Based on the crew costs incurred in 2021, a 10% depreciation of the U.S. dollar against the Euro would have increased our crew cost for 2021 by $1.5 million.
Inflation risk. Inflation has not had a significant impact on operating or other expenses; however our contracts do not generally contain inflation-adjustment mechanisms and we are subject to risks related to inflation.
We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy continue to be affected by inflationary pressures this could result in increased operating and financing costs.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities
Not applicable.
B.	Warrants and Rights
Not applicable.
C.	Other Securities
Not applicable.
D.	American Depositary Shares
Not applicable.

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures
Not applicable.
B.	Management’s Annual Report on Internal Control Over Financial Reporting
Not applicable.
C.	Attestation Report of the Registered Public Accounting Firm
Not applicable.
D.	Changes in Internal Control Over Financial Reporting
Not applicable.
ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Not applicable.
ITEM 16B.	CODE OF ETHICS
Not applicable.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Not applicable.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18.	FINANCIAL STATEMENTS
Financial Statements are filed as part of this registration statement, beginning on page F-1.
ITEM 19.	EXHIBITS
The following documents are filed as part of this registration statement.
EXHIBIT INDEX
Exhibit No.	Description
1.1*	Memorandum of Association of Cool Company Ltd.

1.2*	Form of Amended and Restated Bye-laws of Cool Company Ltd.

1.3*	Certificate of Incorporation of Cool Company Ltd.

2.1*	Form of Registration Rights Agreement

2.2*	Facility Agreement dated February 17, 2022 for up to $570,000,000 Senior Secured Sustainability-Linked Amortizing Term Loan Facility

2.3*	Loan Agreement dated January 26, 2022 by and between Golar LNG Limited and Cool Company Ltd. relating to a $25,000,000 Revolving Facility

2.4*	Supplemental Agreement dated November 10, 2022 to the $520,000,000 Secured Loan Facility Agreement

2.5*	Guarantee and Indemnity dated November 10, 2022 by Cool Company Ltd. in Favor of ING Bank. N.V., Singapore Branch

4.1++*
Share Purchase Agreement dated January 26, 2022 by and between Cool Company Ltd. and Golar LNG Limited (incorporated by reference to Exhibit 4.29 filed with the Form 20-F filed by Golar LNG Limited on April 28, 2022)

4.2++*	Amendment Agreement to Share Purchase Agreement dated February 25, 2022 by and between Cool Company Ltd. and Golar LNG Limited

4.3++*	Share Purchase Agreement dated June 30, 2022 by and among Golar Management (Bermuda) Limited, Cool Company Ltd. and Golar LNG Limited

4.4++*	Administrative Services Agreement dated June 30, 2022 between Golar Management Ltd. and Cool Company Management Ltd.

4.5*	Master Sale Agreement dated November 3, 2022 between Quantum Crude Tankers Ltd and Cool Company Ltd.

4.6*	Option Agreement dated November 3, 2022 by and among Cool Company Ltd., Geytech Marine Ltd and Joytech Marine Ltd

Exhibit No.	Description
8.1*	List of subsidiaries

15.1*	Consent of Ernst & Young LLP

15.2*	Consent of Clarkson Research Services Limited

*	Filed herewith.
++
Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is not material and is the type of information that the registrant treats as private or confidential.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.
Cool Company Ltd.

Date:	February 14, 2023	By:	/s/ Richard Tyrrell
Name: Richard Tyrrell
Title: Chief Executive Officer

		By:	/s/ Johannes P. Boots
Name: Johannes P. Boots
Title: Chief Financial Officer

(1)	The financial statements of Pernli Marine Limited, Persect Marine Limited, Felox Marine Limited and Respent Marine Limited are presented pursuant to Rule 3-05 of Regulation S-X.

(1)	The financial statements of Pernli Marine Limited, Persect Marine Limited, Felox Marine Limited and Respent Marine Limited are presented pursuant to Rule 3-05 of Regulation S-X.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Cool Company Ltd. (as Successor to Golar Shipping
and Vessel Management)
Opinion on the Financial Statements
We have audited the accompanying combined carve-out balance sheets of Golar Shipping and Vessel Management (a carve-out business of Golar LNG Limited) (the “Predecessor Company”) as of December 31, 2021 and 2020, the related combined carve-out statements of operations, combined carve-out statements of comprehensive income, combined carve-out statements of changes in equity and combined carve-out statements of cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “combined carve-out financial statements”). In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Predecessor Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Predecessor Company’s management. Our responsibility is to express an opinion on the Predecessor Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Predecessor Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2022.

London, United Kingdom

September 6, 2022

except for Note 1, Note 2 and Note 23, as to which the date is
October 26, 2022

GOLAR SHIPPING AND VESSEL MANAGEMENT
(a carve-out business of Golar LNG Limited)

COMBINED CARVE-OUT STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020
(in thousands of $)	Notes	Predecessor 2021	Predecessor 2020
Time and voyage charter revenues	6, 10	161,958	164,740
Vessel and other management fee revenues	19	9,961	7,820
Total operating revenues		171,919	172,560

Vessel operating expenses	19, 14	(48,048)	(45,314)
Voyage, charter hire and commission expenses, net	19	(709)	(11,228)
Administrative expenses	19, 14	(17,743)	(14,437)
Depreciation and amortization	12	(43,389)	(44,328)
Total operating expenses		(109,889)	(115,307)

Other operating income	7	5,020	3,262
Operating income		67,050	60,515

Financial income/(expense)
Interest income		7	70
Interest expense	16	(18,087)	(26,953)
Other financial items	8	(380)	(895)
Net financial expenses		(18,460)	(27,778)

Income before income taxes and non-controlling interests		48,590	32,737
Income taxes	9	(222)	(353)

Net income		48,368	32,384
Net income attributable to non-controlling interests		(32,502)	(33,794)
Net income/(loss) attributable to Parent		15,866	(1,410)

Basic and diluted earnings per share	22	$15.71	$(1.40)
The accompanying notes are an integral part of these combined carve-out financial statements.

GOLAR SHIPPING AND VESSEL MANAGEMENT
(a carve-out business of Golar LNG Limited)

COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020
(in thousands of $)	Predecessor 2021	Predecessor 2020
COMPREHENSIVE INCOME
Net income	48,368	32,384

Comprehensive income	48,368	32,384

Comprehensive income (loss) attributable to:
Parent	15,866	(1,410)
Non-controlling interests	32,502	33,794
Comprehensive income	48,368	32,384
The accompanying notes are an integral part of these combined carve-out financial statements.

GOLAR SHIPPING AND VESSEL MANAGEMENT
(a carve-out business of Golar LNG Limited)

COMBINED CARVE-OUT BALANCE SHEETS AS OF
DECEMBER 31, 2021 AND 2020
(in thousands of $)	Notes	Predecessor 2021	Predecessor 2020
ASSETS
Current assets
Cash and cash equivalents		33,811	34,324
Restricted cash and short-term deposits	13	43,311	22,821
Trade accounts receivable		767	4,445
Amounts due from related parties	19	—	15
Inventories		—	915
Other current assets	11	1,404	1,936
Total current assets		79,293	64,456

Non-current assets
Restricted cash	13	780	800
Vessels and equipment, net	12	1,383,677	1,427,025
Other non-current assets	10	2,758	3,374
Total assets		1,466,508	1,495,655

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	16	338,501	453,159
Trade accounts payable		2,441	1,750
Accrued expenses	14	59,094	49,549
Amounts due to related parties	19	1,021	7,105
Other current liabilities	15	16,396	9,100
Total current liabilities		417,453	520,663

Non-current liabilities
Long-term debt	16	292,322	322,843
Other non-current liabilities	17	13,678	10,369
Total liabilities		723,453	853,875

Commitments and contingencies	20
Equity
Parent’s equity includes 1,010,000 common shares of $1.00 each issued and outstanding		568,557	495,784
Non-controlling interests	5	174,498	145,996
Total equity		743,055	641,780
Total liabilities and equity		1,466,508	1,495,655
The accompanying notes are an integral part of these combined carve-out financial statements.

GOLAR SHIPPING AND VESSEL MANAGEMENT
(a carve-out business of Golar LNG Limited)

COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020
(in thousands of $)	Notes	Predecessor 2021	Predecessor 2020
Operating activities
Net income		48,368	32,384
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	12	43,389	44,328
Amortization of deferred charges		1,259	2,021
Changes in assets and liabilities:
Compensation cost related to share-based payment		850	863
Trade accounts receivable		3,677	(370)
Inventories		915	(908)
Other current and other non-current assets		1,147	(2,199)
Amounts due to/(from) related parties		(6,068)	7,956
Trade accounts payable		691	(1,254)
Accrued expenses		9,545	6,740
Other current and non-current liabilities		6,605	(4,504)
Net cash provided by operating activities		110,378	85,057

Investing activities
Additions to vessels and equipment	12	(41)	(51)
Net cash used in investing activities		(41)	(51)

Financing activities
Proceeds from short-term and long-term debt		10,402	104,806
Repayments of short-term and long-term debt		(156,364)	(173,655)
Contributions from/(repayments of) Parent’s funding		56,057	(15,347)
Financing arrangement fees and other costs		(475)	(1,800)
Net cash used in financing activities		(90,380)	(85,996)

Net increase (decrease) in cash, cash equivalents and restricted cash		19,957	(990)
Cash, cash equivalents and restricted cash at beginning of year		57,945	58,935
Cash, cash equivalents and restricted cash at end of year		77,902	57,945

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid		5,676	11,115
Tax paid		370	432
Supplemental note to the combined carve-out statements of cash flows
The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the combined carve-out statements of cash flows:
(in thousands of $)	Notes	2021	2020	2019
Cash and cash equivalents		33,811	34,324	34,371
Restricted cash and short-term deposits (current portion)	13	43,311	22,821	23,787
Restricted cash (non-current portion)	13	780	800	777
		77,902	57,945	58,935
The accompanying notes are an integral part of these combined carve-out financial statements.

GOLAR SHIPPING AND VESSEL MANAGEMENT
(a carve-out business of Golar LNG Limited)

COMBINED CARVE-OUT STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020
(in thousands of $)	Notes	Contributed Parent’s Equity	Retained deficit	Total Parent’s Equity	Non- controlling Interest	Total Equity
Combined carve-out predecessor balance at December 31, 2019 (Unaudited)		872,251	(360,573)	511,678	117,202	628,880
Net (loss) / income		—	(1,410)	(1,410)	33,794	32,384
Cash distributions	5	—	—	—	(5,000)	(5,000)
Share based payments contribution		863	—	863	—	863
Repayments of Parent’s funding	2a	(15,347)	—	(15,347)	—	(15,347)
Combined carve-out predecessor balance at December 31, 2020		857,767	(361,983)	495,784	145,996	641,780
Net income		—	15,866	15,866	32,502	48,368
Cash distributions	5	—	—	—	(4,000)	(4,000)
Share based payments contribution		850	—	850	—	850
Capital reduction	2a	(133,812)	133,812	—	—	—
Contributions from Parent’s funding	2a	56,057	—	56,057	—	56,057
Combined carve-out predecessor balance at December 31, 2021		780,862	(212,305)	568,557	174,498	743,055
The accompanying notes are an integral part of these combined carve-out financial statements.

GOLAR SHIPPING AND VESSEL MANAGEMENT
(a carve-out business of Golar LNG Limited)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS
1. GENERAL
Golar Shipping and Vessel Management (“GSVM”, “we”, “us”, “our” or “Predecessor”) is a carve-out business of Golar LNG Limited (“Golar” or “Parent”). GSVM was engaged in the acquisition, ownership, operation and chartering of liquefied natural gas (“LNG”) carriers (“LNGCs”), previously reported within the 'Shipping' segment by Golar, and the operation of third-party fleets under management agreements, previously reported within the 'Corporate and other' segment by Golar.
The Cool Company Ltd. (“CoolCo” or “Successor”) is a private limited liability company incorporated in 2018 under the laws of Bermuda. In the period from the incorporation of CoolCo in October 2018 until early 2022 when the transactions described below occurred, the operations of CoolCo are considered insignificant. Commencing in 2022, CoolCo is engaged in the acquisition, ownership, operation and chartering of liquefied natural gas (“LNG”) carriers (“LNGCs”), and the operation of third party fleets under management agreements. As of October 26, 2022 CoolCo’s owned fleet comprised of eight LNGCs and CoolCo managed twenty-one vessels (including both LNGCs and Floating Storage and Regasification Units (“FSRUs”)) for third parties.
On January 26, 2022, CoolCo entered into various agreements with Golar, including:
1) Vessel SPA: CoolCo and Golar entered into the Vessel SPA, as amended on February 25, 2022, pursuant to which CoolCo acquired all of the outstanding shares of nine of Golar’s wholly-owned subsidiaries on various dates in March and April 2022. Eight of these entities are each the registered or disponent owner or lessee of the following modern LNG carriers: Golar Seal, Golar Crystal, Golar Ice, Golar Bear, Golar Frost, Golar Glacier, Golar Snow and Golar Kelvin (the “Vessels”), each of which operated, as of the acquisition date, under pre-existing time charters of various durations with major energy, utility and commodity trader counterparties. The ninth subsidiary, The Cool Pool Limited, is the entity responsible for the commercial marketing of these LNG carriers.
The Vessel SPA stated a purchase price for each Vessel of $145 million, subject to working capital and debt adjustments, for each vessel. Each acquisition of Golar’s subsidiaries closed on phased completion dates corresponding with the date that the respective Golar subsidiary debt was either refinanced with CoolCo’s new term facility loan (described further below) for six of the Golar subsidiaries acquired, or assumed by CoolCo (for two of the Golar subsidiaries acquired, for which lender consent was obtained for the change of control of the existing sale and leaseback arrangements for the vessels Golar Ice and Golar Kelvin, further described in Note 5 herein), which were all subject to customary conditions precedent. CoolCo’s acquisitions closed on various dates from March 3, 2022 to April 5, 2022, as follows:
Date	Name	Purpose
March 3, 2022	Golar Hull M2022 Corp.	Owns and operates Golar Crystal
March 7, 2022	Golar LNG NB12 Corporation	Owns and operates Golar Frost
March 9, 2022	Golar Hull M2021 Corp.	Owns and operates Golar Seal
March 10, 2022	Golar Hull M2027 Corp.	Owns and operates Golar Bear
April 1, 2022	Golar LNG NB10 Corporation	Owns and operates Golar Glacier
April 1, 2022	Golar Hull M2047 Corp.	Owns and operates Golar Snow
April 5, 2022	Golar Hull M2048 Corp.	Owns and operates Golar Ice*
April 5, 2022	Golar LNG NB11 Corporation	Owns and operates Golar Kelvin*
April 5, 2022	The Cool Pool Limited	Commercial management company
*
Golar agreed to remain as the guarantor of the payment obligations relating to LNG carriers of two of the acquired Golar subsidiaries, Golar Ice and Golar Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding contractual balances.

2) Revolving Credit Facility: CoolCo and Golar also entered into a Revolving Credit Facility for up to $25.0 million (with a maturity date of January 2024, a fixed interest rate of 5% and a commitment fee of 50 basis points on the undrawn amount) to fund CoolCo’s working capital requirements.

3) Transitional Services Agreement: CoolCo and Golar entered into a Transitional Services Agreement pursuant to which Golar provided corporate administrative services to CoolCo for a fixed daily fee.
4) ManCo Agreement: CoolCo and Golar reached an agreement in principle that, following the conclusion of an internal reorganization of Golar’s management organization, CoolCo would acquire Golar’s LNGC and FSRU management organization.
On January 26, 2022, CoolCo authorized the issuance of 398,990,000 additional common shares at $1 par value, increasing the total number of authorized common shares to 400,000,000. These new common shares have the same rights as the common shares in issue prior to such date.
On February 17, 2022, CoolCo entered into a senior sustainability term loan facility of $570.0 million (with a maturity date of March 2027 and an initial interest rate of the Secured Overnight Financing Rate plus 275 basis points) with a syndicate of banks, which CoolCo drew-down contemporaneously to refinance Golar’s existing financing relating to certain of the vessels acquired pursuant to the Vessel SPA, as discussed above.
In February 2022, CoolCo sold 27.5 million common shares at a price of $10.00 per share raising net proceeds of $275 million in a private placement (the “Private Placement”). The net proceeds were also used to finance the acquisition of the Vessels. As a result of the Private Placement and post-acquisitions from Golar, EPS Ventures Ltd. (“EPS”), a wholly-owned subsidiary of Quantum Pacific Shipping Ltd. (“QPSL”), became the largest shareholder with 37.5% of CoolCo’s common shares. Golar held 31.3% of the common shares and public shareholders held the remaining common shares. The common shares were listed on the N-OTC immediately following completion of the Private Placement. On February 22, 2022, CoolCo completed its listing of common shares on the Euronext Growth Oslo with the ticker “COOL”. Golar determined that it relinquished control of CoolCo on January 26, 2022.
On June 30, 2022, CoolCo entered into various agreements with Golar to purchase Golar’s LNG carrier and FSRU management organization. Golar and CoolCo entered into the ManCo SPA (as contemplated in the ManCo Agreement), pursuant to which CoolCo acquired four of Golar’s wholly-owned subsidiaries: Cool Company Management Ltd. (“Cool UK”), CoolCo Management Sdn. bhd. (“Cool Malaysia”), Cool Company Management d.o.o. (“Cool Croatia”) and Cool Company Management AS (“Cool Norway”), including employees of these entities and agreements to manage third parties’ fleets of LNG carriers and FSRUs. Cool UK and Cool Malaysia were formed and incorporated in January 2022 and March 2022, respectively, therefore, no historical results of operations of these entities therein are included within these combined carve-out financial statements.
The ManCo SPA purchase price was approximately $6.6 million, including working capital adjustments, which was paid in cash. Golar and CoolCo also entered into an Administrative Services Agreement, which replaced the Transitional Services Agreement, for the provision of IT, accounting, treasury, finance operations and other corporate overhead functions from July 1, 2022 to June 30, 2023.
References to “Hygo” refer to Golar’s former affiliate Hygo Energy Transition Ltd. (formerly known as Golar Power Ltd.) and to any one or more of its subsidiaries. References to “Golar Partners” refer to Golar’s former affiliate Golar LNG Partners LP and to any one or more of its subsidiaries. Both Hygo and Golar Partners are wholly owned by New Fortress Energy Inc. as of April 15, 2021.
As of June 30, 2022, EPS, Golar and the public owned 40.0%, 31.3% and 28.7% of the outstanding shares in CoolCo, respectively.
2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a) BASIS OF PREPARATION
The combined carve-out financial statements of GSVM as of December 31, 2021 and 2020 and for each of the years ended December 31, 2021 and 2020 are presented as carve-out financial statements and reflect the combined historical results of operations, comprehensive income, financial position and cash flows of the entities listed in note 4, the entities acquired pursuant to the Vessel SPA and the ManCo SPA which were in existence on the respective reporting dates, collectively referred to herein as the “Acquirees” and the lessor variable interest entities (“VIEs”) that we have leased vessels from under the finance lease arrangements described in note 5.
The lessor VIEs discussed further in note 5 are wholly-owned, special purpose vehicles (“SPVs”) of financial institutions. While we do not hold any equity investments in these SPVs, we have concluded, that we are the primary beneficiary of these lessor VIEs and accordingly have included these entities in our combined carve-out financial results. These combined carve-out financial statements consolidate the discrete, historical operations of these legal entities (Acquirees, VIEs and entity Cool Company Ltd.), and the equity attributable to the respective lessor VIEs is presented as non-controlling interests on the basis that there was no controlling financial interest present between these entities and that these entities previously had related operations and were previously under common management.
These combined carve-out financial statements are prepared using consistent accounting policies that were applied in Golar’s historical consolidated financial statements for the respective periods, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) (see notes 2.b and 3) and are prepared on a going concern basis.
These combined carve-out financial statements are not intended to be a complete presentation and are not necessarily indicative of the financial position or results of operations that would have been achieved if GSVM had operated on a stand-alone basis as of or during any of the periods presented, nor are they indicative of the financial condition or results going forward due to changes in GSVM following closing of the Vessel SPA and the ManCo SPA and the omission of certain operating expenses and balances, as described below.
All intercompany balances and transactions within GSVM have been eliminated. All intercompany balances and transactions between GSVM and Golar which are not trading in nature were converted to equity as funding from Parent amounting to $56.1 million at December 31, 2021 and treated as a capital reduction amounting to $133.8 million and $15.3 million at December 31, 2021 and 2020, respectively on the basis that these balances were considered a deemed distribution to the Parent (which could be considered to represent Golar’s historical investment in GSVM, including accumulated net earnings attributable to Golar, and cost allocations from Golar that were not historically allocated to GSVM). As described in note 19, certain related party transactions between GSVM and Golar are included in these combined carve-out financial statements.
The Combined Carve-out Balance Sheets reflect the assets and liabilities that are specifically identifiable and directly attributable to GSVM. Golar has historically operated a centralized treasury function therefore; Golar cash pooling arrangements, working capital and corporate derivatives have been excluded from the Combined Carve-out Balance Sheets.
The Combined Carve-out Statements of Operations include the revenues and expenses directly attributable to the generation of revenues by GSVM (including all of the revenues and expenses of the Acquirees including Cool Croatia). Golar and its affiliates have historically provided a variety of management and corporate overhead services to GSVM. The Combined Carve-out Statements of Operations includes expense allocations for i) corporate overhead functions such as legal, accounting, treasury and regulatory compliance, included in ‘Administrative expenses’, which are allocated to GSVM by Golar using a weighted vessel count of Golar’s historical fleet, ii) vessel operating functions such as technical and commercial vessel management, included in ‘Vessel operating expenses’, which are allocated based on arms-length intercompany invoicing, and iii) income taxes, included in Income taxes, which are allocated on a separate returns basis. Revenues and expenses of Cool Norway are included in the Combined Carve-out Statements of Operations based on either specific identification or an allocation using a reasonable approach based on the nature of the item, i.e. relative employee headcount and number of vessels in the fleet.
Where allocations of amounts were necessary, GSVM believes the allocation of these amounts were determined on a reasonable basis, reflecting all of the costs of GSVM and consistently applied in the periods presented.

b) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Below is a summary of the significant accounting policies used in preparing these combined carve-out financial statements:
Variable interest entity
A VIE is defined by the accounting standard as a legal entity where either (a) equity interest holders, as a group, lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Foreign currencies
Our functional currency is the U.S. dollar as the majority of our revenues are received in U.S. dollars and a majority of our expenditures are incurred in U.S. dollars. Our reporting currency is the U.S. dollar.
Transactions in foreign currencies during the year are translated into U.S. dollar at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet dates. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction and translation gains or losses are included in the Combined Carve-out Statements of Operations.
Lease accounting versus revenue accounting
Contracts relating to our LNG carriers can take the form of operating leases, sales-type leases, direct financing leases and operating and services agreements. Although the substance of these contracts is similar, the accounting treatment varies. We outline our policies for determining the appropriate U.S. GAAP treatment below.
To determine whether a contract conveys a lease agreement for a period of time, we assess whether, throughout the period of use, the customer has both of the following:
•	the right to obtain substantially all of the economic benefits from the use of the identified asset; and
•	the right to direct the use of that identified asset.
If a contract relating to an asset fails to give the counterparties both of the above rights, we account for the agreement as a revenue contract. Where we provide services unrelated to an asset contract, we account for the services as a revenue contract.
Lease accounting
When a contract is designated as a lease, we assess whether the contract is an operating lease, sales-type lease, or direct financing lease. An agreement will be a sales-type lease if any of the following conditions are met:
•	ownership of the asset is transferred at the end of the lease term;
•	the contract contains an option to purchase the asset which is reasonably certain to be exercised;
•	the lease term is for a major part of the remaining useful life of the asset, although contracts entered into the last 25% of the asset’s useful life are not subject to this criterion;
•	the discounted value of the fixed payments under the lease represent substantially all of the fair value of the asset; or
•	the asset is heavily customized such that it could not be used for another charter at the end of the term.

Lessor accounting
In making the classification assessment, we estimate the residual value of the underlying asset at the end of the lease term with reference to broker valuations. None of our lease contracts contain residual value guarantees, and any purchase options are disclosed in note 5. Agreements with renewal and termination options under the control of the lessee are included together with the non-cancellable contract period in the lease term when “reasonably certain” to be exercised or if controlled by the lessor. The determination of reasonably certain depends on whether the lessee has an economic incentive to exercise the option. We assess a lease under the modification guidance when there is change to the terms and conditions of the contract that results in a change in the scope or the consideration of the lease.
Costs directly associated with the execution of the lease or costs incurred after lease inception or the execution of the contract but prior to the commencement of the lease that directly relate to preparing the vessel for the lease (i.e. bunker costs), are capitalized and amortized to the combined carve-out statements of operations over the lease term. We also defer upfront payments (i.e. repositioning fees) on the combined carve-out balance sheets and amortize to the combined carve-out statements of operations evenly over the lease term.
Time charter operating leases
“Time and voyage charter revenues” includes fixed minimum lease payments under time charter agreements and vessel repositioning fees. Amounts generated from time charter agreements, which we classify as operating leases, are recognized over the term of the agreement on a straight-line basis as services are provided. Variable lease payments are recognized as incurred. Lease payments include fixed payments (including unavoidable in-substance payments) and variable lease payments that are based on a rate or index. We do not recognize any amounts if we have not entered into a time charter agreement with a charterer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. For our operating leases, we have elected the practical expedient to combine service revenue and operating lease income given the timing and pattern of transfer of the components are the same. Initial direct costs considered directly related to the negotiation and consummation of the time charter agreement are deferred and recognized over the lease term as services are provided.
Repositioning fees (included in “Time and voyage charter revenues”) received in respect of time charter agreements are recognized at the end of the agreement when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the agreement which is not dependent upon the vessel redelivery location, the fee will be recognized evenly over the term of the charter.
Under time charter agreements, voyage expenses are generally paid by our charterers. Voyage-related expenses, principally fuel, may also be incurred when positioning or repositioning a vessel before or after the period of the time charter agreement and during periods when the vessel is not employed or is off-hire (for example, while undergoing repairs) are recognized as incurred.
Vessel operating expenses are recognized as incurred, including drydocking, crewing, repairs and maintenance, insurance, stores, lubricant oils, consumables, logistics costs and communication expenses as well as the associated managerial cost of providing these items and services. Bunker consumption primarily represents fuel consumed during unemployment and while our Vessels are off-hire.
Cool Pool
We present our gross share of income earned and costs incurred under the Cool Pool on the face of the combined statements of operations in the line items “Time and voyage charter revenues” and “Voyage, charter hire and commission expenses, net” respectively. For Cool Pool net revenues and/or expenses generated by the other participants in the pooling arrangement, we analogize these to be either the cost of obtaining a contract or the benefit of operating within the Cool Pool, and present them within the line item “Voyage, charter hire and commission expenses, net.”
Management fee revenues
Management fees are generated from vessel management which includes commercial and technical vessel-related services and administrative services. The management services we provide are considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. We have applied the practical expedient to recognize management fee revenue in proportion to the amount that we have the right to invoice. Our contracts generally have an initial term of one year or less, with a short notice period ranging from 30 to 120 days, to end the contract. Contract assets arise when we render management services in advance of entitlement to payment from our customers.
Use of estimates
The preparation of combined carve-out financial statements requires GSVM to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined carve-out financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In assessing the recoverability of our Vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap value, charter rates, ship operating expenses, and drydocking requirements. The preparation of combined carve-out financial statements also requires GSVM to make estimates and assumptions of the assets, liabilities, revenues and expenses to be included in these combined carve-out financial statements, see note 2.a.
Insurance claims
We have two main types of insurance policies, ‘loss of hire’ (“LOH”) and ‘hull and machinery’ (“H&M”). LOH indemnifications protect us from loss of hire generated by our insured vessels and related claims are considered gain contingencies, which are recognized when the proceeds from our insurance syndication are realized or deemed realizable, net of any deductions where applicable. LOH is recognized in “Other operating income”. Our H&M policies protect us from damage that may be incurred in relation to our vessels and on-board equipment. Our insurance policies are considered loss recoveries, meaning that the timing of recognition of a claim for an insured damage occurs at the time such loss impacts the combined carve-out statements of operations, when deemed probable of being recovered from the counterparty and for an amount net of any deductions that may apply. H&M is recognized in “Vessel operating expenses”.
Cash and cash equivalents
We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.
Restricted cash and short-term deposits
Restricted cash and short-term deposits consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments, other claims which requires us to restrict cash, and cash held by the VIEs. We place our short-term deposits primarily in fixed term deposits with high credit quality financial institutions. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, reducing any credit exposure.
Trade accounts receivable
Trade receivables are presented net of allowances for expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate allowance for expected credit loss. The expected credit loss allowance is calculated using a loss rate applied against an aging matrix, with assets pooled based on the vessel type that generated the underlying revenue, which reflects similar credit risk characteristics.
Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances.

Inventories
Inventories, which are comprised principally of fuel, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.
Vessels and equipment
Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining useful economic lives. Management estimates the residual values of our vessels based on a scrap value cost of steel and aluminum times the weight of the vessel noted in lightweight tons. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons.
Refurbishment costs incurred during the period are capitalized as part of vessels and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment.
Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally every five years. For vessels that are newly built or acquired, we have adopted the “built-in overhaul” method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated. When a vessel is disposed, any unamortized drydocking expenditure is charged against income in the period of disposal. Predecessor useful lives applied are as follows:
Vessels	40 years
Drydocking expenditure	5 years
Office equipment and fittings	3 years
Impairment of long-lived assets
We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. In assessing the recoverability of our Vessels’ carrying amounts, we make assumptions regarding estimated future cash flows and estimates in respect of residual scrap value. Management performs an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.
Debt
Our debt consists of credit facilities with banks and other lenders. Debt issuances are placed directly by us or through securities dealers or underwriters and are held by financial institutions. Debt is recorded in our combined carve-out balance sheets at par value adjusted for unamortized discount or premium and net of unamortized debt issuance costs. Debt issuance costs directly related to the issuance of debt are amortized over the term and are recognized in interest expense using the effective interest method.
Deferred charges
Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan under the effective interest method. Amortization of debt issuance cost is included in “Interest expense”. These costs are presented as a deduction from the corresponding liability, consistent with debt discounts.
Contingencies
In the ordinary course of business, we are subject to various claims, lawsuits and complaints. A contingent loss is recognized in the combined carve-out financial statements if the contingency was present at the date of the combined carve-out financial statements, the likelihood of loss is considered probable and the amount can be reasonably estimated. If we determine that a reasonable estimate of the loss is a range and there is no best estimate within the range, a contingent loss is recognized for the lower amount within the range.
Fair value measurements
We account for fair value measurements in accordance with the accounting standards guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.
Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are under common control with, or subject to significant influence by, another party. Amounts owed from or to related parties are presented net of allowances for credit losses, which are calculated using a loss rate applied against an aging matrix.
Income taxes
Income taxes are based on a separate return basis. The guidance on “Income Taxes” prescribes a recognition threshold and measurement attributes for the recognition and measurement of a tax position taken or expected to be taken in a tax return. Penalties and interest, where applicable, related to uncertain tax positions are recognized in “Income taxes” in the combined carve-out statements of operations.
Segment reporting
We conduct our operations through a single operating and reportable segment, the LNG carrier market. A segment is a distinguishable component of our operations that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by management.
Earnings per share
Basic earnings per share (“EPS”) is computed based on the income available to common shareholders and the Parent’s weighted average number of shares outstanding. As at December 31, 2021 and 2020, basic and diluted EPS is determined as follows: Net income attributable to Parent divided by the Parent’s outstanding common shares of 1,010,000.
3. RECENTLY ISSUED ACCOUNTING STANDARDS
Accounting pronouncements that have been issued but not yet adopted
The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted:
Standard	Description	Date of Adoption	Effect on our Combined Carve-out Financial Statements or Other Significant Matters
ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and ASU 2021-01 Reference Rate Reform (Topic 848).
The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and 842,
		January 1, 2022	No impact as a result of the adoption of this ASU.

Standard	Description	Date of Adoption	Effect on our Combined Carve-out Financial Statements or Other Significant Matters
Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to modifications that occur after December 31, 2022.
ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.
The amendments provide guidance on the accounting for contract assets and contract liabilities from revenue contracts with customers in a business combination. The new guidance improves comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. This guidance is effective prospectively from any date beginning December 15, 2022.
		January 1, 2023	No impacts are expected as a result of the adoption of this ASU.
4. STRUCTURE
Listed below are certain of the entities included in these combined carve-out financial statements and their purpose as of December 31, 2021. See note 5 for details of the lessor VIEs included in these combined carve-out financial statements.
Name	Jurisdiction of Incorporation	Purpose
Golar Hull M2048 Corp.	Marshall Islands	Leases Golar Crystal*
Golar LNG NB10 Corporation	Marshall Islands	Leases Golar Glacier*
Golar Hull M2048 Corp.	Marshall Islands	Leases Golar Ice*
Golar LNG NB11 Corporation	Marshall Islands	Leases Golar Kelvin*
Golar Hull M2021 Corp.	Marshall Islands	Leases Golar Seal*
Golar Hull M2047 Corp.	Marshall Islands	Leases Golar Snow*
Golar Hull M2027 Corp.	Marshall Islands	Leases Golar Bear*
Golar LNG NB12 Corporation	Marshall Islands	Owns and operates Golar Frost
The Cool Pool Limited	Marshall Islands	Commercial management company
Cool Company Ltd.	Bermuda	Holding company
Cool Company Management d.o.o. (formerly Golar Management d.o.o.)	Croatia	Vessel management company
Cool Company Management AS (formerly Golar Management Norway AS)	Norway	Vessel management company
*
The above table excludes the lessor VIEs that we have leased vessels from under finance leases. The lessor VIEs are wholly-owned, special purpose vehicles (“SPVs”) of financial institutions. While we do not hold any equity investments in these SPVs, we have concluded that we are the primary beneficiary of these lessor VIEs and accordingly have included these entities in our combined carve-out financial statements. See note 5 for further details.

5. VARIABLE INTEREST ENTITIES (“VIEs”)
Lessor VIEs
As of December 31, 2021, we leased seven vessels from lessor VIEs as part of sale and leaseback agreements of which four were with ICBC Finance Leasing Co. Ltd (“ICBCL”) entities, one with a CCB Financial Leasing Corporation Limited (“CCBFL”) entity, one with a COSCO Shipping entity and one with a AVIC International Leasing Company Limited (“AVIC”) entity. Each of the ICBCL, CCBFL, COSCO Shipping and AVIC entities are wholly-owned, special purpose vehicles (“Lessor SPVs”). In each of these transactions, we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of seven to ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of each vessel’s respective lease period.
While we do not hold any equity investments in the above SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these lessor VIEs are included in our combined carve-out financial statements. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our combined carve-out financial statements at the time of each transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon aggregation of the Lessor SPVs. The equity attributable to the respective lessor VIEs is presented as non-controlling interests in these combined carve-out financial statements.
The following table gives a summary of the sale and leaseback arrangements, including repurchase options and obligations as of December 31, 2021:
Vessel	Effective from	Lessor	Sales value (in $ millions)	Lease duration	First repurchase option (in $ millions)	Date of first repurchase option	Net repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Glacier(1)	October 2014	ICBCL	204.0	10 years	173.8	October 2019(2)	113.4	April 2023
Golar Kelvin(1)	January 2015	ICBCL	204.0	10 years	173.8	January 2020(2)	71.0	January 2025
Golar Snow(1)	January 2015	ICBCL	204.0	10 years	173.8	January 2020(2)	116.2	April 2023
Golar Ice(1)	February 2015	ICBCL	204.0	10 years	173.8	February 2020(2)	71.0	January 2025
Golar Seal	March 2016	CCBFL	203.0	10 years	132.8	March 2018(2)	63.4	March 2026
Golar Crystal	March 2017	COSCO	187.0	10 years	97.3	March 2020(2)	50.0	March 2027
Golar Bear	June 2020	AVIC	160.0	7 years	100.7	June 2021(2)	45.0	June 2027
(1)
In June 2021, we entered into certain amendments to our ICBCL sale and leaseback facilities which includes (i) prepayment of $15.0 million for each sale and leaseback facility in July 2021; and (ii) brought forward our obligation to repurchase the Golar Glacier and Golar Snow to April 2023 from October 2024 and January 2025, respectively.

(2)	We did not exercise the first repurchase options.
A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of December 31, 2021, are shown below:
(in thousands of $)	2022	2023	2024	2025	2026	2027+
Golar Glacier	17,100	4,451	—	—	—	—
Golar Kelvin	19,710	19,710	18,468	—	—	—
Golar Snow	17,100	3,608	—	—	—	—
Golar Ice	19,710	19,710	19,764	162	—	—
Golar Seal(1)	13,717	13,754	13,717	13,717	—	—
Golar Crystal(2)	10,659	10,622	10,593	10,534	10,500	1,753
Golar Bear(2)	15,755	15,153	14,562	13,949	13,347	2,721
(1)
In November 2021, we entered into another supplementary agreement with the existing lender CCBFL to extend further Golar Seal’s put option to January 2025. The last payment obligation relating to the Golar Seal has been presented in 2025 even though the maturity of the lease obligation is in March 2026, due to the put option maturing in January 2025 (note 16).

(2)	The payment obligations relating to the Golar Crystal and Golar Bear above include variable rental payments due under the lease based on assumed LIBOR plus a margin.

The assets and liabilities of the lessor VIEs that most significantly impact our combined carve-out balance sheets as of December 31, 2021 and 2020, are shown below:
(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Seal	Golar Crystal	Golar Bear	2021 Total	2020 Total
Assets
Restricted cash and short-term deposits (note 13)	4,340	5,068	4,410	6,689	3,432	4,611	14,156	42,706	20,206

Liabilities
Debt:
Current portion of long-term debt and short-term debt (note 16)(1)	(82,751)	(99,463)	(81,906)	(54,872)	—	(8,691)	—	(327,683)	(442,372)
Long-term interest bearing debt – non-current portion (note 16)(1)	—	—	—	—	(78,540)	(66,109)	(104,044)	(248,693)	(268,396)
	(82,751)	(99,463)	(81,906)	(54,872)	(78,540)	(74,800)	(104,044)	(576,376)	(710,768)
Other non-current liabilities(2)	—	—	—	—	—	(11,500)	—	(11,500)	(7,500)
(1)	Where applicable, these balances are net of deferred finance charges (note 16).
(2)
Other non-current liabilities relates to dividend payable for lessor VIE of $11.5 million and $7.5 million as of December 31, 2021 and 2020, respectively. The lessor VIE declared dividends of $4.0 million and $5.0 million for the years ended December 31, 2021 and 2020, respectively, which remain unpaid as of December 31, 2021.

The most significant impact of the lessor VIE’s operations on our combined carve-out statements of operations and combined carve-out statements of cash flows, as of December 31, 2021 and 2020, are shown below:
(in thousands of $)	2021	2020
Combined carve-out statements of operations
Interest expense	16,268	20,059

Combined carve-out statements of cash flows
Net debt repayments	(145,423)	(87,289)
Net debt receipts	10,402	104,806
Financing costs paid	(475)	(1,800)
6. SEGMENT INFORMATION
We operate in one reportable segment, the LNG carrier market. During the years ended December 31, 2021 and 2020, our fleet operated under spot and short to medium-term time charters. In time charter agreements, the charterer controls the areas in which our vessels will operate, which can be worldwide. Accordingly, we do not evaluate our performance according to geographical region.

Revenues from external charterers
For the years ended December 31, 2021 and 2020, hire from the following charterers accounted for over 10% of our total combined carve-out time and voyage charter revenues:
(in thousands of $)	2021		2020
Singaporean trading house	40,715	25%	38,732	24%
European trading house	35,109	22%	1,283	1%
Dutch trading house	21,577	13%	43,536	26%
International LNG trader	19,896	12%	1,027	1%
Japanese trading house	17,807	11%	6,992	4%
British trading house	—	—%	23,686	14%
7. OTHER OPERATING INCOME
For the years ended December 31, 2021 and 2020, we received loss of hire insurance proceeds of $5.0 million for the Golar Ice, and $3.3 million for the Golar Ice and Golar Bear, respectively. These proceeds are recognized in “Other operating income” in our combined carve-out statements of operations.
8. OTHER FINANCIAL ITEMS
The following table sets forth other financial items for the years ended December 31, 2021 and 2020:
(in thousands of $)	2021	2020
Foreign exchange loss on operations	(40)	(35)
Financing arrangement fees and other costs	(202)	(730)
Other	(138)	(130)
	(380)	(895)
9. INCOME TAXES
The components of income tax expense for the years ended December 31 2021 and 2020 are as follows:
(in thousands of $)	2021	2020
Current tax expense	222	385
Deferred tax expense	—	(32)
Total income tax expense	222	353
The income taxes for the years ended December 31, 2021 and 2020 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:
(in thousands of $)	2021	2020
Effect of movement in deferred tax balances	—	(32)
Effect of adjustments in respect of current tax in prior periods	(43)	81
Effect of taxable income in various countries	265	304
Total tax expense	222	353
Jurisdictions open to examination
The earliest tax year that remains subject to examination by the major taxable jurisdictions in which we operate is 2017 (Norway).

10. OPERATING LEASES
Rental income
The minimum contractual future revenues to be received on time charters in respect of our vessels as of December 31, 2021, were as follows:
(in thousands of $)
2022	159,133
2023	55,785
2024	34,322
2025	22,174
2026 and thereafter	22,807
Total minimum contractual future revenues	294,221
The Golar Kelvin charterer extended its charter term to September 2022 from the original charter termination date of April 1, 2022. Following the expiration of its previous charter in April 2022, a new two-year time charter agreement commencing in April 2022 was entered into for Golar Seal.
The cost and accumulated depreciation of vessels leased to third parties as of December 31, 2021, was $1,658.9 million and $288.4 million, respectively ($1,658.9 million and $250.0 million as of December 31, 2020).
The components of operating lease income for the years ended December 31, 2021 and 2020 were as follows:
(in thousands of $)	2021	2020
Operating lease income(1)	145,833	163,114
Variable lease income(1)(2)	16,125	1,626
Total operating lease income	161,958	164,740
(1)
“Total operating lease income” is presented in “Time and voyage charter revenues”. During the years ended December 31, 2021 and 2020, we chartered in an external vessel and recognized operating lease income of $0.9 million and $nil, respectively.

(2)
“Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases. During the years ended December 31, 2021 and 2020, we chartered in a third party vessel and recognized $2.6 million and $4.6 million of variable lease income, respectively.

Rental expense
We lease certain office premises and equipment on-board our fleet of vessels under operating leases. Many lease agreements include one or more options to renew. We include these renewal options when we are reasonably certain that we will exercise the option. The exercise of these lease renewal options is at our discretion.
Variable lease cost relates to certain of our lease agreements which include payments that vary. These payments are primarily generated from service charges related to our usage of office premises, usage charges for equipment on-board our fleet of vessels and adjustments for inflation.
The components of operating lease cost for the years ended December 31, 2021 and 2020 were as follows:
(in thousands of $)	2021	2020
Operating lease cost(1)	3,744	4,745
Total operating lease cost	3,744	4,745
(1)
“Operating lease cost” includes short-term lease cost. During the years ended December 31, 2021 and 2020, we sub-chartered out an external vessel and recognized $3.0 million and $3.8 million of cost respectively, presented in “Voyage, charterhire and commission expense, net”. The remaining balance in total operating lease cost is included in “Vessel operating expenses”.

As of December 31, 2021 and 2020, the right-of-use assets that we recognize as a lessee pursuant to various operating leases amounted to $2.8 million and $3.4 million, respectively.

The weighted average remaining lease term for our operating leases is 4.8 years. The weighted-average discount rate applied for the majority of our operating leases is 5.5%.
The maturity of our lease liabilities as of December 31, 2021 is as follows:
(in thousands of $)
2022	762
2023	630
2024	601
2025	467
2026 and thereafter	480
Total minimum lease payments	2,940
11. OTHER CURRENT ASSETS
(in thousands of $)	2021	2020
Prepaid expenses	715	691
Other receivables	689	1,245
	1,404	1,936
12. VESSELS AND EQUIPMENT, NET
	Year Ended December 31, 2021
(in thousands of $)	Vessels	Drydocking expenditure	Office equipment and fittings	Total
Cost
As of January 1, 2021	1,658,995	24,688	342	1,684,025
Additions	—	—	41	41
Write-off of fully depreciated asset	(87)	—	—	(87)
As of December 31, 2021	1,658,908	24,688	383	1,683,979

Depreciation and amortization
As of January 1, 2021	(250,038)	(6,927)	(35)	(257,000)
Charge for the year	(38,454)	(4,934)	(1)	(43,389)
Write-off of fully depreciated asset	87	—	—	87
As of December 31, 2021	(288,405)	(11,861)	(36)	(300,302)

Net book value as of December 31, 2021	1,370,503	12,827	347	1,383,677
	Year Ended December 31, 2020
(in thousands of $)	Vessels	Drydocking expenditure	Office equipment and fittings	Total
Cost
As of January 1, 2020	1,665,120	24,688	291	1,690,099
Additions	—	—	51	51
Write-off of fully depreciated asset	(6,125)	—	—	(6,125)
As of December 31, 2020	1,658,995	24,688	342	1,684,025

Depreciation and amortization
As of January 1, 2020	(216,773)	(1,993)	(31)	(218,797)
Charge for the year	(39,390)	(4,934)	(4)	(44,328)
Write-off of fully depreciated asset	6,125	—	—	6,125
As of December 31, 2020	(250,038)	(6,927)	(35)	(257,000)

Net book value as of December 31, 2020	1,408,957	17,761	307	1,427,025

The following table presents the market values and carrying values of our vessels that we have determined have market values that are less than their carrying values as of December 31, 2021. However, based on the estimated future undiscounted cash flows of these vessels, which are significantly greater than the respective carrying value, no impairment was recognized.
(in millions of $)	As of December 31, 2021
Vessel	Market value(1)	Carrying value	Deficit
Golar Bear	156.0	172.8	(16.8)
Golar Crystal	155.5	167.8	(12.3)
Golar Frost	156.5	175.8	(19.3)
Golar Glacier	158.0	172.0	(14.0)
Golar Ice	160.8	179.2	(18.4)
Golar Kelvin	160.3	173.5	(13.2)
Golar Seal	153.3	163.0	(9.7)
Golar Snow	161.8	179.2	(17.4)
(1)
Market values are determined using reference to average broker values provided by independent brokers. Broker values are considered an estimate of the market value for the purpose of determining whether an impairment trigger exists. Broker values are commonly used and accepted by our lenders in relation to determining compliance with relevant covenants in applicable credit facilities for the purpose of assessing security quality.

Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.
13. RESTRICTED CASH AND SHORT-TERM DEPOSITS
Our restricted cash and short-term deposits balances as of December 31, 2021 and 2020 are as follows:
(in thousands of $)	2021	2020
Restricted cash and short-term deposits held by lessor VIEs(1)	42,707	20,206
Restricted cash relating to the $1.125 billion debt facility(2)	604	2,615
Restricted cash relating to office lease	780	800
Total restricted cash and short-term deposits	44,091	23,621
Less: Amounts included in current restricted cash and short-term deposits	(43,311)	(22,821)
Long-term restricted cash	780	800
(1)	These are amounts held by lessor VIEs that we are required to consolidate under U.S. GAAP into our combined carve-out financial statements as VIEs (note 5).
(2)	This refers to cash deposits required under the $1.125 billion debt facility (note 16).
14. ACCRUED EXPENSES
Our accrued expenses as of December 31, 2021 and 2020 are as follows:
(in thousands of $)	2021	2020
Interest expense	52,700	41,548
Vessel operating expenses	3,974	5,957
Administrative expenses	2,194	2,044
Current tax payable	226	—
	59,094	49,549
Vessel operating expenses comprise of accruals such as crew wages, brokers’ commissions, vessel supplies, routine repairs, maintenance, lubricating oils and other vessel expenses.
Administrative expenses comprise of accruals such as legal and professional fees and other general expenses.

15. OTHER CURRENT LIABILITIES
Our other current liabilities as of December 31, 2021 and 2020 are as follows:
(in thousands of $)	2021	2020
Deferred operating lease and charter hire revenue	10,691	8,109
Current portion of operating lease liability (note 10)	762	833
Other(1)	4,943	158
	16,396	9,100
(1)
Included in “Other” is an amount payable to Hygo as a result of the participation of its vessels in the Cool Pool of $4.8 million as of December 31, 2021. Following Golar’s sale of Hygo in April 2021, Hygo and its affiliates ceased to be related parties.

16. DEBT
As of December 31, 2021 and 2020, our long-term and short-term debt was as follows:
(in thousands of $)	2021	2020
Total long-term and short-term debt	630,823	776,002
Less: current portion of long-term debt and short-term debt	(338,501)	(453,159)
Long-term debt	292,322	322,843
Our outstanding gross debt as of December 31, 2021 was repayable as follows:
	GSVM debt	VIE debt(1)	Total debt
(in thousands of $)
2022	10,942	328,047	338,989
2023	10,942	112,485	123,427
2024	32,824	7,679	40,503
2025	—	86,219	86,219
2026 and thereafter	—	43,280	43,280
Total	54,708	577,710	632,418
Deferred finance charges	(261)	(1,334)	(1,595)
Total	54,447	576,376	630,823
(1)
These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our combined carve-out financial statements as VIEs (note 5).

As of December 31, 2021 and 2020, our debt was as follows:
(in thousands of $)	2021	2020	Maturity date
$1.125 billion facility:
- Golar Frost facility	54,708	65,649	2024/2026(1)
Subtotal (excluding lessor VIE loans)	54,708	65,649

ICBCL VIE loans:
- Golar Glacier facility	82,816	110,625
- Golar Kelvin facility	99,537	128,562
			Repayable on demand
- Golar Ice facility	54,947	83,857
- Golar Snow facility	81,970	111,108

CCBFL VIE loan:
- Golar Seal facility	78,540	90,177	2025

(in thousands of $)	2021	2020	Maturity date
COSCO VIE loan:
- Golar Crystal facility	75,094	83,596	2027

AVIC VIE loan:
- Golar Bear facility	104,806	104,806	2023
Total debt (gross)	632,418	778,380
Deferred finance charges	(1,595)	(2,378)
Total debt	630,823	776,002
(1)	The commercial loan tranche matures at the earlier of the two dates, with the remaining balance maturing at the latter date.
$1.125 billion facility
In July 2013, Golar entered into a $1.125 billion facility which bears interest at LIBOR plus a margin. At December 31, 2021, the remaining balance in the $1.125 billion facility only relates to the Golar Frost amounting to $54.7 million with a cash collateral of $0.6 million, presented under restricted cash (note 13).
The facility is divided into three tranches, with the following general terms:
Tranche	Proportion of facility	Term of loan from date of drawdown	Repayment terms
K-Sure	40%	12 years	Six-monthly installments
KEXIM	40%	12 years	Six-monthly installments
Commercial	20%	5 years	Six-monthly installments, unpaid balance to be refinanced after 5 years
The facility bears interest at LIBOR plus a margin of 2.10% for the K-Sure tranche of the facility and 2.75% for both the KEXIM and commercial tranche of the loan.
The K-Sure tranche is funded by a consortium of lenders, of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy; the KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). Repayments under the K-Sure and KEXIM tranches are due semi-annually with a 12 year repayment profile. The commercial tranche is funded by a syndicate of banks and is for a term of five years from date of drawdown with a final balloon payment depending on drawdown dates for each respective vessel. In the event the commercial tranche is not refinanced prior to the end of the five years, both K-Sure and KEXIM have an option to demand repayment of the balances outstanding under their respective tranches. In October 2018, the term of the commercial tranche, and consequently the option to K-Sure and KEXIM, was extended by 5 years. The facility is further divided into vessel-specific tranches dependent upon delivery and drawdown, with each borrower being the subsidiary owning the respective vessel.
In June 2020, we refinanced the portion of the debt facility relating to Golar Bear ahead of its maturity and the cash collateral pledged against the Golar Bear facility of $6.0 million was released. Concurrently we entered into an agreement to bareboat charter the vessel with AVIC for $110.0 million (see Lessor VIE debt below for more information).

Lessor VIEs debt
The following loans relate to our lessor VIE entities, including ICBCL, CCBFL, COSCO, and AVIC that we consolidate as VIEs. Although we have no control over the funding arrangements of these entities, we consider ourselves the primary beneficiary of these VIEs and we are therefore required to consolidate these loan facilities into our financial results. See note 5 for additional information. The vessels in the table below are secured as collateral against these borrowings’ long-term loans (note 20).
Facility	Effective from	SPV	Loan counterparty	Loan facility at inception (in $ millions)	Loan facility at December 31, 2021(in $ millions)	Loan duration/maturity	Interest
Golar Glacier	October 2014	Hai Jiao 1401 Limited	ICBCIL Finance Co.(1)	184.8	82.8	Repayable on demand	2.11% - 2.65%
Golar Snow	January 2015	Hai Jiao 1402 Limited	ICBCIL Finance Co.(1)	182.6	82.0	Repayable on demand	2.11% - 2.65%
Golar Kelvin	January 2015	Hai Jiao 1405 Limited	ICBCIL Finance Co.(1)	182.5	99.5	Repayable on demand	2.11% - 2.65%
Golar Ice	February 2015	Hai Jiao 1406 Limited	ICBCIL Finance Co.(1)	172.0	54.9	Repayable on demand	2.11% - 2.65%
Golar Seal(2)	March 2016	Compass Shipping 1 Corporation Limited	CCBFL	162.4	78.5	2025	2.46% - 3.50%
Golar Crystal	March 2017	Oriental Fleet LNG 01 Limited	COSCO Shipping	101.0	75.1	2027	LIBOR plus margin
Golar Bear(3)	June 2020	Cool Bear Shipping Limited	AVIC	110.0	104.8	2023	3.00% - 4.00%
(1)	ICBCIL Finance Co. is a related party of ICBCL.
(2)
The Golar Seal facility includes a put option that if exercised requires us to repay the facility if an appropriate long-term charter of 4 years or more is not entered into by January 2021. In November 2020, we agreed and executed an extension with CCBFL to extend such put option by one year. In November 2021, we entered into another supplemental agreement with existing lender to extend further the put option maturity to January 2025. Since then, we presented the maturity of the loan facility to January 2025 even though the maturity of the sale and leaseback arrangement is in March 2026 as the maturity date of the call option is the earlier of the two.

(3)
The sale and leaseback arrangement for the Golar Bear has a term of seven years and bears an interest rate of LIBOR plus margin of 4.00%. However, the loan facility between Cool Bear Shipping Limited and AVIC has a term of three years and bears a fixed interest rate of 4.0%. We presented the maturity of the loan facility to be in 2023 even though the maturity of the sale and leaseback arrangement is in 2027 as the maturity date of the loan facility is the earlier of the two.

Debt restrictions
Certain of our debts are collateralized by vessel liens. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels or enter into time charter agreements or consecutive voyage charter agreements. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include current assets: liabilities and minimum net worth and minimum free cash restrictions.

As of December 31, 2021, GSVM was in compliance with all of its financial covenants under its various existing loan agreements.
17. OTHER NON-CURRENT LIABILITIES
As of December 31, 2021 and 2020, our other non-current liabilities were as follows:
(in thousands of $)	2021	2020
Non-current portion of operating lease liability (note 10)	2,178	2,869
Lessor VIE dividend payable	11,500	7,500
	13,678	10,369
18. FINANCIAL INSTRUMENTS
Interest rate risk management
In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however we do not anticipate non-performance by any of our counterparties.
Foreign currency risk
The majority of our vessels’ gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur certain expenditure in other currencies, primarily Norwegian Kroner and the Croatian Kuna. There is a risk that currency fluctuations will have a negative effect on the value of our combined carve-out cash flows.
Fair values of financial instruments
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:
Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
There have been no transfers between different levels in the fair value hierarchy during the year.
The carrying value and fair value of our financial instruments at December 31, 2021 and 2020 are as follows:
		2021	2021	2020	2020
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Cash and cash equivalents	Level 1	33,811	33,811	34,324	34,324
Restricted cash and short-term deposits	Level 1	44,091	44,091	23,621	23,621
Trade accounts receivable	Level 1	767	767	4,445	4,445
Trade accounts payable	Level 1	(2,441)	(2,441)	(1,750)	(1,750)
Amounts due to related parties	Level 1	(1,021)	(1,021)	(7,090)	(7,089)
Current portion of long-term debt and short-term debt(1)(2)	Level 2	(338,988)	(338,988)	(453,412)	(453,412)
Long-term debt(2)	Level 2	(293,430)	(293,430)	(324,968)	(324,968)
(1)	The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.
(2)
Our debt obligations are recorded at amortized cost in the combined balance sheets. The amounts presented in the table above, are gross of the deferred charges amounting to $1.6 million and $2.4 million as of December 31, 2021 and 2020, respectively.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
•	The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.
•	The carrying value of restricted cash and short-term deposits is considered to be equal to the estimated fair value because of their near term maturity.
•	The carrying value of trade accounts receivable, trade accounts payable and amounts due to related parties approximate fair values because of the near term maturity of these instruments.
•
The estimated fair value for floating long-term debt is considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly basis. The fair value measurement of a liability must reflect the non-performance of the entity.

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are deposited with Nordea Bank of Finland PLC and Citibank. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.
There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with Citibank, K-Sure, KEXIM and commercial lenders of our $1.125 billion facility, as well as with ICBCL, CCBFL, COSCO, and AVIC in regards to our sale and leaseback arrangements (note 5). We believe these counterparties to be sound financial institutions, with investment grade credit ratings. Therefore, we believe this risk is remote.
19. RELATED PARTY TRANSACTIONS
Transactions with related parties:
The following table sets forth transactions with related parties for the years ended December 31, 2021 and 2020:
(in thousands of $)	2021	2020
Management fee revenue(i)	6,468	7,820
Egyptian Company for Gas Services (“ECGS”)(ii)	1,482	—
Ship and administrative management fees(i)	(5,001)	(4,546)
Total	2,949	3,274
Amounts due from related parties:
As of December 31, 2021 and 2020, balances with related parties consisted of the following:
(in thousands of $)	2021	2020
Balances due from Golar Partners and its subsidiaries(iii)	—	15
Balances due to Golar and its subsidiaries(iv)	(1,021)	(1,147)
Balances due to Hygo and its affiliates(v)	—	(5,958)
	(1,021)	(7,090)
(i)
Ship management fees – Golar through its subsidiary, Golar Management Ltd., charged ship management fees to GSVM for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar. We may terminate these agreements by providing 30 days’ written notice. In addition, Golar Management Ltd. also charged management fees to us for the provision of management and administrative services. The services provided are charged at cost plus a management fee equal to 5% of costs and expenses incurred in connection with providing these services. Where external service providers costs are incurred by Golar on behalf of us, these are recharged at cost. We may terminate the agreement by providing 120 days’ written notice.

To enable it to carry out the commercial and technical management services, and management and administrative services to the vessel companies, Golar Management Ltd. entered into management agreements with its subsidiaries, Golar Management d.o.o. (Golar Croatia) and Golar Management Norway AS (Golar Norway) to perform certain services. The services provided by Golar Croatia and Golar Norway are charged to Golar Management Ltd. at cost plus a management fee equal to 5% of their costs and expenses incurred in connection with providing these services. Either of the parties may terminate the agreement by providing 12 months’ written notice.

Following Golar’s sale of Golar Partners and Hygo in April 2021, Golar Partners, Hygo and their affiliates ceased to be related parties.
(ii)	ECGS – We chartered Golar Ice to ECGS, an affiliate of Golar’s during the year ended December 31, 2021.
(iii)
Balances due from Golar Partners and its subsidiaries – Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees and expenses for management, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. Following Golar’s sale of Golar Partners in April 2021, Golar Partners and its affiliates ceased to be related parties.

(iv)
Balances due to Golar and its subsidiaries – Receivables and payables with Golar and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when Golar pays an invoice on our behalf. Receivables and payables are generally settled quarterly in arrears. Balances owing from Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

(v)
Balances due to Hygo and its subsidiaries – Receivables and payables with Hygo and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances owing to or due from Hygo and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. Following Golar’s sale of Hygo in April 2021, Hygo and its affiliates ceased to be related parties.

Other transactions:
Net Cool Pool income/expenses – Net income/expenses relating to the other participants in the pooling arrangement are presented on our combined carve-out statements of operations in “Voyage, charter hire and commission expenses, net”. For the years ended December 31, 2021 and 2020, we recognized a net profit share of $6.0 million and a net expense share of $4.5 million, respectively, from the pooling arrangement.
The net profit sharing due to Golar and Hygo, as a result of the participation of their vessels in the Cool Pool amounted to $9.2 million of net expenses and $3.2 million net profit, respectively, for the year ended December 31, 2021 and $2.4 million and $2.1 million of net profit, respectively, for the year ended December 31, 2020.
20. OTHER COMMITMENTS AND CONTINGENCIES
Assets pledged
As of December 31, 2021 and 2020, the book value of our Vessels secured under long-term loans was as follows:
(in thousands of $)	2021	2020
Carrying value of vessels secured against long-term loans	1,383,330	1,426,718
At December 31, 2021, the lessor for the six UK tax leases of Golar has second priority interests in relation to the Golar Frost and $16.0 million cash deposit which replaced the lessor’s previous security interests in the Golar Spirit, Methane Princess and the Golar Grand.
Security interest
With effect from April 15, 2021, a financial institution held a second priority security interest on the Golar Frost. This security interest was released in March 2022, and is related to a legacy Golar claim that was subsequently settled by Golar in April 2022.
21. SHARE BASED COMPENSATION
Share options
The Golar LNG Limited Long Term Incentive Plan (“LTIP”) was adopted by Golar’s board of directors, effective October 24, 2017. The maximum aggregate number of Golar common shares that may be delivered pursuant to any and all awards under the LTIP shall not exceed 3,000,000 Golar common shares, subject to adjustment due to recapitalization or reorganization as provided under the LTIP. The LTIP allows for grants of (i) share options, (ii) share appreciation rights, (iii) restricted share awards (iv) share awards, (v) other share-based awards, (vi) cash awards, (vii) dividend equivalent rights, (viii) substitute awards and (ix) performance-based awards, or any combination of the foregoing as determined by Golar’s board of directors or nominated committee in its sole discretion. Either authorized unissued Golar shares or treasury shares (if there are any) may be used to satisfy exercised share options.

Certain employees of Golar Norway and Golar Croatia were awarded share options in previous years that have not fully vested in the years ended December 31, 2021 and 2020. In 2021 and 2020, no share options were awarded to employees.
The following assumptions were used to determine fair values of share options granted in prior years:
•	The assumption for expected future volatility is based primarily on an analysis of historical volatility of Golar’s common shares.
•
Where the criteria for using the simplified method are met, we have used this method to estimate the expected term of options based on the vesting period of the award that represents the period options granted are expected to be outstanding. Under the simplified method, the mid-point between the vesting date and the maximum contractual expiration date is used as the expected term. Where the criteria for using the simplified method are not met, we used the contractual term of the options.

•
The dividend yield has been estimated at 0.0% as the exercise price of the options are reduced by the value of dividends, declared and paid on a per share basis. The exercise price of all options is reduced by the amount of Golar dividends declared and paid.

Restricted Stock Units (“RSUs”)
Time-based RSUs
Pursuant to the LTIP, Golar granted certain individuals, including employees of Golar Norway and Golar Croatia, RSUs during the years ended December 31, 2021 and 2020, respectively. The RSUs vest equally over a period of 3 years.
The fair value of the RSU award is estimated using the market price of Golar’s common shares at grant date with expense recognized evenly over the three-year vesting period.
Performance-based RSUs
In March 2020, Golar also granted certain individuals RSUs that are subject to the achievement of a total shareholder return (“TSR”) performance condition relative to the TSR of a predetermined group of Golar’s peer companies over a three-year performance period ending December 31, 2022. Payouts of the performance-based RSUs will range from 0% to 100% of the target awards based on Golar’s TSR ranking within its peer group. These awards will vest in March 2023. A GSVM employee, pursuant to the ManCo SPA and acquisition of Golar Norway was awarded performance-based RSUs in March 2020.
The fair value of this award is estimated on the grant date using the Monte Carlo simulation model. The weighted average assumptions as of grant date are presented below:
2020
Remaining performance period	2.8 years
Contractual term	3.0 years
Golar’s expected dividend yield	0.0%
Golar’s risk-free interest rate	0.42%
Golar share price volatility	84.00%
Golar share price at grant date	$7.49
The assumption for expected future volatility is based primarily on an analysis of historical volatility of Golar’s common stock with an implied volatility factored in for the last 0.9 years of the performance period.

22. BASIC AND DILUTED EARNINGS/(LOSS) PER SHARE
The following table shows GSVM’s earnings (loss) per share on the number of shares outstanding as of December 31, 2021 and 2020:
(in thousands of $, except number of shares and per share data)	2021	2020
Net income/(loss) attributable to Parent	$15,866	$(1,410)
Number of shares outstanding	1,010,000	1,010,000
Basic and diluted earnings/(loss) per share	$15.71	$(1.40)
23. SUBSEQUENT EVENTS
GSVM performed an evaluation of subsequent events through to the date of issuance of these combined carve-out financial statements, and determined that there were no recognized or unrecognized subsequent events, other than those set forth in Note 1 to these combined carve-out financial statements, that would require an adjustment or additional disclosure in GSVM’s combined carve-out financial statements.

COOL COMPANY LTD.

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
The accompanying notes are an integral part of these unaudited condensed consolidated and combined carve-out financial statements.

COOL COMPANY LTD.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
	Nine Months Ended September 30,
		Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $, except per share amounts)	Notes	Phased period from January 27, 2022 to September 30, 2022(1)	Phased period from January 1, 2022 to June 30, 2022(1)	2021

Time and voyage charter revenues	10	104,535	37,289	119,323
Vessel and other management fee revenues	18	3,684	6,167	5,950
Amortization of intangible assets and liabilities arising from charter agreements, net	9	14,504	—	—
Total operating revenues		122,723	43,456	125,273

Vessel operating expenses	18	(24,781)	(7,706)	(36,021)
Voyage, charter hire and commission expenses, net		(1,212)	(1,229)	(2,443)
Administrative expenses		(6,262)	(5,422)	(12,810)
Depreciation and amortization	9, 12	(28,413)	(5,745)	(32,553)
Total operating expenses		(60,668)	(20,102)	(83,827)

Other operating income	6	—	4,374	5,020
Operating income		62,055	27,728	46,466

Financial income/(expense)
Interest income		389	4	4
Interest expense		(15,172)	(4,725)	(16,799)
Gains on derivative instruments		9,527	—	—
Other financial items, net	7	(2,227)	622	(293)
Net financial expenses		(7,483)	(4,099)	(17,088)

Income before income taxes and non-controlling interests		54,572	23,629	29,378
Income taxes	8	(141)	(385)	(158)
Net income		54,431	23,244	29,220
Net income attributable to non-controlling interests		(1,902)	(8,206)	(23,328)
Net income attributable to the Owners of Cool Company Ltd. / Predecessor’s Parent		52,529	15,038	5,892

Basic and diluted earnings per share	20	$1.38	$14.89	$5.83
(1)	Refer to Note 2.a for the basis of preparation of the Successor and Predecessor periods.
The accompanying notes are an integral part of these unaudited condensed consolidated and combined carve-out financial statements.

COOL COMPANY LTD.

UNAUDITED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
	Nine Months Ended September 30,
	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
	Phased period from January 27, 2022 to September 30, 2022(1)	Phased period from January 1, 2022 to June 30, 2022(1)	2021
(in thousands of $)
Comprehensive income
Net income	54,431	23,244	29,220

Comprehensive income	54,431	23,244	29,220

Comprehensive income attributable to:
Owners of Cool Company Ltd. / Predecessor’s Parent	52,529	15,038	5,892
Non-controlling interests	1,902	8,206	23,328
Comprehensive income	54,431	23,244	29,220
(1)	Refer to Note 2.a for the basis of preparation of the Successor and Predecessor periods.
The accompanying notes are an integral part of these unaudited condensed consolidated and combined carve-out financial statements.

COOL COMPANY LTD.

UNAUDITED CONDENSED BALANCE SHEETS AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
		Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	Notes	September 30, 2022	December 31, 2021
ASSETS

Current assets
Cash and cash equivalents		94,790	33,811
Restricted cash and short-term deposits	5	3,468	43,311
Trade accounts receivable		1,674	767
Intangible assets, net	9	6,338	—
Inventories		4	—
Other current assets	11	4,611	1,404
Total current assets		110,885	79,293

Non-current assets
Restricted cash	5	456	780
Vessels and equipment, net	12	1,164,815	1,383,677
Intangible assets, net	9	5,550	—
Other non-current assets	13	11,598	2,758
Total assets		1,293,304	1,466,508

LIABILITIES AND EQUITY

Current liabilities
Current portion of long-term debt and short-term debt	14	151,183	338,501
Trade accounts payable		1,467	2,441
Accrued expenses		42,335	59,094
Other current liabilities	15	38,737	16,396
Amounts due to related parties	18	8,196	1,021
Total current liabilities		241,918	417,453

Non-current liabilities
Long-term debt	14	506,195	292,322
Other non-current liabilities	16	28,700	13,678
Total liabilities		776,813	723,453

Commitments and contingencies	19
Equity
Owners’ / Parent’s equity includes 40,010,000 (2021:1,010,000) common shares of $1.00 each issued and outstanding		447,392	568,557
Non-controlling interests	5	69,099	174,498
Total equity		516,491	743,055

Total liabilities and equity		1,293,304	1,466,508
The accompanying notes are an integral part of these unaudited condensed consolidated and combined carve-out financial statements.

COOL COMPANY LTD.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
	Nine Months Ended September 30,
	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $)	Phased period from January 27, 2022 to September 30, 2022(1)	Phased period from January 1, 2022 to June 30, 2022(1)	2021

Operating activities
Net income	54,431	23,244	29,220
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	28,413	5,745	32,553
Amortization of intangible assets and liabilities arising from charter agreements, net	(14,504)	—	—
Amortization of deferred charges	1,584	1,588	895
Compensation cost related to share-based payment	67	238	618
Gains on derivative instruments	(9,527)	—	—
Changes in assets and liabilities:
Trade accounts receivable	(790)	(117)	747
Inventories	(4)	—	384
Other current and other non-current assets	3,262	(7,226)	676
Amounts due to/(from) related parties	3,583	1,252	(5,566)
Trade accounts payable	(574)	(400)	202
Accrued expenses	5,764	(180)	12,984
Other current and non-current liabilities	(6)	2,957	3,269
Net cash provided by operating activities	71,699	27,101	75,982

Investing activities
Additions to vessels and equipment	—	—	44
Consideration for acquisition of vessels and management entities	(218,276)	—	—
Net cash (used in) / provided by investing activities	(218,276)	—	44

Financing activities
Proceeds from short-term and long-term debt	570,000	—	10,073
Repayments of short-term and long-term debt	(57,507)	(498,832)	(126,670)
(Repayments of)/Contributions from Parent’s funding	—	(136,351)	51,270
Financing arrangement fees and other costs	(6,569)	—	(475)
(Repayments to) / contributions from CoolCo in connection with acquisition, net of equity proceeds	(581,072)	581,072	—
Net proceeds from equity raise	269,547	—	—
Net cash from / (used in) financing activities	194,399	(54,111)	(65,802)

Net increase (decrease) in cash, cash equivalents and restricted cash	47,822	(27,010)	10,224
Cash, cash equivalents and restricted cash at beginning of period	50,892	77,902	57,945
Cash, cash equivalents and restricted cash at end of period	98,714	50,892	68,169
(1)	Refer to Note 2.a for the basis of preparation of the Successor and Predecessor periods.
The accompanying notes are an integral part of these unaudited condensed consolidated and combined carve-out financial statements.

Supplemental note to the unaudited condensed statements of cash flows
The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited condensed statements of cash flows:
	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $)	Phased period from January 27, 2022 to September 30, 2022(1)	Phased period from January 1, 2022 to June 30, 2022(1)	December 31, 2021	September 30, 2021
Cash and cash equivalents	94,790	28,919	33,811	25,984
Restricted cash and short-term deposits (current portion)	3,468	21,973	43,311	41,400
Restricted cash (non-current portion)	456	—	780	785
	98,714	50,892	77,902	68,169
(1)	Refer to Note 2.a for the basis of preparation of the Successor and Predecessor periods.
The accompanying notes are an integral part of these unaudited condensed consolidated and combined carve-out financial statements.

COOL COMPANY LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
	Nine Month Period Ended September 30, 2021
(in thousands of $)	Contributed Parent’s Equity	Retained deficit	Total Parent’s Equity	Non- controlling Interest	Total Equity
Combined carve-out predecessor(1) balance at December 31, 2020 (Unaudited)	857,766	(361,982)	495,784	145,996	641,780
Net income for the period	—	5,892	5,892	23,328	29,220
Cash distributions	—	—	—	(4,000)	(4,000)
Share based payments contribution	618	—	618	—	618
Contributions from Parent’s funding	51,270	—	51,270	—	51,270
Combined carve-out predecessor(1) balance at September 30, 2021	909,654	(356,090)	553,564	165,324	718,888
	Nine Month Period Ended September 30, 2022
(in thousands of $)	Contributed Parent’s / Owners’ Equity	Accumulated Retained (Losses)/Earnings	Total Parent’s / Owners’ Equity	Non- controlling Interest	Total Equity
Combined carve-out predecessor(1) balance at December 31, 2021	780,862	(212,305)	568,557	174,498	743,055
Net income for the period	—	15,038	15,038	8,206	23,244
Share based payments contribution	238	—	238	—	238
Deconsolidation of lessor VIEs(2)	—	—	—	(115,412)	(115,412)
Combined carve-out predecessor(1) balance upon disposal	781,100	(197,267)	583,833	67,292	651,125
Cancellation of Parent’s equity (3)	(781,100)	197,267	(583,833)	—	(583,833)
Consolidated successor(1) balance upon acquisition	—	—	—	67,292	67,292
Issuance of shares for Private Placement(4)	266,893	—	266,893	—	266,893
Issuance of shares to Golar(5)	127,903	—	127,903	—	127,903
Fair value adjustment in relation to acquisition	—	—	—	(95)	(95)
Net income for the period	—	52,529	52,529	1,902	54,431
Share based payments contribution	67	—	67	—	67
Consolidated successor(6) balance at September 30, 2022	394,863	52,529	447,392	69,099	516,491
(1)	Refer to Note 2.a for the basis of preparation of the Successor and Predecessor periods.
(2)
Following completion of the acquisition of all of the Original Vessels under the Vessel SPA in April 2022, only two of existing seven sale and leaseback arrangements were assumed by the Company with the remaining sale and leaseback arrangements refinanced with our $570 million senior secured sustainability term loan facility (note 14). The equity attributable to the two Lessor SPVs, assumed by CoolCo, is included in non-controlling interests in the consolidated successor balance as of September 30, 2022 while the remaining lessor VIEs were deconsolidated by the Predecessor. See note 5.

(3)
Represents cancellation of 1,000,000 shares for Parent’s aggregated equity, upon disposal of entities to CoolCo pursuant to the Vessel SPA and ManCo SPA, previously presented on a combined carve-out basis during the Predecessor period.

(4)	In February 2022, CoolCo issued 27,500,000 common shares at a price of $10.00 per share raising proceeds of $275.0 million. This was offset by issuance costs totaling $8.1 million. See note 1.
(5)
Represents issuance of 12,500,000 common shares in the Company amounting to $127.9 million of equity issued to Golar in connection with the transfer of vessels on each respective entity acquisition date pursuant to the Vessel SPA. See note 1.

(6)	As of September 30, 2022 there were 40,010,000 shares outstanding.
The accompanying notes are an integral part of these unaudited condensed consolidated and combined carve-out financial statements.

COOL COMPANY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED CARVE-OUT FINANCIAL STATEMENTS
1. GENERAL
The Cool Company Ltd. (“CoolCo”, the “Company” or “Successor”) is a private limited liability company incorporated in 2018 under the laws of Bermuda. In the period from the incorporation of CoolCo in October 2018 until early 2022 when the transactions described below occurred, the operations of CoolCo are considered insignificant. Commencing in 2022, CoolCo is engaged in the acquisition, ownership, operation and chartering of liquefied natural gas (“LNG”) carriers (“LNGCs”), and the operation of third party fleets under management agreements.
As used herein and unless otherwise required by the context, the terms “CoolCo”, the “Company”, “we”, “our”, “us” and words of similar import refer to CoolCo or any one or more of its consolidated subsidiaries, or to all such entities.
References to “QPSL” refer to Quantum Pacific Shipping Ltd. and to any one or more of its subsidiaries. References to “EPS” refer to EPS Ventures Ltd., a wholly-owned subsidiary of QPSL.
As of September 30, 2022, CoolCo’s owned fleet comprised eight LNGCs and CoolCo managed twenty-one vessels (including both LNGCs and Floating Storage and Regasification Units (“FSRUs”)) for third parties.
Golar Shipping and Vessel Management (“GSVM” or “Predecessor”) was a carve-out business of Golar LNG Limited (“Golar” or “Parent”). During the Predecessor periods reported herein, GSVM was engaged in the acquisition, ownership, operation and chartering of liquefied natural gas (“LNG”) carriers (“LNGCs”), previously reported within the ‘Shipping’ segment by Golar, and the operation of third-party vessels under management agreements, previously reported within the ‘Corporate and other’ segment by Golar. On January 26, 2022, CoolCo entered into various agreements with Golar, including:
1) Vessel SPA: CoolCo and Golar entered into the Vessel SPA, as amended on February 25, 2022, pursuant to which CoolCo acquired all of the outstanding shares of nine of Golar’s wholly-owned subsidiaries on various dates in March and April 2022. Eight of these entities are each the registered or disponent owner or lessee of the following modern LNG carriers: Golar Seal, Golar Crystal, Golar Ice, Golar Bear, Golar Frost, Golar Glacier, Golar Snow and Golar Kelvin (the “Original Vessels”), each of which operated, as of the acquisition date, under pre-existing time charters of various durations with major energy, utility and commodity trader counterparties. The ninth subsidiary, The Cool Pool Limited, is the entity responsible for the commercial marketing of these LNG carriers.
The Vessel SPA stated a purchase price for each vessel of $145 million, subject to working capital and debt adjustments, for each vessel. Each acquisition of Golar’s subsidiaries closed on phased completion dates corresponding with the date that the respective Golar subsidiary debt was either refinanced with CoolCo’s new term facility loan (as described further below, for six of the Golar subsidiaries acquired) or assumed by CoolCo (for two of the Golar subsidiaries acquired, for which lender consent was obtained for the change of control of the existing sale and leaseback arrangements for the vessels Golar Ice and Golar Kelvin, further described in Note 5 herein), which were all subject to customary conditions precedent. CoolCo’s acquisitions closed on various dates from March 3, 2022 to April 5, 2022, as follows:
Date	Name	Purpose
March 3, 2022	Golar Hull M2022 Corp.	Owns and operates Golar Crystal
March 7, 2022	Golar LNG NB12 Corp.	Owns and operates Golar Frost
March 9, 2022	Golar Hull M2021 Corp.	Owns and operates Golar Seal
March 10, 2022	Golar Hull M2027 Corp.	Owns and operates Golar Bear
April 1, 2022	Golar LNG NB10 Corp.	Owns and operates Golar Glacier
April 1, 2022	Golar Hull M2047 Corp.	Owns and operates Golar Snow
April 5, 2022	Golar Hull M2048 Corp.	Leases Golar Ice*
April 5, 2022	Golar LNG NB11 Corp.	Leases Golar Kelvin*
April 5, 2022	The Cool Pool Limited.	Commercial management company
*
Golar agreed to remain as the guarantor of the payment obligations relating to LNG carriers of two of the acquired Golar subsidiaries, Golar Ice and Golar Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding contractual balances.

2) Revolving Credit Facility: CoolCo and Golar also entered into a Revolving Credit Facility for up to $25.0 million (with a maturity date of January 2024, a fixed interest rate of 5% and a commitment fee of 50 basis points on the undrawn amount) to fund CoolCo’s working capital requirements which remains undrawn as of September 30, 2022.
3) Transitional Services Agreement: CoolCo and Golar entered into a Transitional Services Agreement pursuant to which Golar provided corporate administrative services to CoolCo for a fixed daily fee.
4) ManCo Agreement: CoolCo and Golar reached an agreement in principle that following the conclusion of an internal reorganization of Golar’s management organization, CoolCo would acquire Golar’s LNGC and FSRU management organization.
On January 26, 2022, CoolCo authorized the issuance of 398,990,000 additional common shares at $1 par value, increasing the total number of authorized common shares to 400,000,000. These new common shares have the same rights as the common shares in issue prior to such date.
On February 17, 2022, CoolCo entered into a senior sustainability term loan facility of $570.0 million (with a maturity date of March 2027 and an initial interest rate of the Secured Overnight Financing Rate plus 275 basis points) with a syndicate of banks, which CoolCo drew-down contemporaneously with the respective vessel acquisitions to refinance Golar’s existing financing relating to certain of the vessels acquired pursuant to the Vessel SPA, as discussed above.
In February 2022, CoolCo sold 27.5 million common shares at a price of $10.00 per share raising proceeds of $275 million in a private placement (the “Private Placement”). The proceeds were also used to finance the acquisition of the Vessels. As a result of the Private Placement and post-acquisitions from Golar, EPS Ventures Ltd (“EPS”), a wholly-owned subsidiary of Quantum Pacific Shipping Ltd (“QPSL”), became the largest shareholder with 37.5% of CoolCo’s common shares. Golar held 31.3% of the common shares and public shareholders held the remaining common shares. The common shares were listed on Norwegian Over-The-Counter Market (N-OTC) immediately following completion of the Private Placement. On February 22, 2022, CoolCo completed its listing of common shares on the Euronext Growth Oslo with the ticker “COOL”. Golar determined that it relinquished control of CoolCo on January 26, 2022.
On June 30, 2022, CoolCo entered into various agreements (the “ManCo SPA”) with Golar to purchase Golar’s LNG carrier and FSRU management organization. Golar and CoolCo entered into the ManCo SPA (as contemplated in the ManCo Agreement), pursuant to which CoolCo acquired four of Golar’s wholly-owned subsidiaries, including employees of these entities and agreements to manage third parties’ fleets of LNG carriers and FSRUs. CoolCo’s acquisitions of the four management companies closed and these entities were conveyed the following dates:
Date	Name	Purpose
June 30, 2022	Cool Company Management d.o.o. (formerly Golar Management d.o.o.) (“Cool Croatia”)	Vessel management company in Croatia
June 30, 2022	Cool Company Management AS (formerly Golar Management Norway AS) (“Cool Norway”)	Vessel management company in Norway
June 30, 2022	Cool Company Management Ltd (“Cool UK”)*	Management company in United Kingdom
June 30, 2022	Cool Company Management Malaysia Sdn Bhd (“Cool Malaysia”)*	Management company in Malaysia
*
Cool UK and Cool Malaysia were formed and incorporated in January 2022 and March 2022, respectively; therefore, no comparative results of operations of these entities therein are included within the combined carve-out financial statements.

The aggregate amount of purchase consideration for Vessel SPA and ManCo SPA was $346.2 million. This was comprised of $127.9 million in the form of shares in the Company issued to Golar on each respective entity acquisition date pursuant to Vessel SPA, $211.7 million net cash consideration funded by acquisition-related refinancing via the Company’s senior secured sustainability term loan facility which was drawn-down contemporaneously with each respective vessel acquisition date and Vessel SPA working capital adjustments and ManCo SPA purchase price of approximately $6.6 million, including working capital adjustments, which was paid in cash. Golar and CoolCo also entered into an Administrative Services Agreement, which replaced the Transitional Services Agreement, for the provision by Golar to the Company of IT, accounting, treasury, finance operations and other corporate overhead functions from July 1, 2022 to June 30, 2023.
The table below presents the fair values and excess purchase consideration that were allocated to the Company’s assets and liabilities based upon fair values as determined by CoolCo.
(in $ millions)	Predecessor (Combined Carve-out)		Successor (Consolidated)
	Amounts derecognized on disposal(1) (A)	Fair value and other adjustments(2) (B)	Fair value of amounts acquired C = A + B	Excess purchase consideration allocation (D)	Amounts recognized upon acquisition E = C + D

Assets Acquired
Vessels and equipment, net	1,387.3	(222.2)	1,165.1	27.9	1,193.0
Favorable Contract Intangible Assets	—	13.5	13.5	—	13.5
Assembled Workforce	—	4.5	4.5	0.1	4.6
Customer Relationships	—	3.5	3.5	0.1	3.6
Other current and non-current assets	61.7	—	61.7	0.1	61.8
Total assets acquired:	1,449.0	(200.7)	1,248.3	28.2	1,276.5
Liabilities Assumed
Current portion of long-term debt	154.5	(4.5)	150.0	—	150.0
Unfavorable contracts liabilities	—	69.7	69.7	—	69.7
Other current and non-current liabilities	643.3	—	643.3	—	643.3
Total liabilities assumed:	798.8	65.2	863.0	—	863.0
Non-controlling interest	67.4	(0.1)	67.3	—	67.3
Net assets to be acquired:	583.8	(265.8)	318.0	28.2	346.2

Purchase consideration net(3)	346.2
Less: fair values of net assets acquired	(318.0)
Excess purchase consideration	28.2
(1)
The amounts derecognized upon disposal reflects the aggregate assets and liabilities that were specifically identifiable and directly attributable to the entities acquired pursuant to the Vessel SPA, that closed on various dates from March 3, 2022 to April 5, 2022, and the four management entities, acquired pursuant to the ManCo SPA that closed on June 30, 2022.

(2)
Represents the fair value and other adjustments to the assets and liabilities of entities acquired pursuant to the Vessel SPA and the ManCo SPA as of the respective disposal dates. The adjustment to Vessels and equipment, net reflect these assets at fair value consistent with the revaluation adjustment, including an impairment of vessels, recognized by the Parent in accordance with ASC 360 Property, plant and equipment, following the classification of such long-lived assets as held-for-sale within the Parent’s consolidated financial statements. However, for the purposes of GSVM the vessels were deemed as held for use and therefore no similar impairment has been recognized during the Predecessor Period within the combined carve-out statement of operations.

(3)
The Vessel SPA stated a purchase price of $145 million per vessel, subject to working capital and debt adjustments, for for each of the eight modern LNG carriers subject to working capital and debt adjustments, for each vessel, totaling to $1,160.0 million (the “Vessel SPA Purchase Price”). The Purchase Consideration, net is reconciled below:

(in $ millions)		Description
Vessel SPA purchase price	1,160.0	Vessel SPA purchase price of $145 million per vessel.
Less: Debt and leases settled	(587.3)	The settlement of the legacy debt and sale and leaseback obligations on six of the eight vessels, which was partly financed by CoolCo's $570 million bank facility (note 14).
Less: Leases assumed	(233.7)	Relates to the assumed existing sale and leaseback arrangements from Golar secured by the Golar Ice and Golar Kelvin. These leases are eliminated on consolidation (note 5).
Add: Working capital adjustments	0.6
Net purchase consideration to Golar under the Vessel SPA	339.6
Settled in the form of cash of $211.7 million and 12,500,000 CoolCo shares with an equivalent value of $127.9 million, issued to Golar for entities acquired at the respective acquisition dates pursuant to the Vessel SPA.

Add: ManCo SPA Consideration	6.6	This relates to the cash consideration for the ManCo SPA.
Purchase consideration, net	346.2
2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a) BASIS OF PREPARATION
The formation and funding of CoolCo and its acquisition of the eight TFDE LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar (as described in Note 1) were completed in a series of phased acquisitions. CoolCo commenced meaningful operations from January 27, 2022, the date of the Private Placement from which point it had the means to finance the acquisitions pursuant to the Vessel SPA and ManCo SPA. CoolCo acquired each of the thirteen legal entities from Golar on multiple acquisition dates during the period from March 3, 2022 to June 30, 2022.
As a result, these financial statements are presented as follows:
a.
The successor period of CoolCo, commencing on January 27, 2022, reflects the funds raised from the Private Placement and the phased acquisition of the legal entities acquired from Golar on the respective acquisition dates until September 30, 2022 (the “Successor Period”).

b.
The predecessor period reflects the combined carve-out financial statements of GSVM which included historical operations and results of each of the legal entities CoolCo acquired from Golar until the day prior to the respective acquisition date (the “Predecessor Period”) (see note 2.b).

The financial statements for the Successor Period are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) (see note 2.c) and on a going concern basis.
The Predecessor Period is presented on a combined carve-out basis as further described in note 2.b and in accordance with the accounting policies described in note 2.d.
b) BASIS OF PREPARATION – PREDECESSOR PERIOD
The combined carve-out financial statements of GSVM, reported under the Predecessor Period herein, are presented as carve-out financial statements and reflect the combined historical results of operations, comprehensive income, financial position and cash flows of the entities listed in note 4, the entities acquired pursuant to the Vessel SPA and the ManCo SPA, collectively referred to herein as the “Acquirees” and the lessor variable interest entities (“VIEs”) that previously leased vessels under the finance lease arrangements described in note 5.
The lessor VIEs discussed further in note 5 were wholly-owned, special purpose vehicles (“SPVs”) of financial institutions. While GSVM did not hold any equity investments in these SPVs, we concluded that GSVM were the primary beneficiary of these lessor VIEs and accordingly have included these entities in the combined carve-out financial results. The combined carve-out financial statements consolidate the discrete, historical operations of these legal entities (Acquirees, VIEs and entity Cool Company Ltd.), and the equity attributable to the respective lessor VIEs is presented as non-controlling interests on the basis that there was no controlling financial interest present between these entities and that these entities previously had related operations and were previously under common management.

These combined carve-out financial statements are prepared using consistent accounting policies that were applied in Golar’s historical consolidated financial statements for the respective periods, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) (see note 2.d) and are prepared on a going concern basis.
The combined carve-out financial statements are not intended to be a complete presentation and are not necessarily indicative of the financial position or results of operations that would have been achieved if GSVM had operated on a stand-alone basis as of or during any of the periods presented, nor are they indicative of the financial condition or results going forward due to changes in GSVM following closing of the Vessel SPA and the ManCo SPA and the omission of certain operating expenses and balances, as described below.
All intercompany balances and transactions within GSVM have been eliminated. All intercompany balances and transactions between the GSVM and Golar which were not trading in nature were converted to equity as funding from Parent, on the basis that these balances were considered a deemed distribution to the Parent (which could be considered to represent Golar’s historical investment in GSVM, including accumulated net earnings attributable to Golar, and cost allocations from Golar that were not historically allocated to GSVM). As described in note 18, certain related party transactions between the GSVM and Golar are included in the combined carve-out financial statements.
The combined carve-out balance sheet reflects the assets and liabilities that are specifically identifiable and directly attributable to GSVM. Golar has historically operated a centralized treasury function, therefore Golar cash pooling arrangements, working capital and corporate derivatives have been excluded from the combined carve-out balance sheets.
The combined carve-out statements of operations include the revenues and expenses directly attributable to the generation of revenues by GSVM (including all of the revenues and expenses of the Acquirees). Golar and its affiliates have historically provided a variety of management and corporate overhead services to GSVM. The combined carve-out statements of operations include expense allocations for i) corporate overhead functions such as legal, accounting, treasury and regulatory compliance, included in ‘Administrative expenses’, which are allocated to us by Golar using a weighted vessel count of Golar’s historical fleet, ii) vessel operating functions such as technical and commercial vessel management, included in ‘Vessel operating expenses’, which are allocated based on arms-length intercompany invoicing, and iii) income taxes, included in Income taxes, which are allocated on a separate returns basis. Revenues and expenses of Cool Norway are included in the combined carve-out statements of operations based on either specific identification or an allocation using a reasonable approach based on the nature of the item, i.e. relative employee headcount and number of vessels in the fleet.
Where allocations of amounts were necessary, GSVM believes the allocations of these amounts were determined on a reasonable basis, reflecting all of the costs of GSVM and consistently applied in the periods presented.
c) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - SUCCESSOR PERIOD:
Below is a summary of the significant accounting policies applied in the preparation of the unaudited condensed consolidated financial statements for the Successor Period.
Principles of consolidation
A VIE is defined by the accounting standard as a legal entity where either (a) equity interest holders, as a group, lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
The consolidated financial statements include the financial information of the entities listed in notes 4 and 5. Certain VIEs in which we are deemed to be subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the entity’s residual returns are consolidated. All inter-company balances and transactions are eliminated. The non-controlling interests of the above-mentioned VIEs are included in the consolidated balance sheets and statements of operations as “Non-controlling interests”. Changes in our ownership interest while we retain a controlling financial interest in a subsidiary are accounted for as equity transactions. The carrying amount of the non-controlling interest is adjusted to reflect our changed ownership interest, with any difference between the fair value of consideration and the amount of the adjusted non-controlling interest being recognized in equity.
Foreign currencies
Our functional currency is the U.S. dollar as the majority of our revenues are received in U.S. dollars and a majority of our expenditures are incurred in U.S. dollars. Our reporting currency is the U.S. dollar.
Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet dates. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction and translation gains or losses are included in the unaudited condensed statements of operations.
Lease accounting versus revenue accounting
Contracts relating to our LNG carriers can take the form of operating leases, sales-type leases, direct financing leases and operating and services agreements. Although the substance of these contracts is similar, the accounting treatment varies. We outline our policies for determining the appropriate U.S. GAAP treatment below.
To determine whether a contract conveys a lease agreement for a period of time, we assess whether, throughout the period of use, the customer has both of the following:
•	the right to obtain substantially all of the economic benefits from the use of the identified asset; and
•	the right to direct the use of that identified asset.
If a contract relating to an asset fails to give the counterparties both of the above rights, we account for the agreement as a revenue contract. Where we provide services unrelated to an asset contract, we account for the services as a revenue contract.
Lease accounting
When a contract is designated as a lease, we assess whether the contract is an operating lease, sales-type lease, or direct financing lease. An agreement will be a sales-type lease if any of the following conditions are met:
•	ownership of the asset is transferred at the end of the lease term;
•	the contract contains an option to purchase the asset which is reasonably certain to be exercised;
•	the lease term is for a major part of the remaining useful life of the asset, although contracts entered into the last 25% of the asset’s useful life are not subject to this criterion;
•	the discounted value of the fixed payments under the lease represent substantially all of the fair value of the asset; or
•	the asset is heavily customized such that it could not be used for another charter at the end of the term.
Lessor accounting
In making the classification assessment, we estimate the residual value of the underlying asset at the end of the lease term with reference to broker valuations. None of our lease contracts contain residual value guarantees, and any purchase options are disclosed in note 5. Agreements with renewal and termination options under the control of the lessee are included together with the non-cancellable contract period in the lease term when “reasonably certain” to be exercised or if controlled by the lessor. The determination of reasonably certain depends on whether the lessee has an economic incentive to exercise the option. We assess a lease under the modification guidance when there is change to the terms and conditions of the contract that results in a change in the scope or the consideration of the lease.

Costs directly associated with the execution of the lease or costs incurred after lease inception or the execution of the contract but prior to the commencement of the lease that directly relate to preparing the vessel for the lease (i.e. bunker costs), are capitalized and amortized to the unaudited condensed statements of operations over the lease term. We also defer upfront payments (i.e. repositioning fees) on the unaudited condensed balance sheets and amortize to the unaudited condensed statements of operations evenly over the lease term.
Time charter operating leases
“Time and voyage charter revenues” includes fixed minimum lease payments under time charter agreements and vessel repositioning fees. Amounts generated from time charter agreements, which we classify as operating leases, are recognized over the term of the agreement on a straight-line basis as services are provided. Variable lease payments are recognized as incurred. Lease payments include fixed payments (including unavoidable in-substance payments) and variable lease payments that are based on a rate or index. We do not recognize any amounts if we have not entered into a time charter agreement with a charterer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. For our operating leases, we have elected the practical expedient to combine service revenue and operating lease income given the timing and pattern of transfer of the components are the same. Initial direct costs considered directly related to the negotiation and consummation of the time charter agreement are deferred and recognized over the lease term as services are provided.
Repositioning fees (included in “Time and voyage charter revenues”) received in respect of time charter agreements are recognized at the end of the agreement when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the agreement which is not dependent upon the vessel redelivery location, the fee will be recognized evenly over the term of the charter.
Under time charter agreements, voyage expenses are generally paid by our charterers. Voyage-related expenses, principally fuel, may also be incurred when positioning or repositioning a vessel before or after the period of the time charter agreement and during periods when the vessel is not employed or is off-hire (for example, while undergoing repairs) are recognized as incurred.
Vessel operating expenses are recognized as incurred, including drydocking, crewing, repairs and maintenance, insurance, stores, lubricant oils, consumables, logistics costs and communication expenses as well as the associated managerial cost of providing these items and services. Bunker consumption primarily represents fuel consumed during unemployment and while our vessels are off-hire.
Cool Pool
We present our gross share of income earned and costs incurred under the Cool Pool on the face of the unaudited condensed statements of operations in the line items “Time and voyage charter revenues” and “Voyage, charter hire and commission expenses, net” respectively. For Cool Pool net revenues and/or expenses generated by the other participants in the pooling arrangement, we analogize these to be either the cost of obtaining a contract or the benefit of operating within the Cool Pool, and present them within the line item “Voyage, charter hire and commission expenses, net.”
Management fee revenues
Management fees are generated from vessel management which includes commercial and technical vessel-related services and administrative services. The management services we provide are considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. We have applied the practical expedient to recognize management fee revenue in proportion to the amount that we have the right to invoice. Our contracts generally have an initial term of one year or less, with a short notice period ranging from 30 to 120 days, to end the contract. Contract assets arise when we render management services in advance of entitlement to payment from our customers.
Use of estimates
The preparation of unaudited condensed financial statements requires CoolCo to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap value, charter rates, ship operating expenses, and drydocking requirements. Significant estimates include our estimate of fair value of identifiable net assets at acquisition date. Using different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and the results of operations.
Insurance claims
We have two main types of insurance policies, ‘loss of hire’ (“LOH”) and ‘hull and machinery’ (“H&M”). LOH indemnifications protects us from loss of hire generated by our insured vessels, as a result of H&M claims, and related claims are considered gain contingencies, which are recognized when the proceeds from our insurance syndication are realized or deemed realizable, net of any deductions where applicable. LOH is recognized in “Other operating income”. Our H&M policies protect us from damage that may be incurred in relation to our vessels and on-board equipment. Our insurance policies are considered loss recoveries, meaning that the timing of recognition of a claim for an insured damage occurs at the time such loss impacts the unaudited condensed statements of operations, when deemed probable of being recovered from the counterparty and for an amount net of any deductions that may apply. H&M premiums and related claims recoveries are recognized in “Vessel operating expenses”.
Cash and cash equivalents
We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.
Restricted cash and short-term deposits
Restricted cash and short-term deposits consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments, other claims which requires us to restrict cash, and cash held by the VIEs. We place our short-term deposits primarily in fixed term deposits with high credit quality financial institutions. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, reducing any credit exposure.
Trade accounts receivable
Trade receivables are presented net of allowances for expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate allowance for expected credit loss. The expected credit loss allowance is calculated using a loss rate applied against an aging matrix, with assets pooled based on the vessel type that generated the underlying revenue, which reflects similar credit risk characteristics.
Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances.
Allowance for credit losses
Financial assets recorded at amortized cost and off-balance sheet credit exposures not accounted for as insurance (including financial guarantees) reflect an allowance for current expected credit losses (“credit losses”) over the lifetime of the instrument. The allowance for credit losses reflects a deduction to the net amount expected to be collected on the financial asset. Amounts are written off against the allowance when management believes the un-collectability of a balance is confirmed or certain. Expected recoveries will not exceed the amounts previously written-off or current credit loss allowance by financial asset category. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. We have elected to calculate expected credit losses on the combined balance of both the amortized cost and accrued interest from the unpaid principal balance.

Inventories
Inventories, which are comprised principally of fuel, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.
Vessels and equipment
Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining useful economic lives. Management estimates the residual values of our vessels based on a scrap value cost of steel and aluminum times the weight of the vessel noted in lightweight tons. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons.
Refurbishment costs incurred during the period are capitalized as part of vessels and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment.
Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally every five years. Following acquisition of the vessels, the estimated cost of the drydocking component is amortized until the date of the first drydocking, upon which the then incurred drydocking cost is capitalized and the process is repeated. When a vessel is disposed, any unamortized drydocking expenditure is charged against income in the period of disposal.
Useful lives applied are as follows:
Vessels	30 years
Drydocking expenditure	5 years
Office equipment and fittings	3 years
Intangible assets
Our intangible assets are carried at cost and amortized on a straight-line basis over their estimated useful lives (see note 9). We review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with our accounting policy for impairment of long-lived assets.
Intangible assets or liabilities associated with the acquisition of a vessel are identified and recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where acquired charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where acquired charter rates are less than market charter rates, a liability is recorded, being the difference between the market charter rate and the acquired charter rate for an equivalent vessel. Determining the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables, including market charter rates, expected future charter rates, the level of utilization of its vessels, and its weighted average cost of capital. The amortization of contract intangible assets and liabilities follows the remaining term of underlying contracts of the vessels acquired.
The favorable contract intangible assets have a remaining amortization period of approximately one year and the unfavorable contract liabilities have a remaining amortization period of approximately five years. Assembled workforce and customer relationships intangible assets are amortized on a straight-line basis for periods of five and three years, respectively. All intangible assets and liabilities have been assigned a zero residual value.
Impairment of long-lived assets
We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows and estimates in respect of residual scrap value. Management performs an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.

Debt
Our debt consists of credit facilities, including sale and leaseback arrangements, with banks and other lenders. Debt issuances are placed directly by us or through securities dealers or underwriters and are held by financial institutions. Debt is recorded in our unaudited condensed balance sheets at par value adjusted for unamortized discount or premium and net of unamortized debt issuance costs.
Deferred charges
Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan under the effective interest method. Amortization of debt issuance cost is included in “Interest expense”. These costs are presented as a deduction from the corresponding liability, consistent with debt discounts.
Contingencies
In the ordinary course of business, we are subject to various claims, lawsuits and complaints. A contingent loss is recognized in the unaudited condensed financial statements if the contingency was present at the date of the unaudited condensed financial statements, the likelihood of loss is considered probable and the amount can be reasonably estimated. If we determine that a reasonable estimate of the loss is a range and there is no best estimate within the range, a contingent loss is recognized for the lower amount within the range.
Derivatives
We use derivatives to reduce market risks associated with our operations. We use interest rate swaps for the management of interest risk exposure. The interest rate swaps effectively convert a portion of our debt from a floating to a fixed rate over the life of the transactions without an exchange of underlying principal.
We may seek to reduce our exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts.
All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative.
Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in “Other current liabilities” in the consolidated balance sheets. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in “Other current assets” or “Other non-current assets” in the consolidated balance sheets depending on its maturity. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and qualifies for hedge accounting. For derivative instruments that are not designated i.e. economic hedges and/or those that do not qualify for hedge accounting purposes, the changes in fair value of the derivative instruments are recognized in earnings and recorded each period in current earnings in “Gains on derivative instruments”.
Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged. We have no existing interest rate swaps held for hedging.
Acquisitions
Acquisitions that meet the definition of a business under ASC 805 ‘Business combinations’ are accounted for using the acquisition method, whereby all of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration, when applicable, are recorded at fair value at the acquisition date. Any excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill. For acquisitions that do not meet the definition of a business under ASC 805, we account for the transaction as an asset acquisition whereby the cost of the acquisition is allocated to the assets acquired and liabilities assumed and no goodwill is recognized.

In assessing whether the acquisition of the assets and liabilities assumed pursuant to the Vessel SPA, ManCo SPA and related agreements meet the definition of a business, the Company assessed ASC 805 ‘Business Combinations’ and applied the screen test in accordance with paragraphs ASC 805-10-55-5A through 55-5C. The Company determined that transactions contemplated by the Vessel SPA, the ManCo SPA and related agreements meet the screen test, and consequently, the Company accounted for the acquisitions as an asset acquisition. The Company’s assessment of ASC 805 considered the fair value of the gross assets that were acquired and the liabilities assumed to determine if that fair value is concentrated in a single identifiable asset (or group of similar identifiable assets) as part of the screen test. The Company identified and calculated the fair values of the following gross assets and liabilities for the purposes of this screen test:
•	the eight TFDE LNG carriers acquired (note 12);
•	favorable contract intangible assets and unfavorable contracts liabilities (note 9);
•	customer relationship intangible asset (note 9);
•	assembled workforce intangible asset (note 9); and
•	other current assets (note 11)
The fair value of the vessels and the net fair value of the asset/liability for favorable/unfavorable in-progress time charter agreements are considered inseparable and are combined and considered a single asset for purposes of this screen test. The fair value of the gross assets acquired resulted in substantially all of the fair value being concentrated in this single combined asset: approximately 99% of the gross fair value was allocated to this single combined asset of vessels and favorable/unfavorable charter agreements, 0.3% was allocated to the customer relationship intangible asset, 0.4% was allocated to the assembled workforce intangible asset and the remainder was allocated to other current assets. As a result, the Company concluded that the transactions contemplated by the Vessel SPA and ManCo SPA, assessed in the aggregate, constitute an asset acquisition pursuant to ASC 805 because the screen test is met, and therefore the acquisition was accounted for as an asset acquisition. The asset acquisition was recognized on the respective acquisition dates, ranging from March 3, 2022 to June 30, 2022, that the Company obtained control of each respective entity acquired from Golar.
Fair value measurements
We account for fair value measurements in accordance with the accounting standards guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.
Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are under common control with, or subject to significant influence by, another party. Amounts owed from or to related parties are presented net of allowances for credit losses, which are calculated using a loss rate applied against an aging matrix.
Income taxes
Income taxes are based on a separate return basis. The guidance on “Income Taxes” prescribes a recognition threshold and measurement attributes for the recognition and measurement of a tax position taken or expected to be taken in a tax return. Penalties and interest, where applicable, related to uncertain tax positions are recognized in “Income taxes” in the unaudited condensed statements of operations.
Segment reporting
We conduct our operations through a single operating and reportable segment, the LNG carrier market. A segment is a distinguishable component of our operations that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by management.
Earnings per share
Basic earnings per share is computed based on the income available to common shareholders and the weighted average number of shares outstanding. For the period ended September 30, 2022, the basic and diluted

EPS is determined as follows: Net income attributable to the owners of Cool Company Ltd. divided by the weighted average number of outstanding common shares.
d) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – PREDECESSOR PERIOD
The accounting policies applied for the Successor Period are consistent with those applied in the Predecessor Period with the exception of the following:
Vessels and equipment
The useful life and residual value applied for vessels in the Successor Period was revised to 30 years and $20.0 million, respectively, based on management’s current best estimates, as compared to 40 years and $14.0 million, respectively, for the Predecessor Period. The built-in overhaul method of accounting applies for the vessels that are newly built or acquired in the Predecessor Period whereas not applicable in the Successor Period.
The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets.
Earnings per share
Basic and diluted earnings per share for the Predecessor Period is determined as follows: Net income attributable to the Predecessor Parent divided by the Predecessor Parent’s outstanding common shares of 1,010,000.
3. RECENTLY ISSUED ACCOUNTING STANDARDS
Adoption of new accounting standards
In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU 2021-01 Reference Rate Reform (Topic 848): Scope. These amendments provide temporary optional expedients and exception for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. We currently do not believe the use of optional expedients in ASU 2020-04 and ASU 2021-01 will have a significant impact on our unaudited condensed financial statements for the Successor Period, however we will continue to evaluate this until December 31, 2022.
In August 2020, the FASB issued ASU 2020-06 Debt – Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Topic 815). The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260. The adoption of ASU 2020-06 had no impact on our unaudited condensed financial statements for the Successor Period.
In May 2021, the FASB issued ASU 2021-04 Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40). We adopted this with effect from January 1, 2022. The adoption of ASU 2021-04 had no impact on our unaudited condensed financial statements for the Successor Period.
In July 2021, the FASB issued ASU 2021-05 Leases (Topic 842) – Lessors – Certain Leases with Variable Lease Payments. We adopted this with effect from January 1, 2022. We do not expect the adoption of ASU 2021-05 to have material impact on our unaudited condensed financial statements for the Successor Period.

Accounting pronouncements that have been issued but not yet adopted
The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted:
Standard	Description	Date of Adoption	Effect on our unaudited condensed consolidated Financial Statements or Other Significant Matters for the Successor Period
ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
Requires contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606. Generally, this new guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree (rather than having such amounts recognized by the acquirer at fair value in acquisition accounting, as has been historical practice).
		January 1, 2023	No material impacts are currently expected as a result of the adoption of this ASU.
ASU 2022-03 Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
This amendment is intended to reduce diversity in practice in the measurement of the fair value of equity securities subject to contractual sale restrictions. For entities that have investments in equity securities that are subject to contractual sale restrictions, the contractual restriction on the sale is not considered part of the unit of account of the equity security, is not considered when measuring fair value and additional disclosures are required. This amendment is required to be applied prospectively from date of adoption; early adoption is permitted.
		January 1, 2024	No impact currently expected as a result of the adoption of this ASU.
4. STRUCTURE
Listed below are the significant entities included in the Successor and Predecessor period:
Purpose
Name	Jurisdiction of Incorporation	Successor	Predecessor
Golar Hull M2022 Corporation	Marshall Islands	Owns and operates Golar Crystal	Leases Golar Crystal*
Golar LNG NB10 Corporation	Marshall Islands	Owns and operates Golar Glacier	Leases Golar Glacier*
Golar Hull M2048 Corporation	Marshall Islands	Leases Golar Ice*	Leases Golar Ice*
Golar LNG NB11 Corporation	Marshall Islands	Leases Golar Kelvin*	Leases Golar Kelvin*
Golar Hull M2021 Corporation	Marshall Islands	Owns and operates Golar Seal	Leases Golar Seal*

Purpose
Name	Jurisdiction of Incorporation	Successor	Predecessor
Golar Hull M2047 Corporation	Marshall Islands	Owns and operates Golar Snow	Leases Golar Snow*
Golar Hull M2027 Corporation	Marshall Islands	Owns and operates Golar Bear	Leases Golar Bear*
Golar LNG NB12 Corporation	Marshall Islands	Owns and operates Golar Frost	Owns and operates Golar Frost
The Cool Pool Limited	Marshall Islands	Commercial management company	Commercial management company
Cool Company Ltd.	Bermuda	Holding company	Holding company
Cool Company Management d.o.o. (formerly Golar Management d.o.o.)	Croatia	Vessel management company	Vessel management company
Cool Company Management AS (formerly Golar Management Norway AS)	Norway	Vessel management company	Vessel management company
Cool Company Management Ltd	United Kingdom	Management company	not applicable**
Cool Company Management Malaysia Sdn Bhd	Malaysia	Management company	not applicable**
*
The above table excludes the lessor VIEs that we have leased vessels from under finance leases. The lessor VIEs are wholly-owned, special purpose vehicles (“SPVs”) of financial institutions. While we do not hold any equity investments in these SPVs, we have concluded that we are the primary beneficiary of these lessor VIEs and accordingly have included these entities in our unaudited condensed financial statements. See note 5 for further details.

**
Cool Company Management Ltd and Cool Company Management Malaysia Sdn Bhd were formed and incorporated in January 2022 and March 2022, respectively, therefore, no historical results of operations of these entities are included within Predecessor period combined carve-out financial statements.

5. VARIABLE INTEREST ENTITIES (“VIEs”)
Lessor VIEs
As part of the original transactions that were entered into by Golar, the vessels we acquired under the Vessel SPA, had been sold and then subsequently leased back on a bareboat charter for a term of seven to ten years, with options available to the Predecessor to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of each vessel’s respective lease period.
Following completion of the acquisition of all of the vessels under the Vessel SPA in April 2022, only the existing sale and leaseback arrangements secured by the Golar Ice and Golar Kelvin were assumed by us, with the remaining sale and leaseback arrangements refinanced with our $570 million senior secured sustainability term loan facility (note 14). As of September 30, 2022, we leased two vessels from lessor VIEs as part of sale and leaseback agreements with ICBC Finance Leasing Co. Ltd. (“ICBCL”) entities. Each of the ICBCL entities are wholly-owned, special purpose vehicles (“Lessor SPVs”).
The equity attributable to ICBCL in Lessor SPVs is included in non-controlling interests in our consolidated results. As of September 30, 2022, the Golar Ice and Golar Kelvin are reported under “Vessels and equipment, net” in our unaudited condensed consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangements, including repurchase options and obligations.
Vessel	Effective from	Lessor	Sales value (in $ millions)	Lease duration	First repurchase option (in $ millions)	Date of first repurchase option(2)	Net repurchase obligation at end of lease term (in $ millions)	End of lease term
Successor and Predecessor Period
Golar Kelvin	January 2015	ICBCL	204.0	10 years	173.8	January 2020	71.0	January 2025
Golar Ice	February 2015	ICBCL	204.0	10 years	173.8	February 2020	71.0	January 2025

Predecessor Period
Golar Snow(1)	January 2015	ICBCL	204.0	10 years	173.8	January 2020	116.2	April 2023
Golar Glacier(1)	October 2014	ICBCL	204.0	10 years	173.8	October 2019	113.4	April 2023
Golar Seal	March 2016	CCBFL	203.0	10 years	132.8	March 2018	63.4	March 2026
Golar Crystal	March 2017	COSCO	187.0	10 years	97.3	March 2020	50.0	March 2027
Golar Bear	June 2020	AVIC	160.0	7 years	100.7	June 2021	45.0	June 2027
(1)
In June 2021, the GSVM entered into certain amendments to the ICBCL sale and leaseback facilities which included (i) prepayment of $15.0 million for each sale and leaseback facility in July 2021; and (ii) brought forward the obligations to repurchase the Golar Glacier and Golar Snow to April 2023 from October 2024 and January 2025, respectively.

(2)	For each of the sale and leaseback arrangements, the first repurchase options were not exercised.
The assets and liabilities of the lessor VIEs that most significantly impact our unaudited condensed balance sheets as of September 30, 2022 and December 31, 2021, are shown below:
	Successor	Predecessor
(in thousands of $)	September 30, 2022	December 31, 2021
Assets:
Restricted cash and short term deposits	3,468	42,706

Liabilities:
Current portion of long term debt and short term debt (note 14)(1)	(113,035)	(327,683)
Long term interest bearing debt non-current portion(1)	—	(248,693)
Accrued expenses(2)	(32,637)	(52,391)
Other non-current liabilities(3)	—	(11,500)
Total liabilities	(145,672)	(640,267)
(1)	Where applicable, these balances are net of deferred finance charges (note 14).
(2)	Includes accrued interest of lessor VIEs which although consolidated into our results, we have no control over the arrangements negotiated by these lessor VIEs including repayment profiles.
(3)
Other non-current liabilities relates to dividend payable for lessor VIE of $11.5 million as of December 31, 2021. The sale and leaseback arrangements related to those lessor VIEs that were terminated as part of the Vessel SPA acquisition.

6. OTHER OPERATING INCOME
During the Predecessor Period included within the nine month periods ended September 30, 2022 and 2021, we received loss of hire insurance proceeds for the Golar Ice of $4.4 million and $5.0 million, respectively.

7. OTHER FINANCIAL ITEMS, NET
The following table sets forth other financial items for the nine month periods ended September 30, 2022 and 2021:
	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
	Phased period from January 27, 2022 to September 30, 2022	Phased period from January 1, 2022 to June 30, 2022	2021
(in thousands of $)
Foreign exchange loss on operations	(358)	(464)	(133)
Financing arrangement fees and other costs, net	(1,721)	1,102	(84)
Other	(148)	(16)	(76)
Other financial items, net	(2,227)	622	(293)
8. INCOME TAXES
Tax charge
The components of income tax expense for the nine month periods ended September 30, 2022 and 2021 were as follows:
	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
	Phased period from January 27, 2022 to September 30, 2022	Phased period from January 1, 2022 to June 30, 2022	2021
(in thousands of $)
Current tax expense	141	366	158
Deferred tax expense	—	19	—
Total income tax expense	141	385	158
Jurisdictions open to examination
The earliest tax year that remains subject to examination by the major taxable jurisdictions in which we operate is 2017 (Norway).
9. INTANGIBLE ASSETS, NET
Intangible assets included in current assets relate to intangible assets following the completion of the transactions contemplated by the Vessel SPA, the ManCo SPA and related agreements during 2022 and are as follows:
	Favorable Contract Intangible Assets	Assembled Workforce	Customer Relationships	As of September 30, 2022
	Note A	Note B	Note B
(in thousands of $)
Cost	13,482	4,600	3,600	21,682
Less: Accumulated amortization	(9,264)	(230)	(300)	(9,794)
Net book value	4,218	4,370	3,300	11,888
Presented as:
- Current	4,218	920	1,200	6,338
- Non-current	—	3,450	2,100	5,550
	4,218	4,370	3,300	11,888

A. Favorable Contract Intangible Assets
As part of the acquisition of the eight TFDE LNG carriers pursuant to the Vessel SPA which was accounted for as an asset acquisition, we remeasured the below/above market fair value of the existing underlying time charter party (TCP) contracts that we acquired across the fleet that were included in the pooling arrangement at the respective acquisition dates. The favorable TCP contracts are included under intangible assets and unfavorable TCP contracts are included as liabilities. The net book value of favorable contract intangible assets, net of $4.2 million is included within “current assets”. The fair value of the unfavorable contracts liabilities of $18.8 million and $27.1 million are included within “other current liabilities” and “other non-current liabilities”, respectively.
The amortization income for the nine month period ended September 30, 2022 amounted to $14.5 million ($23.8 million amortization income of contract liabilities net of $9.3 million amortization expense of contract intangible assets). The net amortization income or expense is included in “Amortization of intangible assets and liabilities arising from charter agreements, net” in the condensed consolidated statements of operations.
B. Assembled Workforce and Customer Relationships
As part of completion of the ManCo SPA, CoolCo purchased Golar’s LNGC and FSRU management organization, pursuant to which CoolCo acquired four of Golar’s wholly-owned subsidiaries: Cool Company Management Ltd., Cool Malaysia, Cool Croatia and Cool Norway, including employees of these entities and agreements to manage third parties’ fleets of LNGCs and FSRUs.
Upon acquisition date pursuant to the ManCo SPA on June 30, 2022, we identified “Assembled workforce” as one of the assets acquired in the asset acquisition and recognized it at fair value on the acquisition date. We also identified “Customer relationships” as one of the assets acquired in the asset acquisition and recognized it at fair value on the acquisition date, which is comprised of the management agreements that we acquired to provide commercial and technical vessel management for third party fleets of LNGCs and FSRUs. The net amortization expense for the nine month period ended September 30, 2022 amounted to $0.5 million and is included within “Depreciation and amortization” in the condensed consolidated statements of operations.
As of September 30, 2022, there was no impairment of intangible assets.
10. OPERATING LEASES
Rental income
The components of operating lease income for the nine months period ended September 30, 2022 and 2021 were as follows:
	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
	Phased period from January 27, 2022 to September 30, 2022	Phased period from January 1, 2022 to June 30, 2022	2021
(in thousands of $)
Operating lease income	101,288	37,506	105,818
Variable lease income / (expense)(1)	3,247	(217)	13,505
Total operating lease income(2)	104,535	37,289	119,323
(1)	“Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.
(2)
“Total operating lease income” is included within “Time and voyage charter revenues”. During the nine month period ended September 30, 2021, we chartered in an external vessel and recognized operating lease income of $0.9 million and $2.6 million of variable lease income. No similar external vessel was chartered for the nine month period ended September 30, 2022.

11. OTHER CURRENT ASSETS
	Successor	Predecessor
(in thousands of $)	September 30, 2022	December 31, 2021
Prepaid expenses(1)	2,780	715
Other receivables	1,831	689
Other current assets	4,611	1,404
(1)
Prepaid expenses include deferred costs, in connection with a proposed public offering of the Company's common shares on an international exchange, amounting to $2.0 million which primarily consists of direct and incremental fees for legal, professional and other third-party services relating to the proposed offering. Subsequent to third quarter of 2022, the Company completed a follow-on equity offering in a private placement and changed its intent from a proposed public offering to a direct listing only, resulting in such deferred costs to be recognized in the statement of operations in the fourth quarter.

12. VESSELS AND EQUIPMENT, NET
As of September 30, 2022 and December 31, 2021, our vessels and equipment, net consisted of the following:
	Successor	Predecessor
(in thousands of $)	September 30, 2022	December 31, 2021
Vessels(1)	1,192,606	1,683,596
Office equipment and fittings	423	383
Less: Accumulated depreciation and amortization(2)	(28,214)	(300,302)
Total vessels and equipment, net	1,164,815	1,383,677
(1)
Vessels includes the cost of drydocking expenditure. As part of the asset acquisition of the eight LNGCs pursuant to the Vessel SPA, we revalued the vessels to fair value as of the respective acquisition dates. Fair value was determined in accordance with ASC 820, using a market approach, considering third party vessel valuations and comparable acquisition transactions.

(2)	Depreciation and amortization charges during the Successor Period reflects the impact of remeasurement to fair value of the LNGCs acquired pursuant to the Vessel SPA. See note 1.
Depreciation and amortization expense during the Predecessor Period for the nine month periods ended September 30, 2022 and 2021 amounted to $5.7 million and $32.6 million, respectively. Depreciation and amortization expense during the Successor Period for the nine month period ended September 30, 2022 amounted to $27.9 million.
Capitalized drydocking costs of $15.0 million are included within vessel cost as of September 30, 2022 which will be depreciated until the next expected drydocking for each respective vessel.
13. OTHER NON CURRENT ASSETS
	Successor	Predecessor
(in thousands of $)	September 30, 2022	December 31, 2021
Mark-to-market asset on interest rate swaps	9,527	—
Operating lease right-of-use-assets	993	2,443
Others	1,078	315
Other non-current assets	11,598	2,758

14. DEBT
As of September 30, 2022 and December 31, 2021, our long-term and short-term debt were as follows:
	Successor	Predecessor
(in thousands of $)	September 30, 2022	December 31, 2021
Total long-term and short-term debt (1)	657,378	630,823
Less: current portion of long-term debt and short-term debt(1)	(151,183)	(338,501)
Long-term debt(1)	506,195	292,322
At September 30, 2022, our debt is broken down further as follows:
	Successor
(in thousands of $)	CoolCo debt	VIE Debt(2)	Total
Current portion of long-term debt and short-term debt(1)	38,148	113,035	151,183
Long-term debt (1)	506,195	—	506,195
Total(1)	544,343	113,035	657,378
(1)	The amounts presented in the table above, are net of the deferred charges amounting to $5.9 million and $1.6 million as of September 30, 2022 and December 31, 2021, respectively.
(2)	This amount relates to the lessor VIEs (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP (see note 5).
Senior secured sustainability term loan facility
On February 17, 2022, we entered into a senior secured sustainability term loan facility, which refinanced six of the eight vessels, of up to $570.0 million (the “$570 million bank facility”) with a maturity date of March 2027 and an initial interest rate of the Secured Overnight Financing Rate plus 275 basis points with a syndicate of banks, which CoolCo drew-down contemporaneously with the acquisition of the Golar subsidiaries owning the vessels. From January 1, 2023, the margin will decrease to 270 basis points if specified sustainability performance targets with respect to vessel efficiency ratios are met, or increase to 280 basis points if such targets are not met. Such targets lower each year from 2022 to 2026. As of September 30, 2022, the balance outstanding under the $570 million bank facility amounted to $550.2 million.
As of September 30, 2022, we were in compliance with all covenants under our existing debt and lease agreements.
15. OTHER CURRENT LIABILITIES
Other current liabilities as of September 30, 2022 and December 31, 2021 are as follows:
	Successor	Predecessor
(in thousands of $)	September 30, 2022	December 31, 2021
Deferred operating lease and charter hire revenue	13,170	10,691
Unfavorable contract intangibles (note 9)	18,790	—
Current portion of operating lease liability	616	762
Debt guarantee liability (note 18)	993	—
Other payables (1)	5,168	4,943
Other current liabilities	38,737	16,396
(1)
Included in “Other Payables” is an amount payable to Hygo Energy Transition Ltd. (“Hygo”) as a result of the participation of its vessels in the Cool Pool of $5.0 million as of September 30, 2022 (December 31, 2021: $4.8 million). Following Golar’s sale of Hygo in April 2021, Hygo and its affiliates ceased to be related parties.

16. OTHER NON-CURRENT LIABILITIES
As of September 30, 2022 and December 31, 2021, our other non-current liabilities were as follows:
	Successor	Predecessor
(in thousands of $)	September 30, 2022	December 31, 2021
Unfavorable contract intangibles (note 9)	27,124	—
Non-current portion of operating lease liability	593	2,178
Lessor VIE dividend payable	—	11,500
Others	983	—
Other non-current liabilities	28,700	13,678
17. FINANCIAL INSTRUMENTS
Interest rate risk management
In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective, hedge our interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however we do not anticipate non-performance by any counterparties.
We manage our debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The following table summarizes the terms of interest rate swaps as of September 30, 2022:
Instrument (in thousands of $)	Notional amount	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving Floating, pay fixed	383,082	February 2027	2.69% to 3.63%
Fair values of financial instruments
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:
Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
There have been no transfers between different levels in the fair value hierarchy during the nine months period ended September 30, 2022.
The carrying value and estimated fair value of our financial instruments as of September 30, 2022 and December 31, 2021 are as follows:
		Successor		Predecessor
		September 30, 2022		December 31, 2021
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Cash and cash equivalents(1)	Level 1	94,790	94,790	33,811	33,811
Restricted cash and short-term deposits	Level 1	3,924	3,924	44,091	44,091
Trade accounts receivable(2)	Level 1	1,674	1,674	767	767
Trade accounts payable(2)	Level 1	(1,467)	(1,467)	(2,441)	(2,441)
Current portion of long-term debt and short-term debt (3)(4)	Level 2	(152,519)	(152,519)	(338,988)	(338,988)
Long-term debt (4)	Level 2	(510,774)	(510,774)	(293,430)	(293,430)
Derivatives:
Interest rate swaps asset (5)(6)	Level 2	9,527	9,527	—	—

(1)	The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.
(2)	The carrying values of trade accounts receivable and trade accounts payable approximate fair values because of the near term maturity of these instruments.
(3)	The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.
(4)
Our debt obligations are recorded at amortized cost in the unaudited condensed consolidated and combined carve-out balance sheets. The amounts presented in the table above, are gross of the deferred charges amounting to $5.9 million and $1.6 million as of September 30, 2022 and December 31, 2021, respectively.

(5)	Derivative assets are presented within other non-current assets on the condensed consolidated balance sheet.
(6)
The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and our creditworthiness and that of our counterparties.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
•	The carrying value of restricted cash and short-term deposits is considered to be equal to the estimated fair value because of their near term maturity; and
•
The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are adjusted on a quarterly basis. The fair value measurement of a liability must reflect the non-performance of the entity.

Foreign currency risk
The majority of our vessels’ gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur certain expenditure in other currencies, primarily Norwegian Kroner and the Croatian Kuna. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.
Concentration of risk
There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are deposited with Nordea Bank of Finland PLC and Citibank. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.
18. RELATED PARTY TRANSACTIONS
Transactions with related parties:
The following table sets forth transactions with related parties for the nine month periods ended September 30, 2022 and 2021:
	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
	Phased period from January 27, 2022 to September 30, 2022	Phased period from January 1, 2022 to June 30, 2022	2021
(in thousands of $)
Ship management fee revenue (a)	1,193	1,342	3,983
Ship management and administrative services expense (a)	(3,500)	(730)	(3,754)
Egyptian Company for Gas Services (“ECGS”) (b)	—	—	1,482
Debt guarantee compensation (c)	(563)	—	—
Commitment fee (d)	(86)	—	—
	(2,956)	612	1,711

Amounts due to related parties:
As of September 30, 2022 and December 31, 2021, balances with related parties consisted of the following:
	Successor	Predecessor
(in thousands of $)	September 30, 2022	December 31, 2021
Balances due to Golar and its subsidiaries (e)	4,346	1,021
Balances due to QPSL and its affiliates (f)	3,850	—
	8,196	1,021
(a)
Ship management fees revenue / Ship management and administrative services expense - Golar through its subsidiary, Golar Management Ltd. (“Golar Management”), charged ship management fees for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services were provided by Golar. This provision of technical and commercial management services includes management of four vessels owned by subsidiaries of QPSL, subsequently acquired by the Company (note 21). On June 30, 2022, upon completion of the ManCo SPA, the ship management agreements were acquired by the Company.

In addition, Golar Management and Golar Management (Bermuda) Ltd., entered into the CoolCo Transition Services Agreement (“TSA”) pursuant to which Golar provided corporate administrative services to CoolCo. On June 30, 2022, upon completion of the CoolCo Disposal, the CoolCo TSA was replaced by the CoolCo Administrative Services Agreement (“ASA”), for the provision of IT, accounting, treasury, finance operations and other corporate overhead functions.
(b)	ECGS - We chartered Golar Ice to ECGS, an affiliate of Golar’s during the nine months period ended September 30, 2021.
(c)
Debt guarantee compensation – Golar agreed to remain as the guarantor of the payment obligations of two of the acquired subsidiaries’ debt relating to two LNG carriers, Golar Ice and Golar Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding principal balances, which as of September 30, 2022 was $218.6 million. The compensation amounted to $0.6 million for the nine month period ended September 30, 2022.

(d)
Commitment fee – We obtained a two years revolving credit facility of $25.0 million from Golar, which remains undrawn as of September 30, 2022. The facility bears a fixed interest rate and commitment fee on the undrawn loan of 5% and 0.5% per annum, respectively. The commitment fee amounted to $0.1 million for the nine months ended September 30, 2022.

(e)
Balances due to Golar and its subsidiaries - Receivables and payables with Golar and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when Golar pays an invoice on our behalf. Receivables and payables are generally settled quarterly in arrears. Balances owing from Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

(f)
Balances due to QPSL and its subsidiaries - Receivables and payables with QPSL and its subsidiaries are comprised primarily of management fees advances received for managing their vessels. We assumed these balances upon conclusion of the acquisition of the LNG carrier and FSRU management organization on June 30, 2022.

19. OTHER COMMITMENTS AND CONTINGENCIES
Security interest
With effect from April 15, 2021, a financial institution held a second priority security interest on the Golar Frost. This security interest was released in March 2022, which was related to a legacy Golar claim that was subsequently settled by Golar during April 2022.
20. BASIC AND DILUTED EARNINGS PER SHARE
The following table shows the Company’s earnings per share on the number of shares issued and outstanding as of September 30, 2022 and December 31, 2021:
	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
	Phased period from January 27, 2022 to September 30, 2022	Phased period from January 1, 2022 to June 30, 2022	2021
(in thousands of $, except number of shares and per share data)
Net income attributable to Owners of Cool Company Ltd. / Predecessor’s Parent	52,529	15,038	5,892
Weighted average number of shares outstanding	37,933,018	1,010,000	1,010,000
Basic and diluted earnings per share	$1.38	$14.89	$5.83

21. SUBSEQUENT EVENTS
Operational Updates
In November 2022, for a vessel due to enter the spot market, a charter was agreed at $120,000 per day for three years. For another vessel, the Company concluded discussions for another three-year charter commencing in Q1 2023 at a rate that steps down from a high level to a lower level and averages approximately $120,000 per day over the period of the charter.
Interest Rate Swaps
During October 2022, CoolCo entered into further interest rate swap agreements with various financial institutions that converts floating rate interest obligations under the $570 million bank facility to fixed interest rates. As a result, the entire interest rate exposure on the nominal outstanding amount of $550.2 million for the $570 million bank facility has now been hedged at an average fixed rate of 3.37%, resulting in an average all-in rate of 6.12%. The swap agreements have a start date in October 2022, maturing in February 2027, and follow the amortization profile of the $570 million bank facility.
Second Private Placement
In November 2022, the Company completed private placement of shares consisting of (i) a primary offering of new shares in the Company and (ii) a secondary offering of existing shares by Golar (the “Second Private Placement”). The Company raised gross proceeds equivalent to approximately $170 million through an issuance of 13,678,462 new shares, and Golar sold 8,046,154 existing shares for approximately $100 million. The shares were placed at a price per share of NOK 130.
Upon completion of the Second Private Placement, the Company has a total of 53,688,462 outstanding shares, each share par value $1.00. EPS acquired shares as part of the Second Private Placement for approximately $134.1 million, and as a result as of February 14, 2023 EPS owns approximately 49.9% of CoolCo’s outstanding shares, Golar owns 8.3% and 41.8% of the outstanding shares are held by the public.
Vessels Acquisition
In November 2022, the Company completed the acquisition of four SPVs with contracted LNG carriers, the 2021 built 2-stroke Kool Orca, the 2020 built 2-stroke Kool Firn, and the 2015 built TFDE vessels Kool Boreas and Kool Baltic from Quantum Crude Tankers Ltd, an affiliate of EPS, for an aggregate purchase price of approximately $660 million. The Company financed the purchase price with the $170 million Share issue of the Second Private Placement and assumed debt of a $520 million term loan facility secured by the four SPVs. Maturing in May 2029, the facility carries interest at SOFR plus a margin of 2.0%. Approximately $20 million principal repayment in respect of this facility was paid on November 14, 2022.
In connection with the vessel acquisitions described above, the Company entered into an option agreement with an affiliate of EPS to acquire newbuild contracts for a further two 2-stroke LNG carriers that are scheduled to be delivered in Q1 2025. These two options are exercisable before the end of Q2 2023 at a vessel valuation of $234 million each.
Corporate Update
Golar Hull M2048 Corp. was renamed to Kool Ice Corporation effective January 23, 2023.
Golar LNG NB12 Corp. was renamed to Kool Frost Corporation effective February 1, 2023. The vessel owned and operated by this entity was renamed to Kool Frost from Golar Frost effective February 3, 2023.

PERNLI MARINE LIMITED
UNAUDITED FINANCIAL STATEMENTS
PERIOD FROM DATE OF INCORPORATION
APRIL 29, 2022 TO SEPTEMBER 30, 2022

PERNLI MARINE LIMITED
UNAUDITED BALANCE SHEET
(in U.S. Dollars, except for share data)
September 30, 2022
ASSETS
Current assets:
Amount due from related company, trade	$5,977,373
Amount due from immediate holding company, non-trade	100
Prepaid expenses and other current assets	1,188,968
Inventories	218,328
Total current assets	7,384,769

Noncurrent asset:
Vessel, net of accumulated depreciation of $2,297,754	146,753,066
Total noncurrent asset	146,758,066

Total assets	$154,137,835

LIABILITIES AND EQUITY
Current liabilities:
Trade payable and accrued expenses	1,939,531
Current portion of long-term debt	10,636,749
Amount due to related party, non-trade	29,500,000
Total current liabilities	42,076,280

Noncurrent liability:
Long-term debt, net of deferred financing cost of $349,258	106,923,469
Total noncurrent liability	106,923,469

Total liabilities	148,999,749

Equity:
Common stock, no par value; 500 shares authorized, 100 shares issued and outstanding as of September 30, 2022	100
Accumulated earnings	5,137,986
Total equity	5,138,086

Total liabilities and equity	$ 154,137,835
See accompanying notes to financial statements.

PERNLI MARINE LIMITED
UNAUDITED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in U.S. Dollars)
For the Period from April 29, 2022 to September 30, 2022
Revenues	$11,042,745

Operating expenses:
Voyage expenses	25,754
Vessel operating expenses	1,918,114
Depreciation	2,297,754
Total operating expenses	4,241,622

Operating income	6,801,123

Other income (expense):
Interest expense	(1,665,369)
Foreign exchange gain, net	2,232
Other expense, net	(1,663,137)

Net income, representing comprehensive income	$5,137,986
See accompanying notes to financial statements.

PERNLI MARINE LIMITED
UNAUDITED STATEMENT OF EQUITY
(in U.S. Dollars)
	Share capital	Accumulated profits	Total
	US$	US$	US$

Balance at April 29, 2022, date of incorporation	$—	$—	$—

Issuance of shares on April 29, 2022, date of incorporation	100	—	100

Net income	—	5,137,986	5,137,986

Balance at September 30, 2022	$100	$5,137,986	$5,138,086
See accompanying notes to financial statements.

PERNLI MARINE LIMITED
UNAUDITED STATEMENT OF CASH FLOWS
(in U.S. Dollars)
Period from April 29, 2022 to September 30, 2022
Cashflows from operating activities:
Net income	$5,137,986
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,297,754
Amortization of deferred financing costs	32,218
Changes in operating assets and liabilities:
Amount due from related company, trade	(6,716,163)
Prepaid expenses and other current assets	(1,188,968)
Inventories	(218,328)
Trade payable and accrued expenses	655,501
Net cash provided by operating activities	—

Net increase in cash and cash equivalents	—

Cash and cash equivalents at the beginning of period	—
Cash and cash equivalents at end of period	—
See accompanying notes to financial statements.

PERNLI MARINE LIMITED
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(in U.S. Dollars)
1	GENERAL INFORMATION
Pernli Marine Ltd. (the “Company”) is a company incorporated in the Republic of Liberia. The address of the Company’s registered office is 80 Broad Street, Monrovia, Liberia. The Company is engaged in vessel chartering and ship owning.
The immediate, penultimate and ultimate holding companies of the Company at the end of and during the financial period were Quantum Crude Tankers Ltd, Quantum Pacific Shipping Limited and Oceania Holdings Ltd. respectively. All companies are incorporated in the Republic of Liberia. Related companies in these financial statements refer to the subsidiaries of Oceania Holdings Ltd.
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
These unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”).
Accounting estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel impairment, vessel valuations, residual value of vessels and the useful life of vessels. Actual results could differ from those estimates.
Inventories
Inventories consist of consumable bunkers and lubricants that are stated at the lower of cost and net realizable value. Cost is determined by the first in, first out method.
Vessel, net
Vessels, net is stated at cost, less accumulated depreciation. Cost includes expenditure that is directly attributable to the acquisition of the asset and any other costs directly attributable to bringing the asset to a working condition for its intended use, including capitalized borrowing costs.
Vessels are depreciated on a straight-line basis over their estimated useful life based on the cost of the vessel reduced by the estimated residual value of the vessel. The Company estimates the useful life of the vessel to be 30 years from the vessel-built date. The useful life of the vessel is evaluated to determine if events have occurred which would require modification to their useful life. In addition, the Company estimates residual value of its vessel using the long-range historical average demolition steel price per lightweight tonnage of the vessel.
Deferred financing costs
Deferred financing costs represents fees incurred for obtaining new debt which are deferred and amortized to interest expense over the life of the long-term debt using the effective interest method. Unamortized deferred financing costs are presented as a direct deduction within the outstanding long-term debt balance in the Company’s balance sheet.
Revenue recognition
The vessel is deployed in the time charter market and the company records time charter revenue based on time apportionment over the duration of the period of each time charter for which the performance obligation is satisfied beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Time charter contracts are considered operating leases and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 — Revenue from Contracts with Customers (“ASC 606”) because (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives economic benefit from such use. The Company has identified that time charter agreement, contain a lease in accordance with ASC 842 and has accounted for the time charter revenue under ASC 842.
Under ASC 842, the Company elected not to separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crew wages and related cost, vessel repair and maintenance, vessel insurance, cost of spares and consumable stores and other miscellaneous expenses. Both the lease and non-lease components are earned by passage of time.
Accounting for expenses
Voyage expenses include the cost of bunkers consumed during the ballast period for time charter voyages. The ballast period starts from the completion of the previous voyage and ends on the delivery of the vessel to the current charterers. Vessel operating expenses include crew wages and related cost, vessel repair and maintenance, vessel insurance, cost of spares and consumable stores, technical management fees and other miscellaneous expenses. All voyage and vessel operating expenses are expensed as incurred on an accrual basis.
Income tax
The Company is not subject to income tax under the tax laws of the country of incorporation. Income arising from shipping activities is subject to gross transportation tax. Gross transportation tax is computed on the gross freight lifted or discharged in certain jurisdictions.
Fair value of financial instruments
The estimated fair values of the Company’s financial instruments, such as amount due from company and immediate holding company, trade payables and long-term debt, approximate their individual carrying amounts as of September 30, 2022 due to their short-term maturity or the variable-rate nature of the borrowings.
Recent Accounting Pronouncements
The Financial Accounting Standards Board (“FASB”) has issued accounting standards that had not yet become effective as of December 31, 2021 and may impact the Company’s financial statements or related disclosures in future periods. Those standards and their potential impact are discussed below.
In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, (“ASU 2020-04”). ASU 2020-04 addresses concerns about certain accounting consequences that could result from the anticipated transition away from the use of LIBOR and other interbank offered rates to alternative reference rates. ASU 2020-04 is elective and applies “to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.” ASU 2020-04 establishes (1) a general contract modification principle that entities can apply in other areas that may be affected by reference rate reform and (2) certain elective hedge accounting expedients. ASU 2020-04 is optional and effective for all entities as of March 12, 2020 and may be applied prospectively to contract modifications made on or before December 31, 2022. In January 2021, the FASB issued ASU 2021-01, Rate Reference Reform (Topic 848), Scope, (“ASU 2021-01”), which clarifies certain provisions in Topic 848, if elected by an entity, to apply to derivative instruments that use interest rate for margining, discounting, or contract price alignment that is modified as a result of rate reference reform. The Company has assessed that there is no significant impact arising from the adoption of ASU 2020-04 on its long-term debt as the benchmark interest rate used for its long-term debt is Secured Overnight Financing Rate (“SOFR”).
3	VESSEL, NET
On May 12, 2022, the Company entered into an agreement to purchase a 2015-built, 93,508 dwt LNG Tanker vessel. The cost including direct expenses of acquisition was $149,050,820. The Company took delivery of the vessel on during the second quarter of 2022. This acquisition was financed through proceeds from long-term bank debt and unsecured advances from a related company (refer to Note 7 Cash Flow Information).

4	LONG-TERM DEBT
2022
Principal amount	$118,000,000
Less: Unamortized deferred financing cost	(439,782)
Less: Current portion	(10,636,749)
Long-term debt, net	$106,923,469
The long-term debt has a maturity date of seven years from the date of drawdown which is May 11, 2022. The secured bank loan bears interest at a rate of SOFR plus 1.8% per annum. Repayments of $5,363,636 are due half-yearly instalments beginning on November 17, 2022, with a final balloon payment for all outstanding principal and accrued interest due upon maturity. The loan is guaranteed by the immediate holding company.
The related debt financing fees amount to $472,000. As of September 30, 2022, $439,782 of deferred financing cost were presented as a direct deduction within the outstanding long-term loan balance in the Company’s Balance Sheet. Amortization expense for deferred financing costs for the period ended September 30, 2022 was $32,218. This amortization expense is recorded as a component of interest expense in the Statement of Operations.
For the period ended September 30, 2022, the interest rate on the long-term debt ranged from 2.59% to 4.72%. The weighted average effective interest rate including the amortization of debt issuance costs for the year was 3.03%.
Interest expense consisted of:
2022
Interest expense on bank loans	$1,627,420
Amortization of deferred financing cost	32,218
Bank fee	5,731
$1,665,369
Scheduled Debt Maturity
The following table sets forth the scheduled repayment of the outstanding principal long-term loan of $118,000,000 as of September 30, 2022:
Total
2023	$10,727,273
2024	10,727,273
2025	10,727,273
2026	10,727,273
2027	10,727,273
Thereafter	64,363,635
Total long-term debt	$118,000,000
5	TRADE PAYABLES AND ACCRUED EXPENSES
Trade payables and accrued expenses consist of the following:
2022
Trade payables	$27,658
Accrued vessel acquisition cost	1,284,029
Accrued interest expense	216,685
Accrued vessel operating expenses	411,159
Trade payable and accrued expenses	$1,939,531

6	FAIR VALUE OF FINANCIAL INSTRUMENT
The fair values and carrying values of the Company’s financial instrument as of September 30, 2022 which are required to be disclosed at fair value, but not recorded at fair value, are noted below.
	2022
	Carrying value	Fair value
Principal amount of floating rate debt	$118,000,000	$118,000,000
The carrying value of the borrowings, which excludes the impact of deferred financing costs, approximate their fair value due to its variable interest nature and interest rates reprice on a monthly basis. The carrying amounts of the Company’s other financial instruments as of September 30, 2022 (principally amount due from related company and immediate holding company and Trade payable and accrued expenses) approximate fair values because of the relatively short maturity of these instruments.
ASC Subtopic 820-10, “Fair Value Measurements & Disclosures” (“ASC 820-10”), applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 requires significant management judgment. The three levels are defined as follows:
The Company defines fair value, establishes a framework for measuring fair value and provides disclosures about fair value measurements. The fair value hierarchy for disclosure of fair value measurements is as follows:
•
Level 1—Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•
Level 2—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
Floating rate debt is considered to be a Level 2 item, as the Company considers the estimate of rates it could obtain for similar debt or based upon transactions amongst third parties. Nonrecurring fair value measurements include vessel impairment assessments completed during year-end as determined based on third party quotes, which are based off of various data points, including comparable sales of similar vessels, which are Level 2 inputs. There was no vessel impairment recorded during the period ended September 30,2022. The Company did not have any Level 3 financial assets or liabilities as of September 30,2022.
7	CASH FLOW INFORMATION
For the period ended September 30, 2022, the Company had non-cash investing activities not included in the Statement of Cash Flows for items included the purchase of vessel of $149,050,820 by incurring the following: 1) Long-term debt of $118,000,000; 2) Advances from related company of $ 29,500,000; 3) Accrued vessel acquisition cost included in trade payable and accrued expenses of $1,284,029; and 4) Amount due to related company of $266,791. The payment for the acquisition of vessels and proceeds from the long-term debt was executed directly by a related company.
For the period ended September 30, 2022, the Company had non-cash financing activities not included in the Statement of Cash Flows for items included in 1) Amount due from immediate holding company for issue of common stock of $100 and 2) Amount due from related company, trade for payment of deferred financing cost of $472,000.

8	RELATED COMPANY AND PARTY TRANSACTIONS
The following are related party transactions not disclosed elsewhere in these financial statements:
2022
Receipts on behalf by related company:
Charter hire income	$11,018,991

Payments on behalf by related company:
Other expenses	(3,153,153)
Loan interest and related fees	(1,888,465)
Intercompany loan	(29,500,000)
Amounts due from related company, trade, amount due from immediate holding company, non-trade and amount due to related party, non-trade on the balance sheet are unsecured, interest-free and repayable on demand.
9	COMMON STOCK
Each share of the Company’s outstanding common stock is permitted one vote on proposals presented to stockholders and is entitled to share equally in any dividends declared by the Company’s Board of Directors.
10	REVENUE
Revenue is generated from time charter out contracts. During the period of the time charter agreements, the Company is responsible for operating and maintaining the vessels. These costs are recorded as vessel operating expenses in the Statements of Operations. The Company has elected the practical expedient that allows the Company to combine lease and non-lease components under ASC 842 as the Company believes (1) the timing and pattern of recognizing revenues for operating the vessel is the same as the timing and pattern of recognizing vessel leasing revenue; and (2) the lease component, if accounted for separately, would be classified as an operating lease.
The future minimum lease receivables under non-cancellable operating leases are as follows:
2022
2023	$29,097,442
2024	29,177,161
2025	7,460,372
$65,734,975
11	SUBSEQUENT EVENTS
On November 10, 2022, Cool Company Ltd executed a Sale and Purchase Agreement (“SNP Agreement”) to purchase the 100% of the stake in the Company. Following the execution of the SNP Agreement, the shareholders of the Company changed from Quantum Crude Tankers Ltd to Cool Company Ltd.

PERSECT MARINE LIMITED
UNAUDITED FINANCIAL STATEMENTS
PERIOD FROM DATE OF INCORPORATION
APRIL 29, 2022 TO SEPTEMBER 30, 2022

PERSECT MARINE LIMITED
UNAUDITED BALANCE SHEET
(in U.S. Dollars, except for share data)
September 30, 2022
ASSETS
Current assets:
Amount due from related company, trade	$5,885,311
Amount due from immediate holding company, non-trade	100
Trade receivables	2,630
Prepaid expenses and other current assets	1,077,746
Inventories	278,983
Total current assets	7,244,770

Noncurrent asset:
Vessel, net of accumulated depreciation of $2,341,420	149,290,929
Total noncurrent asset	149,290,929

Total assets	$156,535,699

LIABILITIES AND EQUITY
Current liabilities:
Trade payable and accrued expenses	2,033,981
Current portion of long-term debt	10,817,033
Amount due to related party, non-trade	30,000,000
Total current liabilities	42,851,014

Noncurrent liability:
Long-term debt, net of deferred financing cost of $355,178	108,735,731
Total noncurrent liability	108,735,731

Total liabilities	151,586,745

Equity:
Common stock, no par value; 500 shares authorized, 100 shares issued and outstanding as of September 30, 2022	100
Accumulated earnings	4,948,854
Total equity	4,948,954

Total liabilities and equity	$156,535,699
See accompanying notes to financial statements.

PERSECT MARINE LIMITED
UNAUDITED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in U.S. Dollars)
For the Period from April 29, 2022 to September 30, 2022
Revenues	$11,046,067

Operating expenses:
Voyage expenses	126,080
Vessel operating expenses	1,938,350
Depreciation	2,341,420
Total operating expenses	4,405,850

Operating income	6,640,217

Other income (expense):
Interest expense	(1,693,595)
Foreign exchange gain, net	2,232
Other expense, net	(1,691,363)

Net income, representing comprehensive income	$4,948,854
See accompanying notes to financial statements.

PERSECT MARINE LIMITED
UNAUDITED STATEMENT OF EQUITY
(in U.S. Dollars)
	Share capital	Accumulated profits	Total
	US$	US$	U$

Balance at April 29, 2022, date of incorporation	$—	$—	$—

Issuance of shares on April 29, 2022, date of incorporation	100	—	100

Net income	—	4,948,854	4,948,854

Balance at September 30, 2022	$100	$4,948,854	$4,948,954
See accompanying notes to financial statements.

PERSECT MARINE LIMITED
STATEMENT OF CASH FLOWS
(in U.S. Dollars)
Period from April 29, 2022 to September 30, 2022
Cashflows from operating activities:
Net income	$4,948,854
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,341,420
Amortization of deferred financing costs	32,764
Changes in operating assets and liabilities:
Amount due from related company, trade	(6,717,298)
Prepaid expenses and other current assets	(1,077,746)
Inventories	(278,983)
Trade payable and accrued expenses	753,619
Trade receivables	(2,630)
Net cash provided by operating activities	—

Net increase in cash and cash equivalents	—

Cash and cash equivalents at the beginning of period	—
Cash and cash equivalents at end of period	—
See accompanying notes to financial statements.

PERSECT MARINE LIMITED
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(in U.S. Dollars)
1	GENERAL INFORMATION
Persect Marine Ltd. (the “Company”) is a company incorporated in the Republic of Liberia. The address of the Company’s registered office is 80 Broad Street, Monrovia, Liberia. The Company is engaged in vessel chartering and ship owning.
The immediate, penultimate and ultimate holding companies of the Company at the end of and during the financial period were Quantum Crude Tankers Ltd, Quantum Pacific Shipping Limited and Oceania Holdings Ltd. respectively. All holding companies are incorporated in the Republic of Liberia. Related companies in these financial statements refer to the subsidiaries of Oceania Holdings Ltd.
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
These unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”).
Accounting estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel impairment, vessel valuations, residual value of vessels and the useful life of vessels. Actual results could differ from those estimates.
Inventories
Inventories consist of consumable bunkers and lubricants that are stated at the lower of cost and net realizable value. Cost is determined by the first in, first out method.
Vessel, net
Vessels, net is stated at cost, less accumulated depreciation. Cost includes expenditure that is directly attributable to the acquisition of the asset and any other costs directly attributable to bringing the asset to a working condition for its intended use, including capitalized borrowing costs.
Vessels are depreciated on a straight-line basis over their estimated useful life based on the cost of the vessel reduced by the estimated residual value of the vessel. The Company estimates the useful life of the vessel to be 30 years from the vessel-built date. The useful life of the vessel is evaluated to determine if events have occurred which would require modification to their useful life. In addition, the Company estimates residual value of its vessel using the long-range historical average demolition steel price per lightweight tonnage of the vessel.
Deferred financing costs
Deferred financing costs represents fees incurred for obtaining new debt which are deferred and amortized to interest expense over the life of the long-term debt using the effective interest method. Unamortized deferred financing costs are presented as a direct deduction within the outstanding long-term debt balance in the Company’s balance sheet.
Revenue recognition
The vessel is deployed in the time charter market and the company records time charter revenue based on time apportionment over the duration of the period of each time charter for which the performance obligation is satisfied beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Time charter contracts are considered operating leases and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 — Revenue from Contracts with Customers (“ASC 606”) because (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives economic benefit from such use. The Company has identified that time charter agreement, contain a lease in accordance with ASC 842 and has accounted for the time charter revenue under ASC 842.
Under ASC 842, the Company elected not to separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crew wages and related cost, vessel repair and maintenance, vessel insurance, cost of spares and consumable stores and other miscellaneous expenses. Both the lease and non-lease components are earned by passage of time.
Accounting for expenses
Voyage expenses include the cost of bunkers consumed during the ballast period for time charter voyages. The ballast period starts from the completion of the previous voyage and ends on the delivery of the vessel to the current charterers. Vessel operating expenses include crew wages and related cost, vessel repair and maintenance, vessel insurance, cost of spares and consumable stores, technical management fees and other miscellaneous expenses. All voyage and vessel operating expenses are expensed as incurred on an accrual basis.
Income tax
The Company is not subject to income tax under the tax laws of the country of incorporation. Income arising from shipping activities is subject to gross transportation tax. Gross transportation tax is computed on the gross freight lifted or discharged in certain jurisdictions.
Fair value of financial instruments
The estimated fair values of the Company’s financial instruments, such as amount due from company and immediate holding company, trade payables and long-term debt, approximate their individual carrying amounts as of September 30, 2022 due to their short-term maturity or the variable-rate nature of the borrowings.
Recent Accounting Pronouncements
The Financial Accounting Standards Board (“FASB”) has issued accounting standards that had not yet become effective as of December 31, 2021 and may impact the Company’s financial statements or related disclosures in future periods. Those standards and their potential impact are discussed below.
In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, (“ASU 2020-04”). ASU 2020-04 addresses concerns about certain accounting consequences that could result from the anticipated transition away from the use of LIBOR and other interbank offered rates to alternative reference rates. ASU 2020-04 is elective and applies “to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.” ASU 2020-04 establishes (1) a general contract modification principle that entities can apply in other areas that may be affected by reference rate reform and (2) certain elective hedge accounting expedients. ASU 2020-04 is optional and effective for all entities as of March 12, 2020 and may be applied prospectively to contract modifications made on or before December 31, 2022. In January 2021, the FASB issued ASU 2021-01, Rate Reference Reform4 (Topic 848), Scope, (“ASU 2021-01”), which clarifies certain provisions in Topic 848, if elected by an entity, to apply to derivative instruments that use interest rate for margining, discounting, or contract price alignment that is modified as a result of rate reference reform. The Company has assessed that there is no significant impact arising from the adoption of ASU 2020-04 on its long-term debt as the benchmark interest rate used for its long-term debt is Secured Overnight Financing Rate (“SOFR”).
3	VESSEL, NET
On May 12, 2022, the Company entered into an agreement to purchase a 2015-built, 93,585 dwt LNG Tanker vessel. The cost including direct expenses of acquisition was $151,632,349. The Company took delivery of the vessel on during the second quarter of 2022. This acquisition was financed through proceeds from long-term bank debt and unsecured advances from a related company (refer to Note 7 Cash Flow Information).

4	LONG-TERM DEBT
2022
Principal amount	$120,000,000
Less: Unamortized deferred financing cost	(447,236)
Less: Current portion	(10,817,033)
Long-term debt, net	$ 108,735,731
The long-term debt has a maturity date of seven years from the date of drawdown which is May 11, 2022. The secured bank loan bears interest at a rate of SOFR plus 1.8% per annum. Repayments of $5,454,545 are due half-yearly instalments beginning on November 17, 2022, with a final balloon payment for all outstanding principal and accrued interest due upon maturity. The loan is guaranteed by the immediate holding company.
The related debt financing fees amount to $480,000. As of September 30, 2022, $447,236 of deferred financing cost were presented as a direct deduction within the outstanding long-term loan balance in the Company’s Balance Sheet. Amortization expense for deferred financing costs for the period ended September 30, 2022 was $32,764. This amortization expense is recorded as a component of interest expense in the Statement of Operations.
For the period ended September 30, 2022, the interest rate on the long-term debt ranged from 2.59% to 4.72%. The weighted average effective interest rate including the amortization of debt issuance costs for the year was 3.03%.
Interest expense consisted of:
2022
Interest expense on bank loans	$1,655,003
Amortization of deferred financing cost	32,764
Bank fee	5,828
$1,693,595
Scheduled Debt Maturity
The following table sets forth the scheduled repayment of the outstanding principal long-term loan of $120,000,000 as of September 30, 2022:
Total
2023	$10,909,091
2024	10,909,091
2025	10,909,091
2026	10,909,091
2027	10,909,091
Thereafter	65,454,545
Total long-term debt	$120,000,000
5	TRADE PAYABLE AND ACCRUED EXPENSES
Trade payable and accrued expenses consist of the following:
2022
Trade payables	$27,659
Accrued vessel acquisition cost	1,280,362
Accrued interest expense	220,358
Accrued vessel operating expenses	505,602
Trade payable and accrued expenses	$2,033,981

6	FAIR VALUE OF FINANCIAL INSTRUMENT
The fair values and carrying values of the Company’s financial instrument as of September 30, 2022 which are required to be disclosed at fair value, but not recorded at fair value, are noted below.
	2022
	Carrying value	Fair value
Principal amount of floating rate debt	$120,000,000	$120,000,000
The carrying value of the borrowings, which excludes the impact of deferred financing costs, approximate their fair value due to its variable interest nature and interest rates reprice on a monthly basis. The carrying amounts of the Company’s other financial instruments as of September 30, 2022 (principally amount due from related company and immediate holding company and Trade payable and accrued expenses) approximate fair values because of the relatively short maturity of these instruments.
ASC Subtopic 820-10, “Fair Value Measurements & Disclosures” (“ASC 820-10”), applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 requires significant management judgment. The three levels are defined as follows:
The Company defines fair value, establishes a framework for measuring fair value and provides disclosures about fair value measurements. The fair value hierarchy for disclosure of fair value measurements is as follows:
•
Level 1—Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•
Level 2—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
Floating rate debt is considered to be a Level 2 item, as the Company considers the estimate of rates it could obtain for similar debt or based upon transactions amongst third parties. Nonrecurring fair value measurements include vessel impairment assessments completed during year-end as determined based on third party quotes, which are based off of various data points, including comparable sales of similar vessels, which are Level 2 inputs. There was no vessel impairment recorded during the period ended September 30, 2022. The Company did not have any Level 3 financial assets or liabilities as of September 30, 2022.
7	CASH FLOW INFORMATION
For the period ended September 30, 2022, the Company had non-cash investing activities not included in the Statement of Cash Flows for items included the purchase of vessel of $151,632,349 by incurring the following: 1) Long-term debt of $120,000,000; 2) Advances from related company of $ 30,000,000; 3) Accrued vessel acquisition cost included in trade payable and accrued expenses of $1,280,362; and 4) Amount due to related company of $348,320. The payment for the acquisition of vessels and proceeds from the long-term debt was executed directly by a related company.
For the period ended September 30, 2022, the Company had non-cash financing activities not included in the Statement of Cash Flows for items included in 1) Amount due from immediate holding company for issue of common stock of $100 and 2) Amount due from related company, trade for payment of deferred financing cost of $480,000.

8	RELATED COMPANY AND PARTY TRANSACTIONS
The following are related party transactions not disclosed elsewhere in these financial statements:
2022
Receipts on behalf by related company:
Charter hire income	$11,019,115

Payments on behalf by related company:
Other expenses	(3,213,332)
Loan interest and related fees	(1,920,472)
Intercompany loan	(30,000,000)
Amounts due from related company, trade, amount due from immediate holding company, non-trade and amount due to related party, non-trade on the balance sheet are unsecured, interest-free and repayable on demand.
9	COMMON STOCK
Each share of the Company’s outstanding common stock is permitted one vote on proposals presented to stockholders and is entitled to share equally in any dividends declared by the Company’s Board of Directors.
10	REVENUE
Revenue is generated from time charter out contracts. During the period of the time charter agreements, the Company is responsible for operating and maintaining the vessels. These costs are recorded as vessel operating expenses in the Statements of Operations. The Company has elected the practical expedient that allows the Company to combine lease and non-lease components under ASC 842 as the Company believes (1) the timing and pattern of recognizing revenues for operating the vessel is the same as the timing and pattern of recognizing vessel leasing revenue; and (2) the lease component, if accounted for separately, would be classified as an operating lease.
The future minimum lease receivables under non-cancellable operating leases are as follows:
2022
2023	$29,097,442
2024	29,177,162
2025	19,985,226
$78,259,830
11	SUBSEQUENT EVENTS
On November 10, 2022, Cool Company Ltd executed a Sale and Purchase Agreement (“SNP Agreement”) to purchase the 100% of the stake in the Company. Following the execution of the SNP Agreement, the shareholders of the Company changed from Quantum Crude Tankers Ltd to Cool Company Ltd.

FELOX MARINE LIMITED
UNAUDITED FINANCIAL STATEMENTS
PERIOD FROM DATE OF INCORPORATION
APRIL 29, 2022 TO SEPTEMBER 30, 2022

FELOX MARINE LIMITED
UNAUDITED BALANCE SHEET
(in U.S. Dollars, except for share data)
September 30, 2022
ASSETS
Current assets:
Amount due from related company, trade	$4,093,159
Amount due from immediate holding company, non-trade	100
Prepaid expenses and other current assets	897,708
Inventories	276,040
Total current assets	5,267,007

Noncurrent asset:
Vessel, net of accumulated depreciation of $2,273,692	173,544,592
Total noncurrent asset	173,544,592

Total assets	$178,811,599

LIABILITIES AND EQUITY
Current liabilities:
Trade payable and accrued expenses	1,051,744
Current portion of long-term debt	8,653,368
Amount due to related party, non-trade	35,000,000
Total current liabilities	44,705,112

Noncurrent liability:
Long-term debt, net of deferred financing cost of $429,568	130,820,432
Total noncurrent liability	130,820,432

Total liabilities	175,525,544

Equity:
Common stock, no par value; 500 shares authorized, 100 shares issued and outstanding as of September 30, 2022	100
Accumulated earnings	3,285,955
Total equity	3,286,055

Total liabilities and equity	$178,811,599
See accompanying notes to financial statements.

FELOX MARINE LIMITED
UNAUDITED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in U.S. Dollars)
For the Period from April 29, 2022 to September 30, 2022
Revenues	$9,219,948

Operating expenses:
Voyage expenses	35,094
Vessel operating expenses	1,656,010
Depreciation	2,273,692
Total operating expenses	3,964,796

Operating income	5,255,152

Other income (expense):
Interest expense	(1,971,429)
Foreign exchange gain, net	2,232
Other expense, net	(1,969,197)

Net income, representing comprehensive income	$3,285,955
See accompanying notes to financial statements.

FELOX MARINE LIMITED
UNAUDITED STATEMENT OF EQUITY
(in U.S. Dollars)
	Share capital	Accumulated profits	Total
	US$	US$	U$
Balance at April 29, 2022, date of incorporation	$—	$—	$—

Issuance of shares on April 29, 2022, date of incorporation	100	—	100

Net income	—	3,285,955	3,285,955

Balance at September 30, 2022	$100	$3,285,955	$3,286,055
See accompanying notes to financial statements.

FELOX MARINE LIMITED
UNAUDITED STATEMENT OF CASH FLOWS
(in U.S. Dollars)
Period from April 29, 2022 to September 30, 2022
Cashflows from operating activities:
Net income	$3,285,955
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,273,692
Amortization of deferred financing costs	33,800
Changes in operating assets and liabilities:
Amount due from related company, trade	(5,110,089)
Prepaid expenses and other current assets	(897,708)
Inventories	(276,040)
Trade payable and accrued expenses	690,390
Net cash provided by operating activities	—

Net increase in cash and cash equivalents	—

Cash and cash equivalents at the beginning of period	—
Cash and cash equivalents at end of period	—
See accompanying notes to financial statements.

FELOX MARINE LIMITED
NOTES TO UNAUDITED FINANCIAL STATEMENTS
(in U.S. Dollars)
1 GENERAL INFORMATION
Felox Marine Ltd. (the “Company”) is a company incorporated in the Republic of Liberia. The address of the Company’s registered office is 80 Broad Street, Monrovia, Liberia. The Company is engaged in vessel chartering and ship owning.
The immediate, penultimate and ultimate holding companies of the Company at the end of and during the financial period were Quantum Crude Tankers Ltd, Quantum Pacific Shipping Limited and Oceania Holdings Ltd. respectively. All holding companies are incorporated in the Republic of Liberia. Related companies in these financial statements refer to the subsidiaries of Oceania Holdings Ltd.
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
These unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”).
Accounting estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel impairment, vessel valuations, residual value of vessels and the useful life of vessels. Actual results could differ from those estimates.
Inventories
Inventories consist of consumable bunkers and lubricants that are stated at the lower of cost and net realizable value. Cost is determined by the first in, first out method.
Vessel, net
Vessels, net is stated at cost, less accumulated depreciation. Cost includes expenditure that is directly attributable to the acquisition of the asset and any other costs directly attributable to bringing the asset to a working condition for its intended use, including capitalized borrowing costs.
Vessels are depreciated on a straight-line basis over their estimated useful life based on the cost of the vessel reduced by the estimated residual value of the vessel. The Company estimates the useful life of the vessel to be 30 years from the vessel-built date. The useful life of the vessel is evaluated to determine if events have occurred which would require modification to their useful life. In addition, the Company estimates residual value of its vessel using the long-range historical average demolition steel price per lightweight tonnage of the vessel.
Deferred financing costs
Deferred financing costs represents fees incurred for obtaining new debt which are deferred and amortized to interest expense over the life of the long-term debt using the effective interest method. Unamortized deferred financing costs are presented as a direct deduction within the outstanding long-term debt balance in the Company’s balance sheet.
Revenue recognition
The vessel is deployed in the time charter market and the company records time charter revenue based on time apportionment over the duration of the period of each time charter for which the performance obligation is satisfied beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Time charter contracts are considered operating leases and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 — Revenue from Contracts with Customers (“ASC 606”) because (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives economic benefit from such use. The Company has identified that time charter agreement, contain a lease in accordance with ASC 842 and has accounted for the time charter revenue under ASC 842.
Under ASC 842, the Company elected not to separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crew wages and related cost, vessel repair and maintenance, vessel insurance, cost of spares and consumable stores and other miscellaneous expenses. Both the lease and non-lease components are earned by passage of time.
Accounting for expenses
Voyage expenses include the cost of bunkers consumed during the ballast period for time charter voyages. The ballast period starts from the completion of the previous voyage and ends on the delivery of the vessel to the current charterers. Vessel operating expenses include crew wages and related cost, vessel repair and maintenance, vessel insurance, cost of spares and consumable stores, technical management fees and other miscellaneous expenses. All voyage and vessel operating expenses are expensed as incurred on an accrual basis.
Income tax
The Company is not subject to income tax under the tax laws of the country of incorporation. Income arising from shipping activities is subject to gross transportation tax. Gross transportation tax is computed on the gross freight lifted or discharged in certain jurisdictions.
Fair value of financial instruments
The estimated fair values of the Company’s financial instruments, such as amount due from company and immediate holding company, trade payables and long-term debt, approximate their individual carrying amounts as of September 30, 2022 due to their short-term maturity or the variable-rate nature of the borrowings.
Recent Accounting Pronouncements
The Financial Accounting Standards Board (“FASB”) has issued accounting standards that had not yet become effective as of December 31, 2021 and may impact the Company’s financial statements or related disclosures in future periods. Those standards and their potential impact are discussed below.
In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, (“ASU 2020-04”). ASU 2020-04 addresses concerns about certain accounting consequences that could result from the anticipated transition away from the use of LIBOR and other interbank offered rates to alternative reference rates. ASU 2020-04 is elective and applies “to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.” ASU 2020-04 establishes (1) a general contract modification principle that entities can apply in other areas that may be affected by reference rate reform and (2) certain elective hedge accounting expedients. ASU 2020-04 is optional and effective for all entities as of March 12, 2020 and may be applied prospectively to contract modifications made on or before December 31, 2022. In January 2021, the FASB issued ASU 2021-01, Rate Reference Reform (Topic 848), Scope, (“ASU 2021-01”), which clarifies certain provisions in Topic 848, if elected by an entity, to apply to derivative instruments that use interest rate for margining, discounting, or contract price alignment that is modified as a result of rate reference reform. The Company has assessed that there is no significant impact arising from the adoption of ASU 2020-04 on its long-term debt as the benchmark interest rate used for its long-term debt is Secured Overnight Financing Rate (“SOFR”).
3 VESSEL, NET
On May 12, 2022, the Company entered into an agreement to purchase a 2020-built, 93,026 dwt LNG Tanker vessel. The cost including direct expenses of acquisition was $175,818,285. The Company took delivery of the vessel on during the second quarter of 2022. This acquisition was financed through proceeds from long-term bank debt and unsecured advances from a related company (refer to Note 7 Cash Flow Information).

4 LONG-TERM DEBT
2022
Principal amount	$140,000,000
Less: Unamortized deferred financing cost	(526,200)
Less: Current portion	(8,653,368)
Long-term debt, net	$130,820,432
The long-term debt has a maturity date of 7 years from the date of drawdown which is May 11, 2022. The secured bank loan bears interest at a rate of SOFR plus 1.8% per annum. Repayments of $4,375,000 are due half-yearly instalments beginning on November 17, 2022, with a final balloon payment for all outstanding principal and accrued interest due upon maturity. The loan is guaranteed by the immediate holding company.
The related debt financing fees amount to $560,000. As of September 30, 2022, $526,200 of deferred financing cost were presented as a direct deduction within the outstanding long-term loan balance in the Company’s Balance Sheet. Amortization expense for deferred financing costs for the period ended September 30, 2022 was $33,800. This amortization expense is recorded as a component of interest expense in the Statement of Operations.
For the period ended September 30, 2022, the interest rate on the long-term debt ranged from 2.59% to 4.72%. The weighted average effective interest rate including the amortization of debt issuance costs for the year was 3.03%.
Interest expense consisted of:
2022
Interest expense on bank loans	$1,930,837
Amortization of deferred financing cost	33,800
Bank fee	6,792
$1,971,429
Scheduled Debt Maturity
The following table sets forth the scheduled repayment of the outstanding principal long-term loan of $140,000,000 as of September 30, 2022:
Total
2023	$8,750,000
2024	8,750,000
2025	8,750,000
2026	8,750,000
2027	8,750,000
Thereafter	96,250,000
Total long-term debt	$140,000,000
5 TRADE PAYABLES AND ACCRUED EXPENSES
Trade payables and accrued expenses consist of the following:
2022
Trade payables	$27,106
Accrued vessel acquisition cost	361,354
Accrued interest expense	257,084
Accrued vessel operating expenses	406,200
Trade payable and accrued expenses	$1,051,744

6 FAIR VALUE OF FINANCIAL INSTRUMENT
The fair values and carrying values of the Company’s financial instrument as of September 30, 2022 which are required to be disclosed at fair value, but not recorded at fair value, are noted below.
	2022
	Carrying value	Fair value
Principal amount of floating rate debt	$140,000,000	$140,000,000
The carrying value of the borrowings, which excludes the impact of deferred financing costs, approximate their fair value due to its variable interest nature and interest rates reprice on a monthly basis. The carrying amounts of the Company’s other financial instruments as of September 30, 2022 (principally amount due from related company and immediate holding company and Trade payable and accrued expenses) approximate fair values because of the relatively short maturity of these instruments.
ASC Subtopic 820-10, “Fair Value Measurements & Disclosures” (“ASC 820-10”), applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 requires significant management judgment. The three levels are defined as follows:
The Company defines fair value, establishes a framework for measuring fair value and provides disclosures about fair value measurements. The fair value hierarchy for disclosure of fair value measurements is as follows:
•
Level 1—Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•
Level 2—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
Floating rate debt is considered to be a Level 2 item, as the Company considers the estimate of rates it could obtain for similar debt or based upon transactions amongst third parties. Nonrecurring fair value measurements include vessel impairment assessments completed during year-end as determined based on third party quotes, which are based off of various data points, including comparable sales of similar vessels, which are Level 2 inputs. There was no vessel impairment recorded during the period ended September 30, 2022. The Company did not have any Level 3 financial assets or liabilities as of September 30, 2022.
7 CASH FLOW INFORMATION
For the period ended September 30, 2022, the Company had non-cash investing activities not included in the Statement of Cash Flows for items included the purchase of vessel of $175,818,285 by incurring the following: 1) Long-term debt of $140,000,000; 2) Advances from related party of $35,000,000; 3) Accrued vessel acquisition cost included in trade payable and accrued expenses of $361,354; and 4) Amount due to related company of $456,931. The payment for the acquisition of vessels and proceeds from the long-term debt was executed directly by a related company.
For the period ended September 30, 2022, the Company had non-cash financing activities not included in the Statement of Cash Flows for items included in 1) Amount due from immediate holding company for issue of common stock of $100 and 2) Amount due from related company, trade for payment of deferred financing cost of $560,000.

8 RELATED COMPANY AND PARTY TRANSACTIONS
The following are related party transactions not disclosed elsewhere in these financial statements:
2022
Receipts on behalf by related company:
Charter hire income	$9,188,306

Payments on behalf by related company:
Other expenses	(2,854,602)
Loan interest and related fees	(2,240,545)
Intercompany loan	(35,000,000)
Amounts due from related company, trade, amount due from immediate holding company, non-trade and amount due to related party, non-trade on the balance sheet are unsecured, interest-free and repayable on demand.
9 COMMON STOCK
Each share of the Company’s outstanding common stock is permitted one vote on proposals presented to stockholders and is entitled to share equally in any dividends declared by the Company’s Board of Directors.
10 REVENUE
Revenue is generated from time charter out contracts. During the period of the time charter agreements, the Company is responsible for operating and maintaining the vessels. These costs are recorded as vessel operating expenses in the Statements of Operations. The Company has elected the practical expedient that allows the Company to combine lease and non-lease components under ASC 842 as the Company believes (1) the timing and pattern of recognizing revenues for operating the vessel is the same as the timing and pattern of recognizing vessel leasing revenue; and (2) the lease component, if accounted for separately, would be classified as an operating lease.
The future minimum lease receivables under non-cancellable operating leases are as follows:
2022
2023	$24,272,500
2024	24,339,000
2025	24,272,500
2026	24,272,500
2027	23,164,721
$120,321,221
11 SUBSEQUENT EVENTS
On November 10, 2022, Cool Company Ltd executed a Sale and Purchase Agreement (“SNP Agreement”) to purchase the 100% of the stake in the Company. Following the execution of the SNP Agreement, the shareholders of the Company changed from Quantum Crude Tankers Ltd to Cool Company Ltd.

RESPENT MARINE LIMITED
UNAUDITED FINANCIAL STATEMENTS
PERIOD FROM DATE OF INCORPORATION
APRIL 29, 2022 TO SEPTEMBER 30, 2022

RESPENT MARINE LIMITED
UNAUDITED BALANCE SHEET
(in U.S. Dollars, except for share data)
September 30, 2022
ASSETS
Current assets:
Amount due from related company, trade	$4,095,237
Amount due from immediate holding company, non-trade	100
Prepaid expenses and other current assets	902,994
Inventories	245,750
Total current assets	5,244,081

Noncurrent asset:
Vessel, net of accumulated depreciation of $2,228,774	176,085,550
Total noncurrent asset	176,085,550

Total assets	$181,329,631

LIABILITIES AND EQUITY
Current liabilities:
Trade payable and accrued expenses	1,359,181
Current portion of long-term debt	8,256,160
Amount due to related party, non-trade	35,500,000
Total current liabilities	45,115,341

Noncurrent liability:
Long-term debt, net of deferred financing cost of $437,442	133,209,616
Total noncurrent liability	133,209,616

Total liabilities	178,324,957

Equity:
Common stock, no par value; 500 shares authorized, 100 shares issued and outstanding as of September 30, 2022	100
Accumulated earnings	3,004,574
Total equity	3,004,674

Total liabilities and equity	$ 181,329,631
See accompanying notes to financial statements.

RESPENT MARINE LIMITED
UNAUDITED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in U.S. Dollars)
For the Period from April 29, 2022 to September 30, 2022
Revenues	$9,213,021

Operating expenses:
Voyage expenses	168,454
Vessel operating expenses	1,814,370
Depreciation	2,228,774
Total operating expenses	4,211,598

Operating income	5,001,423

Other income (expense):
Interest expense	(1,999,081)
Foreign exchange gain, net	2,232
Other expense, net	(1,996,849)

Net income, representing comprehensive income	$3,004,574
See accompanying notes to financial statements.

RESPENT MARINE LIMITED
UNAUDITED STATEMENT OF EQUITY
(in U.S. Dollars)
	Share capital	Accumulated profits	Total
	US$	US$	US$

Balance at April 29, 2022, date of incorporation	$—	$—	$—

Issuance of shares on April 29, 2022, date of incorporation	100	—	100

Net income	—	3,004,574	3,004,574

Balance at September 30, 2022	$100	$3,004,574	$3,004,674
See accompanying notes to financial statements.

RESPENT MARINE LIMITED
UNAUDITED STATEMENT OF CASH FLOWS
(in U.S. Dollars)
Period from April 29, 2022 to September 30, 2022
Cashflows from operating activities:
Net income	$3,004,574
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,228,574
Amortization of deferred financing costs	33,776
Changes in operating assets and liabilities:
Amount due from related company, trade	(5,021,603)
Prepaid expenses and other current assets	(902,994)
Inventories	(245,750)
Trade payable and accrued expenses	903,423
Net cash provided by operating activities	—

Net increase in cash and cash equivalents	—

Cash and cash equivalents at the beginning of period	—
Cash and cash equivalents at end of period	—
See accompanying notes to financial statements.

RESPENT MARINE LIMITED
NOTES TO FINANCIAL STATEMENTS
(in U.S. Dollars)
1 GENERAL INFORMATION
Respent Marine Ltd. (the “Company”) is a company incorporated in the Republic of Liberia. The address of the Company’s registered office is 80 Broad Street, Monrovia, Liberia. The Company is engaged in vessel chartering and ship owning.
The immediate, penultimate and ultimate holding companies of the Company at the end of and during the financial period were Quantum Crude Tankers Ltd, Quantum Pacific Shipping Limited and Oceania Holdings Ltd. respectively. All holding companies are incorporated in the Republic of Liberia. Related companies in these financial statements refer to the subsidiaries of Oceania Holdings Ltd.
2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
These unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”).
Accounting estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel impairment, vessel valuations, residual value of vessels and the useful life of vessels. Actual results could differ from those estimates.
Inventories
Inventories consist of consumable bunkers and lubricants that are stated at the lower of cost and net realizable value. Cost is determined by the first in, first out method.
Vessel, net
Vessels, net is stated at cost, less accumulated depreciation. Cost includes expenditure that is directly attributable to the acquisition of the asset and any other costs directly attributable to bringing the asset to a working condition for its intended use, including capitalized borrowing costs.
Vessels are depreciated on a straight-line basis over their estimated useful life based on the cost of the vessel reduced by the estimated residual value of the vessel. The Company estimates the useful life of the vessel to be 30 years from the vessel-built date. The useful life of the vessel is evaluated to determine if events have occurred which would require modification to their useful life. In addition, the Company estimates residual value of its vessel using the long-range historical average demolition steel price per lightweight tonnage of the vessel.
Deferred financing costs
Deferred financing costs represents fees incurred for obtaining new debt which are deferred and amortized to interest expense over the life of the long-term debt using the effective interest method. Unamortized deferred financing costs are presented as a direct deduction within the outstanding long-term debt balance in the Company’s balance sheet.
Revenue recognition
The vessel is deployed in the time charter market and the company records time charter revenue based on time apportionment over the duration of the period of each time charter for which the performance obligation is satisfied beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Time charter contracts are considered operating leases and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 — Revenue from Contracts with Customers (“ASC 606”) because (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives economic benefit from such use. The Company has identified that time charter agreement, contain a lease in accordance with ASC 842 and has accounted for the time charter revenue under ASC 842.
Under ASC 842, the Company elected not to separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crew wages and related cost, vessel repair and maintenance, vessel insurance, cost of spares and consumable stores and other miscellaneous expenses. Both the lease and non-lease components are earned by passage of time.
Accounting for expenses
Voyage expenses include the cost of bunkers consumed during the ballast period for time charter voyages. The ballast period starts from the completion of the previous voyage and ends on the delivery of the vessel to the current charterers. Vessel operating expenses include crew wages and related cost, vessel repair and maintenance, vessel insurance, cost of spares and consumable stores, technical management fees and other miscellaneous expenses. All voyage and vessel operating expenses are expensed as incurred on an accrual basis.
Income tax
The Company is not subject to income tax under the tax laws of the country of incorporation. Income arising from shipping activities is subject to gross transportation tax. Gross transportation tax is computed on the gross freight lifted or discharged in certain jurisdictions.
Fair value of financial instruments
The estimated fair values of the Company’s financial instruments, such as amount due from company and immediate holding company, trade payables and long-term debt, approximate their individual carrying amounts as of September 30, 2022 due to their short-term maturity or the variable-rate nature of the borrowings.
Recent Accounting Pronouncements
The Financial Accounting Standards Board (“FASB”) has issued accounting standards that had not yet become effective as of December 31, 2021 and may impact the Company’s financial statements or related disclosures in future periods. Those standards and their potential impact are discussed below.
In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, (“ASU 2020-04”). ASU 2020-04 addresses concerns about certain accounting consequences that could result from the anticipated transition away from the use of LIBOR and other interbank offered rates to alternative reference rates. ASU 2020-04 is elective and applies “to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.” ASU 2020-04 establishes (1) a general contract modification principle that entities can apply in other areas that may be affected by reference rate reform and (2) certain elective hedge accounting expedients. ASU 2020-04 is optional and effective for all entities as of March 12, 2020 and may be applied prospectively to contract modifications made on or before December 31, 2022. In January 2021, the FASB issued ASU 2021-01, Rate Reference Reform (Topic 848), Scope, (“ASU 2021-01”), which clarifies certain provisions in Topic 848, if elected by an entity, to apply to derivative instruments that use interest rate for margining, discounting, or contract price alignment that is modified as a result of rate reference reform. The Company has assessed that there is no significant impact arising from the adoption of ASU 2020-04 on its long-term debt as the benchmark interest rate used for its long-term debt is Secured Overnight Financing Rate (“SOFR”).
3 VESSEL, NET
On May 12, 2022, the Company entered into an agreement to purchase a 2021-built, 92,970 dwt LNG Tanker vessel. The cost including direct expenses of acquisition was $178,314,324. The Company took delivery of the vessel on during the second quarter of 2022. This acquisition was financed through proceeds from long-term bank debt and unsecured advances from a related company (refer to Note 7 Cash Flow Information).

4 LONG-TERM DEBT
2022
Principal amount	$142,000,000
Less: Unamortized deferred financing cost	(534,224)
Less: Current portion	(8,256,160)
Long-term debt, net	$132,209,616
The long-term debt has a maturity date of 7 years from the date of drawdown which is May 11, 2022. The secured bank loan bears interest at a rate of SOFR plus 1.8% per annum. Repayments of $4,176,471 are due half-yearly instalments beginning on November 17, 2022, with a final balloon payment for all outstanding principal and accrued interest due upon maturity. The loan is guaranteed by the immediate holding company.
The related debt financing fees amount to $568,000. As of September 30, 2022, $534,224 of deferred financing cost were presented as a direct deduction within the outstanding long-term loan balance in the Company’s Balance Sheet. Amortization expense for deferred financing costs for the period ended September 30, 2022 was $33,776. This amortization expense is recorded as a component of interest expense in the Statement of Operations.
For the period ended September 30, 2022, the interest rate on the long-term debt ranged from 2.59% to 4.72%. The weighted average effective interest rate including the amortization of debt issuance costs for the year was 3.03%.
Interest expense consisted of:
2022
Interest expense on bank loans	$1,958,421
Amortization of deferred financing cost	33,776
Bank fee	6,884
$1,999,081
Scheduled Debt Maturity
The following table sets forth the scheduled repayment of the outstanding principal long-term loan of $142,000,000 as of September 30, 2022:
Total
2023	$8,352,941
2024	8,352,941
2025	8,352,941
2026	8,352,941
2027	8,352,941
Thereafter	100,235,295
Total long-term debt	$142,000,000
5 TRADE PAYABLES AND ACCRUED EXPENSES
Trade payables and accrued expenses consist of the following:
2022
Trade payables	$27,106
Accrued vessel acquisition cost	455,758
Accrued interest expense	260,757
Accrued vessel operating expenses	615,560
Trade payable and accrued expenses	$1,359,181

6 FAIR VALUE OF FINANCIAL INSTRUMENT
The fair values and carrying values of the Company’s financial instrument as of September 30, 2022 which are required to be disclosed at fair value, but not recorded at fair value, are noted below.
	2022
	Carrying value	Fair value
Principal amount of floating rate debt	$142,000,000	$142,000,000
The carrying value of the borrowings, which excludes the impact of deferred financing costs, approximate their fair value due to its variable interest nature and interest rates reprice on a monthly basis. The carrying amounts of the Company’s other financial instruments as of September 30, 2022 (principally amount due from related company and immediate holding company and Trade payable and accrued expenses) approximate fair values because of the relatively short maturity of these instruments.
ASC Subtopic 820-10, “Fair Value Measurements & Disclosures” (“ASC 820-10”), applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 requires significant management judgment. The three levels are defined as follows:
The Company defines fair value, establishes a framework for measuring fair value and provides disclosures about fair value measurements. The fair value hierarchy for disclosure of fair value measurements is as follows:
•
Level 1—Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•
Level 2—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
Floating rate debt is considered to be a Level 2 item, as the Company considers the estimate of rates it could obtain for similar debt or based upon transactions amongst third parties. Nonrecurring fair value measurements include vessel impairment assessments completed during year-end as determined based on third party quotes, which are based off of various data points, including comparable sales of similar vessels, which are Level 2 inputs. There was no vessel impairment recorded during the period ended September 30, 2022. The Company did not have any Level 3 financial assets or liabilities as of September 30, 2022.
7 CASH FLOW INFORMATION
For the period ended September 30, 2022, the Company had non-cash investing activities not included in the Statement of Cash Flows for items included the purchase of vessel of $178,314,324 by incurring the following: 1) Long-term debt of $142,000,000; 2) Advances from related company of $ 35,500,000; 3) Accrued vessel acquisition cost included in trade payable and accrued expenses of $455,758; and 4) Amount due to related company of $358,566. The payment for the acquisition of vessels and proceeds from the long-term debt was executed directly by a related company.
For the period ended September 30, 2022, the Company had non-cash financing activities not included in the Statement of Cash Flows for items included in 1) Amount due from immediate holding company for issue of common stock of $100 and 2) Amount due from related company, trade for payment of deferred financing cost of $568,000.

8 RELATED COMPANY AND PARTY TRANSACTIONS
The following are related party transactions not disclosed elsewhere in these financial statements:
2022
Receipts on behalf by related company:
Charter hire income	$9,191,763

Payments on behalf by related company:
Other expenses	(2,823,978)
Loan interest and related fees	(2,272,548)
Intercompany loan	(35,500,000)
Amounts due from related company, trade, amount due from immediate holding company, non-trade and amount due to related party, non-trade on the balance sheet are unsecured, interest-free and repayable on demand.
9 COMMON STOCK
Each share of the Company’s outstanding common stock is permitted one vote on proposals presented to stockholders and is entitled to share equally in any dividends declared by the Company’s Board of Directors.
10 REVENUE
Revenue is generated from time charter out contracts. During the period of the time charter agreements, the Company is responsible for operating and maintaining the vessels. These costs are recorded as vessel operating expenses in the Statements of Operations. The Company has elected the practical expedient that allows the Company to combine lease and non-lease components under ASC 842 as the Company believes (1) the timing and pattern of recognizing revenues for operating the vessel is the same as the timing and pattern of recognizing vessel leasing revenue; and (2) the lease component, if accounted for separately, would be classified as an operating lease.
The future minimum lease receivables under non-cancellable operating leases are as follows:
2022
2023	$24,272,500
2024	24,339,000
2025	24,272,500
2026	24,272,500
2027	24,272,500
Thereafter	7,010,208
$128,439,208
11 SUBSEQUENT EVENTS
On November 10, 2022, Cool Company Ltd executed a Sale and Purchase Agreement (“SNP Agreement”) to purchase the 100% of the stake in the Company. Following the execution of the SNP Agreement, the shareholders of the Company changed from Quantum Crude Tankers Ltd to Cool Company Ltd.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
On November 10, 2022, Cool Company Ltd. acquired four special purpose vehicles (the “Acquired Vessel SPVs”) with contracted LNG carriers, the 2021 built 2-stroke Kool Orca, the 2020 built 2-stroke Kool Firn, and the 2015 built TFDE vessels Kool Boreas and Kool Baltic (the “Acquired Vessels”), from Quantum Crude Tankers Ltd, an affiliate of EPS, for approximately $660 million.
The formation and funding of CoolCo and its acquisition of the eight TFDE LNG carriers and the shipping and FSRU management organization from Golar were completed in a series of phased acquisitions. CoolCo commenced meaningful operations from January 27, 2022, the date of the Private Placement from which point it had the means to finance the acquisitions pursuant to the Vessel SPA and ManCo SPA. CoolCo acquired each of the thirteen legal entities from Golar on multiple acquisition dates during the period from March 3, 2022 to June 30, 2022.
The unaudited pro forma condensed combined financial information presented below has been prepared in accordance with Article 11 of Regulation S-X. The following unaudited pro forma condensed combined financial information for the nine months period ended September 30, 2022 gives effect to the acquisition of the Acquired Vessel SPVs as if they had occurred on January 1, 2022 and is based on the following:
a.
CoolCo’s interim condensed consolidated financial information during the successor period of the Company, commencing on January 27, 2022, reflects the funding and the phased acquisition of the legal entities acquired from Golar on the respective acquisition dates until September 30, 2022 (the “Successor Period”);

b.
Combined carve-out financial information of Golar Shipping and Vessel Management (“GSVM” or “Predecessor”) a carve-out business of Golar LNG Limited (“Golar” or “Parent”) which included historical operations and results of each of the legal entities CoolCo acquired from Golar until the day prior to the respective acquisition date (the “Predecessor Period”); and

c.	Aggregated financial information of each of the Acquired Vessel SPVs during the period from April 29, 2022 (the date of incorporation of each of those SPVs) to September 30, 2022 (Note 5).
The assumptions and estimates underlying the adjustments to the unaudited pro forma condensed combined financial information are described in the accompanying notes, which should be read together with the unaudited pro forma condensed combined financial information.
As the operations of the Acquired Vessels did not constitute a “business” for purposes of Article 11 of Regulation S-X prior to the time the Acquired Vessel SPVs were incorporated, the results and related expenses of the Acquired Vessels and Acquired Vessel SPVs are included from April 29, 2022 (the date of incorporation). Accordingly, we do not present pro forma financial information for the fiscal year ended December 31, 2021 as there would be no pro forma adjustments to reflect for the year ended December 31, 2021 and any pro forma statement of operations would be the same as the historical operations and results of GSVM for the year ended December 31, 2021, included elsewhere in this Form 20-F.
The following unaudited pro forma condensed combined financial information was prepared using the asset acquisition method of accounting under accounting principles generally accepted in the United States (“U.S. GAAP”). For accounting purposes, the acquisition of the Acquired Vessel SPVs will be accounted for as an asset acquisition. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen test is met, the set assets and activities, and any assumed liabilities is not a business. In connection with the acquisition of the Acquired Vessel SPVs, substantially all the fair value is included in the Vessels and Equipment and, as such, the acquisition will be treated as an asset acquisition.
Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. The accounting policies of CoolCo may materially vary from those of the Acquired Vessel SPVs. During the preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Management will conduct a final review of Acquired Vessel SPV’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of the Acquired SPV’s results of operations or reclassification of assets or liabilities to conform to CoolCo’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined statements of operations and the unaudited pro forma condensed combined balance sheet give pro forma effect to the acquisition on the terms provided for in the related agreements and the unaudited transaction accounting adjustments reflect adjustments related to (1) the application of the asset acquisition accounting in connection with the acquisition and (2) the preliminary fair value estimate of assets acquired and liabilities assumed. The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the transactions had been completed as of the dates set forth above, nor is it indicative of our future results. The unaudited pro forma condensed combined financial information should be read together with the Company’s unaudited condensed consolidated financial statements as of and for the nine month period ended September 30, 2022 and the Acquired Vessel SPVs unaudited interim financial statements as of and for the period ended September 30, 2022, included elsewhere in this Form 20-F.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2022
(in thousands of $, except per share amounts)	Cool Company Limited (Successor) Note 1 Phased period from January 27, 2022 to September 30, 2022	Golar Shipping and Vessel Management (Predecessor) Note 1 Phased period from January 1, 2022 to June 30, 2022	Acquired Vessel SPVs Aggregated (Note 1 and 5) Period from April 29, 2022 to September 30, 2022	Transaction accounting adjustments	Notes	Pro Forma Combined
Time and voyage charter revenues	104,535	37,289	40,522	—		182,346
Vessel and other management fee revenues	3,684	6,167	—	(968)	4a	8,883
Amortization of intangible assets and liabilities arising from charter agreements, net	14,504	—	—	2,763	4b	17,267
Total operating revenues	122,723	43,456	40,522	1,795		208,496

Vessel operating expenses	(24,781)	(7,706)	(7,326)	968	4a	(38,845)
Voyage, charter hire and commission expenses, net	(1,212)	(1,229)	(355)	—		(2,796)
Administrative expenses	(6,262)	(5,422)	—	(700)	4c	(12,384)
Depreciation and amortization	(28,413)	(5,745)	(9,142)	(1,959)	4b	(45,259)
Total operating expenses	(60,668)	(20,102)	(16,823)	(1,691)		(99,284)

Other operating income	—	4,374	—	—		4,374
Operating income	62,055	27,728	23,699	104		113,586

Financial income/(expense)
Interest income	389	4	—	—		393
Interest expense	(15,172)	(4,725)	(7,329)	—		(27,226)
Gains on derivative instruments	9,527	—	—	—		9,527
Other financial items, net	(2,227)	622	8	—		(1,597)
Net financial expenses	(7,483)	(4,099)	(7,321)	—		(18,903)
Income before income taxes and non-controlling interests	54,572	23,629	16,378	104		94,683
Income taxes	(141)	(385)	—	—		(526)
Net income	54,431	23,244	16,378	104		94,157
Net income attributable to non-controlling interests	(1,902)	(8,206)	—	—		(10,108)
Net income attributable to the Owners / Parent	52,529	15,038	16,378	104		84,049
Number of shares outstanding	40,010,000			13,678,462	4d	53,688,462
Weighted average number of shares outstanding	37,933,018			13,678,462	4d	51,611,480
Basic and diluted earnings per share	$1.38					$1.63
See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

COOL COMPANY LTD.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2022
(in thousands of $)	Cool Company Limited (Successor) Note 1	Acquired Vessel SPVs Aggregated (Note 1 and 5)	Transaction accounting Adjustments	Notes	Pro Forma Combined
ASSETS

Current assets
Cash and cash equivalents	94,790	—	30,920	4d and 4e	125,710
Restricted cash and short-term deposits	3,468	—	—		3,468
Trade accounts receivable	1,674	3	—		1,677
Intangible assets, net	6,338	—	896	4f	7,234
Inventories	4	1,019	—		1,023
Amounts due from related party	—	20,050	(20,050)	4g	—
Other current assets	4,611	4,068	(3,850)	4h	4,829
Total current assets	110,885	25,140	7,916		143,941

Non-current assets
Restricted cash	456	—	—		456
Vessels and equipment, net	1,164,815	645,675	92,765	4i	1,903,255
Intangible assets, net	5,550	—	4,522	4f	10,072
Other non-current assets	11,598	—	—		11,598
Total assets	1,293,304	670,815	105,203		2,069,322

LIABILITIES AND EQUITY

Current liabilities
Current portion of long-term debt	151,183	38,363	—		189,546
Trade accounts payable	1,467	6,385	—		7,852
Accrued expenses	42,335	—	—		42,335
Other current liabilities	38,737	—	7,216	4j	45,953
Amounts due to related parties	8,196	130,000	(133,850)	4g and 4h	4,346
Total current liabilities	241,918	174,748	(126,634)		290,032

Non-current liabilities
Long-term debt	506,195	479,689	—		985,884
Other non-current liabilities	28,700	—	82,093	4j	110,793
Total liabilities	776,813	654,437	(44,541)		1,386,709
Equity
Owners’ / Parent’s equity	394,863	—	166,122	4d	560,985
Accumulated Earnings	52,529	16,378	(16,378)	4k	52,529
Non-controlling interests	69,099	—	—		69,099
Total equity	516,491	16,378	149,744		682,613
Total liabilities and equity	1,293,304	670,815	105,203		2,069,322
See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of presentation
On November 10, 2022, Cool Company Ltd. acquired four special purpose vehicles (the “Acquired Vessel SPVs”) with contracted LNG carriers, the 2021 built 2-stroke Kool Orca, the 2020 built 2-stroke Kool Firn, and the 2015 built TFDE vessels Kool Boreas and Kool Baltic (the “Acquired Vessels”), from Quantum Crude Tankers Ltd, an affiliate of EPS for approximately USD 660 million. Details of the Acquired Vessel SPVs are as follows:
Name	Purpose
Pernli Marine Limited	Owns and operates Kool Baltic
Persect Marine Limited	Owns and operates Kool Boreas
Felox Marine Limited	Owns and operates Kool Firn
Respent Marine Limited	Owns and operates Kool Orca
The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives effect to the acquisition as if it had occurred on September 30, 2022.
As the operations of the Acquired Vessels did not constitute a “business” for purposes of Article 11 of Regulation S-X prior to the time the Acquired Vessel SPVs were incorporated, the results and related expenses of the Acquired Vessels and Acquired Vessels SPVs are included from April 29, 2022 (the date of incorporation). Accordingly, we do not present pro forma financial information for the fiscal year ended December 31, 2021 as there would be no adjustments to reflect for the year ended December 31, 2021.
The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 has been prepared using, and should be read in conjunction with, the following:
•
CoolCo’s unaudited interim condensed consolidated statement of operations for the nine months period ended September 30, 2022, presented in relation to the Successor and the Predecessor period, included elsewhere in this Form 20-F;

•	The aggregated statement of operations of each of the Acquired Vessel SPVs for the period from April 29, 2022 (the date of incorporation of each of the SPVs) to September 30, 2022 (Note 5).
The unaudited pro forma condensed combined balance sheet as of September 30, 2022 has been prepared using the following:
•	CoolCo’s unaudited interim condensed consolidated balance sheets as of September 30, 2022, included elsewhere in this Form 20-F;
•	The aggregated balance sheets of each of the Acquired Vessel SPVs as of September 30, 2022 (Note 5).
The pro forma information has been prepared by our management and it may not be indicative of the results that actually would have occurred had the transaction been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. They also may not be useful in predicting the future financial condition and results of operations of the combined company. Our actual financial condition and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
The Company has preliminarily concluded the acquisition of the Acquired Vessel SPVs repre-sents an asset acquisition by CoolCo of the Acquired Vessel SPVs. To determine the accounting for this transaction under U.S. GAAP, a company must assess whether an integrated set of assets and activities will be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the relative fair value of the gross assets acquired is concentrated in a single asset or group of similar non-financial assets. If that screen test is met, the set of assets and activities, and assumed liabilities is not a business. In connection with the acquisition of the Acquired Vessel SPVs, substantially all of the consider-ation paid is allocated to the fair value of acquired Vessels and Equipment and, as such, the ac-quisition is expected to be treated as an asset acquisition. The Acquired Vessel SPV’s assets and liabilities will be measured and recognized at their relative fair values, as estimated in good faith by management, and allocated to the net assets acquired as of the transaction date, and combined with the assets, liabilities, and results of operations of CoolCo on November 10, 2022, the con-summation date of the acquisition. The Company has not yet completed its valuation analysis of the fair market value of the Acquired Vessel SPV’s assets acquired and liabilities assumed.
Asset acquisitions are to be accounted for by allocating costs, including transaction costs, of the acquisition to the acquired assets based on their relative fair value basis. For the purpose of meas-uring the estimated fair value of the assets acquired and liabilities assumed, CoolCo estimated the preliminary fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The preliminary fair value measurements utilize estimates based on historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be adjusted as ad-ditional information becomes available and as additional analyses are performed. The final pur-chase price allocation will be determined subsequent to the acquisition, and the final amounts of the assets acquired, and liabilities assumed may differ materially from the values recorded in the unaudited pro forma condensed combined financial information. The acquisition is subject to closing adjustments that represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and which are subject to change as additional information becomes available and analyses are performed.
2. Preliminary Purchase Price Allocation
The accompanying unaudited pro forma condensed combined financial statements reflect a net cash consideration of $135.2 million.
For purposes of this pro forma analysis, the above purchase price has been allocated based on the preliminary relative fair value of the assets and liabilities acquired as follows:
(in thousands of $)	September 30, 2022 Pro Forma
Vessels and Equipment, net	738,440
Intangible assets, net	5,417
Unfavorable contracts liabilities	(89,308)
Net working capital	(1,295)
Debt, net of unamortized transaction costs	(518,052)
Net assets acquired	135,202
The guidance in ASC 805 requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the set is not a business. The initial screen test was met as CoolCo determined that substantially all of the fair value was concentrated in the acquired Vessels and equipment. The fair value of the Vessels and equipment was determined to be approximately $738.4 million, including the excess of purchase price allocation among the assets and liabilities acquired, as shown above.
3. Financing transactions
The Company financed the acquisition of the Acquired Vessel SPVs with a gross $170 million (net: $166.1 million) share issuance of 13,678,462 new shares in a private placement during November 2022 (the “Second Private Placement”) and assumed the underlying debt of a $518 million term loan facility, net of unamortized transaction costs, secured by the Acquired Vessel SPVs. Maturing in May 2029, the facility carries interest at SOFR plus a margin of 2.0%. Approximately $20 million principal repayment in respect of this facility was paid on November 14, 2022 which has not been reflected as a pro forma adjustment.
Upon completion of the Second Private Placement, the Company has a total of 53,688,462 outstanding shares of par value of $1.00 each.

4. Pro forma adjustments
The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:
(a)	Reflects the elimination of technical and commercial management services fee revenue/expense for the management of four vessels provided by the Company’s management organization.
(b)
Reflects the net amortization income of intangible assets and liabilities arising from charter agreements, net and the incremental depreciation of vessels and equipment based on fair values of assets acquired and liabilities assumed on acquisition.

(c)	Reflects administrative services costs associated with the acquisition paid by the Company.
(d)	To reflect the issuance of 13,678,462 common shares and the net proceeds of $166.1 million from this issuance of common shares as part of financing of the acquisition.
(e)	To reflect the net cash consideration of $135.2 million paid in connection with the acquisition of the Acquired SPVs.
(f)	Reflects the above market fair value of favorable contract intangible assets, net of $0.9 million and $4.5 million included under “current assets” and “non-current assets”, respectively.
(g)	Reflects the deemed reclassification to contributed equity and settlement of net amount payable to related party of $110 million received as part of cash consideration.
(h)
Reflects the elimination of net due to/due from balances between the Company and the Acquired Vessel SPVs and are comprised primarily of management fees and other vessel operating cost advances received for managing the Acquired Vessels.

(i)
On a preliminary basis, and until the purchase price allocation has been finalized, the consideration price in excess of the net book value of the Acquired Vessels assets has been allocated to Vessels and Equipment, net.

(j)
Reflects the below market fair value of the unfavorable contracts liabilities of $7.2 million and $82.1 million that are included within “other current liabilities” and “other non-current liabilities”, respectively.

(k)	Reflects the elimination of pre-acquisition accumulated earnings of the Acquired Vessel SPVs.
5. Summary Financial Information of Acquired SPVs
The individual and aggregated statement of operations of each of the Acquired Vessel SPVs for the period from April 29, 2022 (date of incorporation of each of the SPVs) to September 30, 2022 is as follows:
		For the Period from April 29, 2022 to September 30, 2022
(in thousands of $)	Pernli Marine Ltd.	Persect Marine Ltd.	Felox Marine Ltd.	Respent Marine Ltd.	Acquired Vessel SPVs Aggregated
Time and voyage charter revenues	11,043	11,046	9,220	9,213	40,522

Voyage, charter hire and commission expenses, net	(26)	(126)	(35)	(168)	(355)
Vessel operating expenses	(1,918)	(1,938)	(1,656)	(1,814)	(7,326)
Depreciation	(2,298)	(2,341)	(2,274)	(2,229)	(9,142)
Total operating expenses	(4,242)	(4,405)	(3,965)	(4,211)	(16,823)

Operating income	6,801	6,641	5,255	5,002	23,699

		For the Period from April 29, 2022 to September 30, 2022
(in thousands of $)	Pernli Marine Ltd.	Persect Marine Ltd.	Felox Marine Ltd.	Respent Marine Ltd.	Acquired Vessel SPVs Aggregated
Financial income/(expense)
Interest expense	(1,665)	(1,694)	(1,971)	(1,999)	(7,329)
Other financial items, net	2	2	2	2	8
Net financial expenses	(1,663)	(1,692)	(1,969)	(1,997)	(7,321)

Net income	5,138	4,949	3,286	3,005	16,378
5. Summary Financial Information of Acquired SPVs (Continued)
The individual and aggregated balance sheets of each of the Acquired Vessel SPVs as of September 30, 2022 are as follows:
	Pernli Marine Ltd.	Persect Marine Ltd.	Felox Marine Ltd.	Respent Marine Ltd.	Acquired Vessel SPVs Aggregated
ASSETS
Current assets:
Amount due from related party	5,977	5,885	4,093	4,095	20,050
Trade receivables	—	3	—	—	3
Prepaid expenses and other current assets	1,189	1,078	898	903	4,068
Inventories	218	279	276	246	1,019
Total current assets	7,384	7,245	5,267	5,244	25,140

Non-current asset:
Vessels, net	146,753	149,291	173,545	176,086	645,675
Total assets	154,137	156,536	178,812	181,330	670,815

LIABILITIES AND EQUITY
Current liabilities:
Trade payable and accrued expenses	1,939	2,034	1,053	1,359	6,385
Current portion of long-term debt	10,637	10,817	8,653	8,256	38,363
Amount due to related party	29,500	30,000	35,000	35,500	130,000
Total current liabilities	42,076	42,851	44,706	45,115	174,748

Non-current liability:
Long-term debt	106,923	108,736	130,820	133,210	479,689
Total liabilities	148,999	151,587	175,526	178,325	654,437

Equity:
Common stock, no par value; 500 shares authorized, 100 shares issued each and outstanding as of September 30, 2022	—	—	—	—	—
Accumulated earnings	5,138	4,949	3,286	3,005	16,378
Total equity	5,138	4,949	3,286	3,005	16,378

Total liabilities and equity	154,137	156,536	178,812	181,330	670,815